Filed Pursuant to Rule 424(b)(2)
Registration No. 333-165024

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be Registered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Senior Notes due 2018	$750,000,000	$53,475

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

PROSPECTUS

$750,000,000

Equinix, Inc.

8.125% Senior Notes due 2018

The notes will bear interest at the rate of 8.125% per year. Interest on the notes will accrue from and be payable semi-annually in arrears on March 1 and September 1 of each year, commencing on September 1, 2010. The notes will mature on March 1, 2018. We may redeem all or a part of the notes on or after March 1, 2014, on any one or more occasions, at the redemption prices set forth under “Description of Notes—Redemption,” plus accrued and unpaid interest thereon, if any, to, but not including, the applicable redemption date. In addition, at any time prior to March 1, 2013, we may on any one or more occasions redeem up to 35% of the aggregate principal amount of the notes outstanding under the indenture with the net cash proceeds of one or more equity offerings. At any time prior to March 1, 2014, we may also redeem all or a part of the notes at a redemption price equal to 100% of the principal amount of notes redeemed plus a “make-whole” premium as of, and accrued and unpaid interest, if any, to, but not including, the date of redemption.

The notes will be our general senior obligations and will rank equal in right of payment to all of our existing and future senior indebtedness. Upon a change in control, we will be required to make an offer to purchase each holder’s notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase.

The notes will not be guaranteed by any of our subsidiaries. The obligations to make payments of principal and interest on the notes are solely our obligations. Therefore, the notes will be structurally subordinated to any obligation of our subsidiaries that are not guarantors.

We have not applied, and do not intend to apply, for the listing of the notes on any exchange or automated dealer quotation system. Currently, there is no public market for the notes.

Investing in the notes involves risks. See “Risk Factors” beginning on page 11 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public Offering Price	100%	$750,000,000
Underwriting Discount	1.75%	$13,125,000
Proceeds to Equinix, Inc. (before expenses)	98.25%	$736,875,000

The public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from March 3, 2010 to the date of delivery.

The underwriters expect to deliver the notes to purchasers on or about March 3, 2010, only in book-entry form through the facilities of The Depository Trust Company.

Joint Book-Running Managers

Citi	J.P. Morgan

Co-Managers

BofA Merrill Lynch	Barclays Capital	Goldman, Sachs & Co.

ING		RBS

February 26, 2010

You should rely only on the information contained in or incorporated by reference into this prospectus. Neither we nor the underwriters have authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the underwriters are not, making an offer or sale of notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in or incorporated by reference into this prospectus is accurate only as of the date appearing on the front cover of this prospectus or the date of the applicable incorporated document. Our business, financial condition, results of operations and prospects may have changed since that date.

ABOUT THE PROSPECTUS

This prospectus incorporates important business and financial information about us and our subsidiaries that is not included in or delivered with this prospectus. Information incorporated by reference is available without charge to prospective investors upon written request to us at 301 Velocity Way, Fifth Floor, Foster City, California 94404, Attention: Investor Relations, or by telephone at (650) 513-7000.

We have not taken any action to permit an offering of the notes outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the notes and the distribution of this prospectus outside of the United States.

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You must comply with all applicable laws and regulations in force in any applicable jurisdiction and you must obtain any consent, approval or permission required by you for the purchase, offer or sale of the notes under the laws and regulations in force in the jurisdiction to which you are subject or in which you make your purchase, offer or sale, and neither we nor the underwriters will have any responsibility therefor.

We reserve the right to withdraw this offering of notes at any time. We and the underwriters also reserve the right to reject any offer to purchase, in whole or in part, for any reason, or to sell less than the amount of notes offered hereby.

Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Such transactions may include stabilization and the purchase of notes to cover short positions. For a description of these activities, see “Underwriting.”

References to “Equinix,” the “Company,” “we,” “our” and “us” and similar terms mean Equinix, Inc., a Delaware corporation, and its consolidated subsidiaries, unless the context otherwise requires.

References to “Switch and Data” mean Switch & Data Facilities Company, Inc., a Delaware corporation, and its consolidated subsidiaries, unless the context otherwise requires.

References to the “notes” mean the Senior Notes due 2018 offered hereby, unless the context otherwise requires.

FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference herein, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements contained in this prospectus or incorporated by reference herein are based upon current expectations that involve risks and uncertainties. Any statements contained in this prospectus or incorporated by reference herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words “believes,” “anticipates,” “plans,” “expects,” “intends” and similar expressions are intended to identify forward-looking statements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a discrepancy include, but are not limited to, those discussed in the “Risk Factors” section, in addition to the other information set forth in this prospectus and incorporated by reference herein. All forward-looking statements contained in this prospectus or incorporated by reference herein are based on information available to us as of the date hereof and we assume no obligation to update any such forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in this prospectus under “Risk Factors.” You should carefully consider the risks described in the “Risk Factors” section, in addition to the other information set forth in this prospectus and incorporated by reference herein, before making an investment decision.

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WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act relating to the notes offered by this prospectus. This prospectus is a part of that registration statement, which includes additional information not contained in this prospectus.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC (including exhibits to such documents) at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC’s website at www.sec.gov.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

1.	Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed on February 22, 2010.

2.	Definitive Proxy Statement on Schedule 14A, filed on April 23, 2009 (excluding those portions that are not incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2008).

3.	Current Reports on Form 8-K, filed on January 6, 2010, January 19, 2010, January 29, 2010 and February 17, 2010.

We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the SEC, including any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or certain exhibits furnished pursuant to Item 9.01 of Form 8-K.

You may request, and we will provide you with, a copy of these filings, at no cost, by calling us at (650) 513-7000 or by writing to us at the following address:

Equinix, Inc.

301 Velocity Way, Fifth Floor

Foster City, CA 94404

Attn: Investor Relations

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PROSPECTUS SUMMARY

This summary highlights information contained or incorporated by reference in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. For a more complete understanding of our business and financial affairs, we encourage you to read this entire prospectus, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus, together with the documents incorporated by reference into this prospectus, before making a decision whether to invest in the notes.

Overview

We are the leading global provider of network-neutral data center and colocation services. Global enterprises, content providers, financial services companies and network service providers rely upon our insight and expertise to protect and connect their most valued information assets. We operate 49 International Business Exchange® (IBX) centers, or IBX data centers, across 18 markets in North America, Europe and Asia-Pacific where customers directly interconnect with a networked ecosystem of partners and customers. More than 360 network service providers offer access to more than 90% of the world’s Internet routes inside our IBX data centers. This access to Internet routes provides our customers improved reliability and streamlined connectivity for optimized business transactions, while significantly reducing costs by reaching a critical mass of networks within a centralized physical location. For the year ended December 31, 2009 we had revenues of $882.5 million, net income of $69.4 million and adjusted EBITDA of $408.6 million. For a discussion of our primary non-GAAP metric, adjusted EBITDA, including a reconciliation to GAAP financial measures, see our non-GAAP financial measures discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Our services are primarily comprised of colocation, interconnection and managed IT infrastructure services.

•	Colocation services include cabinets, power, operations space and storage space for customers’ colocation needs.

•

Interconnection services include cross connects, as well as switch ports on the Equinix Exchange service. These services provide scalable and reliable connectivity that allows customers to exchange traffic directly with the service provider of their choice or directly with each other, creating an optimized performing business ecosystem for the exchange of data between strategic partners.

•

Managed IT infrastructure services allow customers to leverage our significant telecommunications expertise, maximizing the benefits of our IBX data centers and optimizing their infrastructure and resources.

Our network-neutral business model contributes to our success in the market. We offer our customers direct interconnection to an aggregation of bandwidth providers rather than focusing on selling a particular network, including the world’s top carriers, Internet Service Providers (ISPs), broadband access networks (DSL / cable) and international carriers. AOL, at&t, British Telecom, Cable & Wireless, Comcast, Level 3, NTT, Qwest, SingTel, Sprint and Verizon Business are all currently located within our IBX data centers. Access to such a wide variety of networks has attracted a variety of customers, in various business sectors, including:

•	Content Providers (eBay, Hulu, MSN, MySpace, Sony, Yahoo!, Zynga Game Network)

•	Enterprise (Amazon.com, Capgemini, Deloitte & Touche, NASA, Salesforce.com, The McGraw-Hill Companies, United Stationers)

•	Financial Companies (ACTIV Financial, BOX, Chi-X, Deutsche Börse Group, DirectEdge, Quantlab, Thomson Reuters)

Internet connectivity and the ability to efficiently distribute digital content or services across multiple networks to a global audience are core strategic requirements to an increasing number of businesses today. Customer demand for highly reliable, secure, network-neutral data center and colocation facilities continues to expand more rapidly than the supply of facilities available in the industry. We believe the factors contributing to the continued increase in demand for our services include:

•	The continuing growth of consumer Internet traffic from new bandwidth-intensive services, such as video, VoIP, social media, mobile data, gaming, data-rich media, Ethernet and wireless services.

•

Significant increases in power and cooling requirements for today’s data center equipment. Servers have increased the overall level of power consumed and heat generation by more than two times since 2000 and many legacy-built data centers are unable to accommodate new power and cooling demands.

•	The growth of enterprise applications, such as Software-as-a-Service (SaaS), and disaster recovery, and the adoption of cloud computing technology services.

•

The financial services market is experiencing tremendous growth with the shift to electronic trading and increased volume of peak messages (transactions per second), requiring optimized data exchange through business ecosystems.

•

The growth of “proximity communities” that rely on immediate physical colocation with their strategic partners and customers, such as financial exchange ecosystems for electronic trading and settlement.

•	The high capital costs associated with building and maintaining “in-sourced” data centers creates an opportunity for capital savings by leveraging an outsourced model.

The supply and demand imbalance in the industry has, to date, created a favorable pricing environment for us, as well as an opportunity to increase market share. We have gained many customers that have outgrown their existing data centers or that have realized the benefits of a network-neutral model and the ability to create their own optimized business ecosystems for the exchange of data. Strategically, we will continue to look at attractive opportunities to grow market share and selectively expand our footprint and service offerings. We continue to leverage our global reach and depth to differentiate based upon our ability to support truly global customer requirements in all our markets.

Our Value Proposition

More than 2,600 companies, including a diversified mix of content providers, financial companies, global enterprises and network service providers, currently operate within our IBX data centers. These companies derive specific value from the following elements of our service offering:

•	Comprehensive global service offering: With 49 IBX data centers in 18 markets in the U.S., Europe and Asia-Pacific, we offer a consistent global service.

•

Premium data centers: Our IBX data centers feature advanced design, security, power and cooling elements to provide customers with industry-leading reliability. While others in the market have business models that include additional offerings, we are focused on data center services and interconnection as our core competency.

•

Dynamic business ecosystems: Our network-neutral model has enabled us to attract a critical mass of networks that, in turn, attracts other businesses seeking to interconnect within a single location. This ecosystem model, versus connecting to multiple partners in disparate locations, reduces costs and optimizes the performance of data exchange. As we grow and attract an even more diversified base of customers, the value of our IBX data center offering increases.

•

Improved economics: Customers seeking to outsource their data center operations rather than build their own capital-intensive data centers enjoy significant capital cost savings in this credit-challenged economic environment. Customers also benefit from improved economics on account of the broad access to networks we provide. Rather than purchasing costly local loops from multiple transit providers, customers can connect directly to more than 360 networks inside our IBX data centers.

•

Leading insight: With more than 10 years of industry experience, we have a specialized staff of industry experts who helped build and shape the interconnection infrastructure of the Internet. This specialization and industry knowledge base offer customers a unique consultative value and a competitive advantage.

Our Strategy

Our objective is to expand our global leadership position as the premier network neutral data center operator for content providers, financial companies and global enterprises seeking to protect and connect their most valued information assets. Key components of our strategy include the following:

Continue to build upon our critical mass of network providers and content companies and grow our position within the enterprise and financial sectors.    We have assembled a critical mass of premier network providers and content companies and have become one of the core hubs of the information-driven world. This critical mass is a key selling point for companies that want to connect with a diverse set of networks to provide the best connectivity to their end-customers and network companies that want to sell bandwidth to companies and interconnect with other networks in the most efficient manner available. Currently, we service more than 360 unique networks, including all of the top tier networks, allowing our customers to directly interconnect with providers that serve more than 90% of global Internet routes. We have a growing mass of key players in the enterprise and financial sectors, such as Bank of America, The Gap, Gannett, IBM, Salesforce.com, Sony and others. We expect the content provider and financial segments to continue to serve as the principal driver of our growth.

Promote our IBX data centers as the most reliable data centers in the industry.    Data center reliability, power availability and network choice are the most important attributes considered by our customers when they are choosing a data center provider. Our IBX data centers are leading new business models and offer customers advanced security, reliability, optimized delivery performance of dynamic applications and rich content, and redundancy. Our security design in the U.S. IBX data centers includes five levels of biometrics security to access customer cages. Our power infrastructure in the U.S. includes N+1 redundancy for all systems and has delivered 99.999% uptime over the period January 1, 2002 through December 31, 2009. We provide access to more than 360 network service providers. Our global support staff, trained to aid customers with operational support, is available 24 hours a day, 365 days a year.

Leverage the network ecosystem.    As networks, content providers, financial services providers and other enterprises locate in our IBX data centers, it benefits their suppliers and business partners to do so as well to gain the full economic and performance benefits of direct interconnection. These partners, in turn, pull in their business partners, creating a “network effect” of customer adoption. Our interconnection services enable scalable, reliable and cost-effective interconnection and optimized traffic exchange thus lowering overall cost and increasing flexibility. The ability to directly interconnect with a wide variety of companies is a key differentiator for us in the market.

Provide new products and services within our IBX data centers.    We plan to continue to offer additional products and services that are most valuable to our customers as they manage their Internet and network businesses and, specifically, as they attempt to effectively utilize multiple networks. Examples include our IBXLink services, which allow customers to easily move traffic between IBX data centers located in the same metro area, or the Financial Exchange service, which allows direct interconnection with electronic financial exchanges, such as the Chicago Mercantile Exchange, NASDAQ and ICAP in markets such as Chicago, Frankfurt, London, New York, Hong Kong and Paris.

Pursue growth in response to customer demand.    We continue to evaluate expansion opportunities in select markets based on customer demand. We expect to open new IBX data centers, or IBX data center expansions, in 11 of our 18 markets in 2010. In addition, in October 2009, we entered into a definitive agreement to acquire Switch and Data which will extend our presence into 16 new markets in the U.S. and Canada. Completion of the merger remains subject to the satisfaction or waiver of closing conditions, including the clearance of the transaction by the Department of Justice under the Hart-Scott-Rodino Antitrust Improvement Act, as amended, or HSR Act.

Our strategy is to continue to grow in select existing markets and possibly expand to additional markets where demand and financial return potential warrant. We expect to execute this expansion strategy in a cost-effective and prudent manner through a combination of acquiring existing data centers through lease or purchase, or building new IBX data centers based on key criteria, such as demand and potential financial return, in each market.

Recent Developments

On October 21, 2009, we entered into an Agreement and Plan of Merger, or the Merger Agreement, with Switch and Data and Sundance Acquisition Corporation, our wholly-owned subsidiary, or Merger Sub, pursuant to which, subject to the satisfaction or waiver of the conditions therein, Merger Sub will be merged with and into Switch and Data, with Switch and Data surviving as our wholly-owned subsidiary. At the time of announcement, the transaction was valued at approximately $689.0 million. Subject to the terms and conditions of the Merger Agreement, at the effective time of and as a result of the merger, each outstanding share of common stock of Switch and Data (other than dissenting shares and shares held by Switch and Data as treasury stock or owned by us) will be converted into merger consideration that will consist of 0.19409 shares of our common stock, $19.06 in cash or a combination of shares of our common stock and cash. The Merger Agreement provides that the overall consideration to be paid by us in the merger will consist 80% of our common stock and 20% of cash.

Switch and Data is a provider of data centers that house, power and interconnect the Internet. Leading content companies, enterprises and communications service providers rely on Switch and Data to connect to customers and exchange Internet traffic. Switch and Data has built a reputation for service, delivered across a broad colocation footprint and a rich network of interconnections in North America. Switch and Data operates 34 sites in the U.S. and Canada.

On January 6, 2010, we received a Request for Additional Information (commonly referred to as a “second request”) from the Antitrust Division of the Department of Justice in connection with its review of the merger. This second request extends the waiting period imposed by the HSR Act until 30 days after we have substantially complied with the second request unless that period is extended voluntarily by us or terminated sooner by the Antitrust Division. We are in the process of compiling the documents to respond to the second request and currently expect the merger to close in the second quarter of 2010.

As further described elsewhere in this prospectus, we are involved in three lawsuits related to the merger. On January 19, 2010, counsel for parties in those lawsuits entered into a memorandum of understanding in which they agreed upon the terms of a settlement of all three lawsuits. In connection with this settlement, the three lawsuits and all claims asserted therein are expected to be dismissed with prejudice.

On January 29, 2010, the stockholders of Switch and Data adopted and approved the Merger Agreement.

Completion of the merger remains subject to the satisfaction or waiver of closing conditions, including the clearance of the transaction by the Department of Justice under the HSR Act. See “Risk Factors—We may not receive clearance from the Department of Justice to consummate the acquisition of Switch and Data.”

Completion of the merger is not a condition of this offering.

Company Information

Our principal executive offices are located at 301 Velocity Way, Fifth Floor, Foster City, CA 94404 and our telephone number is (650) 513-7000. Our website is located at www.equinix.com. Information contained on or accessible through our website is not part of this prospectus.

The Offering

The following is a brief summary of certain terms of this offering. For a more complete description of the terms of the notes, see the section “Description of Notes.” In this “Prospectus Summary—The Offering” section, “we”, “us” and “Equinix” refer to Equinix, Inc. and not to any of its subsidiaries.

Issuer	Equinix, Inc., a Delaware corporation.

Securities Offered	$750.0 million aggregate principal amount of 8.125% Senior Notes due 2018.

Maturity Date	March 1, 2018.

Interest Payment Dates	Interest will accrue from and be payable semi–annually in arrears on March 1 and September 1 of each year, commencing on September 1, 2010.

Redemption	We may redeem all or a part of the notes on or after March 1, 2014, on any one or more occasions, at the redemption prices set forth under “Description of Notes—Redemption,” plus accrued and unpaid interest thereon, if any, to, but not including, the applicable redemption date.

In addition, at any time prior to March 1, 2013, we may on any one or more occasions redeem up to 35% of the aggregate principal amount of the notes outstanding under the indenture, at a redemption price equal to 108.125% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but not including, the redemption date, with the net cash proceeds of one or more equity offerings, provided that at least 65% of the aggregate principal amount of the notes issued under the indenture remains outstanding immediately after the occurrence of such redemption. At any time prior to March 1, 2014, we may also redeem all or a part of the notes at a redemption price equal to 100% of the principal amount of notes redeemed plus a “make whole” premium as of, and accrued and unpaid interest, if any, to, but not including, the date of redemption.

Ranking	The notes will be our general senior obligations. Your right to payment under these notes will be:

•	effectively subordinated to all of our existing and future secured indebtedness, including our debt outstanding under any bank facility, to the extent of the assets securing such debt;

•	structurally subordinated to any existing and future indebtedness and other liabilities (including trade payables) of any of our subsidiaries;

•	equal in right of payment to all of our existing and future senior indebtedness; and

•	senior in right of payment to any of our existing and future subordinated indebtedness.

At December 31, 2009, after giving pro forma effect to the offering, we would have had total consolidated indebtedness of approximately $2.2 billion, none of which was secured indebtedness of Equinix. At such date, our subsidiaries had approximately $889.2 million of indebtedness and other liabilities (including trade payables but excluding intercompany items and liabilities of a type not required to be reflected on the balance sheets of our subsidiaries).

Guarantees	On the issue date, the notes will not be guaranteed by any of our subsidiaries. In the future certain subsidiaries may be required to guarantee the notes. See “Description of Notes—Certain Covenants—Subsidiary Guarantees.”

Covenants	The indenture governing the notes will contain covenants that limit our ability and the ability of our restricted subsidiaries to, among other things:

•	incur additional debt;

•	pay dividends or make other restricted payments;

•	purchase, redeem or retire capital stock or subordinated debt;

•	make asset sales;

•	enter into transactions with affiliates;

•	incur liens;

•	enter into sale–leaseback transactions;

•	provide subsidiary guarantees;

•	make investments; and

•	merge or consolidate with any other person.

Each of these restrictions have a number of important qualifications and exceptions. See “Description of Notes.” If the notes are rated investment grade at any time by both Standard & Poor’s and Moody’s most of the restrictive covenants contained in the indenture governing the notes will be suspended. See “Description of Notes—Certain Covenants—Suspension of Covenants.”

Change of Control	Upon the occurrence of a change of control (as defined in “Description of Notes”), we will be required to make an offer to purchase each holder’s notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase.

Form and Denomination

The notes will be issued only in registered form. The notes will initially be issued in minimum denominations of $2,000. The notes initially sold by the underwriters will be represented by a single permanent global note in fully registered form, deposited with a custodian for and registered in the name of a nominee of The

Depository Trust Company (“DTC”). Beneficial interests in the global note will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, notes in certificated form will not be issued in exchange for the global note or interests therein.

Risk Factors	Investing in the notes involves risk. See “Risk Factors” and the other information included or incorporated by reference in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the notes.

Trading	The notes are a new issue of securities, and there is currently no established trading market for the notes. An active or liquid market may not develop for the notes or, if developed, be maintained. We have not applied, and do not intend to apply, for the listing of the notes on any automated dealer quotation system.

Governing Law	The notes and the indenture under which they will be issued will be governed by New York law.

Trustee	U.S. Bank National Association.

Use of Proceeds	We estimate that we will receive net proceeds of approximately $736.3 million from the offering, after deducting the underwriters’ discount and commissions and estimated offering expenses. We intend to use such net proceeds for general corporate purposes, which may include expansion capital expenditures and the repayment of indebtedness, including indebtedness that we expect to assume in connection with our planned acquisition of Switch and Data. See “Use of Proceeds.”

Conflicts of Interest	Because Goldman, Sachs & Co. and/or its affiliates beneficially own more than 10% of our common stock prior to the closing of this offering, Goldman, Sachs & Co. may be deemed to have a “conflict of interest” with us under NASD Rule 2720 of the Financial Industry Regulatory Authority (formerly known as the National Association of Securities Dealers, Inc., or NASD) (“FINRA”). Because all of the members primarily responsible for managing the public offering do not have a conflict of interest, are not affiliates of any member that does have a conflict of interest, and meet the requirements of NASD Rule 2720(f)(12)(E), FINRA does not require that we use a qualified independent underwriter for this offering.

Summary Consolidated Financial Data

The following tables summarize our consolidated financial data for the periods presented. You should read this summary consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The consolidated statements of operations data for the three years ended December 31, 2009 and the consolidated balance sheet data as of December 31, 2009 are derived from our audited consolidated financial statements included in this prospectus. The consolidated statements of operations data as of December 31, 2006 and 2005 are derived from our audited consolidated financial statements not included in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future.

	Years ended December 31,
	2009	2008	2007	2006	2005
	(dollars in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$882,509	$704,680	$419,442	$286,915	$221,057

Costs and operating expenses:
Cost of revenues	483,420	414,799	263,768	188,379	158,354
Sales and marketing	63,584	66,913	40,719	32,619	20,552
General and administrative	155,324	146,564	105,794	72,123	45,110
Restructuring charges	(6,053)	3,142	407	1,527	33,814
Gain on asset sales	—	—	(1,338)	(9,647)	—
Acquisition costs	5,155	—	—	—	—

Total costs and operating expenses	701,430	631,418	409,350	285,001	257,830

Income (loss) from operations	181,079	73,262	10,092	1,914	(36,773)
Interest income	2,384	8,940	15,406	6,627	3,584
Interest expense	(74,232)	(61,677)	(32,014)	(14,630)	(8,905)
Other-than-temporary impairment loss on investments	(2,590)	(1,527)	—	—	—
Other income (expense)	2,387	1,307	3,047	(245)	25
Loss on debt extinguishment and conversion	—	—	(5,949)	—	—
Income tax benefit (expense)	(39,597)	87,619	(473)	(439)	(543)
Cumulative effect of a change in accounting principle	—	—	—	376	—

Net income (loss)	$69,431	$107,924	$(9,891)	$(6,397)	$(42,612)

Earnings (loss) per share:
Basic	$1.80	$2.91	$(0.30)	$(0.22)	$(1.78)

Weighted average shares—basic	38,488	37,120	32,595	28,796	23,956

Diluted	$1.75	$2.79	$(0.30)	$(0.22)	$(1.78)

Weighted average shares—diluted	39,676	41,582	32,595	28,796	23,956

Other Financial Data:
Net cash provided by operating activities	$355,492	$267,558	$120,020	$75,412	$67,595
Net cash used in investing activities	(558,178)	(478,040)	(1,054,725)	(158,470)	(108,722)
Net cash provided by financing activities	323,598	145,106	1,145,013	46,107	134,611
Adjusted EBITDA(1)	408,608	292,476	155,390	—	—
Ratio of earnings to fixed charges(2)	0.5x	0.9x	1.6x	1.5x	—

	As of December 31, 2009
	Actual	As Adjusted(3)
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term and long-term investments	$604,367	$1,340,642
Accounts receivable, net	64,767	64,767
Property, plant and equipment, net	1,808,115	1,808,115
Total assets	3,038,150	3,788,150
Current portion of capital lease and other financing obligations	6,452	6,452
Current portion of mortgage and loans payable	58,912	58,912
Capital lease and other financing obligations, excluding current portion	154,577	154,577
Mortgage and loans payable, excluding current portion	371,322	371,322
8.125% Senior notes due 2018 offered hereby	—	750,000
Convertible debt	893,706	893,706
Total debt	1,484,969	2,234,969
Total liabilities	1,855,667	2,605,667
Total stockholders’ equity	1,182,483	1,182,483
Selected Credit Statistics(4):
Senior debt to adjusted EBITDA ratio(5)	1.4x	3.3x
Total debt to adjusted EBITDA ratio(6)	3.6x	5.5x
Net debt to adjusted EBITDA ratio(7)	2.2x	2.2x
Adjusted EBITDA to interest expense ratio(8)	5.5x	3.0x

(1)	For a discussion of our primary non-GAAP metric, adjusted EBITDA, see our non-GAAP financial measures discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.
(2)	In calculating the ratio of earnings to fixed charges, earnings consist of net income (loss) before income tax expense, cumulative effect of a change in accounting principle and fixed charges. Fixed charges consist of interest expense, including such portion of rental expense that was attributed to interest. The ratio of earnings to fixed charges was less than 1.0 to 1.0 for the year ended December 31, 2005. The coverage deficiency for the year ended December 31, 2005 was $42.1 million.
(3)	Reflects the sale of the notes offered hereby, after deducting underwriting discounts and estimated offering expenses, and excludes the effect of the proposed acquisition by Equinix of Switch and Data. For pro forma information giving effect to the proposed acquisition by us of Switch and Data, see “Unaudited Pro Forma Combined Consolidated Condensed Financial Statements.”
(4)	The following ratios are calculated in a manner consistent with our financial statements, which may not be consistent with the manner in which such ratios would be calculated under the indenture.
(5)	Senior debt to adjusted EBITDA ratio is presented as senior debt (which is total debt less convertible debt) divided by adjusted EBITDA.
(6)	Total debt to adjusted EBITDA ratio is presented as total debt divided by adjusted EBITDA.
(7)	Net debt to adjusted EBITDA ratio is presented as total debt less cash, cash equivalents and short-term and long-term investments divided by adjusted EBITDA.
(8)	Adjusted EBITDA to interest expense ratio is presented as adjusted EBITDA divided by interest expense.

RISK FACTORS

Any investment in the notes involves a high degree of risk. You should consider the risks described below carefully and all of the information contained and incorporated by reference in this prospectus before deciding whether to purchase the notes. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the events described in the following risks actually occur, our business, financial condition and results of operations could suffer. In that event, the price of the notes could decline, and you may lose all or part of your investment in the notes. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See “Forward-Looking Statements.”

Risks Relating to Our Business

Our substantial debt could adversely affect our cash flows and limit our flexibility to raise additional capital.

We have a significant amount of debt and expect to incur additional debt, including as a result of this offering, to support our growth. As of December 31, 2009, our total indebtedness was approximately $1.5 billion, our stockholders’ equity was $1.2 billion and our cash and investments totaled $604.4 million. As of December 31, 2009, after giving pro forma effect to the offering, we would have had total consolidated indebtedness of approximately $2.2 billion.

Our substantial amount of debt could have important consequences. For example, it could:

•

require us to dedicate a substantial portion of our cash flow from operations to make interest and principal payments on our debt, reducing the availability of our cash flow to fund future capital expenditures, working capital, execution of our expansion strategy and other general corporate requirements;

•	make it more difficult for us to satisfy our obligations under our various debt instruments;

•	increase our vulnerability to general adverse economic and industry conditions and adverse changes in governmental regulations;

•	limit our flexibility in planning for, or reacting to, changes in our business and industry, which may place us at a competitive disadvantage compared with our competitors;

•	limit our ability to borrow additional funds, even when necessary to maintain adequate liquidity, which would also limit our ability to further expand our business; and

•	make us more vulnerable to increases in interest rates because of the variable interest rates on some of our borrowings to the extent we have not entirely hedged such variable rate debt.

The occurrence of any of the foregoing factors could have a material adverse effect on our business, results of operations and financial condition. In addition, the performance of our stock price may trigger events that would require the write-off of a significant portion of our debt issuance costs related to our convertible debt, which may have a material adverse effect on our results of operations and financial condition.

In addition, of our total indebtedness as of December 31, 2009, $591.3 million was non-convertible senior debt. These are committed facilities, virtually all of which are fully drawn or advanced, for which we are amortizing debt repayments of either principal and/or interest only, and we were in compliance with the covenants related to this debt effective December 31, 2009. However, deteriorating market and liquidity conditions may give rise to issues which may impact the lenders’ ability to hold these debt commitments to maturity. Accordingly, these lenders of committed and drawn facilities may refuse to fund advances under the undrawn facilities or attempt to call outstanding amounts, even though no call provisions exist absent a default. Loss of these facilities would have an adverse effect on our liquidity.

We may also need to refinance a portion of our outstanding debt as it matures, such as our $110.0 million Chicago IBX financing, which will ultimately become due in 2012 once we use our remaining extension option, and our $250.0 million 2.50% convertible subordinated notes due 2012. There is a risk that we may not be able to refinance existing debt or that the terms of any refinancing may not be as favorable as the terms of our existing debt. Furthermore, if prevailing interest rates or other factors at the time of refinancing result in higher interest rates upon refinancing, then the interest expense relating to that refinanced indebtedness would increase. These risks could materially adversely affect our financial condition, cash flows and results of operations.

Acquisitions present many risks, and we may not realize the financial or strategic goals that were contemplated at the time of any transaction.

In October 2009, we announced that we had entered into an agreement to acquire Switch and Data in a transaction valued at approximately $689.0 million at the time of announcement. Over the last several years, we have completed several other acquisitions (including our acquisitions of IXEurope plc in 2007, Virtu Secure Webservices B.V. in 2008 and Upminster GmbH in 2009). We may make additional acquisitions in the future, which may include acquisitions of businesses, products, services or technologies that we believe to be complementary, as well as acquisitions of new IBX data centers or real estate for development of new IBX data centers. We may pay for future acquisitions by using our existing cash resources (which may limit other potential uses of our cash), incurring additional debt (which may increase our interest expense, leverage and debt service requirements) and/or issuing shares (which may dilute our existing stockholders and have a negative effect on our earnings per share). Acquisitions expose us to several potential risks, including:

•	the possible disruption of our ongoing business and diversion of management’s attention by acquisition, transition and integration activities;

•	our potential inability to successfully pursue or realize some or all of the anticipated revenue opportunities associated with an acquisition;

•	the possibility that we may not be able to successfully integrate acquired businesses or achieve anticipated operating efficiencies or cost savings;

•	the possibility that announced acquisitions may not be completed, due to failure to satisfy the conditions to closing or for other reasons;

•

the dilution of our existing stockholders as a result of our issuing stock in transactions such as our acquisition of Switch and Data, where 80% of the consideration payable to Switch and Data’s stockholders will consist of shares of our common stock;

•	the possibility of customer dissatisfaction if we are unable to achieve levels of quality and stability on par with past practices;

•	the possibility that our customers may not accept either the existing equipment infrastructure or the “look-and-feel” of a new or different IBX data center;

•	the possibility that additional capital expenditures may be required or that transaction expenses associated with acquisitions may be higher than anticipated;

•	the possibility that required financing to fund the requirements of an acquisition may not be available on acceptable terms or at all;

•

the possibility that we may be unable to obtain required approvals from governmental authorities under antitrust and competition laws on a timely basis or at all, which could, among other things, delay or prevent us from completing an acquisition, limit our ability to realize the expected financial or strategic benefits of an acquisition or have other adverse effects on our current business and operations;

•	the possible loss or reduction in value of acquired businesses;

•	the possibility that carriers may find it cost-prohibitive or impractical to bring fiber and networks into a new IBX data center;

•

the possibility of litigation or other claims in connection with or as a result of an acquisition, including claims from terminated employees, customers, former stockholders or other third parties; and

•	the possibility of pre-existing undisclosed liabilities, including but not limited to environmental or asbestos liability, for which insurance coverage may be insufficient or unavailable.

The occurrence of any of these risks could have a material adverse effect on our business, results of operations, financial condition or cash flows.

We cannot assure you that the price for any future acquisitions of IBX data centers will be similar to prior IBX data center acquisitions. In fact, we expect acquisition costs, including capital expenditures required to build or render new IBX data centers operational, to increase in the future. If our revenue does not keep pace with these potential acquisition and expansion costs, we may not be able to maintain our current or expected margins as we absorb these additional expenses. There is no assurance we would successfully overcome these risks or any other problems encountered with these acquisitions.

We may not receive clearance from the Department of Justice to consummate the acquisition of Switch and Data.

In October 2009, we announced that we had entered into an agreement to acquire Switch and Data in a transaction valued at approximately $689.0 million at the time of announcement. In January 2010, the stockholders of Switch and Data voted in favor of the transaction. There are several remaining conditions to the closing of the transaction, including the clearance of the transaction by the Department of Justice under the HSR Act. The Department of Justice has issued a second request in which it has requested a substantial number of documents from us and Switch and Data in order to complete its review of the transaction. While we expect to be in a position to close the transaction in the second quarter of 2010, there can be no assurance that we will be able to do so. Furthermore, the Department of Justice could determine that it will bring a suit if we attempt to close the transaction. In addition, the Department of Justice could impose conditions upon its clearance of the transaction, such as the divestiture of certain assets, which could make the acquisition of Switch and Data less attractive to us. Accordingly, there can be no assurance that we will be able to consummate the acquisition of Switch and Data in a timely manner or at all, or that conditions will not be imposed on the consummation of the transaction that result in our concluding that we do not wish to consummate it.

The uncertain economic environment may continue to have an impact on our business and financial condition.

The uncertain economic environment could have an adverse effect on our liquidity. Customer collections are our primary source of cash. While we believe we have a strong customer base and have continued to experience strong collections, if the current market conditions were to worsen, some of our customers may have difficulty paying us and we may experience increased churn in our customer base, including reductions in their commitments to us. We may also be required to further increase our allowance for doubtful accounts and our results would be negatively impacted. Our sales cycle could also continue to be lengthened if customers slow spending, or delay decision-making, on our products and services, which could adversely affect our revenue growth. Finally, we could also experience pricing pressure as a result of economic conditions if our competitors lower prices and attempt to lure away our customers with lower cost solutions.

The uncertain economic environment could also have an impact on our foreign exchange forward contract and interest rate swap hedging contracts if our counterparties’ credit deteriorates further or they are otherwise unable to perform their obligations.

Finally, our ability to access the capital markets may be severely restricted at a time when we would like, or need, to do so which could have an impact on our flexibility to pursue additional expansion opportunities and maintain our desired level of revenue growth in the future.

If we are not able to generate sufficient operating cash flows or obtain external financing, our ability to fund incremental expansion plans may be limited.

Our capital expenditures, together with ongoing operating expenses and obligations to service our debt, will be a substantial drain on our cash flow and may decrease our cash balances. Additional debt or equity financing may not be available when needed or, if available, may not be available on satisfactory terms. Our inability to obtain additional debt and/or equity financing or to generate sufficient cash from operations may require us to prioritize projects or curtail capital expenditures which could adversely affect our results of operations.

Fluctuations in foreign currency exchange rates in the markets in which we operate internationally could harm our results of operations.

We may experience gains and losses resulting from fluctuations in foreign currency exchange rates. To date, the majority of our revenues and costs are denominated in U.S. dollars; however, the majority of revenues and costs in our international operations are denominated in foreign currencies. Where our prices are denominated in U.S. dollars, our sales could be adversely affected by declines in foreign currencies relative to the U.S. dollar, thereby making our products and services more expensive in local currencies. We are also exposed to risks resulting from fluctuations in foreign currency exchange rates in connection with our international expansions. To the extent we are paying contractors in foreign currencies, our expansions could cost more than anticipated as a result of declines in the U.S dollar relative to foreign currencies. In addition, fluctuating foreign currency exchange rates have a direct impact on how our international results of operations translate into U.S. dollars.

Although we have in the past, and may decide in the future, to undertake foreign exchange hedging transactions to reduce foreign currency transaction exposure, we do not currently intend to eliminate all foreign currency transaction exposure. For example, while we hedge certain of our foreign currency assets and liabilities on our consolidated balance sheet, we do not hedge revenue. During fiscal 2007 and the first half of 2008, the U.S. dollar had been generally weaker relative to certain of the currencies of the foreign countries in which we operate. This overall weakness of the U.S. dollar had a positive impact on our consolidated results of operations because the foreign denominations translated into more U.S. dollars. However, during the second half of 2008 and through the first quarter of 2009, the U.S. dollar strengthened relative to certain of the currencies of the foreign countries in which we operate. This significantly impacted our consolidated financial position and results of operations as amounts in foreign currencies are generally translating into less U.S. dollars. During the last three quarters of 2009, the U.S. dollar weakened again relative to certain of the currencies of the foreign countries in which we operate, which had a positive impact to our results of operations. In future periods, strengthening of the U.S. dollar could have a negative impact on our consolidated financial position and results of operations including the amount of revenue that we report in future periods. For additional information on foreign currency risk, refer to our discussion of foreign currency risk in “Quantitative and Qualitative Disclosures About Market Risk” included elsewhere in this prospectus.

We are continuing to invest in our expansion efforts but may not have sufficient customer demand in the future to realize expected returns on these investments.

We are considering the acquisition or lease of additional properties and the construction of new IBX data centers beyond those expansion projects already announced. We will be required to commit substantial operational and financial resources to these IBX data centers, generally 12 to 18 months in advance of securing customer contracts, and we may not have sufficient customer demand in those markets to support these centers once they are built. In addition, unanticipated technological changes could affect customer requirements for data centers and we may not have built such requirements into our new IBX data centers. Either of these contingencies, if they were to occur, could make it difficult for us to realize expected or reasonable returns on these investments.

Our products and services have a long sales cycle that may harm our revenues and operating results.

A customer’s decision to license cabinet space in one of our IBX data centers and to purchase additional services typically involves a significant commitment of resources. In addition, some customers will be reluctant to commit to locating in our IBX data centers until they are confident that the IBX data center has adequate carrier connections. As a result, we have a long sales cycle. Furthermore, we may expend significant time and resources in pursuing a particular sale or customer that does not result in revenue.

The current economic downturn may further impact this long sales cycle by making it extremely difficult for customers to accurately forecast and plan future business activities. This could cause customers to slow spending, or delay decision-making, on our products and services, which would delay and lengthen our sales cycle.

Delays due to the length of our sales cycle may materially and adversely affect our revenues and operating results, which could harm our ability to meet our forecasts for a given quarter and cause volatility in our stock price.

We have incurred substantial losses in the past and may incur additional losses in the future.

As of December 31, 2009, our accumulated deficit was $386.0 million. Although we have generated net income since 2008, our first full year of net income since our inception, we are also currently investing heavily in our future growth through the build-out of several additional IBX data centers and IBX data center expansions. As a result, we will incur higher depreciation and other operating expenses, as well as interest expense, that may negatively impact our ability to sustain profitability in future periods unless and until these new IBX data centers generate enough revenue to exceed their operating costs and cover our additional overhead needed to scale our business for this anticipated growth. The current global financial crisis may also impact our ability to sustain profitability if we cannot generate sufficient revenue to offset the increased costs of our recently-opened IBX data centers or IBX data centers currently under construction. In addition, costs associated with the acquisition and integration of any acquired companies, as well as the additional interest expense associated with debt financing we have undertaken to fund our growth initiatives, may also negatively impact our ability to sustain profitability. Finally, given the competitive and evolving nature of the industry in which we operate, we may not be able to sustain or increase profitability on a quarterly or annual basis.

Any failure of our physical infrastructure or services could lead to significant costs and disruptions that could reduce our revenue and harm our business reputation and financial results.

Our business depends on providing customers with highly reliable service. We must protect our customers’ IBX infrastructure and their equipment located in our IBX data centers. Furthermore, we continue to acquire IBX data centers not built by us. If we discover that these IBX data centers and their infrastructure assets are not in the condition we expected when they were acquired, we may be required to incur substantial additional costs to repair or upgrade the centers. The services we provide in each of our IBX data centers are subject to failure resulting from numerous factors, including:

•	human error;

•	equipment failure;

•	physical, electronic and cybersecurity breaches;

•	fire, earthquake, flood, tornados and other natural disasters;

•	extreme temperatures;

•	water damage;

•	fiber cuts;

•	power loss;

•	terrorist acts;

•	sabotage and vandalism; and

•	failure of business partners who provide our resale products.

Problems at one or more of our IBX data centers, whether or not within our control, could result in service interruptions or significant equipment damage. We have service level commitment obligations to certain of our customers, including our significant customers. As a result, service interruptions or significant equipment damage in our IBX data centers could result in difficulty maintaining service level commitments to these customers and potential claims related to such failures. Because our IBX data centers are critical to many of our customers’ businesses, service interruptions or significant equipment damage in our IBX data centers could also result in lost profits or other indirect or consequential damages to our customers. We cannot guarantee that a court would enforce any contractual limitations on our liability in the event that one of our customers brings a lawsuit against us as the result of a problem at one of our IBX data centers.

We may incur significant liability to our customers in connection with a loss of power or our failure to meet other service level commitment obligations, or if we are held liable for a substantial damage award. In addition, any loss of service, equipment damage or inability to meet our service level commitment obligations could reduce the confidence of our customers and could consequently impair our ability to obtain and retain customers, which would adversely affect both our ability to generate revenues and our operating results.

Furthermore, we are dependent upon Internet service providers, telecommunications carriers and other website operators in the U.S., Asia-Pacific region, Europe and elsewhere, some of which have experienced significant system failures and electrical outages in the past. Users of our services may in the future experience difficulties due to system failures unrelated to our systems and services. If for any reason, these providers fail to provide the required services, our business, financial condition and results of operations could be materially and adversely impacted.

Our construction of additional new IBX data centers could involve significant risks to our business.

In order to sustain our growth in certain of our existing and new markets, we must acquire suitable land with or without structures to build new IBX data centers from the ground up. We call these “greenfield builds.” Greenfield builds are currently underway, or being contemplated, in several key markets. A greenfield build involves substantial planning and lead-time, much longer time to completion than an IBX retrofit of an existing data center, and significantly higher costs of construction, equipment and materials, which could have a negative impact on our returns. A greenfield build also requires us to carefully select and rely on the experience of one or more general contractors and associated subcontractors during the construction process. Should a general contractor or significant subcontractor experience financial or other problems during the construction process, we could experience significant delays, increased costs to complete the project and other negative impacts to our expected returns. Site selection is also a critical factor in our expansion plans, and there may not be suitable properties available in our markets with the necessary combination of high power capacity and fiber connectivity.

While we may prefer to locate new IBX data centers adjacent to our existing locations, we may be limited by the inventory and location of suitable properties, as well as by the need for adequate power and fiber to the site. In the event we decide to build new IBX data centers separate from our existing IBX data centers, we may provide services to interconnect these two centers. Should these services not provide the necessary reliability to sustain service, this could result in lower interconnection revenue and lower margins and could have a negative impact on customer retention over time.

Environmental regulations may impose upon us new or unexpected costs.

We are subject to various federal, state, local and foreign environmental and health and safety laws and regulations, including those relating to the generation, storage, handling and disposal of hazardous substances and wastes. Certain of these laws and regulations also impose joint and several liability, without regard to fault, for investigation and cleanup costs on current and former owners and operators of real property and persons who have disposed of or released hazardous substances into the environment. Our operations involve the use of hazardous substances and materials such as petroleum fuel for emergency generators, as well as batteries, cleaning solutions and other materials. In addition, we lease, own or operate real property at which hazardous substances and regulated materials have been used in the past. At some of our locations, hazardous substances or regulated materials are known to be present in soil or groundwater and there may be additional unknown hazardous substances or regulated materials present at sites we own, operate or lease. At some of our locations, there are land use restrictions in place relating to earlier environmental cleanups that do not materially limit our use of the sites. To the extent any hazardous substances or any other substance or material must be cleaned up or removed from our property, we may be responsible under applicable laws, regulations or leases for the removal or cleanup of such substances or materials, the cost of which could be substantial.

In addition, we are subject to environmental, health and safety laws regulating air emissions, storm water management and other issues arising in our business. While these obligations do not normally impose material costs upon our operations, unexpected events, equipment malfunctions and human error, among other factors, can lead to violations of environmental laws, regulations or permits. Furthermore, environmental laws and regulations change frequently and may require additional investment to maintain compliance. Noncompliance with existing, or adoption of more stringent, environmental or health and safety laws and regulations or the discovery of previously unknown contamination could require us to incur costs or become the basis of new or increased liabilities that could be material.

Fossil fuel combustion creates greenhouse gas emissions that are linked to global climate change. Regulations to limit greenhouse gas emissions are in force in the European Union in an effort to prevent or reduce climate change. In the United States, federal legislative proposals are being actively considered that would, if adopted, implement some form of regulation or taxation to reduce or mitigate greenhouse gas (“GHG”) emissions. In addition, the U.S. Environmental Protection Agency (“EPA”) is taking steps towards using its existing authority under the Clean Air Act to regulate greenhouse gas emissions. Among other steps, EPA published the final rule for the “endangerment finding” on December 15, 2009, which declares that GHG emissions cause global warming and that global warming endangers the public health and welfare. This finding will lead to regulation of GHG emissions from various sources, potentially affecting facilities like the data centers we operate.

Several states within the United States have adopted laws intended to limit fossil fuel consumption and/or encourage renewable energy development for the same purpose. For example, California enacted AB-32, the Global Warming Solutions Act of 2006, prescribing a statewide cap on global warming pollution with a goal of reaching 1990 greenhouse gas emission levels by 2020 and 80% below 1990 levels by 2050 and establishing a mandatory emissions reporting program.

Federal, regional, state and international regulatory programs are still developing. In their final form, they may include a tax on carbon, a carbon “cap-and-trade” market, and/or other restrictions on carbon and greenhouse gas emissions. The area of greenhouse gas limitations and regulation is rapidly changing and will continue to change as additional legislation is considered and adopted, and regulations are finalized that implement existing law.

We do not anticipate that climate change-related laws and regulations would directly limit the emissions of greenhouse gases by our operations. We could, however, be directly subject to taxes, fees or costs, or could indirectly be required to reimburse electricity providers for such costs that would represent the amount of greenhouse gases we emit. The expected controls on greenhouse gas emissions are likely to increase the costs of electricity or fossil fuels, and these cost increases could materially increase our costs of operation or limit the availability of electricity or emergency generator fuels. The physical impacts of climate change, including extreme weather conditions such as heat waves, could materially increase our costs of operation due to, for example, an increase in our energy use in order to maintain the temperature and internal environment of our data centers necessary for our operations. To the extent any environmental laws enacted or regulations passed by the United States, or any domestic or foreign jurisdiction we perform business in, impose new or unexpected costs, our business, results of operations or financial condition may be adversely affected.

We may not be able to compete successfully against current and future competitors.

Our IBX data centers and other products and services must be able to differentiate themselves from those of other providers of space and services for telecommunications companies, webhosting companies and other colocation providers. In addition to competing with neutral colocation providers, we must compete with traditional colocation providers, including telecom companies, carriers, Internet service providers and webhosting facilities. Similarly, with respect to our other products and services, including managed services, bandwidth services and security services, we must compete with more established providers of similar services. Most of these companies have longer operating histories and significantly greater financial, technical, marketing and other resources than us.

Because of their greater financial resources, some of our competitors have the ability to adopt aggressive pricing policies, especially if they have been able to restructure their debt or other obligations. As a result, in the future, we may suffer from pricing pressure that would adversely affect our ability to generate revenues and adversely affect our operating results. In addition, these competitors could offer colocation on neutral terms, and may start doing so in the same metropolitan areas in which we have IBX data centers. Some of these competitors may also provide our target customers with additional benefits, including bundled communication services, and may do so in a manner that is more attractive to our potential customers than obtaining space in our IBX data centers. If these competitors were able to adopt aggressive pricing policies together with offering colocation space, our ability to generate revenues may be materially and adversely affected.

We may also face competition from persons seeking to replicate our IBX data center concept by building new IBX data centers or converting existing IBX data centers that some of our competitors are in the process of divesting. We may continue to see increased competition for data center space and customers from large REITS who also operate in our market. We may experience competition from our landlords, some of which are REITS, in this regard. Rather than leasing available space in our buildings to large single tenants, they may decide to convert the space instead to smaller square foot units designed for multi-tenant colocation use. Landlords/REITS may enjoy a cost effective advantage in providing services similar to those provided by our IBX data centers, and in addition to the risk of losing customers to these parties, this could also reduce the amount of space available to us for expansion in the future. Competitors may operate more successfully or form alliances to acquire significant market share. Furthermore, enterprises that have already invested substantial resources in outsourcing arrangements may be reluctant or slow to replace, limit or compete with their existing systems by becoming a customer. Customers may also decide it is cost-effective for them to build out their own data centers, which could have a negative impact on our results of operations. In addition, other companies may be able to attract the same potential customers that we are targeting. Once customers are located in competitors’ facilities, it may be extremely difficult to convince them to relocate to our IBX data centers.

Our business could be harmed by prolonged electrical power outages or shortages, increased costs of energy or general lack of availability of electrical resources.

Our IBX data centers are susceptible to regional costs of power, electrical power shortages, planned or unplanned power outages and limitations, especially internationally, on the availability of adequate power resources.

Power outages, such as those that occurred in California during 2001, the Northeast in 2003, and from the tornados on the U.S. east coast in 2004, could harm our customers and our business. We attempt to limit exposure to system downtime by using backup generators and power supplies; however, we may not be able to limit our exposure entirely even with these protections in place, as was the case with the power outages we experienced in our Chicago and Washington, D.C. metro area IBX data centers in 2005, London metro area IBX data centers in 2007 and Paris metro area IBX data centers in 2009.

In addition, global fluctuations in the price of power can increase the cost of energy, and although contractual price increase clauses exist in the majority of our customer agreements, we may not always choose to pass these increased costs on to our customers.

In each of our markets, we rely on third parties to provide a sufficient amount of power for current and future customers. At the same time, power and cooling requirements are growing on a per unit basis. As a result, some customers are consuming an increasing amount of power per cabinet. We generally do not control the amount of electric power our customers draw from their installed circuits. This means that we could face power limitations in our centers. This could have a negative impact on the effective available capacity of a given center and limit our ability to grow our business, which could have a negative impact on our financial performance, operating results and cash flows.

We may also have difficulty obtaining sufficient power capacity for potential expansion sites in new or existing markets. We may experience significant delays and substantial increased costs demanded by the utilities to provide the level of electrical service required by our current IBX data center designs.

We are exposed to potential risks from errors in our financial reporting systems and controls, including the potential for material misstatements in our consolidated financial statements.

Section 404 of the Sarbanes-Oxley Act of 2002 requires companies to evaluate their internal controls over financial reporting. Although we received an unqualified opinion regarding the effectiveness of our internal controls over financial reporting as of December 31, 2009, in the course of our ongoing evaluation we have identified certain areas where we would like to improve and we are in the process of evaluating and designing enhanced processes and controls to address such areas, none of which we believe constitutes a material change. However, we cannot be certain that our efforts will be effective or sufficient for us, or our independent registered public accounting firm, to issue unqualified reports in the future, especially as our business continues to grow and evolve and as we acquire other businesses.

Our ability to manage our operations and growth will require us to improve our operational, financial and management controls, as well as our internal reporting systems and controls. We may not be able to implement improvements to our internal reporting systems and controls in an efficient and timely manner and have in the past, and may in the future, discover deficiencies in existing systems and controls. In addition, internal reporting systems and controls are subject to human error. Any such deficiencies could result in material misstatements in our consolidated financial statements, which might involve restating previously issued financial statements. Additionally, as we expand, we will need to implement new systems to support our financial reporting systems and controls. We may not be able to implement these systems such that errors would not be identified in a timely manner, which could result in material misstatements in our consolidated financial statements.

If we cannot effectively manage our international operations, and successfully implement our international expansion plans, our revenues may not increase and our business and results of operations would be harmed.

For the years ended December 31, 2009, 2008 and 2007, we recognized 39%, 37% and 23%, respectively, of our revenues outside the United States.

To date, the network neutrality of our IBX data centers and the variety of networks available to our customers has often been a competitive advantage for us. In certain of our acquired IBX data centers in the Asia-Pacific region the limited number of carriers available reduces that advantage. As a result, we may need to adapt our key revenue-generating services and pricing to be competitive in those markets. In addition, we are currently undergoing expansions or evaluating expansion opportunities in Europe and in the Asia-Pacific region. Undertaking and managing expansions in foreign jurisdictions may present unanticipated challenges to us.

Our international operations are generally subject to a number of additional risks, including:

•	the costs of customizing IBX data centers for foreign countries;

•	protectionist laws and business practices favoring local competition;

•	greater difficulty or delay in accounts receivable collection;

•	difficulties in staffing and managing foreign operations, including negotiating with foreign labor unions or workers’ councils;

•	political and economic instability;

•	fluctuations in currency exchange rates;

•	difficulties in repatriating funds from certain countries;

•	our ability to obtain, transfer, or maintain licenses required by governmental entities with respect to our business;

•	unexpected changes in regulatory, tax and political environments;

•	our ability to secure and maintain the necessary physical and telecommunications infrastructure;

•	compliance with the Foreign Corrupt Practices Act; and

•	compliance with evolving governmental regulation with which we have little experience.

In addition, compliance with international and U.S. laws and regulations that apply to our international operations increases our cost of doing business in foreign jurisdictions. These laws and regulations include data privacy requirements, labor relations laws, tax laws, anti-competition regulations, import and trade restrictions, export requirements, U.S. laws such as the Foreign Corrupt Practices Act, and local laws which also prohibit corrupt payments to governmental officials. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers or our employees, and prohibitions on the conduct of our business. Any such violations could include prohibitions on our ability to offer our services in one or more countries, could delay or prevent potential acquisitions, and could also materially damage our reputation, our brand, our international expansion efforts, our ability to attract and retain employees, our business and our operating results. Our success depends, in part, on our ability to anticipate and address these risks and manage these difficulties.

The increased use of high power density equipment may limit our ability to fully utilize our IBX data centers.

Customers are increasing their use of high-density electrical power equipment, such as blade servers, in our IBX data centers which has significantly increased the demand for power on a per cabinet basis. Because many of our IBX data centers were built a number of years ago, the current demand for electrical power may exceed the designed electrical capacity in these centers. As electrical power, not space, is typically the limiting factor in our IBX data centers, our ability to fully utilize those IBX data centers may be limited. The availability of sufficient power may also pose a risk to the successful operation of our new IBX data centers. The ability to increase the power capacity of an IBX data center, should we decide to, is dependent on several factors including, but not limited to, the local utility’s ability to provide additional power; the length of time required to provide such power; and/or whether it is feasible to upgrade the electrical infrastructure of an IBX data center to deliver additional power to customers. Although we are currently designing and building to a much higher power specification, there is a risk that demand will continue to increase and our IBX data centers could become obsolete sooner than expected.

We expect our operating results to fluctuate.

We have experienced fluctuations in our results of operations on a quarterly and annual basis. The fluctuations in our operating results may cause the market price of our common stock to be volatile. We expect to experience significant fluctuations in our operating results in the foreseeable future due to a variety of factors, including, but not limited to:

•	fluctuations of foreign currencies in the markets in which we operate;

•

the timing and magnitude of capital expenditures, financing or other expenses related to the acquisition, purchase or construction of additional IBX data centers or the upgrade of existing IBX data centers;

•	demand for space, power and services at our IBX data centers;

•

changes in general economic conditions, such as the current economic downturn, and specific market conditions in the telecommunications and Internet industries, both of which may have an impact on our customer base;

•

charges to earnings resulting from past acquisitions due to, among other things, impairment of goodwill or intangible assets, reduction in the useful lives of intangible assets acquired, identification of additional assumed contingent liabilities or revised estimates to restructure an acquired company’s operations;

•	the duration of the sales cycle for our services;

•	restructuring charges or reversals of existing restructuring charges, which may be necessary due to revised sublease assumptions, changes in strategy or otherwise;

•	acquisitions or dispositions we may make, including developments with respect to our pending acquisition of Switch and Data;

•	the financial condition and credit risk of our customers;

•	the provision of customer discounts and credits;

•	the mix of current and proposed products and services and the gross margins associated with our products and services;

•	the timing required for new and future centers to open or become fully utilized;

•	competition in the markets in which we operate;

•	conditions related to international operations;

•	increasing repair and maintenance expenses in connection with aging IBX data centers;

•

lack of available capacity in our existing IBX data centers to generate new revenue or delays in opening up new or acquired IBX data centers that delay our ability to generate new revenue in markets which have otherwise reached capacity;

•	changes in rent expense as we amend our IBX data center leases in connection with extending their lease terms when their initial lease term expiration dates approach;

•

the timing and magnitude of other operating expenses, including taxes, expenses related to the expansion of sales, marketing, operations and acquisitions, if any, of complementary businesses and assets;

•	the cost and availability of adequate public utilities, including power;

•	changes in employee stock-based compensation;

•	overall inflation;

•	increasing interest expense due to any increases in interest rates and/or potential additional debt financings;

•	changes in income tax benefit or expense; and

•	changes in or new generally accepted accounting principles (GAAP) in the U.S. as periodically released by the Financial Accounting Standards Board (FASB).

Any of the foregoing factors, or other factors discussed elsewhere in this report, could have a material adverse effect on our business, results of operations and financial condition. Although we have experienced growth in revenues in recent quarters, this growth rate is not necessarily indicative of future operating results. Prior to 2008, we had generated net losses every fiscal year since inception. It is possible that we may not be able to generate net income on a quarterly or annual basis in the future. In addition, a relatively large portion of our expenses are fixed in the short-term, particularly with respect to lease and personnel expenses, depreciation and amortization and interest expenses. Therefore, our results of operations are particularly sensitive to fluctuations in revenues. As such, comparisons to prior reporting periods should not be relied upon as indications of our future performance. In addition, our operating results in one or more future quarters may fail to meet the expectations of securities analysts or investors. If this occurs, we could experience an immediate and significant decline in the trading price of our stock.

The failure to obtain favorable terms when we renew our IBX data center leases could harm our business and results of operations.

While we own certain of our IBX data centers, others are leased under long-term arrangements with lease terms expiring at various dates ranging from 2010 to 2027. These leased centers have all been subject to significant development by us in order to convert them from, in most cases, vacant buildings or warehouses into IBX data centers. All of our IBX data center leases have renewal options available to us. However, many of these renewal options provide for rent set at then-prevailing market rates. To the extent that then-prevailing market rates are higher than present rates, these higher costs may adversely impact our business and results of operations.

We depend on a number of third parties to provide Internet connectivity to our IBX data centers; if connectivity is interrupted or terminated, our operating results and cash flow could be materially and adversely affected.

The presence of diverse telecommunications carriers’ fiber networks in our IBX data centers is critical to our ability to retain and attract new customers. We are not a telecommunications carrier, and as such we rely on third parties to provide our customers with carrier services. We believe that the availability of carrier capacity will directly affect our ability to achieve our projected results. We rely primarily on revenue opportunities from the telecommunications carriers’ customers to encourage them to invest the capital and operating resources required to connect from their centers to our IBX data centers. Carriers will likely evaluate the revenue opportunity of an IBX data center based on the assumption that the environment will be highly competitive. We cannot provide assurance that each and every carrier will elect to offer its services within our IBX data centers or that once a carrier has decided to provide Internet connectivity to our IBX data centers that it will continue to do so for any period of time. Further, many carriers are experiencing business difficulties or announcing consolidations. As a result, some carriers may be forced to downsize or terminate connectivity within our IBX data centers, which could have an adverse effect on our operating results.

Our new IBX data centers require construction and operation of a sophisticated redundant fiber network. The construction required to connect multiple carrier facilities to our IBX data centers is complex and involves factors outside of our control, including regulatory processes and the availability of construction resources. If the establishment of highly diverse Internet connectivity to our IBX data centers does not occur, is materially delayed or is discontinued, or is subject to failure, our operating results and cash flow will be adversely affected. Any hardware or fiber failures on this network may result in significant loss of connectivity to our new IBX data center expansions. This could affect our ability to attract new customers to these IBX data centers or retain existing customers.

We may be vulnerable to security breaches which could disrupt our operations and have a material adverse effect on our financial performance and operating results.

A party who is able to compromise the security measures on our networks or the security of our infrastructure could misappropriate either our proprietary information or the personal information of our customers, or cause interruptions or malfunctions in our operations. We may be required to expend significant capital and resources to protect against such threats or to alleviate problems caused by breaches in security. As techniques used to breach security change frequently, and are generally not recognized until launched against a target, we may not be able to implement security measures in a timely manner or, if and when implemented, we may not be certain whether these measures could be circumvented. Any breaches that may occur could expose us to increased risk of lawsuits, regulatory penalties, loss of existing or potential customers, harm to our reputation and increases in our security costs, which could have a material adverse effect on our financial performance and operating results.

We have government customers, which subjects us to risks including early termination, audits, investigations, sanctions and penalties.

We derive some revenues from contracts with the U.S. government, state and local governments and their respective agencies. Some of these customers may terminate all or part of their contracts at any time, without cause.

There is increased pressure for governments and their agencies, both domestically and internationally, to reduce spending. Some of our federal government contracts are subject to the approval of appropriations being made by the U.S. Congress to fund the expenditures under these contracts. Similarly, some of our contracts at the state and local levels are subject to government funding authorizations.

Additionally, government contracts are generally subject to audits and investigations which could result in various civil and criminal penalties and administrative sanctions, including termination of contracts, refund of a portion of fees received, forfeiture of profits, suspension of payments, fines and suspensions or debarment from future government business.

Because we depend on the development and growth of a balanced customer base, including key magnet customers, failure to attract and retain this base of customers could harm our business and operating results.

Our ability to maximize revenues depends on our ability to develop and grow a balanced customer base, consisting of a variety of companies, including global enterprises, content providers, financial companies, and network service providers. We consider certain of these customers to be key magnets in that they draw in other customers. The more balanced the customer base within each IBX data center, the better we will be able to generate significant interconnection revenues, which in turn increases our overall revenues. Our ability to attract customers to our IBX data centers will depend on a variety of factors, including the presence of multiple carriers, the mix of products and services offered by us, the overall mix of customers, the presence of key customers attracting business through vertical market ecosystems, the IBX data center’s operating reliability and security and our ability to effectively market our services. However, some of our customers may face competitive pressures and may ultimately not be successful or may be consolidated through merger or acquisition. If these customers do not continue to use our IBX data centers it may be disruptive to our business. Finally, the uncertain economic climate may harm our ability to attract and retain customers if customers slow spending, or delay decision-making, on our products and services, or if customers begin to have difficulty paying us and we experience increased churn in our customer base. Any of these factors may hinder the development, growth and retention of a balanced customer base and adversely affect our business, financial condition and results of operations.

We are subject to securities class action and other litigation, which may harm our business and results of operations.

During the quarter ended September 30, 2001, putative shareholder class action lawsuits were filed against us, a number of our officers and directors, and several investment banks that were underwriters of our initial public offering. Similar complaints were filed against more than 300 other issuers, their officers and directors, and investment banks. The suits allege that the underwriter defendants agreed to allocate stock in our initial public offering to certain investors in exchange for excessive and undisclosed commissions and agreements by those investors to make additional purchases in the aftermarket at pre-determined prices. Plaintiffs allege that the prospectus for our initial public offering was false and misleading and in violation of the securities laws because it did not disclose these arrangements. The parties in the approximately 300 coordinated cases, including the parties in the Equinix case, reached a settlement. It provides for releases of existing claims and claims that could have been asserted relating to the conduct alleged to be wrongful from the class of investors participating in the settlement. The insurers for the issuer defendants in the coordinated cases will make the settlement payment on behalf of the issuers, including us. On October 6, 2009, the Court granted final approval to the settlement. Six notices of appeal and one petition seeking permission to appeal, from a group of objectors who also filed a notice of appeal, have been filed.

On August 22, 2008, a complaint was filed against us, certain former officers and directors of Pihana Pacific, Inc. (“Pihana”), certain investors in Pihana, and others. The lawsuit was filed in the First Circuit Court of the State of Hawaii, and arises out of December 2002 agreements pursuant to which we merged Pihana and i-STT (a subsidiary of Singapore Technologies Telemedia Pte Ltd) into our internet exchange services business. Plaintiffs, who were allegedly holders of Pihana common stock, allege that their rights as shareholders were violated, and the transaction was effectuated improperly, by Pihana’s majority shareholders, officers and directors, with the alleged assistance of ourselves and others. Among other things, plaintiffs contend that they effectively had a right to block the transaction, that this supposed right was disregarded, and that they improperly received no consideration when the deal was completed. The complaint seeks to recover unspecified punitive damages, equitable relief, fees and costs, and compensatory damages in an amount that plaintiffs allegedly “believe may be all or a substantial portion of the approximately $725 million value of Equinix held by Defendants” (a group that includes more than 30 individuals and entities). An amended complaint, which adds new plaintiffs (other alleged holders of Pihana common stock), but is otherwise substantially similar to the original pleading, was filed on September 29, 2008 (the “Amended Complaint”). On October 13, 2008, a complaint was filed by another purported holder of Pihana common stock, naming the same defendants and asserting substantially similar allegations as the August 22, 2008 and September 29, 2008 pleadings. On December 12, 2008, the court entered a stipulated order, which consolidated the two actions under one case number and set January 22, 2009 as the last day for Defendants to move to dismiss or otherwise respond to the Amended Complaint, the operative complaint in this case. On January 22, 2009, motions to dismiss the Amended Complaint were filed by us and other Defendants. On April 24, 2009, plaintiffs filed a Second Amended Complaint (“SAC”) to correct the naming of certain parties. The SAC is otherwise substantively identical to the Amended Complaint, and all motions to dismiss the Amended Complaint have been treated as responsive to the SAC. On September 1, 2009, the Court heard Defendants’ motions to dismiss the SAC and ruled at the hearing that all claims against all Defendants are time-barred. The Court also considered whether there were further independent grounds for dismissing the claims, and supplemental briefing has been submitted with respect to claims against one defendant and plaintiffs’ renewed request for further leave to amend. The Court has not yet entered a final Order on the motions to dismiss. We believe that plaintiffs’ claims and alleged damages are without merit and we intend to defend the litigation vigorously.

In the fourth quarter of 2009, three purported stockholder class action lawsuits were filed against us in connection with our proposed merger with Switch and Data. The first, filed October 27, 2009 in the Delaware Chancery Court, names us, Sundance Acquisition Corporation, Switch and Data, and the members of Switch and Data’s board of directors as defendants. The lawsuit alleges that the Switch and Data directors breached their fiduciary duties to Switch and Data’s stockholders in connection with the proposed merger, and that we aided and abetted these alleged breaches. The second complaint, filed October 30, 2009 in Florida state court, raises similar claims against the same defendants. The third complaint, filed on December 7, 2009 in the United States District Court for the Middle District of Florida, likewise raises similar claims but did not name Sundance Acquisition Corporation as a defendant. Both the second and third complaints included claims alleging that Switch and Data had failed to disclose material information concerning the merger to stockholders. On January 19, 2010, counsel for parties in all three lawsuits entered into a memorandum of understanding in which they agreed upon the terms of a settlement of all three lawsuits. In connection with this settlement, the three lawsuits and all claims asserted therein are expected to be dismissed with prejudice. The memorandum of understanding provides that the parties will seek approval of the settlement in Florida state court and that simultaneously, the parties will agree to stay the actions pending in the Delaware Chancery Court and the Florida federal court. The proposed settlement is conditional upon, among other things, the execution of an appropriate stipulation of settlement, consummation of the merger and final approval of the proposed settlement by the Florida state court. The proposed settlement contemplates that plaintiffs’ counsel will apply to the Florida state court for an award of attorneys’ fees and costs in an aggregate amount of $900,000, and that the defendants will not oppose or undermine this application. We expect that approximately 70 percent of these attorneys’ fees will be paid by insurance maintained by Switch and Data, and that we will pay the remainder.

Due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcomes of the above matters or whether such outcomes would have a material impact on our business, results of operations, financial condition or cash flows.

We continue to participate in the defense of the above matters, which may increase our expenses and divert management’s attention and resources. In addition, we may, in the future, be subject to other litigation. For example, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. Any adverse outcome in litigation could seriously harm our business, results of operations, financial condition or cash flows.

We may not be able to protect our intellectual property rights.

We cannot assure that the steps taken by us to protect our intellectual property rights will be adequate to deter misappropriation of proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights. We also are subject to the risk of litigation alleging infringement of third-party intellectual property rights. Any such claims could require us to spend significant sums in litigation, pay damages, develop non-infringing intellectual property, or acquire licenses to the intellectual property that is the subject of the alleged infringement.

Government regulation may adversely affect the use of the Internet and our business.

Various laws and governmental regulations governing Internet related services, related communications services and information technologies and electronic commerce remain largely unsettled, even in areas where there has been some legislative action. This is true both in the U.S. and the various foreign countries in which we operate. It may take years to determine whether and how existing laws, such as those governing intellectual property, privacy, libel, telecommunications services and taxation, apply to the Internet and to related services such as ours. We have limited experience with such international regulatory issues and substantial resources may be required to comply with regulations or bring any non-compliant business practices into compliance with such regulations. In addition, the development of the market for online commerce and the displacement of traditional telephony service by the Internet and related communications services may prompt an increased call for more stringent consumer protection laws or other regulation both in the U.S. and abroad that may impose additional burdens on companies conducting business online and their service providers. The compliance with, adoption or modification of, laws or regulations relating to the Internet, or interpretations of existing laws, could have a material adverse effect on our business, financial condition and results of operations.

Industry consolidation may have a negative impact on our business model.

The telecommunications industry is currently undergoing consolidation. As customers combine businesses, they may require less colocation space, and there may be fewer networks available to choose from. Given the competitive and evolving nature of this industry, further consolidation of our customers and/or our competitors may present a risk to our network-neutral business model and have a negative impact on our revenues. In addition, increased utilization levels industry-wide could lead to a reduced amount of attractive expansion opportunities available to us.

Terrorist activity throughout the world and military action to counter terrorism could adversely impact our business.

The September 11, 2001 terrorist attacks in the U.S., the ensuing declaration of war on terrorism and the continued threat of terrorist activity and other acts of war or hostility contribute to a climate of political and economic uncertainty. Due to existing or developing circumstances, we may need to incur additional costs in the future to provide enhanced security, including cybersecurity, which would have a material adverse effect on our business and results of operations. These circumstances may also adversely affect our ability to attract and retain customers, our ability to raise capital and the operation and maintenance of our IBX data centers. We may not have adequate property and liability insurance to cover catastrophic events or attacks.

We have various mechanisms in place that may discourage takeover attempts.

Certain provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a third party from acquiring control of us in a merger, acquisition or similar transaction that a stockholder may consider favorable. Such provisions include:

•	authorization for the issuance of “blank check” preferred stock;

•	the prohibition of cumulative voting in the election of directors;

•	a super-majority voting requirement to effect business combinations or certain amendments to our certificate of incorporation and bylaws;

•	limits on the persons who may call special meetings of stockholders;

•	the prohibition of stockholder action by written consent; and

•	advance notice requirements for nominations to the Board or for proposing matters that can be acted on by stockholders at stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law, which restricts certain business combinations with interested stockholders in certain situations, may also discourage, delay or prevent someone from acquiring or merging with us.

Risks Relating to the Notes

References to “Equinix,” the “Company,” “we,” “our” and “us” and similar terms in this section “Risk Factors—Risks Relating to the Notes” mean Equinix, Inc. and not any of its subsidiaries.

Our subsidiaries will not guarantee the notes. We depend in large part on the cash flow from our subsidiaries to meet our obligations, and your claims will be subordinated to all of the creditors of these subsidiaries.

Our subsidiaries will not guarantee the notes. Our subsidiaries are separate and distinct legal entities with no obligation to pay any amounts due pursuant to the notes or to provide us with funds for our payment obligations. Substantially all of our operations are conducted through our subsidiaries and we derive substantially all our revenues from our subsidiaries, and substantially all of our operating assets are owned by our subsidiaries. As a result, our cash flow and our ability to service our indebtedness, including the notes, depends in large part on the earnings of our subsidiaries and on the distribution of earnings, loans or other payments to us by these subsidiaries. Payments to us by our subsidiaries also will be contingent upon their earnings and their business considerations. In addition, the ability of our subsidiaries to make any dividend, distribution, loan or other payment to us could be subject to statutory or contractual restrictions. Because we depend in large part on the cash flow of our subsidiaries to meet our obligations, these types of restrictions may impair our ability to make scheduled interest and principal payments on the notes. Our subsidiaries held approximately 72% of our consolidated assets as of December 31, 2009.

The notes will be unsecured and effectively subordinated to any of our secured indebtedness and structurally subordinated to all of the liabilities of our subsidiaries.

The notes will be our general unsecured senior obligations, ranking equal in right of payment with our existing and any future unsubordinated indebtedness. However, because they are unsecured, the notes will be effectively junior to any of our existing and future secured indebtedness. As of December 31, 2009, after giving pro forma effect to the offering, we would have had total consolidated indebtedness of approximately $2.2 billion, none of which was secured indebtedness of Equinix.

In addition, the notes will be structurally subordinated to all of the liabilities of our subsidiaries, which may include indebtedness, trade payables, guarantees, lease obligations and letter of credit obligations. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets of the subsidiaries are made available for distribution to us. As of December 31, 2009, our subsidiaries had $889.2 million of indebtedness and other liabilities (including trade payables but excluding intercompany items and liabilities of a type not required to be reflected on a balance sheet of such subsidiaries).

In addition, the indenture governing the notes will permit us and our subsidiaries to incur significant amounts of additional indebtedness, including secured indebtedness. In the event that we are declared bankrupt, become insolvent or liquidate or reorganize, our assets that serve as collateral under any such secured indebtedness would be made available to satisfy the obligations under the secured indebtedness before those assets may be used to satisfy our obligations with respect to the notes. Holders of the notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. As a result, holders of the notes may receive less, ratably, than holders of secured indebtedness.

Our debt agreements allow us and our subsidiaries to incur significantly more debt, which could exacerbate the other risks described herein.

The terms of our debt instruments, including the indenture governing the notes offered hereby, permit us and our subsidiaries to incur additional indebtedness. Additional debt may be necessary for many reasons, including to adequately respond to competition, to comply with regulatory requirements related to our service obligations or for financial reasons alone. Incremental borrowings or borrowings at maturity on terms that impose additional financial risks to our various efforts to improve our operating results and financial condition could exacerbate the other risks described herein.

We may not be able to repurchase the notes upon a change of control.

Upon the occurrence of a change of control (as defined in “Description of Notes—Change of Control”), we will be required to make an offer to purchase each holder’s notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest to, but not including, the date of repurchase.

If we experience a change of control, we may not have sufficient financial resources available to satisfy our obligations to repurchase the notes. Our failure to repurchase the notes as required under the indenture governing the notes would result in a default under the indenture, which could result in defaults under our and our subsidiaries’ other debt agreements and have material adverse consequences for us and the holders of the notes. See “Description of Notes—Change of Control.” Moreover, if holders of the notes elect to have their notes repurchased by us, it could cause a default under our existing or future debt, even if the change of control itself does not result in a default under existing or future debt, due to the financial effect of such repurchase on us.

The terms of the indenture and the notes provide only limited protection against significant corporate events that could affect adversely your investment in the notes.

While the indenture and the notes contain terms intended to provide protection to holders upon the occurrence of certain events involving significant corporate transactions or our creditworthiness, these terms are limited and may not be sufficient to protect your investment in the notes. As described under “Description of the Notes — Change of Control,” upon the occurrence of a change of control, we will be required to make an offer to purchase each holder’s notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest to, but not including, the date of repurchase. However, the change of control provisions may not protect you if we undergo a highly leveraged transaction, reorganization, restructuring, acquisition or similar transaction that may negatively affect the value of your notes unless the transaction is included within the definition of a change of control. If we were to enter into a significant corporate transaction that would negatively affect the value of the notes, but that would not constitute a change of control triggering event, you would not have any rights to require us to repurchase the notes prior to their maturity, which also would adversely affect your investment.

An active trading market for the notes may not develop or be maintained; many factors affect the trading market and value of the notes.

The notes are a new issue of securities with no trading history or established trading market. We cannot assure you that a trading market for the notes will ever develop or, if a trading market develops, that it will be maintained or provide adequate liquidity, that holders will be able to sell any of the notes at a particular time (if at all) or that the prices holders receive if or when they sell the notes will be above their initial offering price. We have not applied, and do not intend to apply, for the listing of the notes on any automated dealer quotation system.

The market valuation of the notes may be exposed to substantial volatility.

A real or perceived economic downturn or higher interest rates could cause a decline in the notes, and to high-yield bonds generally, and thereby negatively impact the market for high-yield bonds, and more specifically, the notes. Because the notes may be thinly traded, it may be more difficult to sell and accurately value the notes. In addition, as has recently been evident in the recent turmoil in the global financial markets, the present economic slowdown and the uncertainty over its breadth, depth and duration, the entire high-yield bond market can experience sudden and sharp price swings, which can be exacerbated by large or sustained sales by major investors in the notes, a high-profile default by another issuer, or simply a change in the market’s psychology regarding high-yield notes.

Our credit ratings may not reflect all of the risks of an investment in the notes.

The credit ratings on the notes may not reflect the potential impact of all of the risks related to structure and other factors on the value of the notes. In addition, actual or anticipated changes in our credit ratings will generally affect the market value of the notes.

We may invest or spend the net proceeds of this offering in ways with which you may not agree and in ways that may not earn a profit.

We intend to use the net proceeds of this offering for general corporate purposes, which may include expansion capital expenditures and the repayment of indebtedness, including indebtedness that we expect to assume in connection with our planned acquisition of Switch and Data. However, we will retain broad discretion over the use of the net proceeds from this offering. You may not agree with the ways we decide to use these proceeds, and our use of the proceeds may not yield any profits.

If a bankruptcy petition were filed by or against us, holders of notes may receive a lesser amount for their claim than they would have been entitled to receive under the indenture governing the notes.

If a bankruptcy petition were filed by or against us under the U.S. Bankruptcy Code after the issuance of the notes, the claim by any holder of the notes for the principal amount of the notes may be limited to an amount equal to the sum of:

•	the original issue price for the notes; and

•	that portion of the original issue discount that does not constitute “unmatured interest” for purposes of the U.S. Bankruptcy Code.

Any original issue discount that was not amortized as of the date of the bankruptcy filing would constitute unmatured interest. Accordingly, holders of the notes under these circumstances may receive a lesser amount than they would be entitled to under the terms of the indenture governing the notes, even if sufficient funds are available.

The notes may be issued with original issue discount for U.S. federal income tax purposes.

The notes may be issued with “original issue discount” for U.S. federal income tax purposes. If the notes are issued with original issue discount, a U.S. Holder (as defined under “Material U.S. Federal Income Tax Consequences”) would generally be required to include the original issue discount in income on a current basis before receiving the cash attributable to that income. See “Material U.S. Federal Income Tax Consequences.”

If the notes are rated investment grade at any time by both Standard & Poor’s and Moody’s, most of the restrictive covenants contained in the indenture governing the notes will be suspended.

If, at any time, the credit rating on the notes, as determined by both Standard & Poor’s and Moody’s, equals or exceeds BBB- and Baa3, respectively, or any equivalent replacement ratings, we will not be subject to most of the restrictive covenants and certain events of default contained in the indenture governing the notes. As a result, you may have less credit protection than you will at the time the notes are issued. In the event that one or both of the ratings later drops below investment grade, we will thereafter again be subject to such restrictive covenants and events of default.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $736.3 million from the offering, after deducting the underwriters’ discount and commissions and estimated offering expenses. We intend to use such net proceeds for general corporate purposes, which may include expansion capital expenditures and the repayment of indebtedness, including indebtedness that we expect to assume in connection with our planned acquisition of Switch and Data.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and investments and current portion of our indebtedness and our capitalization as of December 31, 2009:

•	on an actual basis; and

•	on an as adjusted basis to reflect the sale of the notes offered hereby, after deducting the underwriters’ discount and commissions and estimated offering expenses as described in “Use of Proceeds”.

This table should be read in conjunction with the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. For pro forma information giving effect to the proposed acquisition by us of Switch and Data, see “Unaudited Pro forma Combined Consolidated Financial Statements.”

	As of December 31, 2009
	Actual	As Adjusted(1)
	(dollars in thousands)
Cash, cash equivalents and investments(2)	$604,367	$1,340,642	(3)

Current portion of capital lease and other financing obligations	$6,452	$6,452

Current portion of mortgage and loans payable	$58,912	$58,912

Long-term debt, net of current portion:
Capital lease and other financing obligations	$154,577	$154,577
Mortgage and loans payable	371,322	371,322
8.125% senior notes due 2018 offered hereby(4)	—	750,000
2.50% convertible subordinated notes due 2012(5)	222,943	222,943
3.00% convertible subordinated notes due 2014(6)	395,986	395,986
4.75% convertible subordinated notes due 2016(7)	274,777	274,777

Total long-term debt	1,419,605	2,169,605

Total stockholders’ equity	1,182,483	1,182,483

Total capitalization	$2,602,088	$3,352,088

(1)	Excludes the effect of the proposed acquisition by Equinix of Switch and Data. See “Unaudited Pro Forma Combined Consolidated Condensed Financial Statements.”
(2)	Amount includes $9.8 million of long-term investments and $248.5 million of short-term investments, which primarily consist of investments in U.S. government and agency obligations, money markets and corporate bonds.
(3)	As of December 31, 2009, after giving pro forma effect to the adjustments noted above and our planned acquisition of Switch and Data, cash, cash equivalents and investments would have been $1.1 billion.
(4)	The notes offered hereby may be offered with original issue discount. Any original issue discount would reduce the amount of net proceeds.
(5)	Our 2.50% convertible subordinated notes due 2012 were convertible into 2,231,475 shares of common stock as of December 31, 2009 and is presented net of discount of $27.1 million on our consolidated balance sheet. Total principal outstanding for our 2.50% convertible subordinated notes due 2012 as of December 31, 2009 was $250.0 million.
(6)	Our 3.00% convertible subordinated notes due 2014 were convertible into 2,944,551 shares of common stock as of December 31, 2009. Total principal outstanding for our 3.00% convertible subordinated notes due 2014 as of December 31, 2009 was $396.0 million.
(7)	Our 4.75% convertible subordinated notes due 2016 were convertible into 4,432,638 shares of common stock as of December 31, 2009 and is presented net of discount of $99.0 million on our consolidated balance sheet. Total principal outstanding for our 4.75% convertible subordinated notes due 2016 as of December 31, 2009 was $373.8 million.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

The following unaudited pro forma combined consolidated condensed financial statements have been prepared to give effect to the proposed acquisition by us of Switch and Data using the acquisition method of accounting with the assumptions and adjustments described in the accompanying notes to the unaudited pro forma combined consolidated condensed financial statements. These pro forma statements were prepared as if the merger described above had been completed as of January 1, 2008 for statements of operations purposes and as of December 31, 2009 for balance sheet purposes. The combined company will operate under the Equinix name.

The unaudited pro forma combined consolidated condensed financial statements are presented for illustrative purposes only and are not necessarily indicative of the financial position or results of operations that would have actually been reported had the acquisition and the related financing described above occurred on January 1, 2009 for statements of operation purposes and as of December 31, 2009 for balance sheet purposes, nor is it necessarily indicative of the future financial position or results of operations. The unaudited pro forma combined consolidated condensed financial statements include adjustments, which are based upon preliminary estimates, to reflect the allocation of the purchase price to the acquired assets and assumed liabilities of Switch and Data. The final allocation of the purchase price will be determined after the completion of the acquisition and will be based upon actual net tangible and intangible assets acquired as well as liabilities assumed. The preliminary purchase price allocation for Switch and Data is subject to revision as more detailed analysis is completed and additional information on the fair values of Switch and Data’s assets and liabilities becomes available. Any change in the fair value of the net assets of Switch and Data will change the amount of the purchase price allocable to goodwill. Additionally, changes in Switch and Data’s working capital, including the results of operations from December 31, 2009 through the date the transaction is completed, will change the amount of goodwill recorded. Furthermore, the final purchase price is dependent on the actual amount of Switch and Data common stock and vested employee equity awards outstanding on the date of closing as well as the Equinix share price on the date of closing. Final purchase accounting adjustments may differ materially from the pro forma adjustments presented here.

These unaudited pro forma combined consolidated condensed financial statements are based upon the respective historical consolidated financial statements of Equinix and Switch and Data and, in respect of Equinix’s financial data, should be read in conjunction with the historical consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of Equinix included elsewhere in this prospectus. The historical consolidated financial statements of Switch and Data have been extracted from the historical consolidated financial statements and related notes of Switch and Data included in its Annual Report on Form 10-K for the period ended December 31, 2009 filed with the SEC. Such historical consolidated financial statements and related notes are the sole responsibility of Switch and Data and have not been independently verified by Equinix or the underwriters.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED

BALANCE SHEET

AS OF DECEMBER 31, 2009

(In thousands)

	Historical		Pro Forma
	Equinix	Switch and Data	Adjustments			Combined
		(Note 2)	(Note 6)
ASSETS
Current assets:
Cash and cash equivalents	$346,056	$28,528	$(284,393)	(a	)	$90,191
Short-term investments	248,508	—	—			248,508
Accounts receivable, net	64,767	13,930	—			78,697
Current portion of deferred tax assets, net	46,822	—	—			46,822
Other current assets	21,734	2,849	—			24,583

Total current assets	727,887	45,307	(284,393)			488,801
Long-term investments	9,803	—	—			9,803
Property, plant and equipment, net	1,808,115	297,312	164,508	(b	)	2,269,935
Goodwill	381,050	36,023	332,208	(c	)	749,281
Intangible assets, net	51,015	15,274	120,456	(d	)	186,745
Deferred tax assets, net	5,171	—	(5,171)	(e	)	—
Other assets	55,109	6,464	(4,032)	(f	)	57,541

Total assets	$3,038,150	$400,380	$323,576			$3,762,106

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$99,053	$23,741	$18,885	(g	)	$141,679
Accrued property, plant and equipment	109,876	—	—			109,876
Current portion of capital lease and other financing obligations	6,452	1,934	—			8,386
Current portion of mortgage and loans payable	58,912	14,250	(14,250)	(h	)	58,912
Other current liabilities	41,166	12,901	(11,988)	(i	)	42,079

Total current liabilities	315,459	52,826	(7,353)			360,932
Capital lease and other financing obligations, less current portion	154,577	58,364	—			212,941
Mortgage and loans payable, less current portion	371,322	128,250	(128,250)	(h	)	371,322
Convertible debt, less current portion	893,706	—	—			893,706
Other liabilities	120,603	28,112	70,225	(j	)	218,940

Total liabilities	1,855,667	267,552	(65,378)			2,057,841

Stockholders’ equity:

Total stockholders’ equity	1,182,483	132,828	388,954	(k	)	1,704,265

Total liabilities and stockholders’ equity	$3,038,150	$400,380	$323,576			$3,762,106

The accompanying notes are an integral part of these unaudited pro forma combined consolidated condensed financial statements.

UNAUDITED PRO FORMA COMBINED CONSOLIDATED CONDENSED

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2009

(In thousands, except per share data)

	Historical		Pro Forma
	Equinix	Switch and Data	Adjustments			Combined
		(Note 3)	(Note 6)
Revenues	$882,509	$205,438	$—			$1,087,947

Costs and operating expenses:
Cost of revenues	483,420	142,532	27,328	(l	)	653,280
Sales and marketing	63,584	20,733	10,909	(m	)	95,226
General and administrative	155,324	21,729	1,471	(n	)	178,524
Restructuring charges	(6,053)	—	—			(6,053)
Acquisition costs	5,155	—	(4,091)	(o	)	1,064

Total costs and operating expenses	701,430	184,994	35,617			922,041

Income (loss) from operations	181,079	20,444	(35,617)			165,906
Interest income	2,384	56	(1,649)	(p	)	791
Interest expense	(74,232)	(15,775)	11,735	(q	)	(78,272)
Other-than-temporary impairment loss on investments	(2,590)	—	—			(2,590)
Other income (expense)	2,387	(3,063)	—			(676)

Income (loss) before income taxes	109,028	1,662	(25,531)			85,159
Income tax benefit (expense)	(39,597)	(1,254)	9,761	(r	)	(31,090)

Net income (loss)	$69,431	$408	$(15,770)			$54,069

Earnings per share:
Basic earnings per share	$1.80					$1.23

Weighted-average shares	38,488		5,395	(s	)	43,883

Diluted earnings per share	$1.75					$1.19

Weighted-average shares	39,676		5,592	(s	)	45,268

The accompanying notes are an integral part of these unaudited pro forma combined consolidated condensed financial statements.

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED

CONDENSED FINANCIAL STATEMENTS

The unaudited pro forma combined consolidated condensed financial statements included herein have been prepared pursuant to the rules and regulations of the SEC.

1. BASIS OF PRO FORMA PRESENTATION

In October 2009, the Company announced that it had entered into an agreement with Switch and Data under which the Company will acquire Switch and Data (the “Switch and Data Acquisition”). Under the terms of the Switch and Data Acquisition, Switch and Data stockholders had the opportunity to elect to receive either 0.19409 shares of Equinix common stock or $19.06 in cash for each share of Switch and Data stock. The overall consideration to be paid by the Company in the Switch and Data Acquisition will be 80% Equinix common stock and 20% cash. In the event that holders of more than 80% of Switch and Data’s stock elect to receive Equinix common stock or holders of more than 20% of Switch and Data’s stock elect to receive cash, the consideration of the Switch and Data Acquisition will be prorated to achieve these proportions. In addition, a portion of the cash consideration payable to Switch and Data stockholders may be replaced by an equivalent amount of Equinix common stock to the extent necessary to enable the Switch and Data Acquisition to qualify as a tax-free exchange. Switch and Data operates 34 data centers in the U.S. and Canada. The combined company will operate under the Equinix name. The Switch and Data Acquisition will be accounted for using the acquisition method of accounting in accordance with the accounting standard for business combinations. The Company expects to close the Switch and Data Acquisition in the second quarter of 2010; however, the closing and its timing are subject to regulatory approval, including clearance under the HSR Act, as well as the satisfaction or waiver of closing conditions.

The unaudited pro forma combined consolidated condensed balance sheet as of December 31, 2009, was prepared by combining the historical audited consolidated condensed balance sheet data as of December 31, 2009 for Equinix and Switch and Data as if the Switch and Data Acquisition had been consummated on that date. Certain balance sheet reclassifications have been reflected in order to conform Switch and Data’s balance sheet with the Company’s balance sheet presentation. Refer to Note 2 for a discussion of these reclassification adjustments.

The unaudited pro forma combined consolidated condensed statement of operations for the year ended December 31, 2009 combines the results of operations of Equinix and Switch and Data as if the Switch and Data Acquisition had been consummated on January 1, 2009. Certain statement of operations reclassifications have been reflected in order to conform with the Company’s statement of operations presentation. Refer to Note 3 for a discussion of these reclassification adjustments.

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED

CONDENSED FINANCIAL STATEMENTS—(Continued)

2. SWITCH AND DATA BALANCE SHEET

Switch and Data classified certain amounts differently than Equinix in their consolidated balance sheet. The following schedule summarizes the necessary adjustments to conform the Switch and Data consolidated balance sheet as of December 31, 2009 to Equinix’s basis of presentation (in thousands):

	As Reported Switch and Data	Adjustments			As Revised Switch and Data
ASSETS
Current assets:
Cash and cash equivalents	$28,528	$—			$28,528
Accounts receivable, net	13,930	—			13,930
Other current assets	2,849	—			2,849

Total current assets	45,307	—			45,307
Property, plant and equipment, net	297,312	—			297,312
Goodwill	36,023	—			36,023
Intangible assets, net	15,274	—			15,274
Other assets	6,464	—			6,464

Total assets	$400,380	$—			$400,380

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$23,741	$—			$23,741
Derivative liability	8,713	(8,713)	(i	)	—
Current portion of unearned revenue	3,275	(3,275)	(i	)	—
Current portion of deferred rent	336	(336)	(i	)	—
Current portion of customer security deposits	577	(577)	(i	)	—
Current portion of capital lease and other financing obligations	1,934	—			1,934
Current portion of mortgage and loans payable	14,250	—			14,250
Other current liabilities	—	12,901	(i	)	12,901

Total current liabilities	52,826	—			52,826

Unearned revenue, less current portion	1,506	(1,506)	(ii	)	—
Deferred rent, less current portion	26,287	(26,287)	(ii	)	—
Customer security deposits, less current portion	319	(319)	(ii	)	—
Capital lease and other financing obligations, less current portion	58,364	—			58,364
Mortgage and loans payable, less current portion	128,250	—			128,250
Other liabilities	—	28,112	(ii	)	28,112

Total liabilities	267,552	—			267,552

Stockholders’ equity

Total stockholders’ equity	132,828	—			132,828

Total liabilities and stockholders’ equity	$400,380	$—			$400,380

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED

CONDENSED FINANCIAL STATEMENTS—(Continued)

The adjustments presented above to Switch and Data’s balance sheet are as follows:

(i)	Reflects reclassification adjustments to move the following line items to other current liabilities (in thousands):

Derivative liability	$8,713
Current portion of unearned revenue	3,275
Current portion of deferred rent	336
Current portion of customer security deposits	577

$12,901

(ii)	Reflects reclassification adjustments to move the following line items to other liabilities (in thousands):

Unearned revenue, less current portion	$1,506
Deferred rent, less current portion	26,287
Customer security deposits, less current portion	319

$28,112

3. SWITCH AND DATA STATEMENTS OF OPERATIONS

Switch and Data classified certain amounts differently than Equinix in their consolidated statement of operations. The following schedule summarizes the necessary adjustments to conform the Switch and Data consolidated statement of operations for the year ended December 31, 2009 to Equinix’s basis of presentation (in thousands):

	As Reported Switch and Data	Adjustments			As Revised Switch and Data
Revenues	$205,438	$—			$205,438

Costs and operating expenses:
Cost of revenues	103,133	39,399	(i	)	142,532
Sales and marketing	20,733	—			20,733
General and administrative	18,955	2,774	(i	)	21,729
Depreciation and amortization	41,473	(41,473)	(i	)	—
Lease litigation settlement	700	(700)	(i	)	—

Total costs and operating expenses	184,994	—			184,994

Income from operations	20,444	—			20,444
Interest income	56	—			56
Interest expense	(15,775)	—			(15,775)
Other expense	(3,063)	—			(3,063)

Income before income taxes	1,662	—			1,662
Income tax expense	(1,254)	—			(1,254)

Net income	$408	$—			$408

The adjustments presented above to Switch and Data’s statements of operations are as follows:

(i)	Reflects a reclassification of depreciation and amortization to both cost of revenues and general and administrative expenses and a reclassification of lease litigation settlement to general and administrative expenses.

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED

CONDENSED FINANCIAL STATEMENTS—(Continued)

4. PURCHASE PRICE—SWITCH AND DATA

The following represents the preliminary allocation of the purchase price over the historical net book values of the acquired assets and assumed liabilities of Switch and Data as of December 31, 2009, and is for illustrative purposes only. Actual fair values will be based on financial information as of the acquisition date.

The unaudited pro forma combined consolidated condensed financial statements reflect an estimated purchase price of approximately $663,008,000, consisting of (a) a cash payment totaling approximately $132,460,000, representing a payment of $19.06 per share for 20% of Switch and Data’s total common stock outstanding as of December 31, 2009, (b) a total of approximately 5,395,000 shares of the Company’s common stock, representing the issuance of 0.19409 shares of Equinix common stock for 80% of Switch and Data’s total common stock outstanding as of December 31, 2009, with a fair value of approximately $518,931,000 based on the closing price of Equinix common stock as of February 17, 2010 and (c) fair value of approximately $11,617,000 attributed to vested Switch and Data employee equity awards which Equinix will assume. The final purchase price is dependent on the actual amount of Switch and Data common stock and vested employee equity awards outstanding on the date of closing as well as the Equinix share price on the date of closing. The final purchase price will be determined upon completion of the Switch and Data Acquisition.

Under the acquisition method of accounting, the total estimated purchase price is allocated to Switch and Data’s net tangible and intangible assets based upon their estimated fair value as of the date of completion of the merger. Based upon the estimated purchase price and the preliminary valuation, the preliminary purchase price allocation, which is subject to change based on Equinix’s final analysis, is as follows (in thousands):

Cash and cash equivalents	$28,528
Accounts receivable	13,930
Other current assets	2,849
Property and equipment	461,820
Goodwill	368,231
Intangible asset—customer contracts	114,540
Intangible asset—tradenames	4,240
Intangible asset—leases	16,950
Other assets	2,432

Total assets acquired	1,013,520
Accounts payable and accrued expenses	(23,741)
Current portion of capital leases	(1,934)
Current portion of loan payable	(14,250)
Other current liabilities	(9,626)
Capital leases, less current portion	(58,364)
Loan payable	(128,250)
Unfavorable leases	(2,100)
Deferred tax liability	(74,802)
Other liabilities	(26,606)
Estimated Switch and Data transaction costs payable	(10,839)

Net assets acquired	$663,008

A preliminary estimate of $114,540,000 has been allocated to customer contracts, an intangible asset with an estimated useful life of approximately 11 years. A preliminary estimate of $4,240,000 has been allocated to tradenames with an estimated life of approximately 8 years. A preliminary estimate of $16,950,000 has been

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED

CONDENSED FINANCIAL STATEMENTS—(Continued)

allocated to favorable leases with an estimated life of approximately 7 years. A preliminary estimate of $2,100,000 has been allocated to unfavorable lease liability with an estimated life of approximately 7 years.

A preliminary estimate of $368,231,000 has been allocated to goodwill. Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. Goodwill will not be amortized and will be tested for impairment at least annually. The preliminary purchase price allocation for Switch and Data is subject to revision as more detailed analysis is completed and additional information on the fair values of Switch and Data’s assets and liabilities becomes available. Any changes in the fair value of the net assets of Switch and Data will change the amount of the purchase price allocable to goodwill. Additionally, changes in Switch and Data’s working capital, including the results of operations from December 31, 2009 through the date the transaction is completed, will also change the amount of goodwill recorded. Final purchase accounting adjustments may therefore differ materially from the pro forma adjustments presented here.

There were no historical transactions between Equinix and Switch and Data. Certain reclassifications have been made to conform Switch and Data’s historical amounts to Equinix’s financial statement presentation.

The pro forma adjustments do not reflect any integration adjustments to be incurred in connection with the acquisition or operating efficiencies and cost savings that may be achieved with respect to the combined entity as these costs are not directly attributable to the purchase agreement.

5. SWITCH AND DATA DEBT

As a result of the Switch and Data Acquisition, Switch and Data’s outstanding debt will become due and payable and will be required to be repaid or refinanced prior to or concurrent with completion of the Switch and Data Acquisition due to change of control provisions contained in Switch and Data’s credit agreement. Equinix expects to repay or refinance Switch and Data’s outstanding debt prior to or concurrent with the completion of the Switch and Data Acquisition. As of December 31, 2009, the aggregate principal amount of Switch and Data’s outstanding debt was $142,500,000 and accrued interest associated with this debt totaled $720,000. In addition, Switch and Data had entered into an interest rate swap agreement in connection with this debt and had a derivative liability totaling $8,713,000 as of December 31, 2009. The cost to unwind this interest rate swap agreement would be the full payment of this derivative liability. For the purposes of these unaudited pro forma combined consolidated condensed financial statements, Equinix will reflect the full repayment of Switch and Data’s outstanding debt and associated interest rate swap agreement.

6. PRO FORMA ADJUSTMENTS

The accompanying unaudited pro forma combined financial statements have been prepared as if the transactions described above were completed on December 31, 2009 for balance sheet purposes and as of January 1, 2009 for statement of operations purposes.

The unaudited pro forma combined consolidated condensed balance sheet gives effect to the following pro forma adjustments:

(a)	Represents the following adjustments to cash and cash equivalents (in thousands):

Cash portion of Switch and Data Acquisition purchase price	$(132,460)
Repayment of Switch and Data’s outstanding debt	(142,500)
Payment of accrued interest on Switch and Data’s outstanding debt	(720)
Cost to unwind Switch and Data’s interest rate swap agreement in connection with Switch and Data’s outstanding debt	(8,713)

$(284,393)

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED

CONDENSED FINANCIAL STATEMENTS—(Continued)

(b)	Represents an adjustment to Switch and Data’s property, plant and equipment to fair value.

(c)	Represents goodwill of $368,231,000 created in the Switch and Data Acquisition, offset by the $36,023,000 write-off of Switch and Data’s existing goodwill on its balance sheet.

(d)	Represents the following adjustments to intangible assets, net (in thousands):

Value attributed to new intangible asset—customer contracts	$114,540
Value attributed to new intangible asset—tradenames	4,240
Value attributed to new intangible asset—favorable leases	16,950
Write-off of Switch and Data’s existing intangible assets, net	(15,274)

$120,456

(e)	Represents the reduction of Equinix’s non-current deferred tax assets as a result of the recognition of the non-current deferred tax liability created in the Switch and Data Acquisition. The remaining non-current deferred tax liability created in the acquisition of Switch and Data is recorded in other liabilities—see adjustment (j) below.

(f)	Represents a fair value adjustment to write-off Switch and Data’s debt issuance costs.

(g)	Represents the following adjustments to accounts payable and accrued expenses (in thousands):

Accrual for Equinix’s Switch and Data transaction costs	$8,766
Accrual for Switch and Data’s transaction costs	10,839
Payment of accrued interest on Switch and Data’s outstanding debt	(720)

$18,885

(h)	Represents repayment of Switch and Data’s outstanding debt.

(i)	Represents the following adjustments to other current liabilities (in thousands):

Write-off of Switch and Data’s current unearned revenue with no remaining performance obligations	$(3,275)
Payment of derivative liability in connection with Switch and Data’s interest rate swap agreement	(8,713)

$(11,988)

(j)	Represents the following adjustments to other liabilities (in thousands):

Value attributed to Switch and Data’s unfavorable leases	$2,100
Recognition of non-current deferred tax liability created in the Switch and Data Acquisition	69,631
Write-off of Switch and Data’s non-current unearned revenue with no remaining performance obligations	(1,506)

$70,225

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED

CONDENSED FINANCIAL STATEMENTS—(Continued)

(k)	Represents the following adjustments to stockholders’ equity (in thousands):

Elimination of Switch and Data’s historical stockholders’ equity	$(132,828)
Fair value of Equinix common stock issued in connection with the Switch and Data purchase price	518,931
Fair value of vested Switch and Data employee equity awards assumed by Equinix	11,617
Accrual for Equinix’s Switch and Data transaction costs	(8,766)

$388,954

The unaudited pro forma combined consolidated condensed statements of operation give effect to the following pro forma adjustments for the year ended December 31, 2009:

(l)	Represents (i) additional net depreciation expense in connection with both the fair value adjustment to Switch and Data’s property, plant and equipment and conforming Switch and Data’s depreciable life estimates for its property, plant and equipment to Equinix’s depreciable life estimates, (ii) amortization expense in connection with the favorable lease intangible asset and (iii) rent expense savings as a result of the unfavorable lease liability amortization recorded in connection with the Switch and Data Acquisition as noted below (in thousands):

Additional depreciation expense in connection with Switch and Data acquisition	$25,280
Switch and Data favorable lease intangible amortization	2,351
Switch and Data unfavorable lease liability amortization	(303)

$27,328

(m)	Represents the amortization of the customer contract intangible over an estimated useful life of approximately 11 years.

(n)	Represents (i) additional net depreciation expense in connection with both the fair value adjustment to Switch and Data’s property, plant and equipment and conforming Switch and Data’s depreciable life estimates for its property, plant and equipment to Equinix’s depreciable life estimates and (ii) amortization of the tradename intangible asset in connection with the Switch and Data Acquisition as noted below (in thousands):

Additional depreciation expense in connection with Switch and Data acquisition	$902
Switch and Data tradename intangible amortization	569

$1,471

(o)	Represents the removal of Equinix transaction costs in connection with the Switch and Data Acquisition incurred in its historical results. Such non-recurring transaction costs are to be excluded from the unaudited pro forma combined consolidated condensed statement of operations pursuant to SEC regulations. The remaining acquisition costs reflected for the year ended December 31, 2009 relate to acquisition activity not related to Switch and Data.

(p)	Represents a reduction of interest income assuming the cash payments outlined in adjustment (a) above occurred as of January 1, 2009.

NOTES TO UNAUDITED PRO FORMA COMBINED CONSOLIDATED

CONDENSED FINANCIAL STATEMENTS—(Continued)

(q)	Represents interest expense savings assuming Switch and Data’s outstanding debt was repaid and the associated interest rate swaps were unwound as of January 1, 2009.

(r)	Primarily represents the reversal of deferred tax liability associated with the purchase accounting adjustments recorded as a result of the Switch and Data Acquisition based on the effective statutory tax rates.

(s)	Represents the shares of Equinix common stock issued in connection with the Switch and Data Acquisition as well as the estimated impact of Switch and Data employee equity awards assumed for diluted earnings per share purposes as if they were outstanding as of January 1, 2009.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected historical consolidated financial data presented below in conjunction with the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and related notes and other financial information included elsewhere in this prospectus. The selected consolidated financial data in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

The consolidated statements of operations data for the three years ended December 31, 2009 and the consolidated balance sheets data as of December 31, 2009 and 2008 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the years ended December 31, 2006 and 2005 and the consolidated balance sheets data as of December 31, 2007, 2006 and 2005 are derived from our audited consolidated financial statements not included in this prospectus. Historical results are not necessarily indicative of the results to be expected in the future.

	Years ended December 31,
	2009	2008	2007	2006	2005
	(dollars in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$882,509	$704,680	$419,442	$286,915	$221,057

Costs and operating expenses:
Cost of revenues	483,420	414,799	263,768	188,379	158,354
Sales and marketing	63,584	66,913	40,719	32,619	20,552
General and administrative	155,324	146,564	105,794	72,123	45,110
Restructuring charges	(6,053)	3,142	407	1,527	33,814
Acquisition costs	5,155	—	—	—	—
Gains on asset sales	—	—	(1,338)	(9,647)	—

Total costs and operating expenses	701,430	631,418	409,350	285,001	257,830

Income (loss) from operations	181,079	73,262	10,092	1,914	(36,773)
Interest income	2,384	8,940	15,406	6,627	3,584
Interest expense	(74,232)	(61,677)	(32,014)	(14,630)	(8,905)
Other-than-temporary impairment loss on investments	(2,590)	(1,527)	—	—	—
Other income (expense)	2,387	1,307	3,047	(245)	25
Loss on debt extinguishment and conversion	—	—	(5,949)	—	—
Income tax benefit (expense)	(39,597)	87,619	(473)	(439)	(543)
Cumulative effect of a change in accounting principle	—	—	—	376	—

Net income (loss)	$69,431	$107,924	$(9,891)	$(6,397)	$(42,612)

Earnings (loss) per share:
Basic	$1.80	$2.91	$(0.30)	$(0.22)	$(1.78)

Weighted average shares—basic	38,488	37,120	32,595	28,796	23,956

Diluted	$1.75	$2.79	$(0.30)	$(0.22)	$(1.78)

Weighted average shares—diluted	39,676	41,582	32,595	28,796	23,956

Other Financial Data(1):
Net cash provided by operating activities	$355,492	$267,558	$120,020	$75,412	$67,595
Net cash used in investing activities	(558,178)	(478,040)	(1,054,725)	(158,470)	(108,722)
Net cash provided by financing activities	323,598	145,106	1,145,013	46,107	134,611

	As of December 31,
	2009	2008	2007	2006	2005
	(dollars in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term and long-term investments	$604,367	$307,945	$383,900	$156,481	$188,855
Accounts receivable, net	64,767	66,029	60,089	26,864	17,237
Property, plant and equipment, net	1,808,115	1,492,830	1,164,613	546,395	438,790
Total assets	3,038,150	2,434,736	2,182,296	771,832	680,997
Capital lease and other financing obligations, excluding current portion	154,577	133,031	93,604	92,722	94,653
Mortgage and loans payable, excluding current portion	371,322	386,446	313,915	96,746	58,841
Convertible debt, excluding current portion	893,706	608,510	631,104	86,250	86,250
Total stockholders’ equity	1,182,483	916,661	861,992	355,028	288,673

(1)	For a discussion of our primary non-GAAP metric, adjusted EBITDA, see our non-GAAP financial measures discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction our consolidated financial statements and related notes included elsewhere in this prospectus. The information in this discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words “believes,” “anticipates,” “plans,” “expects,” “intends” and similar expressions are intended to identify forward-looking statements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a discrepancy include, but are not limited to, those discussed in “Liquidity and Capital Resources” and “Risk Factors” elsewhere in this prospectus. All forward-looking statements in this document are based on information available to us as of the date hereof and we assume no obligation to update any such forward-looking statements.

Our management’s discussion and analysis of financial condition and results of operations is intended to assist readers in understanding our financial information from our management’s perspective and is presented as follows:

•	Overview

•	Results of Operations

•	Non-GAAP Financial Measures

•	Liquidity and Capital Resources

•	Contractual Obligations and Off-Balance-Sheet Arrangements

•	Critical Accounting Policies and Estimates

•	Recent Accounting Pronouncements

In January 2009, we adopted a FASB standard for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) and a FASB standard for instruments granted in share-based payment transactions that are considered participating securities and, therefore, should be included in the calculation of earnings per share, or EPS. These FASB standards were applied retrospectively; as a result, we adjusted our previously issued comparative consolidated financial statements. See “Adoption of Recent Accounting Pronouncements and Adjusted Consolidated Financial Statements” in Note 1 of Notes to Consolidated Financial Statements included elsewhere in this prospectus.

During the year ended December 31, 2009, we assessed and changed the estimated useful lives of certain of our property, plant and equipment. This change is accounted for as a change in accounting estimate on a prospective basis effective July 1, 2009. See “Property, Plant and Equipment” in Note 1 of Notes to Consolidated Financial Statements included elsewhere in this prospectus.

In October 2009, as more fully described in Note 1 of Notes to Consolidated Financial Statements included elsewhere in this prospectus, we announced that we had entered into an agreement to acquire Switch and Data, which operates 34 data centers in the U.S. and Canada. We refer to this transaction as the Switch and Data acquisition. The Switch and Data acquisition, which is expected to close in the second quarter of 2010, subject to regulatory approval, including clearance under the HSR Act, as well as the satisfaction or waiver of closing conditions, will have a significant impact on our financial position, results of operations and cash flows.

Overview

We provide global data center services that protect and connect the word’s most valued information assets. Global enterprises, financial services companies, and content and network service providers rely upon our leading insight and our 49 data centers in 18 markets around the world for the safeguarding of their critical IT equipment and the ability to directly connect to the networks that enable today’s information-driven economy. We offer the following data center services: premium data center colocation, interconnection and exchange services, and outsourced IT infrastructure services. As of December 31, 2009, we operated IBX data centers in the Chicago, Dallas, Los Angeles, New York, Silicon Valley and Washington, D.C. metro areas in the United States; France, Germany, the Netherlands, Switzerland and the United Kingdom in Europe; and Australia, Hong Kong, Japan and Singapore in Asia-Pacific. We entered Europe in September 2007 through our acquisition of IXEurope Plc, or IXEurope, headquartered in London, U.K. We refer to this transaction as the IXEurope acquisition. In February 2008, we acquired Virtu Secure Webservices B.V., or Virtu, based in the Netherlands, to supplement our European operations. We refer to this transaction as the Virtu acquisition. In July 2009, we acquired Upminster GmbH, or Upminster, based in Germany, to further supplement our European operations. We refer to this transaction as the Upminster acquisition.

We leverage our global data centers in 18 markets around the world as a global service delivery platform which serves more than 90% of the world’s Internet routes and allows our customers to increase information and application delivery performance while significantly reducing costs. Based on our global delivery platform and the quality of our IBX data centers, we believe we have established a critical mass of customers. As more customers locate in our IBX data centers, it benefits their suppliers and business partners to colocate as well in order to gain the full economic and performance benefits of our services. These partners, in turn, pull in their business partners, creating a “marketplace” for their services. Our global delivery platform enables scalable, reliable and cost-effective colocation, interconnection and traffic exchange thus lowering overall cost and increasing flexibility. Our focused business model is based on our critical mass of customers and the resulting “marketplace” effect. This global delivery platform, combined with our strong financial position, continues to drive new customer growth and bookings as we drive scale into our global business.

Historically, our market has been served by large telecommunications carriers who have bundled their telecommunications products and services with their colocation offerings. The data center services market landscape has evolved to include cloud computing/utility providers, application hosting providers and systems integrators, managed infrastructure hosting providers and colocation providers with over 350 companies providing data center services in the United States alone. Each of these data center services providers can bundle various colocation, interconnection and network services, and outsourced IT infrastructure services. We are able to offer our customers a global platform that supports global reach to 10 countries, proven operational reliability, improved application performance and network choice, and a highly scalable set of services.

Our customer count increased to 2,612 as of December 31, 2009 versus 2,272 as of December 31, 2008, an increase of 15%. Our utilization rate represents the percentage of our cabinet space billing versus net sellable cabinet space available taking into account power limitations. Our utilization rate decreased to 79% as of December 31, 2009 versus approximately 81% as of December 31, 2008; however, excluding the impact of our IBX data center expansion projects that have opened during the last 12 months, our utilization rate would have increased to approximately 85% as of December 31, 2009. Our utilization rate varies from market to market among our IBX data centers across the U.S., Europe and Asia-Pacific regions. We continue to monitor the available capacity in each of our selected markets. To the extent we have limited capacity available in a given market it may limit our ability for growth in that market. We perform demand studies on an ongoing basis to determine if future expansion is warranted in a market. In addition, power and cooling requirements for most customers are growing on a per unit basis. As a result, customers are consuming an increasing amount of power per cabinet. Although we generally do not control the amount of power our customers draw from installed circuits, we have negotiated power consumption limitations with certain of our high power demand customers. This increased power consumption has driven the requirement to build out our new IBX data centers to support power and cooling needs twice that of previous IBX data centers. We could face power limitations in our centers even though we may have additional physical cabinet capacity available within a specific IBX data center. This could have a negative impact on the available utilization capacity of a given center, which could have a negative impact on our ability to grow revenues, affecting our financial performance, operating results and cash flows.

Strategically, we will continue to look at attractive opportunities to grow our market share and selectively improve our footprint and service offerings such as our recent announcement of our agreement to acquire Switch and Data. As was the case with our recent expansions and acquisitions, our expansion criteria will be dependent on a number of factors such as demand from new and existing customers, quality of the design, power capacity, access to networks, capacity availability in the current market location, amount of incremental investment required by us in the targeted property, lead-time to break-even and in-place customers. Like our recent expansions and acquisitions, the right combination of these factors may be attractive to us. Depending on the circumstances, these transactions may require additional capital expenditures funded by upfront cash payments or through long-term financing arrangements, in order to bring these properties up to our standards. Property expansion may be in the form of purchases of real property, long-term leasing arrangements or acquisitions. Future purchases, construction or acquisitions may be completed by us or with partners or potential customers to minimize the outlay of cash, which can be significant.

Our business is based on a recurring revenue model comprised of colocation, interconnection and managed infrastructure services. We consider these services recurring as our customers are generally billed on a fixed and recurring basis each month for the duration of their contract, which is generally one to three years in length. Our recurring revenues have comprised more than 90% of our total revenues during the past three years and during the past three years, in any given quarter, greater than half of our monthly recurring revenue bookings came from existing customers, contributing to our revenue growth.

Our non-recurring revenues are primarily comprised of installation services related to a customer’s initial deployment and professional services that we perform. These services are considered to be non-recurring as they are billed typically once and upon completion of the installation or professional services work performed. The majority of these non-recurring revenues are typically billed on the first invoice distributed to the customer in connection with their initial installation. However, revenues from installation services are deferred and recognized ratably over the longer of the term of the related contract or expected life of the services. As a percentage of total revenues, we expect non-recurring revenues to represent less than 10% of total revenues for the foreseeable future.

Our U.S. revenues are derived primarily from colocation and interconnection services while our Europe and Asia-Pacific revenues are derived primarily from colocation and managed infrastructure services.

The largest components of our cost of revenues are depreciation, rental payments related to our leased IBX data centers, utility costs, including electricity and bandwidth, IBX data center employees’ salaries and benefits, including stock-based compensation, repairs and maintenance, supplies and equipment and security services. A substantial majority of our cost of revenues is fixed in nature and should not vary significantly from period to period, unless we expand our existing IBX data centers or open or acquire new IBX data centers. However, there are certain costs which are considered more variable in nature, including utilities and supplies, that are directly related to growth in our existing and new customer base. We expect the cost of our utilities, specifically electricity, will increase in the future on a per-unit or fixed basis in addition to the variable increase related to the growth of consumption by the customer. In addition, the cost of electricity is generally higher in the summer months as compared to other times of the year. To the extent we incur increased electricity costs as a result of either climate change policies or the physical effects of climate change, such increased costs could materially impact our financial condition, results of operations and cash flows.

Sales and marketing expenses consist primarily of compensation and related costs for sales and marketing personnel, including stock-based compensation, sales commissions, marketing programs, public relations, promotional materials and travel, as well as bad debt expense and amortization of customer contract intangible assets.

General and administrative expenses consist primarily of salaries and related expenses, including stock-based compensation, accounting, legal and other professional service fees, and other general corporate expenses such as our corporate regional headquarters office leases and some depreciation expense.

Due to our recurring revenue model, and a cost structure which has a large base that is fixed in nature and generally does not grow in proportion to revenue growth, we expect our cost of revenues, sales and marketing expenses and general and administrative expenses to decline as a percentage of revenue over time, although we expect each of them to grow in absolute dollars in connection with our growth. This is evident in the trends noted below in our discussion on our results of operations. However, for cost of revenues, this trend may periodically be impacted when a large expansion project opens or is acquired and before it starts generating any meaningful revenue. Furthermore, in relation to cost of revenues, we note that the U.S. region has a lower cost of revenues as a percentage of revenue than either Europe or Asia-Pacific. This is due to both the increased scale and maturity of the U.S. region compared to either Europe or Asia-Pacific, as well as a higher cost structure outside of the U.S., particularly in Europe. While we expect all three regions to continue to see lower cost of revenues as a percentage of revenues in future periods, we expect the trend of the U.S. having the lowest cost of revenues as a percentage of revenue and Europe having the highest to continue. As a result, to the extent that revenue growth outside the U.S. grows in greater proportion than revenue growth in the U.S., our overall cost of revenues as a percentage of revenues may increase slightly in future periods.

Results of Operations

Our results of operations for the year ended December 31, 2007 include the operations of IXEurope from September 14, 2007 to December 31, 2007. Our results of operations for the year ended December 31, 2008 include the operations of Virtu from February 5, 2008 to December 31, 2008. Our results of operations for the year ended December 31, 2009 include the operations of Upminster from July 22, 2009 to December 31, 2009.

Years Ended December 31, 2009 and 2008

Revenues.    Our revenues for the years ended December 31, 2009 and 2008 were generated from the following revenue classifications and geographic regions (dollars in thousands):

	Years ended December 31,				Change
	2009	%	2008	%	$	%
U.S:
Recurring revenues	$515,780	59%	$423,940	60%	$91,840	22%
Non-recurring revenues	19,709	2%	18,863	3%	846	4%

	535,489	61%	442,803	63%	92,686	21%

Europe:
Recurring revenues	212,635	24%	165,669	24%	46,966	28%
Non-recurring revenues	15,501	2%	11,833	1%	3,668	31%

	228,136	26%	177,502	25%	50,634	29%

Asia-Pacific:
Recurring revenues	113,434	12%	77,554	11%	35,880	46%
Non-recurring revenues	5,450	1%	6,821	1%	(1,371)	(20%)

	118,884	13%	84,375	12%	34,509	41%

Total:
Recurring revenues	841,849	95%	667,163	95%	174,686	26%
Non-recurring revenues	40,660	5%	37,517	5%	3,143	8%

	$882,509	100%	$704,680	100%	$177,829	25%

U.S. Revenues.    The period over period growth in recurring revenues was primarily the result of an increase in orders from both our existing customers and new customers during the period as reflected in the growth in our customer count and utilization rate, as discussed above, in both our new and existing IBX data centers, as well as selective price increases in each of our IBX markets. During the year ended December 31, 2009, we recorded $67.7 million of revenue generated from our recently-opened IBX data centers or IBX data center expansions in the Chicago, Los Angeles and New York metro areas. We expect that our U.S. revenues will continue to grow in future periods as a result of continued growth in these recently-opened IBX data centers or IBX data center expansions and additional expansions currently taking place in the Chicago, Los Angeles, New York, Silicon Valley and Washington, D.C. metro areas, which are expected to open during 2010.

Europe Revenues.    Our revenues from the United Kingdom, the largest revenue contributor in the Europe region, represented approximately 36% and 38%, respectively, of the regional revenues for the years ended December 31, 2009 and 2008. As in the U.S., Europe revenue growth was due to an increase in orders from both our existing customers and new customers during the period as reflected in the growth in our customer count and utilization rate, as discussed above, in both our new and existing IBX data centers. During the year ended December 31, 2009, we recorded approximately $49.4 million of revenue from our recently-opened IBX data centers or IBX data center expansions in the Amsterdam, Frankfurt, London and Paris metro areas. We expect that our Europe revenues will continue to grow in future periods as a result of continued growth in recently-opened IBX data centers or IBX data center expansions and additional expansions currently taking place in the Geneva, London, Paris and Zurich metro areas, which are expected to open during the first half of 2010.

Asia-Pacific Revenues.    Our revenues from Singapore, the largest revenue contributor in the Asia-Pacific region, represented approximately 36% and 38%, respectively, of the regional revenues for the years ended December 31, 2009 and 2008. As in the U.S., Asia-Pacific revenue growth was due to an increase in orders from both our existing customers and new customers during the period as reflected in the growth in our customer count and utilization rate, as discussed above, in both our new and existing IBX data centers, as well as selective price increases in each of our IBX markets. During the year ended December 31, 2009, we recorded approximately $25.7 million of revenue generated from our IBX data centers or IBX data center expansions in the Hong Kong, Singapore and Sydney metro areas. The decrease in Asia-Pacific non-recurring revenue was primarily due to higher revenue from equipment resales in 2008. We expect that our Asia-Pacific revenues will continue to grow in future periods as a result of continued growth in these recently-opened IBX data centers or IBX data center expansions.

Cost of Revenues.    Our cost of revenues for the years ended December 31, 2009 and 2008 were split among the following geographic regions (dollars in thousands):

	Years ended December 31,				Change
	2009	%	2008	%	$	%
U.S.	$269,242	56%	$238,583	57%	$30,659	13%
Europe	144,875	30%	122,658	30%	22,217	18%
Asia-Pacific	69,303	14%	53,558	13%	15,745	29%

Total	$483,420	100%	$414,799	100%	$68,621	17%

	Years ended December 31,
	2009	2008
Cost of revenues as a percentage of revenues:
U.S.	50%	54%
Europe	64%	69%
Asia-Pacific	58%	63%
Total	55%	59%

U.S. Cost of Revenues.    U.S. cost of revenues for the years ended December 31, 2009 and 2008 included $99.3 million and $91.9 million, respectively, of depreciation expense. Growth in depreciation expense of $14.5 million was due to our IBX data center expansion activity; however, this growth was partially offset by a $7.1 million decrease in depreciation expense as we revised the estimated useful lives of certain of our property, plant and equipment during the year ended December 31, 2009. Excluding depreciation, the increase in U.S. cost of revenues was primarily due to overall growth related to our revenue growth and costs associated with our expansion projects, including (i) an increase of $9.8 million in rent and facility costs, (ii) an increase of $7.9 million in utility costs as a result of increased customer installations and (iii) $5.7 million in higher compensation costs, including general salaries, bonuses and headcount growth (308 U.S. employees as of December 31, 2009 versus 289 as of December 31, 2008). We expect U.S. cost of revenues to increase as we continue to grow our business.

Europe Cost of Revenues.    Europe cost of revenues for the years ended December 31, 2009 and 2008 included $37.1 million and $33.5 million, respectively, of depreciation expense. Growth in depreciation expense of $4.1 million was primarily due to our IBX data center expansion activity; however, this growth was partially offset by a $523,000 decrease in depreciation expense as we revised the estimated useful lives of certain of our property, plant and equipment during the year ended December 31, 2009. In the fourth quarter of 2009, we recorded a $4.2 million decrease in depreciation expense as an out-of-period adjustment related to incorrectly depreciating certain assets. This $4.2 million out-of-period adjustment represents the correction of errors attributable to the nine months ended September 30, 2009 and the years ended December 31, 2008 and 2007, which we have concluded were not material to any previously-reported historical quarterly periods or results of operations for the nine months ended September 30, 2009 and to any previously-reported historical annual or quarterly periods for the years ended December 31, 2008 or 2007. Excluding depreciation expense, the increase in Europe cost of revenues was primarily the result of costs associated with our expansion projects and overall growth in costs to support our revenue growth, such as (i) an increase of $11.0 million of utility costs arising from increased customer installations and revenues attributed to customer growth and (ii) $3.4 million of higher rent and facility costs. We expect Europe cost of revenues to increase as we continue to grow our business.

Asia-Pacific Cost of Revenues.    Asia-Pacific cost of revenues for the years ended December 31, 2009 and 2008 included $24.4 million and $17.6 million, respectively, of depreciation expense. Growth in depreciation expense of $11.2 million was primarily due to our IBX data center expansion activity; however, this growth was partially offset by a $4.4 million decrease in depreciation expense as we revised the estimated useful lives of certain of our property, plant and equipment during the year ended December 31, 2009. Excluding depreciation expense, the increase in Asia-Pacific cost of revenues was primarily the result of costs associated with our expansion projects and overall growth in costs to support our revenue growth, including (i) $3.9 million of higher utility costs as a result of increased customer installations and (ii) $2.2 million of higher rent and facility costs. We expect Asia-Pacific cost of revenues to increase as we continue to grow our business.

Sales and Marketing Expenses.    Our sales and marketing expenses for the years ended December 31, 2009 and 2008 were split among the following geographic regions (dollars in thousands):

	Years ended December 31,				Change
	2009	%	2008	%	$	%
U.S.	$35,900	56%	$38,219	57%	$(2,319)	(6%)
Europe	17,755	28%	19,331	29%	(1,576)	(8%)
Asia-Pacific	9,929	16%	9,363	14%	566	6%

Total	$63,584	100%	$66,913	100%	$(3,329)	(5%)

	Years ended December 31,
	2009	2008
Sales and marketing expenses as a percentage of revenues:
U.S.	7%	9%
Europe	8%	11%
Asia-Pacific	8%	11%
Total	7%	9%

U.S. Sales and Marketing Expenses.    The decrease in our U.S. sales and marketing expenses was primarily due to $1.6 million of higher expenditures related to our branding initiatives in 2008. While we experienced an overall reduction in sales and marketing costs year over year, we generally expect U.S. sales and marketing expenses to increase as we continue to grow our business and invest further in various branding initiatives; however, as a percentage of revenues, we expect them to decrease.

Europe Sales and Marketing Expenses.    The decrease in our Europe sales and marketing expenses was primarily due to $1.5 million of lower bad debt expense. While we experienced an overall reduction in sales and marketing costs year over year, we generally expect Europe sales and marketing expenses to increase as we continue to grow our business; however, as a percentage of revenues, we expect them to decrease.

Asia-Pacific Sales and Marketing Expenses.    The increase in our Asia-Pacific sales and marketing expenses was primarily due to higher compensation costs, including general salaries, bonuses and stock-based compensation expense. We expect Asia-Pacific sales and marketing expenses to increase as we continue to grow our business; however, as a percentage of revenues, we expect them to decrease.

General and Administrative Expenses.    Our general and administrative expenses for the years ended December 31, 2009 and 2008 were split among the following geographic regions (dollars in thousands):

	Years ended December 31,				Change
	2009	%	2008	%	$	%
U.S.	$104,141	67%	$96,657	66%	$7,484	8%
Europe	33,240	21%	34,071	23%	(831)	(2%)
Asia-Pacific	17,943	12%	15,836	11%	2,107	13%

Total	$155,324	100%	$146,564	100%	$8,760	6%

	Years ended December 31,
	2009	2008
General and administrative expenses as a percentage of revenues:
U.S.	19%	22%
Europe	15%	19%
Asia-Pacific	15%	19%
Total	18%	21%

U.S. General and Administrative Expenses.    The increase in our U.S. general and administrative expenses was primarily due to $8.5 million of higher compensation costs, including general salaries, bonuses and headcount growth (298 U.S. general and administrative employees as of December 31, 2009 versus 259 as of December 31, 2008). Going forward, although we are carefully monitoring our spending given the current economic environment, we expect U.S. general and administrative expenses to increase as we continue to scale our operations to support our growth; however, as a percentage of revenues, we expect them to decrease.

Europe General and Administrative Expenses.    The decrease in our Europe general and administrative expenses was primarily due to a $3.1 million one-time stock-based compensation charge due to equity award modifications related to the resignation of two senior officers in Europe during the year ended December 31, 2008, partially offset by higher compensation costs, including general salaries, bonuses and headcount growth (109 Europe general and administrative employees as of December 31, 2009 versus 80 as of December 31, 2008). Going forward, although we are carefully monitoring our spending given the current economic environment, we expect our Europe general and administrative expenses to increase in future periods as we continue to scale our operations to support our growth; however, as a percentage of revenues, we expect them to decrease.

Asia-Pacific General and Administrative Expenses.    The increase in our Asia-Pacific general and administrative expenses was primarily due to $1.2 million of higher professional fees including legal fees. Going forward, although we are carefully monitoring our spending given the current economic environment, we expect Asia-Pacific general and administrative expenses to increase as we continue to scale our operations to support our growth; however, as a percentage of revenues, we expect them to decrease.

Acquisition Costs.    During the year ended December 31, 2009, we recorded acquisition costs totaling $5.2 million, primarily related to the Upminster acquisition and the agreement to acquire Switch and Data. During the year ended December 31, 2008, we did not expense direct acquisition costs pursuant to the accounting standard applicable to that period. We expect our acquisition costs to increase significantly in 2010 as we incur additional expenses to complete the Switch and Data acquisition.

Restructuring Charges.    During the year ended December 31, 2009, we recorded reductions of restructuring charges totaling $6.1 million, primarily due to a reversal of a restructuring charge accrual of $5.8 million for our excess space in the Los Angeles metro area as a result of our decision to utilize this space to expand our original Los Angeles IBX data center. Our excess space lease in the New York metro area remains abandoned and continues to carry a restructuring charge. During the year ended December 31, 2008, we recorded a restructuring charge adjustment of $3.1 million from revised sublease assumptions on the two excess space leases in the Los Angeles and New York metro areas as a result of new information becoming available. We are contractually committed to the lease of excess space in the New York metro area through 2015.

Interest Income.    Interest income decreased to $2.4 million for the year ended December 31, 2009 from $8.9 million for the year ended December 31, 2008. Interest income decreased primarily due to lower yields on invested balances. The average yield for the year ended December 31, 2009 was 0.58% versus 2.77% for the year ended December 31, 2008. We expect our interest income to remain at these low levels for the foreseeable future due to a low interest rate environment and as we continue to utilize our cash to finance our expansion activities.

Interest Expense.    Interest expense was $74.2 million and $61.7 million, respectively, for the years ended December 31, 2009 and 2008. The increase in interest expense was primarily due to higher loan balances as a result of loan drawdowns and new financings entered into during 2008 and 2009 consisting of (i) our $373.8 million 4.75% convertible subordinated notes offering in June 2009, (ii) our Netherlands financing, of which $9.3 million was outstanding as of December 31, 2009 with an approximate interest rate of 4.31% per annum as compared to $6.5 million outstanding as of December 31, 2008 with an approximate interest rate of 4.18% per annum and (iii) our Singapore financing, which we obtained in September 2009, of which $24.6 million was outstanding as of December 31, 2009 with an approximate interest rate of 4.20% per annum. The increase was partially offset by higher capitalized interest expense, repayment of some loans and the partial conversions of certain of our convertible subordinated debentures in November 2008 and June 2009. During the years ended December 31, 2009 and 2008, we capitalized $12.9 million and $7.9 million, respectively, of interest expense to construction in progress. Going forward, we expect to incur higher interest expense as we fully utilize or recognize the full impact of our existing financings, including the $373.8 million 4.75% convertible subordinated notes offering and the Singapore financing, although this will be partially offset by capitalized interest, which we expect to increase in 2010 as we intend to embark on more expansion projects than in prior years. We may also incur additional indebtedness to support our growth, resulting in further interest expense.

Other-Than-Temporary Impairment Loss On Investments.    For the years ended December 31, 2009 and 2008, we recorded $2.6 million and $1.5 million, respectively, of other-than-temporary impairment losses on one of our money market accounts as more fully described in Note 5 of Notes to Consolidated Financial Statements included elsewhere in this prospectus. Additionally, in January 2010, we received an additional distribution of $3.4 million from this same money market account, which will be recorded as a recovery of other-than-temporary impairment losses in the first quarter of 2010.

Other Income (Expense).    For the years ended December 31, 2009 and 2008, we recorded $2.4 million and $1.3 million of other income, respectively, primarily attributable to foreign currency exchange gains during the periods.

Income Taxes.    For the year ended December 31, 2009, we recorded $39.6 million of income tax expense. The tax expense recorded in the year ended December 31, 2009 was primarily a result of applying the effective statutory tax rates to the operating income adjusted for permanent tax adjustments for the period, partially offset by income tax benefits due to the release of valuation allowances of $3.1 million and $5.2 million associated with our Hong Kong and U.K. operations, respectively. For the year ended December 31, 2008, we recorded $87.6 million of income tax benefits primarily due to recognition of deferred tax assets of $85.1 million and $6.1 million associated with our U.S. and Australian operations, respectively, partially offset by tax provisions from other jurisdictions. Going forward, we expect the effective blended tax rates to be consistent with 2009.

As of December 31, 2009, we had total net deferred tax assets of $25.2 million consisting primarily of favorable temporary differences and net operating loss carryforwards, the majority of which are attributable to our U.S. operations. Approximately $71.0 million of future pre-tax earnings for financial reporting purposes would need to be generated to realize these favorable temporary differences associated with our U.S. operations, which we believe is achievable based on our current level of pre-tax earnings and our profitability forecast for future years. Historically, the difference between the pretax earnings for financial reporting purposes and the taxable income for income tax purposes in our U.S. operations has primarily included temporary adjustments such as depreciation expense, stock-based compensation and capital lease expenses. The temporary differences either increase or decrease the pre-tax earnings for financial reporting purposes to arrive at the taxable income for income tax purposes. However, it is expected that these temporary differences will generally increase the taxable income in the foreseeable future. The majority of the net operating loss carryforwards for income tax purposes in our U.S. operations do not start to expire until 2023. For further information on our income taxes, refer to Note 13 of Notes to Consolidated Financial Statements included elsewhere in this prospectus.

Years Ended December 31, 2008 and 2007

Revenues.    Our revenues for the years ended December 31, 2008 and 2007 were generated from the following revenue classifications and geographic regions (dollars in thousands):

	Years ended December 31,				Change
	2008	%	2007	%	$	%
U.S:
Recurring revenues	$423,940	60%	$311,188	74%	$112,752	36%
Non-recurring revenues	18,863	3%	13,690	3%	5,173	38%

	442,803	63%	324,878	77%	117,925	36%

Europe:
Recurring revenues	165,669	24%	35,309	9%	130,360	369%
Non-recurring revenues	11,833	1%	2,181	0%	9,652	443%

	177,502	25%	37,490	9%	140,012	373%

Asia-Pacific:
Recurring revenues	77,554	11%	52,668	13%	24,886	47%
Non-recurring revenues	6,821	1%	4,406	1%	2,415	55%

	84,375	12%	57,074	14%	27,301	48%

Total:
Recurring revenues	667,163	95%	399,165	95%	267,998	67%
Non-recurring revenues	37,517	5%	20,277	5%	17,240	85%

	$704,680	100%	$419,442	100%	$285,238	68%

U.S. Revenues.    The period over period growth in recurring revenues was primarily the result of an increase in orders from both our existing customers and new customers during the period as reflected in the growth in our customer count and utilization rate, as discussed above, in both our new and existing IBX data centers, as well as selective price increases in each of our IBX markets. During the year ended December 31, 2008, we recorded $30.6 million of revenue generated from our newly-opened IBX data centers or IBX data center expansions in the Chicago, New York, Silicon Valley and Washington, D.C. metro areas.

Europe Revenues.    Our revenues from the United Kingdom, the largest revenue contributor in the Europe region, represented approximately 38% and 37%, respectively, of the regional revenues for the years ended December 31, 2008 and 2007. Our Europe revenues increased over the course of 2008 as this region had grown due to our expansion efforts.

Asia-Pacific Revenues.    Our revenues from Singapore, the largest revenue contributor in the Asia-Pacific region, represented approximately 36% and 35%, respectively, of the regional revenues for the years ended December 31, 2008 and 2007. As in the U.S., Asia-Pacific revenue growth was due to an increase in orders from both our existing customers and new customers during the period as reflected in the growth in our customer count and utilization rate, as discussed above, in both our new and existing IBX data centers, as well as selective price increases in each of our IBX markets. During the year ended December 31, 2008, we recorded $12.5 million of revenue generated from our IBX data center expansions in the Hong Kong, Singapore and Tokyo metro areas.

Cost of Revenues.    Our cost of revenues for the years ended December 31, 2008 and 2007 were split among the following geographic regions (dollars in thousands):

	Years ended December 31,				Change
	2008	%	2007	%	$	%
U.S.	$238,583	57%	$198,455	75%	$40,128	20%
Europe	122,658	30%	30,245	12%	92,413	306%
Asia-Pacific	53,558	13%	35,068	13%	18,490	53%

Total	$414,799	100%	$263,768	100%	$151,031	57%

	Years ended December 31,
	2008	2007
Cost of revenues as a percentage of revenues:
U.S.	54%	61%
Europe	69%	81%
Asia-Pacific	63%	61%
Total	59%	63%

U.S. Cost of Revenues.    U.S. cost of revenues for the years ended December 31, 2008 and 2007 included $91.9 million and $73.6 million, respectively, of depreciation expense. Growth in depreciation expense was due to our IBX data center expansion activity. Excluding depreciation, the increase in U.S. cost of revenues was primarily due to overall growth related to our revenue growth and costs associated with our expansion projects, including (i) an increase of $15.7 million in utility costs as a result of increased customer installations, (ii) $6.0 million in higher compensation costs and (iii) an increase of $2.3 million in repair and maintenance costs, partially offset by a decrease of $3.0 million in rent and facility costs as a result of certain property acquisitions in 2007 and 2008.

Europe Cost of Revenues.    Europe cost of revenues for the years ended December 31, 2008 and 2007 included $33.5 million and $7.6 million, respectively, of depreciation expense. Our Europe cost of revenues increased over the course of 2008 as this region grew due to our expansion efforts.

Asia-Pacific Cost of Revenues.    Asia-Pacific cost of revenues for the years ended December 31, 2008 and 2007 included $17.6 million and $9.3 million, respectively, of depreciation expense. Growth in depreciation expense was due to our IBX data center expansion activity. Excluding depreciation expense, the increase in Asia-Pacific cost of revenues was primarily the result of costs associated with our expansion projects and overall growth in connection with revenue growth, such as $4.2 million of higher utility costs arising from increased customer installations and revenues attributed to customer growth, as well as $2.5 million of additional rent expense associated with new leases in connection with our expansion activity.

Sales and Marketing Expenses.    Our sales and marketing expenses for the years ended December 31, 2008 and 2007 were split among the following geographic regions (dollars in thousands):

	Years ended December 31,				Change
	2008	%	2007	%	$	%
U.S.	$38,219	57%	$31,291	77%	$6,928	22%
Europe	19,331	29%	2,987	7%	16,344	547%
Asia-Pacific	9,363	14%	6,441	16%	2,922	45%

Total	$66,913	100%	$40,719	100%	$26,194	64%

	Years ended December 31,
	2008	2007
Sales and marketing expenses as a percentage of revenues:
U.S.	9%	10%
Europe	11%	8%
Asia-Pacific	11%	11%
Total	9%	10%

U.S. Sales and Marketing Expenses.    The increase in U.S. sales and marketing expenses was primarily due to an increase of $3.3 million in sales compensation costs as a result of revenue growth and $2.6 million of higher expenditures related to our branding initiatives.

Europe Sales and Marketing Expenses.    Our Europe sales and marketing expenses for the years ended December 31, 2008 and 2007 included $6.0 million and $1.8 million of amortization expense related to customer contract intangible assets. Excluding amortization expense, our Europe sales and marketing expenses have grown over the course of 2008 as we grew this business and invested in various branding and integration initiatives. During the year ended December 31, 2008, we also recorded $1.3 million of bad debt expense.

Asia-Pacific Sales and Marketing Expenses.    The increase in Asia-Pacific sales and marketing expenses was primarily due to an increase in sales compensation over the prior period associated with the overall growth in this region and with expenditures related to our branding initiatives.

General and Administrative Expenses.    Our general and administrative expenses for the years ended December 31, 2008 and 2007 were split among the following geographic regions (dollars in thousands):

	Years ended December 31,				Change
	2008	%	2007	%	$	%
U.S.	$96,657	66%	$83,215	79%	$13,442	16%
Europe	34,071	23%	8,292	7%	25,779	311%
Asia-Pacific	15,836	11%	14,287	14%	1,549	11%

Total	$146,564	100%	$105,794	100%	$40,770	39%

	Years ended December 31,
	2008	2007
General and administrative expenses as a percentage of revenues:
U.S.	22%	26%
Europe	19%	22%
Asia-Pacific	19%	25%
Total	21%	25%

U.S. General and Administrative Expenses.    The increase in U.S. general and administrative expenses was primarily due to (i) $7.9 million of higher compensation costs, including increases in general salary, bonuses and stock-based compensation, and headcount growth (259 U.S. general and administrative employees as of December 31, 2008 versus 240 as of December 31, 2007), (ii) an increase of $2.6 million in professional fees related to various consulting projects to support our growth and (iii) an increase of $919,000 in depreciation expense as a result of our continued investment in information technology systems to support our growth.

Europe General and Administrative Expenses.    Our Europe general and administrative expenses for the years ended December 31, 2008 and 2007 included $7.8 million and $862,000, respectively, of stock-based compensation expense. Excluding stock-based compensation expense, our Europe general and administrative expenses had increased over the course of 2008 in connection with our growth and integration initiatives.

Asia-Pacific General and Administrative Expenses.    The increase in Asia-Pacific general and administrative expenses was primarily due to higher compensation costs, including general salary increases and bonuses.

Restructuring Charges.    During the year ended December 31, 2008, we recorded a restructuring charge adjustment of $3.1 million from revised sublease assumptions on our two excess space leases in the Los Angeles and New York metro areas as a result of new information becoming available. During the year ended December 31, 2007, we recorded a restructuring charge adjustment of $407,000 from revised sublease assumptions for the excess space lease in the Los Angeles metro area as a result of new information becoming available. The original restructuring charge for these two leases was recorded in the fourth quarter of 2004 and totaled $17.7 million. We are contractually committed to these two space leases through 2015 (although we reversed our position on one of these leases in 2009, as discussed above).

Gains on Asset Sales.    During the year ended December 31, 2007, we recorded a $1.3 million gain in connection with the sale of our Equinix mail service offering, which we sold for $1.7 million in gross cash proceeds. No gains on asset sales were recorded during the year ended December 31, 2008.

Interest Income.    Interest income decreased to $8.9 million for the year ended December 31, 2008 from $15.4 million for the year ended December 31, 2007. Interest income decreased primarily due to lower yields on invested balances and lower average cash balances. The average yield for the year ended December 31, 2008 was 2.77% versus 5.08% for the year ended December 31, 2007.

Interest Expense.    Interest expense increased to $61.7 million for the year ended December 31, 2008 from $32.0 million for the year ended December 31, 2007. The increase in interest expense was primarily due to new financings entered into during 2007 and 2008 consisting of (i) our $110.0 million Chicago IBX financing, which was drawn down during the construction period of the Chicago metro area IBX expansion project and which became fully drawn in March 2008, with an approximate interest rate of 4.19% per annum; (ii) our $250.0 million 2.50% convertible subordinated notes offering in March 2007; (iii) our approximately $91.0 million Asia-Pacific financing, of which approximately $63.2 million was drawn during 2008 and, which was fully drawn as of December 31, 2008, with an approximate blended interest rate of 3.69% per annum; (iv) our $396.0 million 3.00% convertible subordinated notes offering in September 2007; (v) our approximately $131.0 million European financing, of which approximately $72.7 million was drawn during 2008 leaving only approximately $2.9 million remaining available to draw, with an approximate blended interest rate of 4.39% per annum and (vi) our Netherlands financing of approximately $6.5 million, acquired as a result of the Virtu acquisition, with an approximate interest rate of 4.18% per annum. This increase was partially offset by the partial conversion of $13.1 million of our 2.50% convertible subordinated debentures in November 2008 that resulted in a decrease in interest expense. During the years ended December 31, 2008 and 2007, we capitalized $7.9 million and $10.4 million, respectively, of interest expense to construction in progress.

Other-Than-Temporary Impairment Loss On Investments.    For the year ended December 31, 2008, we recorded $1.5 million of other-than-temporary impairment losses on one of our money market accounts as more fully described in Note 5 of Notes to Consolidated Financial Statements included elsewhere in this prospectus. For the year ended December 31, 2007, we did not record any other-than-temporary impairment loss on investments.

Other Income (Expense).    For the year ended December 31, 2008, we recorded $1.3 million of other income, primarily attributable to foreign currency exchange gains during the year. For the year ended December 31, 2007, we recorded $3.0 million of other income, primarily due to foreign currency exchange gains, including a foreign exchange gain of $1.5 million as a result of hedging a portion of the IXEurope acquisition purchase price with forward contracts.

Loss on Conversion and Extinguishment of Debt.    In March 2007, we retired $54.0 million of our convertible subordinated debentures in exchange for approximately 1.4 million newly issued shares of our common stock. As a result, we recorded a $3.4 million loss on debt conversion in accordance with the accounting standard for induced conversions of convertible debt due to the inducement fee paid. In September 2007, a senior bridge loan was terminated unused and, as a result, we recorded a $2.5 million loss on debt extinguishment reflecting the immediate write-off of capitalized debt issuance costs to secure the senior bridge loan. As a result of these two events, during the year ended December 31, 2007 we recognized a total of $5.9 million of loss on debt conversion and extinguishment. During the year ended December 31, 2008, we did not record any loss on conversion or extinguishment of debt.

Income Taxes.    For the year ended December 31, 2008, we recorded $87.6 million of income tax benefits primarily due to recognition of deferred tax assets of $85.1 million and $6.1 million associated with our U.S. and Australian operations, respectively, partially offset by tax provisions from other jurisdictions. For the year ended December 31, 2007, we recorded $473,000 of income tax expense primarily attributable to our foreign operations. As of December 31, 2008, we had a total valuation allowance of $40.3 million against our deferred tax assets, which is attributable to certain of our foreign operations.

As of December 31, 2008, we had total net deferred tax assets of $81.7 million consisting primarily of favorable temporary differences and net operating loss carryforwards, the majority of which are attributable to our U.S. operations. Approximately $155.0 million of future pretax earnings for financial reporting purposes would need to be generated to realize these favorable temporary differences associated with our U.S. operations. In addition, approximately $54.0 million of future taxable income would need to be generated in future years to realize these net operating loss carryforwards associated with our U.S. operations. For further information on our income taxes, refer to Note 13 of Notes to Consolidated Financial Statements included elsewhere in this prospectus.

Non-GAAP Financial Measures

We provide all information required in accordance with generally accepted accounting principles (GAAP), but we believe that evaluating our ongoing operating results may be difficult if limited to reviewing only GAAP financial measures. Accordingly, we use non-GAAP financial measures, primarily adjusted EBITDA, to evaluate our operations. In presenting this non-GAAP financial measure, we exclude certain items that we believe are not good indicators of our current or future operating performance. These items are depreciation, amortization, accretion of asset retirement obligations and accrued restructuring charges, stock-based compensation, restructuring charges, acquisition costs and gains on asset sales. Legislative and regulatory requirements encourage use of and emphasis on GAAP financial metrics and require companies to explain why non-GAAP financial metrics are relevant to management and investors. We exclude these items in order for our lenders, investors, and industry analysts, who review and report on us, to better evaluate our operating performance and cash spending levels relative to our industry sector and competitors.

We exclude depreciation expense as these charges primarily relate to the initial construction costs of our IBX data centers and do not reflect our current or future cash spending levels to support our business. Our IBX data centers are long-lived assets, and have an economic life greater than 10 years. The construction costs of our IBX data centers do not recur and future capital expenditures remain minor relative to our initial investment. This is a trend we expect to continue. In addition, depreciation is also based on the estimated useful lives of our IBX data centers. These estimates could vary from actual performance of the asset, are based on historic costs incurred to build out our IBX data centers, and are not indicative of current or expected future capital expenditures. Therefore, we exclude depreciation from our operating results when evaluating our operations.

In addition, in presenting the non-GAAP financial measures, we exclude amortization expense related to certain intangible assets, as it represents a cost that may not recur and is not a good indicator of our current or future operating performance. We exclude accretion expense, both as it relates to asset retirement obligations as well as accrued restructuring charge liabilities, as these expenses represent costs, which we believe are not meaningful in evaluating our current operations. We exclude non-cash stock-based compensation expense as it represents expense attributed to equity awards that have no current or future cash obligations. As such, we, and many investors and analysts, exclude this stock-based compensation expense when assessing the cash generating performance of our operations. We also exclude restructuring charges from our non-GAAP financial measures. The restructuring charges relate to our decisions to exit leases for excess space adjacent to several of our IBX data centers, which we did not intend to build out, or our decision to reverse such restructuring charges. We also exclude acquisition costs from our non-GAAP financial measures. The acquisition costs relate to costs we incur in connection with business combinations. With respect to 2007 results, we exclude the gain from the sale of our Equinix mail service offering located in Singapore, which is referred to as the EMS sale. The gain on the EMS sale represents a unique transaction for us and future sales of other service offerings are not expected. Management believes such items as restructuring charges, acquisition costs and gains on asset sales are non-core transactions, however, these types of costs will or may occur in future periods.

Our management does not itself, nor does it suggest that investors should, consider such non-GAAP financial measures in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. However, we have presented such non-GAAP financial measure to provide investors with an additional tool to evaluate our operating results in a manner that focuses on what management believes to be our core, ongoing business operations. We believe that the inclusion of this non-GAAP financial measure provides consistency and comparability with past reports and provides a better understanding of the overall performance of the business and its ability to perform in subsequent periods. We believe that if we did not provide such non-GAAP financial information, investors would not have all the necessary data to analyze us effectively.

Investors should note, however, that the non-GAAP financial measures used by us may not be the same non-GAAP financial measures, and may not be calculated in the same manner, as that of other companies. In addition, whenever we use non-GAAP financial measures, we provide a reconciliation of the non-GAAP financial measure to the most closely applicable GAAP financial measure. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measure.

We define adjusted EBITDA as income or loss from operations plus depreciation, amortization, accretion, stock-based compensation expense, restructuring charges, acquisition costs and gains on asset sales as presented below (dollars in thousands):

	Years ended December 31,
	2009	2008	2007
Income from operations	$181,079	$73,262	$10,092
Depreciation, amortization and accretion expense	175,371	160,987	103,498
Stock-based compensation expense	53,056	55,085	42,731
Restructuring charges	(6,053)	3,142	407
Acquisitions costs	5,155	—	—
Gains on asset sales	—	—	(1,338)

Adjusted EBITDA	$408,608	$292,476	$155,390

The geographic split of our adjusted EBITDA is presented below (dollars in thousands):

	Years ended December 31,
	2009	2008	2007
U.S.:
Income from operations	$128,168	$66,202	$11,510
Depreciation, amortization and accretion expense	106,207	101,414	83,893
Stock-based compensation expense	40,082	40,993	36,552
Restructuring charges	(6,053)	3,142	407
Acquisitions costs	4,091	—	—

Adjusted EBITDA	$272,495	$211,751	$132,362

Europe:
Income (loss) from operations	$31,202	$1,442	$(4,034)
Depreciation, amortization and accretion expense	43,744	41,208	9,837
Stock-based compensation expense	5,843	8,473	899
Acquisitions costs	1,064	—	—

Adjusted EBITDA	$81,853	$51,123	$6,702

Asia-Pacific:
Income from operations	$21,709	$5,618	$2,616
Depreciation, amortization and accretion expense	25,420	18,365	9,768
Stock-based compensation expense	7,131	5,619	5,280
Gains on asset sales	—	—	(1,338)

Adjusted EBITDA	$54,260	$29,602	$16,326

Our adjusted EBITDA results have improved each year and in each region due to the improved operating results discussed earlier in “Results of Operations”, as well as the nature of our business model consisting of a recurring revenue stream and a cost structure which has a large base that is fixed in nature that is also discussed earlier in “Overview”. We believe that our adjusted EBITDA results will continue to improve in future periods as we continue to grow our business.

Liquidity and Capital Resources

As of December 31, 2009 and before giving effect to this offering, our total indebtedness was comprised of (i) convertible debt principal totaling $1.0 billion from our 2.50% convertible subordinated notes (gross of discount), our 3.00% convertible subordinated notes and our 4.75% convertible subordinated notes (gross of discount) and (ii) non-convertible debt and financing obligations totaling $591.3 million of principal from our Washington D.C. metro area IBX capital lease, San Jose IBX equipment and fiber financing, Chicago IBX equipment financing, Los Angeles IBX financing, Paris IBX capital lease, Zurich IBX financing, London IBX financing, Ashburn campus mortgage payable, Chicago IBX financing, Asia-Pacific financing, European financing, Netherlands financing, Singapore financing and other financing obligations.

We believe we have sufficient cash, coupled with anticipated cash generated from operating activities and the net proceeds of this offering, to meet our operating requirements, including repayment of our current portion of debt due, and to complete our publicly-announced expansion projects, as well as the Switch and Data acquisition, of which 20% of the total purchase price is payable in cash, for at least the next 12 months. As of December 31, 2009, we had $604.4 million of cash, cash equivalents and short-term and long-term investments.

However, of this amount, a total of $67.2 million resides in certain European subsidiaries where the use of such cash is currently limited to the general working capital needs of these certain European subsidiaries or repaying the European financing. Besides our investment portfolio and any financing activities we may pursue, customer collections are our primary source of cash. While we believe we have a strong customer base and have continued to experience relatively strong collections, if the current market conditions were to deteriorate further, some of our customers may have difficulty paying us and we may experience increased churn in our customer base, including reductions in their commitments to us, all of which could have a material adverse effect on our liquidity.

As of December 31, 2009, we had a total of approximately $13.3 million of additional liquidity available to us, which consists of (i) $8.3 million under the $25.0 million Bank of America revolving credit line, which we amended in February 2010 to extend the maturity date to February 2011 (see Note 18 of Notes to Consolidated Financial Statements included elsewhere in this prospectus); (ii) $3.2 million under the European financing for general working capital purposes and (iii) $1.8 million under the Singapore financing. Our indebtedness as of December 31, 2009, as noted above, included $591.3 million of non-convertible senior debt. Although these are committed facilities, most of which are fully drawn or utilized and for which we are amortizing debt repayments of either principal and/or interest only, and we are in full compliance with all covenants related to them effective December 31, 2009, deteriorating market and liquidity conditions may give rise to issues which may impact the lenders’ ability to hold these debt commitments to their full term.

While we believe we have sufficient liquidity and capital resources to meet our current operating requirements and to complete our publicly-announced IBX expansion plans and the Switch and Data acquisition, we may pursue additional expansion opportunities, primarily the build-out of new IBX data centers, in certain of our existing markets which are at or near capacity within the next year, as well as potential acquisitions. While we will be able to fund some of these expansion plans with our existing resources, additional financing, either debt or equity, may be required to pursue certain of these additional expansion plans. However, if current market conditions were to deteriorate further, we may be unable to secure additional financing or any such additional financing may be available to us on unfavorable terms. An inability to pursue additional expansion opportunities will have a material adverse effect on our ability to maintain our desired level of revenue growth in future periods.

Sources and Uses of Cash

	Years ended December 31,
	2009	2008	2007
	(in thousands)
Net cash provided by operating activities	$355,492	$267,558	$120,020
Net cash used in investing activities	(558,178)	(478,040)	(1,054,725)
Net cash provided by financing activities	323,598	145,106	1,145,013

Operating Activities

The increase in net cash provided by operating activities was primarily due to improved operating results as discussed above, strong collections of accounts receivable, management of vendor payments and growth in customer installations, which increases deferred installation revenue. We expect that we will continue to generate cash from our operating activities throughout 2010 and beyond.

Investing Activities

The significant increase in net cash used in investing activities during 2007 compared to 2009 and 2008 included (i) $541.8 million spent to acquire IXEurope, net of cash acquired, and (ii) $120.5 million spent to acquire real estate properties in San Jose and Los Angeles, California. Excluding these unique and significant events, the changes in our investing activities over the past three years is primarily related to our capital expenditures in property, plant and equipment for our IBX data center expansion activity. During the three years ended December 31, 2009, these capital expenditures were $369.5 million, $447.0 million and $376.8 million, respectively. We expect that our IBX expansion construction activity will be at consistent levels when compared to the past three years. However, if the opportunity to expand is greater than planned and we have sufficient funding to increase the expansion opportunities available to us, we may increase the level of capital expenditures to support this growth.

Financing Activities

The significant increase in net cash provided by financing activities during 2007 compared to 2009 and 2008 included approximately $967.0 million of net proceeds raised in a common stock offering and two convertible debt offerings, the majority of which was used to fund the IXEurope acquisition and our IBX data center expansion activities. Excluding this significant amount of fundraising in 2007, the changes in our financing activities primarily relate to the net proceeds from a convertible debt offering of $373.8 million for the year ended December 31, 2009 and the proceeds from our mortgage and notes payable and credit line totaling $29.5 million, $142.4 million and $149.6 million, respectively, for the three years ended December 31, 2009. We expect that our financing activities will consist primarily of repayment of our debt during 2010 although this will be offset by the proceeds of any financings we may undertake during 2010.

Debt Obligations—Convertible Debt

4.75% Convertible Subordinated Notes.    In June 2009, we issued $373.8 million aggregate principal amount of 4.75% convertible subordinated notes due June 15, 2016. Interest is payable semi-annually on June 15 and December 15 of each year, beginning December 15, 2009. The initial conversion rate is 11.8599 shares of common stock per $1,000 principal amount of 4.75% convertible subordinated notes, subject to adjustment. This represents an initial conversion price of approximately $84.32 per share of common stock. Upon conversion, holders will receive, at our election, cash, shares of our common stock or a combination of cash and shares of our common stock. As of December 31, 2009, the 4.75% convertible subordinated notes were convertible into 4.4 million shares of our common stock.

Holders of the 4.75% convertible subordinated notes may convert their notes under certain defined circumstances, including during any fiscal quarter (and only during that fiscal quarter) ending after December 31, 2009, if the sale price of our common stock, for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous fiscal quarter, is greater than 130% of the conversion price per share of common stock on such last trading day, which was $109.62 per share, or at any time on or after March 15, 2016.

Upon conversion, if we elected to pay a sufficiently large portion of the conversion obligation in cash, additional consideration beyond the $373.8 million of gross proceeds received would be required. However, to minimize the impact of potential dilution upon conversion of the 4.75% convertible subordinated notes, we entered into capped call transactions, which are referred to as the capped call, separate from the issuance of the 4.75% convertible subordinated notes, for which we paid a premium of $49.7 million. The capped call covers a total of approximately 4.4 million shares of our common stock, subject to adjustment. Under the capped call, we effectively raised the conversion price of the 4.75% convertible subordinated notes from $84.32 to $114.82. Depending upon our stock price at the time the 4.75% convertible subordinated notes are converted, the capped call will return up to 1.2 million shares of our common stock to us; however, we will receive no benefit from the capped call if our stock price is $84.32 or lower at the time of conversion and will receive less shares for share prices in excess of $114.82 at the time of conversion than we would have received at a share price of $114.82 (our benefit from the capped call is capped at $114.82 and no additional benefit is received beyond this price).

We do not have the right to redeem the 4.75% convertible subordinated notes at our option.

We separately accounted for the liability and equity components of our 4.75% convertible subordinated notes in accordance with a FASB standard for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement). See “4.75% Convertible Subordinated Notes” in Note 8 of Notes to Consolidated Financial Statements included elsewhere in this prospectus.

3.00% Convertible Subordinated Note.    In September 2007, we issued $396.0 million aggregate principal amount of 3.00% Convertible Subordinated Notes due October 15, 2014. Interest is payable semi-annually on April 15 and October 15 of each year, and commenced in April 2008.

Holders of the 3.00% convertible subordinated notes may convert their notes at their option on any day up to and including the business day immediately preceding the maturity date into shares of our common stock. The base conversion rate is 7.436 shares of common stock per $1,000 principal amount of 3.00% convertible subordinated notes, subject to adjustment. This represents a base conversion price of approximately $134.48 per share of common stock. If, at the time of conversion, the applicable stock price of our common stock exceeds the base conversion price, the conversion rate will be determined pursuant to a formula resulting in the receipt of up to 4.4616 additional shares of common stock per $1,000 principal amount of the 3.00% convertible subordinated notes, subject to adjustment. However, in no event would the total number of shares issuable upon conversion of the 3.00% convertible subordinated notes exceed 11.8976 per $1,000 principal amount of 3.00% convertible subordinated notes, subject to anti-dilution adjustments, or the equivalent of $84.05 per share of our common stock or a total of 4.7 million shares of our common stock. As of December 31, 2009, the 3.00% convertible subordinated notes were convertible into 2.9 million shares of our common stock.

We do not have the right to redeem the 3.00% Convertible Subordinated notes at our option.

2.50% Convertible Subordinated Notes.    In March 2007, we issued $250.0 million in aggregate principal amount of 2.50% convertible subordinated notes due 2012. The interest on the 2.50% convertible subordinated notes is payable semi-annually every April 15th and October 15th, and commenced in October 2007. The initial conversion rate is 8.9259 shares of common stock per $1,000 principal amount of convertible subordinated notes, subject to adjustment. This represents an initial conversion price of approximately $112.03 per share of common stock or 2.2 million shares of our common stock. Upon conversion, holders will receive, at our election, cash, shares of our common stock or a combination of cash and shares of our common stock.

Holders of the 2.50% convertible subordinated notes may convert their notes under certain defined circumstances, including during any fiscal quarter (and only during that fiscal quarter) ending after June 30, 2007, if the sale price of our common stock, for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous fiscal quarter, is greater than 130% of the conversion price per share of common stock on such last trading day, which was $145.64 per share, or at any time on or after March 15, 2012.

We may only redeem all or a portion of the 2.50% convertible subordinated notes at any time after April 16, 2010 for cash but only if the closing sale price of our common stock for at least 20 of the 30 consecutive trading days immediately prior to the day we give notice of redemption is greater than 130% of the applicable conversion price per share of common stock on the date of the notice, which was $145.64 per share as of December 31, 2009. The redemption price will equal 100% of the principal amount of the convertible subordinated notes, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

Upon conversion, due to the conversion formulas associated with the 2.50% convertible subordinated notes, if our stock is trading at levels exceeding 130% of the conversion price per share of common stock, and if we elect to pay any portion of the consideration in cash, additional consideration beyond the $250.0 million of gross proceeds received would be required. However, in no event would the total number of shares issuable upon conversion of the 2.50% convertible subordinated notes exceed 11.6036 per $1,000 principal amount of convertible subordinated notes, subject to anti-dilution adjustments, or the equivalent of $86.18 per share of common stock or a total of 2.9 million shares of our common stock. As of December 31, 2009, the 2.50% convertible subordinated notes were convertible into 2.2 million shares of our common stock.

We separately accounted for the liability and equity components of our 2.50% convertible subordinated notes in accordance with a FASB standard for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement). See “2.50% Convertible Subordinated Notes” in Note 8 of Notes to Consolidated Financial Statements included elsewhere in this prospectus.

Debt Obligations—Non-Convertible Debt

Capital Lease and Other Financing Obligations

Washington D.C. Metro Area IBX Capital Lease.    In April 2004, we entered into a long-term lease for a 95,000 square foot data center in the Washington, D.C. metro area. The center is adjacent to our existing Washington D.C. metro area IBX data center. This lease, which includes the leasing of all of the IBX plant and machinery equipment located in the building, is a capital lease. We took possession of this property during the fourth quarter of 2004, and as a result, recorded property, plant and equipment assets, as well as a capital lease obligation, totaling $35.3 million. Payments under this lease will be made monthly through October 2019 at an effective interest rate of 8.50% per annum. As of December 31, 2009, principal of approximately $30.1 million remained outstanding under this capital lease.

San Jose IBX Equipment and Fiber Financing.    In December 2004, we entered into a long-term lease for a 103,000 square foot data center in San Jose, and at the same time entered into separate agreements to purchase the equipment located within this new IBX data center and to interconnect all three of our Silicon Valley area IBX data centers to each other through redundant dark fiber links. Under U.S. generally accepted accounting principles, these three separate agreements were considered to be a single arrangement. Furthermore, while the building component of this transaction is classified as a long-term operating lease, the equipment and fiber portions of the transaction were classified as financed assets. We took possession of this property during the first quarter of 2005, and as a result, recorded property, plant and equipment and prepaid fiber assets, as well as a financing obligation, totaling $18.7 million. Payments under this financing obligation will be made monthly through May 2020 at an effective interest rate of 8.50% per annum. As of December 31, 2009, principal of approximately $13.7 million remained outstanding under this financing obligation.

Chicago IBX Equipment Financing.    In July 2005, we entered into a long-term sublease for a 107,000 square foot data center in Chicago, and at the same time entered into a separate agreement to purchase the equipment located within this IBX data center. Under U.S. generally accepted accounting principles, these two separate agreements were considered to be a single arrangement. Furthermore, while the building component of this transaction is classified as a long-term operating lease, the equipment portion of the transaction is classified as financed assets. We took possession of this property and title to the equipment assets in November 2005, and as a result, recorded IBX equipment assets, as well as a financing obligation, totaling $9.7 million at that time. Payments under this financing obligation will be made monthly through August 2015 at an effective interest rate of 7.50% per annum. As of December 31, 2009, principal of approximately $6.2 million remained outstanding under this financing obligation.

Los Angeles IBX Financing.    In September 2005, we purchased a 107,000 square foot data center in the Los Angeles metro area for $34.7 million, which we paid for in full with cash. In October 2005, we entered into a purchase and sale agreement to sell this Los Angeles IBX for $38.7 million and to lease it back from the purchaser pursuant to a long-term lease, which closed in December 2005, and we received net proceeds from the sale of this property of $38.1 million. However, due to our continuing involvement concerning certain aspects of this property, the sale and leaseback of this property does not qualify as a sale-leaseback under U.S. generally accepted accounting principles, but rather is accounted for as a financing of the property. We refer to this portion of the transaction as the Los Angeles IBX financing. Pursuant to the Los Angeles IBX financing, we recorded a financing obligation liability totaling $38.1 million in December 2005. Payments under the Los Angeles IBX financing will be made monthly through December 2025 at an effective interest rate of 7.75% per annum. As of December 31, 2009, principal of approximately $37.4 million remained outstanding under this financing obligation.

Paris IBX Capital Lease.    In September 2008, we entered into a long-term lease for 10,850 square meters of vacant space within a warehouse building in the Paris, France metro area. The center is adjacent to one of our existing Paris metro area IBX data centers. This lease is a capital lease and commenced on October 1, 2008. We took possession of this property during the fourth quarter of 2008, and as a result, recorded property, plant and equipment assets, as well as a capital lease obligation, totaling 28.1 million Euros. Monthly payments under this lease commencing in April 2009 will be made through September 2020 at an effective interest rate of 7.43% per annum. As of December 31, 2009, principal of approximately $40.6 million remained outstanding under this capital lease.

London IBX Financing.    In October 2008, we entered into an agreement for lease for property and a warehouse building to be constructed for us in the London, England metro area. This agreement provides for the completion of a warehouse building within a specified time and the entry into a definitive lease upon its completion, which is referred to as the lease. As of December 31, 2009, principal of approximately $14.0 million was outstanding under this financing obligation. See “London IBX Expansion Project” in Note 3 of Notes to Consolidated Financial Statements included elsewhere in this prospectus.

Zurich IBX Financing.    In July 2009, we entered into a long-term lease for building space within a multi-floor, multi-tenant building in the Zurich, Switzerland metro area. This lease has a fixed term of 10 years, with options to extend for up to an additional 10 years, in five-year increments. Cumulative minimum payments under the Zurich Lease total 9.0 million Swiss Francs over the Zurich Lease term, which does not include any rent obligation for the extension periods. Pursuant to the accounting standards for lessee’s involvement in asset construction and for leasing transactions involving special-purpose entities, we are considered the owner of the leased building space during the construction phase due to some specific provisions contained in this lease. Monthly payments under the Zurich IBX Financing commenced in July 2009 and will be made through June 2019 at an effective interest rate of 5.20% per annum. As of December 31, 2009, principal of approximately $11.5 million remained outstanding under this capital lease.

Other Capital Lease and Financing Obligations.    We have various other capital leases and financing obligations under which principal of approximately $7.6 million remained outstanding as of December 31, 2009.

Mortgage and Loans Payable

Ashburn Campus Mortgage Payable.    In December 2005, we completed the financing of our October 2005 purchase of the Ashburn campus property with a $60.0 million mortgage to be amortized over 20 years. Upon receipt of the $60.0 million of cash in December 2005, we recorded a $60.0 million mortgage payable. Payments under the Ashburn campus mortgage payable will be made monthly through January 2026 at an effective interest rate of 8.1% per annum. In December 2006, we obtained an additional financing of $40.0 million under the Ashburn campus mortgage payable, which increased the total amount financed under the Ashburn campus mortgage payable to $100.0 million, on the same terms as the initial mortgage payable. As of December 31, 2009, principal of approximately $91.8 million remained outstanding under this mortgage payable.

Chicago IBX Financing.    In February 2007, one of our wholly-owned subsidiaries obtained a loan of up to $110.0 million to finance up to 60% of the development and construction costs of the Chicago metro area IBX expansion project, which we refer to as the Chicago IBX financing. Funds were advanced at up to 60% of project costs incurred. As of December 31, 2008, we had received advances representing a final loan payable totaling $110.0 million. The loan payable has an initial maturity date of January 31, 2010, with options to extend for up to an additional two years, in one-year increments, upon satisfaction of certain extension conditions. In January 2010, we utilized one of the options to extend the loan payable under the Chicago IBX financing for one year, which is set to expire on January 31, 2011. As a result of this extension, the loan payable is repaid in monthly installments beginning in February 2010. The loan payable bears interest at a floating rate (one, three or six month LIBOR plus 2.75%) with interest payable monthly, which commenced in March 2007. As of December 31, 2009, the loan payable had an approximate interest rate of 3.00% per annum. The Chicago IBX financing has no specific financial covenants, contains a limited parent company guaranty and is collateralized by the assets of one of our Chicago IBX data centers.

In May 2008, we entered into an interest rate swap agreement with one counterparty to hedge the interest payments on principal of $105.0 million of the Chicago IBX financing, which will mature in February 2011. Under the terms of the interest rate swap transaction, we receive interest payments based on rolling one-month LIBOR terms and pay interest at the fixed interest rate of 6.34% (swap rate of 3.59% plus borrowing margin of 2.75%).

Asia-Pacific Financing.    In August 2007, two of our wholly-owned subsidiaries, located in Singapore and Tokyo, Japan, entered into an approximately $47.9 million multi-currency credit facility agreement (using the exchange rates as of December 31, 2009), which is comprised of 23.0 million Singapore dollars and 2.9 billion Japanese yen, respectively, which we refer to as the Asia-Pacific financing. In 2008, the Asia-Pacific financing was amended to enable our subsidiaries in Australia and Hong Kong to borrow up to 32.0 million Australian dollars and 156.0 million Hong Kong dollars, respectively, under the same general terms, amending the Asia-Pacific financing into an approximately $96.7 million multi-currency credit facility agreement. The Asia-Pacific financing has a four-year term that allows these four subsidiaries to borrow up to their credit limits during the first 12-month period with repayment to occur over the remaining three years in 12 equal quarterly installments. The Asia-Pacific financing bears interest at a floating rate (the relevant three-month local cost of funds), as applicable, plus 1.85%-2.50% depending on the ratio of our senior indebtedness to our earnings before interest, taxes, depreciation and amortization, or EBITDA, with interest payable quarterly. Loans payable under the Asia-Pacific financing have a final maturity date of March 2012. The Asia-Pacific financing was used by these four subsidiaries to fund capital expenditures on leasehold improvements, equipment, and other installation costs related to expansion plans in Singapore, Tokyo, Sydney and Hong Kong. The Asia-Pacific financing is guaranteed by the parent company and is secured by the assets of these four subsidiaries, including a pledge of their shares, and has several financial covenants specific to our Asia-Pacific operations with which we must comply quarterly. As of December 31, 2009, a total of approximately $64.6 million was outstanding under the Asia-Pacific financing at an approximate blended interest rate of 3.45%. As of December 31, 2009, we were in compliance with all financial covenants in connection with the Asia-Pacific financing.

European Financing.    In September 2007, as a result of the IXEurope acquisition, our wholly-owned subsidiary assumed a senior facilities agreement totaling approximately 82.0 million British pounds, or approximately $132.6 million (using the exchange rate as of December 31, 2009), which we refer to as the European financing. The European financing is comprised of three facilities: (i) Facility A, which was available to draw upon through March 2008, provides for a term loan of up to approximately 40.0 million British pounds and bears a floating interest rate per annum of between 0.875% and 2.25% above LIBOR or EURIBOR; (ii) Facility B, which was available to draw upon through June 2010, provides for a term loan of up to approximately 40.0 million British pounds and bears a floating interest rate per annum of between 0.875% and 2.25% above LIBOR or EURIBOR and (iii) Facility C, which is available to draw upon through May 2014, provides for a revolving credit facility of up to approximately 2.0 million British pounds and bears a floating interest rate per annum of between 0.875% and 2.125% above LIBOR or EURIBOR. As of December 31, 2009, we had fully utilized Facility A and Facility B under the European financing. The European financing has a final maturity date of June 30, 2014 and interest is payable in periods of one, two, three or six months at our election. Facility A will be repaid in 13 semi-annual installments, which commenced June 30, 2008. Facility B will be repaid in nine semi-annual installments commencing June 30, 2010. Facility C will be repaid at the final maturity date. The European financing is available to fund our current or future operations in Europe, including capital expenditures, for certain subsidiaries in Europe, and amounts can be drawn in British pounds, Euros or Swiss francs. The European financing is collateralized by certain of our assets in Europe and contains several financial covenants specific to our European operations with which we must comply quarterly. In January 2009, we amended certain provisions of the European financing related to certain financial covenants and acknowledgment of the appointment of an executive officer in Europe. As of December 31, 2009, we were in compliance with all financial covenants in connection with the European financing.

Upon a written request from us at any time after December 31, 2007 and through the final maturity date, and upon approval by the lenders, an additional term loan of up to 15.0 million British pounds, or approximately

$21.9 million, may be made available to us. The European financing requires us to hedge the floating interest rates inherent in the European financing (on just a portion of the total amounts outstanding). As of December 31, 2009, approximately $130.1 million was outstanding under the European financing at an approximate blended interest rate of 1.62% per annum.

In May 2008, we entered into three interest rate swap agreements to hedge the interest payments on the equivalent principal of $89.1 million of the European financing, which will mature in May 2011. Under the terms of the interest rate swap transactions, we receive interest payments based on rolling one-month EURIBOR and LIBOR terms and pay fixed interest rates ranging from 5.59% to 7.03% (swap rates ranging from 4.46% to 5.91% plus borrowing margin).

Singapore Financing.    In September 2009, our wholly-owned subsidiary in Singapore entered into a 37.0 million Singapore dollar, or approximately $26.3 million (using the exchange rate as of December 31, 2009) credit facility agreement, which is referred to as the Singapore financing. The Singapore financing is comprised of two tranches: (i) Facility A, which is available for drawing upon through March 18, 2010, provides a term loan of up to 34.5 million Singapore dollars and (ii) Facility B, which is available for drawing upon through September 12, 2010, provides a term loan of up to 2.5 million Singapore dollars. As of December 31, 2009, we had fully utilized Facility A under the Singapore financing. Facility A will be repaid in nine semi-annual installments beginning August 2010 and Facility B will be repaid in eight semi-annual installments beginning February 2011. The loans payable under the Singapore financing bear interest at a floating rate (swap offer rate plus 3.65% per annum). The Singapore financing has a final maturity date of August 31, 2014 and interest is payable in periods of one, three or six months at the election of our Singaporean subsidiary. The Singapore financing is guaranteed by the parent, Equinix, and is secured by the assets of our second IBX data center in Singapore. The Singapore financing has several financial covenants specific to our operations in Singapore, with which we must comply periodically, commencing in the second quarter of 2010. As of December 31, 2009, we had borrowings under the Facility A tranche of 34.5 million Singapore dollars, or approximately $24.6 million, at an approximate interest rate per annum of 4.20%, leaving 2.5 million Singapore dollars, or approximately $1.8 million, available for future borrowings under the Singapore financing.

Netherlands Financing.    In February 2008, as a result of the Virtu acquisition, our wholly-owned subsidiary in the Netherlands assumed senior credit facilities totaling approximately 5.5 million Euros, which are callable by the lender and bear interest at a floating rate (three month EURIBOR plus 1.25%), which is referred to as the Netherlands financing. In June 2009, we amended the Netherlands financing by entering into a 7.0 million Euro term loan to replace the previously outstanding senior credit facilities. The Netherlands financing contains several financial covenants, which we must comply with annually, is guaranteed by us and is collateralized by substantially all of our operations in the Netherlands. As of December 31, 2009, we were in compliance with all financial covenants in connection with the Netherlands financing. The Netherlands financing has a final maturity date of June 30, 2016 with repayment to occur over the remaining seven years in 28 equal quarterly installments, which commenced in September 2009. The Netherlands financing bears interest at a floating rate (three month EURIBOR plus 3.60% per annum). As of December 31, 2009, a total of 6.5 million Euros, or approximately $9.3 million, was outstanding under the Netherlands financing with an approximate interest rate per annum of 4.31%.

$25.0 Million Bank of America Revolving Credit Line.    In February 2009, we entered into a $25.0 million one-year revolving credit facility with Bank of America, which is referred to as the $25.0 million Bank of America revolving credit line. The $25.0 million Bank of America revolving credit line will be used primarily to fund our working capital and to enable us to issue letters of credit. The effect of issuing letters of credit under the $25.0 million Bank of America revolving credit line reduces the amount available for borrowing under the $25.0 million Bank of America revolving credit line. We may borrow, repay and reborrow under the $25.0 million Bank of America revolving credit line at either the prime rate or at a borrowing margin of 2.75% over one, three or six month LIBOR, subject to a minimum borrowing cost of 3.00%. The $25.0 million Bank of America revolving credit line contains three financial covenants, which we must comply with quarterly, consisting of a tangible net worth ratio, a debt service ratio and a senior leverage ratio and is collateralized by our domestic accounts receivable balances. As of December 31, 2009, we were in compliance with all financial covenants in connection with the Bank of America revolving credit line. The $25.0 million Bank of America revolving credit line is available for renewal subject to mutual agreement by both parties. During the year ended December 31, 2009, we entered into 17 irrevocable letters of credit totaling approximately $16.7 million under the $25.0 million Bank of America revolving credit line, which resulted in our release of restricted cash to unrestricted cash. As a result, the amount available to borrow was approximately $8.3 million as of December 31, 2009. In February 2010, we amended the $25.0 million Bank of America revolving credit line to extend the maturity date to February 2011.

Contractual Obligations and Off-Balance-Sheet Arrangements

We lease a majority of our IBX data centers and certain equipment under non-cancelable lease agreements expiring through 2027. The following represents our contractual obligations as of December 31, 2009 (in thousands):

	2010	2011	2012		2013	2014	2015 and thereafter	Total
Convertible debt(1)	$—	$—	$250,000		$—	$395,986	$373,750	$1,019,736
Chicago IBX financing(1)	5,362	6,016	98,613	(7)	—	—	—	109,991
Asia-Pacific financing(1)	32,241	28,249	4,069		—	—	—	64,559
European financing(1)	15,823	17,585	21,094		25,497	50,059	—	130,058
Singapore financing(1)	1,228	6,140	6,139		6,140	4,912	—	24,559
Netherlands financing(1)	1,432	1,433	1,432		1,433	1,432	2,149	9,311
Interest(2)	51,968	44,207	33,995		31,067	27,689	25,971	214,897
Mortgage payable(3)	10,164	10,164	10,164		10,164	10,165	113,174	163,995
Capital lease and other financing obligations(3)	17,477	19,507	19,392		19,497	20,033	162,398	258,304
Operating leases under accrued restructuring charges(3)	2,284	2,266	2,455		2,471	2,487	1,460	13,423
Operating leases(4)	66,599	62,395	61,364		62,252	60,403	250,428	563,441
Other contractual commitments(5)	206,535	38,603	13,707		—	—	—	258,845
Asset retirement obligations(6)	—	—	—		—	—	17,710	17,710

	$411,113	$236,565	$522,424		$158,521	$573,166	$947,040	$2,848,829

(1)	Represents principal only.
(2)	Represents interest on convertible debt, Chicago IBX financing, Asia-Pacific financing, European financing, Singapore financing and Netherlands financing based on their approximate interest rates as of December 31, 2009.
(3)	Represents principal and interest.
(4)	Represents minimum operating lease payments, excluding potential lease renewals.
(5)	Represents off-balance sheet arrangements. Other contractual commitments are described below.
(6)	Represents liability, net of future accretion expense.
(7)	The loan payable under the Chicago IBX financing had an initial maturity date of January 31, 2010, with options to extend for up to an additional two years, in one-year increments, upon satisfaction of certain extension conditions. In January 2010, we extended the maturity of the loan payable under the Chicago IBX financing for a year and we intend to extend the maturity of the loan payable under the Chicago IBX financing for another year in 2011.

In connection with six of our IBX leases, we entered into 17 irrevocable letters of credit totaling $16.7 million with Bank of America. These letters of credit were provided in lieu of cash deposits under the $25.0 million Bank of America revolving credit line and automatically renew in successive one-year periods until the final lease expiration date. If the landlords for these IBX leases decide to drawdown on these letters of credit triggered by an event of default under the lease, we will be required to fund these letters of credit either through cash collateral or borrowing under the $25.0 million Bank of America revolving credit line. These contingent commitments are not reflected in the table above.

Primarily as a result of our various IBX expansion projects, as of December 31, 2009, we were contractually committed for $151.7 million of unaccrued capital expenditures, primarily for IBX equipment not yet delivered and labor not yet provided, in connection with the work necessary to complete construction and open these IBX data centers prior to making them available to customers for installation. This amount, which is expected to be paid during 2010 and 2011, is reflected in the table above as “other contractual commitments.”

We have other non-capital purchase commitments in place as of December 31, 2009, such as commitments to purchase power in select locations, primarily in the U.S., Australia, Germany, Singapore, Tokyo and the United Kingdom, through 2010 and thereafter, and other open purchase orders, which contractually bind us for goods or services to be delivered or provided during 2010 and beyond. Such other purchase commitments as of December 31, 2009, which total $107.2 million, are also reflected in the table above as “other contractual commitments.”

In addition, although we are not contractually obligated to do so, we expect to incur additional capital expenditures of approximately $100 million to $150 million, in addition to the $151.7 million in contractual commitments discussed above as of December 31, 2009, in our various IBX expansion projects during 2010 in order to complete the work needed to open these IBX data centers. These non-contractual capital expenditures are not reflected in the table above. If we so choose, whether due to economic factors or other considerations, we could delay these non-contractual capital expenditure commitments to preserve liquidity.

Other Off-Balance-Sheet Arrangements

We have various guarantor arrangements with both our directors and officers and third parties, including customers, vendors and business partners (see “Guarantor Arrangements” in Note 14 of Notes to Consolidated Financial Statements included elsewhere in this prospectus. As of December 31, 2009, there were no significant liabilities recorded for these arrangements.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The preparation of our financial statements requires management to make estimates and assumptions about future events that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. Management bases its assumptions, estimates and judgments on historical experience, current trends and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. However, because future events and their effects cannot be determined with certainty, actual results may differ from these assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in Note 1 of Notes to Consolidated Financial Statements included elsewhere in this prospectus. Management believes that the following critical accounting policies and estimates, among others, are the most critical to aid in fully understanding and evaluating our consolidated financial statements, and they require significant judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain:

•	Accounting for income taxes;

•	Accounting for impairment of goodwill; and

•	Accounting for property, plant and equipment.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Accounting for Income Taxes.

Deferred tax assets and liabilities are recognized based on the future tax consequences attributable to temporary differences that exist between the financial statement carrying value of assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards on a taxing jurisdiction basis. We measure deferred tax assets and liabilities using enacted tax rates that will apply in the years in which we expect the temporary differences to be recovered or paid.

The accounting standard for income taxes requires a reduction of the carrying amounts of deferred tax assets by recording a valuation allowance if, based on the available evidence, it is more likely than not (defined by the accounting standard as a likelihood of more than 50 percent) such assets will not be realized.

The valuation of deferred tax assets requires judgment in assessing the likely future tax consequences of events that have been recognized in our financial statements or tax returns. Our accounting for deferred tax consequences represents our best estimate of those future events.

In assessing the need for a valuation allowance, we consider both positive and negative evidence related to the likelihood of realization of the deferred tax assets. If, based on the weight of available evidence, it is more likely than not the deferred tax assets will not be realized, we record a valuation allowance. The weight given to the positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified.

This assessment, which is completed on a taxing jurisdiction basis, takes into account a number of types of evidence, including the following: 1) the nature, frequency and severity of current and cumulative financial reporting losses, 2) sources of future taxable income and 3) tax planning strategies.

As of December 31, 2009 and 2008, we had total net deferred tax assets of $25.2 million and $81.7 million, respectively. As of December 31, 2009 and 2008, we had a total valuation allowance of $34.4 million and $40.3 million, respectively. During the year ended December 31, 2009, we decided to release our valuation allowance associated with Hong Kong operations and one of our U.K. operations, which resulted in an income tax benefit of $3.1 million and $5.2 million, respectively, in our results of operations. In the fourth quarter of 2008, we decided to release our valuation allowances associated with our U.S. and Australian operations, which resulted in an income tax benefit of $85.1 million and $6.1 million, respectively, in our results of operations for this period.

Our decisions to release our valuation allowances associated with Australian, Hong Kong, U.K. and U.S. operations were based on our belief that the operations of these regions have achieved a sufficient level of profitability and will sustain a sufficient level of profitability in the future to support the release of these valuation allowances based on relevant facts and circumstances. However, if our assumptions on the future performance of these jurisdictions prove not to be correct and these jurisdictions are not able to sustain a sufficient level of profitability to support the associated deferred tax assets on our consolidated balance sheet, we will have to impair our deferred tax assets through an additional valuation allowance, which would

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions

impact our financial position and results of operations in the period such a determination is made.

Our remaining valuation allowances as of December 31,

2009 relates to certain of our subsidiaries outside of the U.S. If and when we release our remaining valuation allowances, it will have an impact to our financial position and results of operations in the periods such determinations are made. We will continue to assess the need for our valuation allowances, by country or location, in the future.

Accounting for Impairment of Goodwill

In accordance with the accounting standard for goodwill and other intangible assets, we perform goodwill impairment reviews annually, or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

During the year ended December 31, 2009, we completed annual goodwill impairment reviews of both the Europe reporting unit and the Asia-Pacific reporting unit and concluded that there was no impairment as the fair value of these reporting units exceeded their carrying value.

We use both the income and market approach in step one of our goodwill impairment reviews and weight the results of both equally. Under the income approach, we develop a five-year cash flow forecast and use our weighted-average cost of capital applicable to our reporting units as discount rates. This requires assumptions and estimates derived from a review of our actual and forecasted operating results, approved business plans, future economic conditions and other market data.

These assumptions require significant management judgment and are inherently subject to uncertainties.

Future events, changing market conditions and any changes in key assumptions may result in an impairment charge. While we have never recorded an impairment charge against our goodwill to date, the development of adverse business conditions in our Asia-Pacific or European reporting units, such as higher than anticipated customer churn or significantly increased operating costs, or significant deterioration of our market comparables that we use in the market approach, could result in an impairment charge in future periods.

As of December 31, 2009, goodwill attributable to the Asia-Pacific reporting unit and the Europe reporting unit was $18.5 million and $362.6 million, respectively. Any potential impairment charge against our goodwill would not exceed the amounts recorded on our consolidated balance sheets.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Accounting for Property, Plant and Equipment

We have a substantial amount of property, plant and equipment recorded on our consolidated balance sheet. The vast majority of our property, plant and equipment represent the costs incurred to build out or acquire our IBX data centers around the world. Our IBX data centers are long-lived assets. The majority of our IBX data centers are in properties that are leased. We depreciate our property, plant and equipment using the straight-line method over the estimated useful lives of the respective assets (subject to the term of the lease in the case of leased assets or leasehold improvements).

Accounting for property, plant and equipment involves a number of accounting issues including determining the appropriate period in which to depreciate such assets, making assessments for leased properties to determine whether they are capital or operating leases, capitalizing interest during periods of construction and assessing the asset retirement obligations required for certain leased properties that require us to return the leased properties back to their original condition at the time we decide to exit a leased property.

While there are numerous judgments and uncertainties involved in accounting for property, plant and equipment that are significant, arriving at the estimated useful life of an asset requires the most critical judgment for us and changes to these estimates would have the most significant impact to our financial position and results of operations. When we lease a property for our IBX data centers, we generally enter into long-term arrangements with initial lease terms of at least 8-10 years and with renewal options available to us. During the next several years, a number of leases for our IBX data centers will start to come up for renewal. As we start approaching the ends of these initial lease terms, we will need to reassess the estimated useful lives of our property, plant and equipment. In addition, we may find that our estimates for the useful lives of non-leased assets may also need to be revised periodically. In many cases, we arrived at these estimates during 1999 when we opened our first three IBX data centers. We reassessed the estimated useful lives of certain of our property, plant and equipment during the third quarter of 2009 and we expect we will continue to periodically review such estimates and further changes in the future are possible.

During the third quarter of 2009, we revised the estimated useful lives of certain of our property, plant and equipment. As a result, we recorded $12.0 million of lower depreciation expense for the year ended December 31, 2009, due to extending the estimated useful lives of certain of our property, plant and equipment. We undertook this review due to our determination that we were generally using certain of our existing assets longer than originally anticipated and, therefore, the estimated useful lives of certain of our property, plant and equipment has been lengthened. This change was accounted for as a change in accounting estimate on a prospective basis effective July 1, 2009 under the accounting standard for change in accounting estimates.

In addition, in the fourth quarter of 2009, we recorded a $4.2 million decrease in depreciation expense as an out-of-period adjustment related to incorrectly depreciating certain assets. This $4.2 million out-of-period adjustment represents the correction of errors attributable to the nine months ended September 30, 2009 and the years ended December 31, 2008 and 2007, which we have concluded were not material to any previously-reported historical quarterly periods or results of operations for the nine months ended September 30, 2009 and to any previously-reported historical annual or quarterly periods for the years ended December 31, 2008 or 2007.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
As of December 31, 2009 and 2008, we had property, plant and equipment of $1.8 billion and $1.5 billion, respectively, and for the years ended December 31, 2009, 2008 and 2007, we recorded depreciation expense of $168.0 million, $152.4 million and $97.9 million, respectively. Further changes in our estimated useful lives of our property, plant and equipment could have a significant impact to our results of operations.

Recent Accounting Pronouncements

See “Recent Accounting Pronouncements” in Note 1 of Notes to Consolidated Financial Statements included elsewhere in this prospectus.

BUSINESS

Overview

We provide global network neutral data center services. Global enterprises, content providers, financial services companies and network service providers rely upon our insight and expertise to protect and connect their most valued information assets. We operate 49 International Business Exchange® (IBX) centers, or IBX data centers, across 18 markets in North America, Europe and Asia-Pacific where customers directly interconnect with a networked ecosystem of partners and customers. More than 360 network service providers offer access to more than 90% of the world’s Internet routes inside our IBX data centers. This access to Internet routes provides our customers improved reliability and streamlined connectivity for optimized business transactions, while significantly reducing costs by reaching a critical mass of networks within a centralized physical location.

As the world becomes increasingly more information-driven, businesses choose us for the delivery of high levels of operational availability, the optimized delivery of their most critical data assets and the leading insight of our expert staff. Based on our network-neutral model, our ability to enable business ecocystems across various industries and the quality of our IBX data centers, we have established a critical mass of customers which continues to drive new and existing customer growth and bookings. A supply and demand imbalance in the data center market has contributed to our revenue growth. In addition, as a result of a largely fixed cost model, any growth in revenue would likely drive incremental margins and increased operating cash flow; however, the costs of a new IBX data center at initial opening have a negative effect on earnings until the data center generates sufficient revenues to cover these costs.

Our network-neutral business model contributes to our success in the market. We offer customers direct interconnection to an aggregation of bandwidth providers rather than focusing on selling a particular network, including the world’s top carriers, Internet Service Providers (ISPs), broadband access networks (DSL / cable) and international carriers. AOL, at&t, British Telecom, Cable & Wireless, Comcast, Level 3, NTT, Qwest, SingTel, Sprint and Verizon Business are all currently located within our IBX data centers. Access to such a wide variety of networks has attracted a variety of customers, in various business sectors, including:

•	Content Providers (eBay, Hulu, MSN, MySpace, Sony, Yahoo!, Zynga Game Network)

•	Enterprise (Amazon.com, Capgemini, Deloitte & Touche, NASA, Salesforce.com, The McGraw-Hill Companies, United Stationers)

•	Financial Companies (ACTIV Financial, BOX, Chi-X, Deutsche Börse Group, DirectEdge, Quantlab, Thomson Reuters)

Our services are primarily enabled through a global service delivery platform comprised of all 49 IBX data centers for colocation, interconnection and managed IT infrastructure services.

•	Colocation services include cabinets, power, operations space and storage space for customers’ colocation needs.

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Interconnection services include cross connects, as well as switch ports on the Equinix Exchange service. These services provide scalable and reliable connectivity that allows customers to exchange traffic directly with the service provider of their choice or directly with each other, creating an optimized performing business ecosystem for the exchange of data between strategic partners.

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Managed IT infrastructure services allow customers to leverage our significant telecommunications expertise, maximize the benefits of our IBX data centers and optimize their infrastructure and resources.

The market for our services has historically been served by large telecommunications carriers which have bundled their telecommunications and managed services with their colocation offerings. In addition, some of our customers, such as AOL and MSN, build and operate their own data centers for their large infrastructure deployments, called server farms. However, these customers rely upon our IBX data centers for many of their critical interconnection relationships.

The need for large, wholesale outsourced data centers is also, more recently, being addressed by real estate investment trusts (REITs) that build large data centers to meet customers’ needs for standalone data centers, a different customer segment than we serve. However, with the increasing cost and complexity of the power and cooling requirements of today’s data center equipment, there continues to be a supply and demand imbalance in the market. Demand continues to outpace supply as a result of the current credit contraction, which is creating a financial strain on many data center operators, limiting their ability to create new supply. We have continued to fund our own planned expansion program, while many other data center operators have slowed or halted their data center builds altogether.

The supply and demand imbalance in the industry has, to date, created a favorable pricing environment for us, as well as an opportunity to increase market share. We have gained many customers that have outgrown their existing data centers or that have realized the benefits of a network-neutral model and the ability to create their own optimized business ecosystems for the exchange of data. Strategically, we will continue to look at attractive opportunities to grow market share and selectively expand our footprint and service offerings. We continue to leverage our global reach and depth to differentiate based upon our ability to support truly global customer requirements in all our markets.

Several factors contribute to this growth in demand, including:

•	The continuing growth of consumer Internet traffic from new bandwidth-intensive services, such as video, VoIP, social media, mobile data, gaming, data-rich media, Ethernet and wireless services.

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Significant increases in power and cooling requirements for today’s data center equipment. Servers have increased the overall level of power consumed and heat generation by more than two times since 2000 and many legacy-built data centers are unable to accommodate new power and cooling demands.

•	The growth of enterprise applications, such as Software-as-a-Service (SaaS), and disaster recovery, and the adoption of cloud computing technology services.

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The financial services market is experiencing tremendous growth with the shift to electronic trading and increased volume of peak messages (transactions per second), requiring optimized data exchange through business ecosystems.

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The growth of “proximity communities” that rely on immediate physical colocation with their strategic partners and customers, such as financial exchange ecosystems for electronic trading and settlement.

•	The high capital costs associated with building and maintaining “in-sourced” data centers creates an opportunity for capital savings by leveraging an outsourced model.

Industry Background

The Internet is a collection of numerous independent networks interconnected to form a network of networks. Users on different networks are able to communicate with each other through interconnection services between these networks. For example, when a person sends an email to someone that uses a different provider for his or her connectivity (e.g., Comcast versus Verizon), the email must pass from one network to the other in order to get to its final destination. We provide a physical point at which that interconnection can occur.

In order to accommodate the rapid growth of Internet traffic, an organized approach for network interconnection was needed. The exchange of traffic between these networks became known as peering. Peering is when networks trade traffic at relatively equal amounts and set up agreements to trade traffic often at no charge to the other party. At first, government and non-profit organizations established places where these networks could exchange traffic, or peer, with each other—these points were known as network access points, or NAPs. Over time, many NAPs became a natural extension of carrier services and were run by such companies as MFS (now a part of Verizon Business), Sprint, Ameritech and Pacific Bell (both now known as at&t).

Ultimately, these NAPs were unable to scale with the growth of the Internet and the lack of “neutrality” by the carrier owners of these NAPs created a conflict of interest with the participants. This created a market need for network-neutral interconnection points that could accommodate the rapidly growing need to increase performance for enterprise and consumer users of the Internet, especially with the rise of important content providers such as AOL, Google, Microsoft, Yahoo! and others. In addition, the providers, as well as a growing number of enterprises, required a more secure and reliable solution for direct connection to a variety of telecommunications networks as the importance of their Internet operations continued to grow.

To accommodate Internet traffic growth, the largest of these networks left the NAPs and began trading traffic by placing private circuits between each other. Peering, which once occurred at the NAP locations, was moved to these private circuits. Over the years, these circuits became expensive to expand and could not be built quickly enough to accommodate traffic growth. This led to a need by the large carriers to find a more efficient way to exchange network traffic or peer. As a result, many customers satisfy their requirements for peering through data center service providers like us because it permits them to peer with the networks they require within one location, using simple direct connections. Their ability to peer across the room, instead of across a metro area, has increased the scalability of their operations while decreasing network costs.

The interconnection model has further evolved over the years to include new services offerings. Starting with the peering and network communities, interconnection has since been used for new network services including carrier Ethernet, MPLS VPN and mobility services, in addition to traditional international private line and voice services. The industry continues to evolve with a set of new service offerings where interconnection is often used to solve the network-to-network interconnection challenges.

In addition, the enterprise customer segment is also evolving. In the past, most enterprises opted to keep their data center requirements in house. However, several recent trends have led more and more enterprise CIOs to consider and/or choose to outsource some or all of their data center requirements. The combination of globalization, the proliferation of bandwidth intensive Internet-facing applications and rich media content, the rise of virtualization and cloud computing, business continuity and disaster recovery needs, and most importantly the current economic crisis, have meant that enterprise CIOs must increasingly try to do more with less. Meanwhile, the biggest challenge for data center and operations managers is being out of DC space and power. With the typical in-house datacenter ranging in size from 2,000 to 40,000 square feet, and with very limited optical fiber availability, many CIOs struggle to find the necessary capital, in the current economic environment, to build out and connect their existing facilities. This is why many industry analysts forecast the colocation market to grow over the next three years at more than a 20% compounded annual growth rate. Thus the scope of the industry for colocation has expanded in terms of market opportunity.

Equinix Value Proposition

More than 2,600 companies, including a diversified mix of content providers, financial companies, global enterprises and network service providers, currently operate within our IBX data centers. These companies derive specific value from the following elements of our service offering:

•	Comprehensive global service offering: With 49 IBX data centers in 18 markets in the U.S., Europe and Asia-Pacific, we offer a consistent global service.

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Premium data centers: Our IBX data centers feature advanced design, security, power and cooling elements to provide customers with industry-leading reliability. While others in the market have business models that include additional offerings, we are focused on data center services and interconnection as our core competency.

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Dynamic business ecosystems: Our network-neutral model has enabled us to attract a critical mass of networks that, in turn, attracts other businesses seeking to interconnect within a single location. This ecosystem model, versus connecting to multiple partners in disparate locations, reduces costs and optimizes the performance of data exchange. As we grow and attract an even more diversified base of customers, the value of our IBX data center offering increases.

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Improved economics: Customers seeking to outsource their data center operations rather than build their own capital-intensive data centers enjoy significant capital cost savings in this credit-challenged economic environment. Customers also benefit from improved economics on account of the broad access to networks that we provide. Rather than purchasing costly local loops from multiple transit providers, customers can connect directly to more than 360 networks inside our IBX data centers.

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Leading insight: With more than 10 years of industry experience, we have a specialized staff of industry experts who helped build and shape the interconnection infrastructure of the Internet. This specialization and industry knowledge base offer customers a unique consultative value and a competitive advantage.

Our Strategy

Our objective is to expand our global leadership position as the premier network neutral data center operator for content providers, financial companies and global enterprises seeking to protect and connect their most valued information assets. Key components of our strategy include the following:

Continue to build upon our critical mass of network providers and content companies and grow our position within the enterprise and financial sectors.    We have assembled a critical mass of premier network providers and content companies and have become one of the core hubs of the information-driven world. This critical mass is a key selling point for companies that want to connect with a diverse set of networks to provide the best connectivity to their end-customers and network companies that want to sell bandwidth to companies and interconnect with other networks in the most efficient manner available. Currently, we service more than 360 unique networks, including all of the top tier networks, allowing our customers to directly interconnect with providers that serve more than 90% of global Internet routes. We have a growing mass of key players in the enterprise and financial sectors, such as Bank of America, The Gap, Gannett, IBM, Salesforce.com, Sony and others. We expect the content provider and financial segments to continue to serve as the principal driver of our growth.

Promote our IBX data centers as the most reliable data centers in the industry.    Data center reliability, power availability and network choice are the most important attributes considered by our customers when they are choosing a data center provider. Our IBX data centers are leading new business models and offer customers advanced security, reliability, optimized delivery performance of dynamic applications and rich content, and redundancy. Our security design in the U.S. IBX data centers includes five levels of biometrics security to access customer cages. Our power infrastructure in the U.S. includes N+1 redundancy for all systems and has delivered 99.999% uptime over the period January 1, 2002 through December 31, 2009. We provide access to more than 360 network service providers. Our global support staff, trained to aid customers with operational support, is available 24 hours a day, 365 days a year.

Leverage the network ecosystem.    As networks, content providers, financial services providers and other enterprises locate in our IBX data centers, it benefits their suppliers and business partners to do so as well to gain the full economic and performance benefits of direct interconnection. These partners, in turn, pull in their business partners, creating a “network effect” of customer adoption. Our interconnection services enable scalable, reliable and cost-effective interconnection and optimized traffic exchange thus lowering overall cost and increasing flexibility. The ability to directly interconnect with a wide variety of companies is a key differentiator for us in the market.

Provide new products and services within our IBX data centers.    We plan to continue to offer additional products and services that are most valuable to our customers as they manage their Internet and network businesses and, specifically, as they attempt to effectively utilize multiple networks. Examples include our

IBXLink services, which allow customers to easily move traffic between IBX data centers located in the same metro area, or the Financial Exchange service, which allows direct interconnection with electronic financial exchanges, such as the Chicago Mercantile Exchange, NASDAQ and ICAP in markets such as Chicago, Frankfurt, London, New York, Hong Kong and Paris.

Pursue growth in response to customer demand.    We continue to evaluate expansion opportunities in select markets based on customer demand. We expect to open new IBX data centers, or IBX data center expansions, in 11 of our 18 markets in 2010. In addition, in October 2009, we entered into a definitive agreement to acquire Switch and Data which will extend our presence into 16 new markets in the U.S. and Canada. Completion of the merger remains subject to the satisfaction or waiver of closing conditions, including the clearance of the transaction by the Department of Justice under the HSR Act.

Our strategy is to continue to grow in select existing markets and possibly expand to additional markets where demand and financial return potential warrant.    We expect to execute this expansion strategy in a cost-effective and disciplined manner through a combination of acquiring existing data centers through lease or purchase, and building new IBX data centers based on key criteria, such as demand and potential financial return, in each market.

Our Customers

Our customers include carriers and other bandwidth providers, content providers, financial companies and global enterprises. We offer each customer a choice of business partners and solutions based on their colocation, interconnection and managed IT service needs. As of December 31, 2009, we had 2,612 customers worldwide.

Typical customers in our four key customer categories include the following:

Enterprise	Carriers/Networks	Content Providers	Financial Companies
Amazon.com	at&t	eBay	ACTIV Financial
CapGemini	BT	Hulu	BOX
Deloitte & Touche	Comcast	MSN	Chi-X
NASA	Deutsche Telecom	MySpace	Deutsche Borse Group
Salesforce.com	Qwest	Sony	DirectEdge
The McGraw-Hill Companies	Sprint	Yahoo!	Quantlab
United Stationers	Verizon	Zynga Game Network	Thompson Reuters

Customers typically sign renewable contracts of one or more years in length. No single customer accounted for 10% or more of our revenues for the years ended December 31, 2009, 2008 or 2007.

Our Services

We provide a choice of data center services primarily comprised of colocation, interconnection and managed IT infrastructure services.

Colocation Services

Our IBX data centers provide our customers with secure, reliable and fault-tolerant environments that are necessary for optimum Internet commerce interconnection. Our IBX data centers include multiple layers of physical security, scalable cabinet space availability, on-site trained staff 24 hours per day, 365 days a year, dedicated areas for customer care and equipment staging, redundant AC/DC power systems and multiple other redundant and fault-tolerant infrastructure systems. Some specifications or services provided may differ in our Asia-Pacific and European locations in order to properly meet the local needs of customers in these markets.

Within our IBX data centers, customers can place their equipment and interconnect with a choice of networks or other business partners. We also provide customized solutions for customers looking to package our IBX services as part of their complex solutions. Our colocation products and services include:

Cabinets.    Our customers have several choices for colocating their networking, server and storage equipment. They can place the equipment in one of our shared or private cages or customize their space. In Europe, customers can purchase their own private “suite” which is walled off from the rest of the data center. As customers’ colocation requirements increase, they can expand within their original cage (or suite) or upgrade into a cage that meets their expanded requirements. Customers buy the hardware they place in our IBX data centers directly from their chosen vendors. Cabinets (or suites) are priced with an initial installation fee and an ongoing recurring monthly charge.

Power.    Power is an element of increasing importance in customers’ colocation decisions. We offer both AC and DC power circuits at various amperages and phases customized to a customer’s individual power requirements. Power is priced with an initial installation fee and an ongoing recurring monthly charge.

IBXflex.    IBXflex allows customers to deploy mission-critical operations personnel and equipment on-site at our IBX data centers. Because of the close proximity to their infrastructure within our IBX data centers, IBXflex customers can offer a faster response and quicker troubleshooting solution than those available in traditional colocation facilities. This space can also be used as a secure disaster recovery point for customers’ business and operations personnel. This service is priced with an initial installation fee and an ongoing recurring monthly charge.

Interconnection Services

Our interconnection services enable scalable, reliable and cost-effective interconnection and traffic exchange between our customers. These interconnection services are either on a one-to-one basis with direct cross connects or one-to-many through one of our Equinix Exchange services. In the peering community, we provide an important industry leadership role by acting as the relationship broker between parties who would like to interconnect within our IBX data centers. Our staff holds significant positions in many leading industry groups, such as the North American Network Operators’ Group, or NANOG, and the Internet Engineering Task Force, or IETF. Members of our staff have published industry-recognized white papers and strategy documents in the areas of peering and interconnection, many of which are used by other institutions worldwide in furthering the education and promotion of this important set of services. We expect to continue to develop additional services in the area of traffic exchange that will allow our customers to leverage the critical mass of networks now available in our IBX data centers. Our current exchange services are comprised of the following:

Physical Cross-Connect/Direct Interconnections.    Customers needing to directly and privately connect to another IBX data center customer can do so through single or multi-mode fiber. These cross connections are the physical link between customers and can be implemented within 24 hours of request. Cross-connect services are priced with an initial installation fee and an ongoing monthly recurring charge.

Equinix Exchange.    Customers may choose to connect to and peer through our Equinix Exchange via a central switching fabric rather than purchase a direct physical cross connection. With a connection to this switch, a customer can aggregate multiple interconnects over one physical connection with up to 10 gigabits of capacity instead of purchasing individual physical cross connects. The Exchange service is offered as a bundled service that includes a cabinet, power, cross connects and port charges. The service is priced per IBX data center with an initial installation fee and an ongoing monthly recurring charge. Individual IBX data center prices increase as the number of participants on the exchange service grows.

Equinix IBXLink.    Customers who are located in one IBX data center may need to interconnect with networks or other customers located in an adjacent or nearby IBX data center in the same metro area. IBXLink allows customers to seamlessly interconnect between IBX data centers at capacities up to an OC-192, or 10 gigabits per second level. IBXLink services are priced with an initial installation fee and an ongoing monthly recurring charge dependent on the capacity the customer purchases.

Internet Connectivity Services.    Customers who are installing equipment in our IBX data centers generally require IP connectivity or bandwidth services. Although many large customers prefer to contract directly with carriers, we offer customers the ability to contract for these services through us from any of the major bandwidth providers in that data center. This service, which is provided in our Asia-Pacific region, is targeted to customers who require a single bill and a single point of support for their entire services contract through us for their bandwidth needs. Internet connectivity services are priced with an initial installation fee and an ongoing monthly recurring charge based on the amount of bandwidth committed.

Carrier Ethernet Exchange Services.    We have announced the development of a new Carrier Ethernet Exchange service similar to the Equinix Exchange in four initial markets where customers will be able to connect via a central switching fabric to interconnect between multiple Carrier Ethernet Providers rather than creating individual Network to Network interfaces (NNIs) between individual carriers. The service will build on the benefits of the Internet community and extend the ability to interconnect the high growth Ethernet industry. The new service will be priced per IBX data center with an initial fee and a monthly recurring charge.

Managed IT Infrastructure Services

With the continued growth in Internet traffic, networks, service providers, enterprises and content providers are challenged to deliver fast and reliable service, while lowering costs. With more than 360 Internet Service Providers (ISPs) and carriers located in our IBX data centers, we leverage the value of network choice with our set of multi-network management and other outsourced IT services, including:

Professional Services.    Our IBX data centers are staffed with Internet and telecommunications specialists who are on-site and/or available 24 hours a day, 365 days a year. These professionals are trained to perform installations of customer equipment and cabling. Professional services are custom-priced depending on customer requirements.

Smart Hands Services.    Our customers can take advantage of our professional “Smart Hands” service, which gives customers access to our IBX data center staff for a variety of tasks, when their own staff is not on site. These tasks may include equipment rebooting and power cycling, card swapping and performing emergency equipment replacement. Services are available on-demand or by customer contract and are priced on an hourly basis.

Equinix Direct.    Equinix Direct is a managed multi-homing service that allows customers to easily provision and manage multiple network connections over a single interface. Customers can choose branded networks on a monthly basis with no minimums or long-term commitments. This service is priced with an initial installation fee and ongoing monthly recurring charges, depending on the bandwidth used by the customer.

Sales and Marketing

Sales.    We use a direct sales force and channel marketing program to market our services to global enterprises, content providers, financial companies and network service providers. We organize our sales force by customer type as well as by establishing a sales presence in diverse geographic regions, which enables efficient servicing of the customer base from a network of regional offices. In addition to our worldwide headquarters located in Silicon Valley, we have established an Asia-Pacific regional headquarters in Hong Kong, and a European regional headquarters in London. Our U.S. sales offices are located in Boston, Chicago, Los Angeles, New York, Reston, Virginia and Silicon Valley. Our Asia-Pacific sales offices are located in Hong Kong, Singapore, Sydney and Tokyo. Our European sales offices are located in Amsterdam, Dusseldorf, Frankfurt, Geneva, London, Munich, Paris and Zurich.

Our sales team works closely with each customer to foster the natural network effect of our IBX model, resulting in access to a wider potential customer base via our existing customers. As a result of the IBX interconnection model, IBX data r participants often encourage their customers, suppliers and business partners to also locate in our IBX data centers. These customers, suppliers and business partners, in turn, encourage their business partners to locate in our IBX data centers resulting in additional customer growth. This network effect significantly reduces our new customer acquisition costs. In addition, large network providers or managed service providers may refer customers to us as a part of their total customer solution. We also focus vertical sales specialists selling to support specific industry requirements for network and content providers, financial services, cloud computing and systems integrators and enterprise customer segments.

Marketing.    To support our sales effort and to actively promote our brand in the U.S., Asia-Pacific and Europe, we conduct comprehensive marketing programs. Our marketing strategies include active public relations and ongoing customer communications programs. Our marketing efforts are focused on major business and trade publications, online media outlets, industry events and sponsored activities. Our staff holds leadership positions in key networking organizations and we participate in a variety of Internet, Carrier Ethernet, computer and financial industry conferences, placing our officers and employees in keynote speaking engagements at these conferences. We also regularly measure customer satisfaction levels and host key customer forums to ensure customer needs are understood and incorporated in product and service planning efforts. From a brand perspective, we build recognition through sponsoring or leading industry technical forums and participating in Internet industry standard-setting bodies. We continue to develop and host industry educational forums focused on peering technologies and practices for ISPs and content providers.

Our Competition

While a large number of enterprises own their own data centers, many others outsource some or all of their requirements to multi-tenant Internet data center facilities, such as those owned and operated by us. With the current challenging economic environment, we believe that the outsourcing trend is likely to not only continue but also to grow in the coming years. It is estimated that we are one of over 650 companies that provide Internet data center services around the world, ranging in size from firms with a single data center in a single market to firms in over 20 markets. We compete with these firms, which vary in terms of their data center offerings.

Colocation Providers

Colocation data centers are a type of Internet data center that can also be referred to as ‘retail’ data center space. Typically, colocation data center space is sold on the basis of individual racks/cabinets or cages ranging from 500 to 5,000 square feet in size. Typical customers of colocation providers include:

•	Large enterprises with significant IT expertise and requirements

•	Small and medium businesses looking to outsource data center requirements

•	Internet application providers

•	Major Internet content, entertainment and social networking providers

•	Shared, dedicated and managed hosting providers

•	Telecommunications carriers

•	Content delivery networks

Full facility maintenance and systems, including fire suppression, security, power backup and HVAC, are routinely included in managed colocation offerings. A variety of additional services is typically available in colocation facilities, including remote hands technician services and network monitoring services.

In addition to us, providers that offer colocation services both globally and locally include firms such as Savvis, Verizon Business, ATT, Level 3, Qwest, NTT and COLT.

Carrier-Neutral Colocation

In addition to data center space and power, colocation providers also offer interconnection services. Certain of these providers, known as network or carrier-neutral colocation providers, can offer customers the choice of hundreds of network service providers, or ISPs, to choose from. Typically, customers use interconnection services to buy Internet connectivity, connect voice over IP (VoIP) telephone networks, perform financial exchange and settlement functions or perform business-to-business e-commerce. Carrier-neutral data centers are often located in key network hubs around the world like New York; Ashburn, Virginia; London; Amsterdam; Singapore, and Hong Kong. Two types of data center facilities offering carrier-neutral colocation are used for many network-to-network interconnections:

•	A Meet Me Room (MMR) is typically a smaller space, generally 5,000 square feet or less, located in a major carrier hotel and often found in a wholesale data center facility.

•	A carrier-neutral data center is generally larger than a MMR and may be a stand-alone building separate from existing carrier hotels.

In addition to us, other providers that, we believe, could be defined as offering carrier-neutral colocation include CoreSite, Interxion, Telecity, Telx, Global Switch, Telehouse, Terremark and Switch and Data.

Wholesale Data Center Providers

Wholesale data center providers lease data center space that is typically sold in cells or pods (i.e., individual white-space rooms) ranging in size from 10,000 to 20,000 square feet, or larger. Wholesale data center providers sell to both enterprises and to colocation providers. These data centers primarily provide space and power without additional services like technicians, remote hands services or network monitoring (although other tenants might offer such services). Wholesale data center providers are typically classified as REITs. Their offerings are conceptually similar to a landlord who provides empty space and basic maintenance services to warehouse tenants.

Sample wholesale data center providers include Digital Realty Trust and Dupont Fabros.

Managed Hosters

Managed hosting services are provided by several firms that also provide data center colocation services. Typically, managed hosting providers can manage server hardware that is owned by either the hosting provider or the customer. They can also provide a combination of comprehensive systems administration, database administration and sometimes application management services. Frequently, this results in managed hosting providers “running” the customer’s servers, although such administration is frequently shared. The provider may manage such functions as operating systems, databases, security and patch management, while the customer will maintain management of the applications riding on top of those systems.

The full list of potential services that can be offered as part of managed hosting is substantial and includes services such as remote management, custom applications, helpdesk, messaging, databases, disaster recovery, managed storage, managed virtualization, managed security, managed networks and systems monitoring. Managed hosting services are typically used for:

•	Application hosting by organizations of any size, including large enterprises

•	Hosted or managed messaging, including Microsoft Exchange and other complex messaging applications

•	Complex or highly scalable web hosting or e-commerce web sites

•	Managed storage solutions (including large drive arrays or backup robots)

•	Server disaster recovery and business continuity, including clustering and global server load balancing

•	Database servers, applications and services

Examples of managed hosters include Rackspace, Verizon Business, AT&T, SAVVIS, SunGard and Navisite.

Unlike other providers whose core businesses are bandwidth or managed services, we focus on neutral interconnection hubs for content providers, financial companies and global enterprises. As a result, we are free of the limited choices found commonly at other hosting/colocation companies. We compete based on the quality of our IBX data centers, our ability to provide a one-stop global solution in our U.S., European and Asia-Pacific locations, the performance and diversity of our network-neutral strategy, and the economic benefits of the aggregation of top networks and Internet businesses under one roof. We expect to continue to benefit from several industry trends including the consolidation of supply in the colocation market, the need for contracting with multiple networks due to the uncertainty in the telecommunications market, customers’ increasing power requirements, enterprise customers’ growth in outsourcing, the continued growth of broadband and significant growth in Ethernet as a network alternative, and mobile applications.

Our Business Segment Financial Information

We currently operate in three reportable segments, comprised of our U.S., Europe and Asia-Pacific geographic regions. Information attributable to each of our reportable segments is set forth in Note 16 of Notes to Consolidated Financial Statements included elsewhere in this prospectus.

Employees

As of December 31, 2009, we had 1,301 employees. We had 718 employees based in the U.S., 348 employees based in Europe and 235 employees based in Asia-Pacific. Of those employees, 577 were in engineering and operations, 211 were in sales and marketing and 513 were in management, finance and administration.

Facilities

Our principal executive offices are located at 301 Velocity Way, Fifth Floor, Foster City, CA 94404 and our telephone number is (650) 513-7000.

Legal Proceedings

IPO Litigation

On July 30, 2001 and August 8, 2001, putative shareholder class action lawsuits were filed against us, certain of our officers and directors (the “Individual Defendants”), and several investment banks that were underwriters of our initial public offering (the “Underwriter Defendants”). The cases were filed in the United States District Court for the Southern District of New York. Similar lawsuits were filed against approximately 300 other issuers and related parties. These lawsuits have been coordinated before a single judge. The purported class action alleges violations of Sections 11 and 15 of the Securities Act of 1933 and Sections 10(b), Rule 10b-5 and 20(a) of the Securities Exchange Act of 1934 against us and the Individual Defendants. The plaintiffs have since dismissed the Individual Defendants without prejudice. The suits allege that the Underwriter Defendants agreed to allocate stock in our initial public offering to certain investors in exchange for excessive and undisclosed commissions and agreements by those investors to make additional purchases in the aftermarket at pre-determined prices. The plaintiffs allege that the prospectus for our initial public offering was false and misleading and in violation of the securities laws because it did not disclose these arrangements. The action seeks damages in an unspecified amount. On February 19, 2003, the court dismissed the Section 10(b) claim against us, but denied the motion to dismiss the Section 11 claim.

The parties in the approximately 300 coordinated cases, including the parties in the Equinix case, reached a settlement. It provides for releases of existing claims and claims that could have been asserted relating to the conduct alleged to be wrongful from the class of investors participating in the settlement. The insurers for the issuer defendants in the coordinated cases will make the settlement payment on behalf of the issuers, including ourselves. On October 6, 2009, the Court granted final approval to the settlement. Six notices of appeal and one petition seeking permission to appeal, from a group of objectors who also filed a notice of appeal, have been filed. Due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of the matter. We are unable at this time to determine whether the outcome of the litigation would have a material impact on our results of operations, financial condition or cash flows. We intend to continue to defend the action vigorously if the settlement does not survive the appeal.

Pihana Litigation

On August 22, 2008, a complaint was filed against us, certain former officers and directors of Pihana Pacific, Inc. (“Pihana”), certain investors in Pihana, and others. The lawsuit was filed in the First Circuit Court of the State of Hawaii, and arises out of December 2002 agreements pursuant to which we merged Pihana and i-STT (a subsidiary of Singapore Technologies Telemedia Pte Ltd) into our internet exchange services business. Plaintiffs, who were allegedly holders of Pihana common stock, allege that their rights as shareholders were violated, and the transaction was effectuated improperly, by Pihana’s majority shareholders, officers and directors, with the alleged assistance of ourselves and others. Among other things, plaintiffs contend that they effectively had a right to block the transaction, that this supposed right was disregarded, and that they improperly received no consideration when the deal was completed. The complaint seeks to recover unspecified punitive damages, equitable relief, fees and costs, and compensatory damages in an amount that plaintiffs allegedly “believe may be all or a substantial portion of the approximately $725.0 million value of Equinix held by Defendants” (a group that includes more than 30 individuals and entities). An amended complaint, which adds new plaintiffs (other alleged holders of Pihana common stock) but is otherwise substantially similar to the original pleading, was filed on September 29, 2008 (the “Amended Complaint”). On October 13, 2008, a complaint was filed in a separate action by another purported holder of Pihana common stock, naming the same defendants and asserting substantially similar allegations as the August 22, 2008 and September 29, 2008 pleadings. On December 12, 2008, the court entered a stipulated order, which consolidated the two actions under one case number and set January 22, 2009 as the last day for Defendants to move to dismiss or otherwise respond to the Amended Complaint, the operative complaint in this case. On January 22, 2009, motions to dismiss the Amended Complaint were filed by us and other Defendants. On April 24, 2009, plaintiffs filed a Second Amended Complaint (“SAC”) to correct the naming of certain parties. The SAC is otherwise substantively identical to the Amended Complaint, and all motions to dismiss the Amended Complaint have been treated as responsive to the SAC. On September 1, 2009, the Court heard Defendants’ motions to dismiss the SAC and ruled at the hearing that all claims against all Defendants are time-barred. The Court also considered whether there were further independent grounds for dismissing the claims, and a supplemental briefing has been submitted with respect to claims against one defendant and plaintiffs’ renewed request for further leave to amend. The Court has not yet entered a final Order on the motions to dismiss. We believe that plaintiffs’ claims and alleged damages are without merit and we intend to defend the litigation vigorously.

Due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of the matter. We are unable at this time to determine whether the outcome of the litigation would have a material impact on our results of operations, financial condition or cash flows.

Switch and Data Litigation

In the fourth quarter of 2009, three purported stockholder class action lawsuits were filed against us in connection with our proposed merger with Switch and Data. The first, filed October 27, 2009 in the Delaware Chancery Court, names us, Sundance Acquisition Corporation, Switch and Data, and the members of Switch and Data’s board of directors as defendants. The lawsuit alleges that the Switch and Data directors breached their fiduciary duties to Switch and Data’s stockholders in connection with the proposed merger, and that we aided and abetted these alleged breaches. The second complaint, filed October 30, 2009 in Florida state court, raises similar claims against the same defendants. The third complaint, filed on December 7, 2009 in the United States District Court for the Middle District of Florida, likewise raises similar claims but did not name Sundance Acquisition Corporation as a defendant. Both the second and third complaints included claims alleging that Switch and Data had failed to disclose material information concerning the merger to stockholders.

On January 19, 2010, counsel for parties in all three lawsuits entered into a memorandum of understanding in which they agreed upon the terms of a settlement of all three lawsuits. In connection with this settlement, the three lawsuits and all claims asserted therein are expected to be dismissed with prejudice. The memorandum of understanding provides that the parties will seek approval of the settlement in Florida state court and that simultaneously, the parties will agree to stay the actions pending in the Delaware Chancery Court and the Florida federal court. The proposed settlement is conditional upon, among other things, the execution of an appropriate stipulation of settlement, consummation of the merger and final approval of the proposed settlement by the Florida state court. The proposed settlement contemplates that plaintiffs’ counsel will apply to the Florida state court for an award of attorneys’ fees and costs in an aggregate amount of $900,000, and that the defendants will not oppose or undermine this application. We expect that approximately 70 percent of these attorneys’ fees will be paid by insurance maintained by Switch and Data, and that we will pay the remainder. We intend to continue to defend the action vigorously if the settlement is not finalized.

Due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of the matter. We are unable at this time to determine whether the outcome of the litigation would have a material impact on our results of operations, financial condition or cash flows.

MANAGEMENT

The following table provides information regarding our executive officers and directors as of December 31, 2009:

Name	Age	Position(s)
Stephen Smith	53	Chief Executive Officer and President, Director
Keith Taylor	48	Chief Financial Officer
Peter Ferris	52	President, Equinix U.S.
Eric Schwartz	43	President, Equinix Europe
Jarrett Appleby	48	Chief Marketing Officer
Steven Clontz	59	Director
Steven Eng	53	Director
Gary Hromadko	57	Director
Scott Kriens	52	Director
Irving Lyons, III	60	Director
Christopher Paisley	57	Director
Peter Van Camp	53	Executive Chair

Executive Officers

Stephen Smith has served as our chief executive officer and president and as a member of our board of directors since April 2007. Prior to joining us, Mr. Smith served as senior vice president at HP Services, a business segment of Hewlett-Packard Co., from January 2005 to October 2006. Prior to joining Hewlett-Packard Co., Mr. Smith served as vice president of global professional and managed services at Lucent Technologies Inc., a communications solutions provider, from September 2003 to January 2005. From October 1987 to September 2003, he spent 17 years with Electronic Data Systems Corporation (“EDS”), a business and technology solutions company, in a variety of positions, including chief sales officer, president of EDS Asia-Pacific, and president of EDS Western Region. Mr. Smith serves on the board of directors of 3PAR Inc. and one privately held company.

Keith Taylor has served as our chief financial officer since September 2005. From February 2001 to September 2005, Mr. Taylor served as our vice president, finance and chief accounting officer. In addition, from February 1999 to February 2001, Mr. Taylor served as our director of finance and administration. Before joining us, Mr. Taylor was employed by International Wireless Communications, Inc., an operator, owner and developer of wireless communication networks, as vice president finance and interim chief financial officer. Prior to joining International Wireless Communications, Inc., Mr. Taylor was employed by Becton Dickinson & Company, a medical and diagnostic device manufacturer, as a senior sector analyst for the diagnostic businesses in Asia, Latin America and Europe.

Peter Ferris has served as president, Equinix U.S. since January 2008. Previously, he served as our senior vice president, worldwide sales from December 2006 to January 2008 and as vice president, worldwide sales from July 1999 to December 2006. During the period from June 1997 to July 1999, Mr. Ferris was vice president of sales for Frontier Global Center, a provider of complex web site hosting services. From June 1996 to June 1997, Mr. Ferris served as vice president, eastern sales at Genuity Inc., an Internet services provider. From December 1993 to June 1996, Mr. Ferris was vice president, mid-Atlantic sales at MFS DataNet Inc., a telecommunications services provider.

Eric Schwartz has served as president, Equinix Europe since June 2008. Previously, he served as our chief development officer from January 2008 to June 2008 and as vice president, strategy and services from May 2006 to January 2008. Prior to joining us, Mr. Schwartz was vice president of IP Communications at BellSouth, a telecommunications company, where he was employed from November 1997 to February 2006.

Jarrett Appleby has served as our chief marketing officer since December 2008. Prior to joining us, Mr. Appleby served as chief strategy and marketing officer at Reliance Globalcom LTD, a global telecommunications company, from August 2006 to December 2008. From January 2006 to December 2007, Mr. Appleby was founder and chief executive officer of ILV Group, a business advisory and consulting company. Before starting ILV Group, Mr. Appleby served as senior vice president of strategy & corporate development for MCI (now Verizon Business), a global telecommunications company, from September 2005 to February 2006, and as senior vice president of MCI Solutions (now Verizon Business), a managed services company, from May 2003 to September 2005.

Board of Directors

Steven Clontz has served as a member of our board of directors since April 2005. Mr. Clontz is currently managing director—North America and Europe of Singapore Technologies Telemedia, a telecommunications and information services company. Mr. Clontz was chief executive officer of StarHub Ltd., a telecommunications and cable television company, from January 1999 to December 2009. Mr. Clontz serves on the board of directors of InterDigital Communications Corp. and StarHub Ltd., both public companies, and several privately held company and subsidiary boards. Mr. Clontz is also a non-director member of the Executive Committee of Global Crossing Limited.

Steven Eng has served as a member of our board of directors since December 2002. Mr. Eng has served as chief technology officer of Harris IT Services, a business unit of Harris Corporation, an international communications and information technology company, since August 2009. Prior to joining Harris Corporation, Mr. Eng was a vice president of solutions architecture at Multimax, Inc. (formerly Netco Government Services, and prior to that, WAM!NET Government Services, Inc.), a data communications company, from April 2002 to August 2009. Prior to joining WAM!NET, Mr. Eng served as a vice president of Exodus Communications from March 1995 to September 2001. Mr. Eng served on the board of directors of i-STT Singapore prior to its merger with us.

Gary Hromadko has served as a member of our board of directors since June 2003. Mr. Hromadko has been a venture partner at Crosslink Capital, a venture capital firm, since June 2002. In addition to his responsibilities with Crosslink Capital, Mr. Hromadko has been active as a private investor since 1993. Mr. Hromadko serves on the board of directors of several privately held companies.

Scott Kriens has served as a member of our board of directors since July 2000. Mr. Kriens has served as chairman of the board of directors of Juniper Networks, Inc., a publicly traded Internet infrastructure solutions company, since September 2008. From October 1996 to September 2008, Mr. Kriens served as Juniper’s chief executive officer and chairman of the board of directors. From April 1986 to January 1996, Mr. Kriens served as vice president of sales and vice president of operations at StrataCom, Inc., a telecommunications equipment company, which he co-founded in 1986.

Irving Lyons, III has served as a member of our board of directors since February 2007. Mr. Lyons has been a principal of Lyons Asset Management, a California-based private investment firm, since January 2005. From December 1993 to January 2005, Mr. Lyons was employed at ProLogis, a global provider of distribution facilities and services, where he served as chief investment officer from March 1997 to December 2004 and as vice chairman of the board from December 2001 to January 2005. Mr. Lyons serves on the board of directors of BRE Properties, Inc. and ProLogis, both public companies.

Christopher Paisley has served as a member of our board of directors since July 2007. Mr. Paisley has been the Dean’s Executive Professor of Accounting and Finance at the Leavey School of Business at Santa Clara University since January 2001. From September 1985 until May 2000, Mr. Paisley was the senior vice president of finance and chief financial officer of 3Com Corporation. Mr. Paisley currently serves as a director of 3PAR Inc. and Fortinet, Inc., and as chairman of the board of directors of Volterra Semiconductor Corporation, all public companies, and as a director of several privately held companies.

Peter Van Camp has served as our executive chair since April 2007. Prior to becoming executive chair, Mr. Van Camp served as our chief executive officer and as a director since May 2000 and as president since March 2006. In addition, in December 2005, Mr. Van Camp was re-elected as chairman of the board, having previously served in that capacity from June 2001 to December 2002. From January 1997 to May 2000, Mr. Van Camp was employed at UUNET, the Internet division of MCI (formerly known as WorldCom), where he served as president of Internet markets and as president of the Americas region. During the period from May 1995 to January 1997, Mr. Van Camp was president of Compuserve Network Services, an Internet access provider. Before holding this position, Mr. Van Camp held various positions at Compuserve, Inc. during the period from October 1982 to May 1995.

DESCRIPTION OF NOTES

The Company will issue the notes under an indenture (the “Indenture”) between itself and U.S. Bank National Association, as Trustee (the “Trustee”). The following is a summary of the material provisions of the Indenture. The Indenture will comply with the Trust Indenture Act of 1939. The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to certain provisions of the Trust Indenture Act. You can find definitions of certain capitalized terms used in this description under “—Certain Definitions.” For purposes of this section, references to the “Company” include only Equinix, Inc. and not its subsidiaries. You are encouraged to read the Indenture because it, and not this description, defines your rights as a holder of the notes. Copies of the Indenture are available upon request to the Company at the address indicated under “Where You Can Find Additional Information” in this prospectus.

The Company will issue the notes in fully registered form in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The Trustee will initially act as Paying Agent and Registrar for the notes. The notes may be presented for registration or transfer and exchange at the offices of the Registrar. The Company may change any Paying Agent and Registrar without notice to holders of the notes (the “Holders”). The Company will pay principal (and premium, if any) on the notes at the Trustee’s corporate office in New York, New York. At the Company’s option, interest may be paid at the Trustee’s corporate trust office or by check mailed to the registered address of Holders.

Principal, Maturity and Interest

The Company is issuing $750.0 million aggregate principal amount of notes in this offering and, subject to compliance with the limitations described under “—Certain Covenants—Limitation on Incurrence of Additional Indebtedness,” may issue an unlimited principal amount of additional notes at later dates under the same Indenture (the “Additional Notes”). Any Additional Notes that the Company issues in the future will be identical in all respects to the notes that the Company is issuing now and will form a single series with the notes offered hereby, except that notes issued in the future will have different issuance dates and may have different issuance prices. Unless the context requires otherwise, references to “notes” for all purposes of the Indenture and this “Description of Notes” include any Additional Notes that are actually issued.

The notes will mature on March 1, 2018.

Interest on the notes will accrue at a rate of 8.125% per annum and will be payable semi-annually in arrears on March 1 and September 1, commencing on September 1, 2010. The Company will pay interest to those persons who were holders of record on the February 15 or August 15 immediately preceding each interest payment date. Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

The notes will not be entitled to the benefit of any mandatory sinking fund.

Ranking

The notes will be general senior obligations of the Company. The Holders’ right to payment under these notes will be:

•

effectively subordinated to all of the existing and any future secured indebtedness of the Company, including debt outstanding under any Bank Facility or secured by any mortgage, to the extent of the assets securing such debt;

•	structurally subordinated to any existing and future indebtedness and other liabilities (including trade payables) of any Subsidiaries of the Company;

•	equal in right of payment to all existing and any future senior indebtedness of the Company; and

•	senior in right of payment to any existing and future subordinated indebtedness of the Company.

At December 31, 2009, after giving pro forma effect to the offering, the Company had total consolidated indebtedness of approximately $2.2 billion, none of which was secured indebtedness of Equinix. At such date, the Subsidiaries of the Company had approximately $889.2 million of indebtedness and other liabilities (including trade payables but excluding intercompany items and liabilities of a type not required to be reflected on a balance sheet of such Subsidiaries).

Redemption

Other than as set forth below, the notes are not redeemable prior to maturity.

At any time prior to March 1, 2013, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of the notes (calculated giving effect to any issuance of Additional Notes) outstanding under the Indenture, at a redemption price equal to 108.125% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but not including, the redemption date, with the net cash proceeds of one or more Equity Offerings; provided that

(1) at least 65% of the aggregate principal amount of the notes (calculated giving effect to any issuance of Additional Notes) issued under the Indenture remains outstanding immediately after the occurrence of such redemption (excluding notes held by the Company and its subsidiaries); and

(2) the redemption must occur within 90 days of the date of the closing of such Equity Offering.

On or after March 1, 2014, the Company may redeem all or a part of the notes, on any one or more occasions, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon, if any, to, but not including, the applicable redemption date, if redeemed during the twelve-month period beginning on March 1 of the years indicated below:

Redemption price of the notes
2014	104.0625%
2015	102.0313%
2016 and thereafter	100.0000%

At any time prior to March 1, 2014, the Company may also redeem all or a part of the notes at a redemption price equal to 100% of the principal amount of notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, but not including, the date of redemption (the “Redemption Date”), subject to the rights of Holders of record of notes on the relevant record date to receive interest due on the relevant interest payment date.

Selection and Notice of Redemption

In the event that the Company chooses to redeem less than all of the notes, selection of the notes for redemption will be made by the Trustee:

1. in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed; or

2. if the notes are not listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate;

subject in each case to DTC procedures.

No notes of a principal amount of $2,000 or less shall be redeemed in part. Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address. If any note is to be redeemed in part only, then the notice of redemption that relates to such note must state the portion of the principal amount thereof to be redeemed. A new note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original note (or appropriate adjustments to the amount and beneficial interests in a global note will be made). On and after the redemption date, interest will cease to accrue on notes or portions thereof called for redemption as long as the Company has deposited with the Paying Agent funds in satisfaction of the applicable redemption price.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

We are not required to make any mandatory redemption or sinking fund payments with respect to the notes. However, under certain circumstances, we may be required to offer to purchase notes as described under “—Change of Control” and “—Certain Covenants—Limitation on Asset Sales.” We may at any time and from time to time purchase notes in the open market or otherwise, subject to compliance with applicable securities laws.

Holding Company Structure

The Company is a holding company for its Subsidiaries. Substantially all of the Company’s operations are conducted through its Subsidiaries and the Company derives substantially all its revenues from its Subsidiaries, and substantially all of its operating assets are owned by its Subsidiaries. Accordingly, the Company is dependent upon the distribution of the earnings of its Subsidiaries, whether in the form of dividends, advances or payments on account of intercompany obligations, to service its debt obligations. In addition, the claims of the Holders are subject to the prior payment of all liabilities (whether or not for borrowed money) and to any preferred stock interest of such Restricted Subsidiaries. There can be no assurance that, after providing for all prior claims, there would be sufficient assets available from the Company and its Subsidiaries to satisfy the claims of the Holders of notes. See “Risk Factors—Our subsidiaries will not guarantee the notes. We depend in large part on the cash flow from our subsidiaries to meet our obligations, and your claims will be subordinated to all of the creditors of these subsidiaries.”

Guarantees

On the Issue Date, the notes will not be guaranteed by any of the Company’s Subsidiaries. To the extent that, in the future, any Domestic Restricted Subsidiary of the Company becomes a Guarantor pursuant to the “Subsidiary Guarantees” covenant, such Guarantor will unconditionally, jointly and severally guarantee the Company’s obligations under the Indenture and the notes on a senior unsecured basis. The obligations of each Guarantor under its Guarantee will be limited as necessary to prevent the Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

Change of Control

Upon the occurrence of a Change of Control, unless the Company or a third party has previously or concurrently mailed a redemption notice with respect to all outstanding notes as described under “—Redemption,” the Company will be required to make an offer to purchase each Holder’s notes pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase.

Within 30 days following the date upon which the Change of Control occurred, the Company must send, or cause the Trustee to send, by first class mail, a notice to each Holder, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days after the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”). Holders electing to have a note purchased pursuant to a Change of Control Offer will be required to surrender the note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the note completed and specifying the portion (equal to $2,000 and integral multiples of $1,000 in excess thereof) of such Holder’s notes that it agrees to sell to the Company pursuant to the Change of Control Offer, to the Paying Agent at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date.

If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the purchase price for all the notes that might be delivered by Holders seeking to accept the Change of Control Offer. In the event the Company is required to purchase outstanding notes pursuant to a Change of Control Offer, the Company expects that it would seek third-party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing. In addition, there can be no assurance that the Company would be able to obtain the consents necessary to consummate a Change of Control Offer from the lenders under agreements governing outstanding Indebtedness that may in the future prohibit the Change of Control Offer. The failure to consummate a Change of Control Offer would constitute an Event of Default under the Indenture. See “Risk Factors—We may not be able to repurchase the notes upon a change of control” for more information.

One of the events that constitutes a Change of Control under the Indenture is the disposition of “all or substantially all” of the Company’s assets. This term has not been interpreted under New York law, which is the governing law of the Indenture, to represent a specific quantitative test. As a consequence, if Holders of the notes assert that the Company is required to make a Change of Control Offer and the Company elects to contest such assertion, there is uncertainty as to how a court interpreting New York law would interpret the term. Neither the Board of Directors of the Company nor the Trustee may waive the covenant of the Company to make a Change of Control Offer following a Change of Control. Restrictions in the Indenture described herein on the ability of the Company and its Subsidiaries to incur additional Indebtedness, to grant Liens on the property of the Company and the Restricted Subsidiaries and to make Restricted Payments may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management or stockholders of the Company. There can be no assurance that the Company or the acquiring party will have sufficient financial resources to effect a Change of Control Offer. Such restrictions may, in certain circumstances, make more difficult or discourage any leveraged buyout of the Company or any of its Subsidiaries by their respective management. However, the Indenture may not afford the Holders protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, amalgamation, restructuring, merger or similar transaction.

The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all notes validly tendered and not withdrawn under such Change of Control Offer. The Company (or a third party) may make a Change of Control Offer in advance of, and conditioned upon, any Change of Control.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Change of Control” provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the “Change of Control” provisions of the Indenture by virtue thereof.

Certain Covenants

The Indenture will contain, among others, the following covenants:

Suspension of Covenants.

During any period of time that: (i) the notes have Investment Grade Ratings from two Rating Agencies and (ii) no Default or Event of Default has occurred and is continuing under the Indenture (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a “Covenant Suspension Event”), the Company and its Restricted Subsidiaries will not be subject to the following provisions of the Indenture:

(1)	“—Limitation on Incurrence of Additional Indebtedness;”

(2)	“—Limitation on Restricted Payments;”

(3)	“—Limitation on Asset Sales;”

(4)	“—Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries;”

(5)	“—Limitation on Preferred Stock of Domestic Restricted Subsidiaries;”

(6)	clause 2 of the first paragraph of “—Consolidation, Merger and Sale of Assets;”

(7)	“— Limitations on Transactions with Affiliates;” and

(8)	“—Subsidiary Guarantees,”

(collectively, the “Suspended Covenants”). Upon the occurrence of a Covenant Suspension Event, the Guarantees, if any, of any Guarantors will also be suspended as of such date (the “Suspension Date”). In the event that the Company and the Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) one or both of the Rating Agencies withdraw their Investment Grade Rating or downgrade the rating assigned to the notes below an Investment Grade Rating, then the Company and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants with respect to future events and the Guarantees, if any, of any Guarantors will be reinstated if such Guarantees are then required by the terms of the Indenture. The period of time between the Suspension Date and the Reversion Date is referred to in this description as the “Suspension Period.” Notwithstanding that the Suspended Covenants may be reinstated, no Default or Event of Default will be deemed to have occurred as a result of a failure to comply with the Suspended Covenants during the Suspension Period (or upon termination of the Suspension Period or after that time based solely on events that occurred during the Suspension Period).

On the Reversion Date, all Indebtedness incurred, or Disqualified Capital Stock or Preferred Stock issued, during the Suspension Period will be classified as having been incurred or issued pursuant to paragraph (a) of “—Limitation on Incurrence of Additional Indebtedness” below or one of the clauses set forth in paragraph (b) of “—Limitation on Incurrence of Additional Indebtedness” below (to the extent such Indebtedness or Disqualified Capital Stock or Preferred Stock would be permitted to be incurred or issued thereunder as of the Reversion Date and after giving effect to Indebtedness incurred or issued prior to the Suspension Period and outstanding on the Reversion Date). To the extent such Indebtedness or Disqualified Capital Stock or Preferred Stock would not be so permitted to be incurred or issued pursuant to paragraph (a) or (b) of “—Limitation on Incurrence of Additional Indebtedness,” such Indebtedness or Disqualified Capital Stock or Preferred Stock will be deemed to have been outstanding on the Issue Date, so that it is classified as permitted under clause (3) of paragraph (b) of “—Limitation on Incurrence of Additional Indebtedness.” Calculations made after the Reversion Date of the amount available to be made as Restricted Payments under “—Limitation on Restricted Payments” will be made as though the covenant described under “—Limitation on Restricted Payments” had been in effect since the Issue Date and throughout the Suspension Period. Accordingly, Restricted Payments made during the Suspension Period will reduce the amount available to be made as Restricted Payments under the first paragraph of

“—Limitation on Restricted Payments.” As described above, however, no Default or Event of Default will be deemed to have occurred on the Reversion Date as a result of any actions taken by the Company or its Restricted Subsidiaries during the Suspension Period.

Limitation on Incurrence of Additional Indebtedness.

(a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively, “incur”) any Indebtedness (other than Permitted Indebtedness); provided that if no Default or Event of Default shall have occurred and be continuing at the time of or as a consequence of the incurrence of any such Indebtedness, the Company or any of its Restricted Subsidiaries may incur Indebtedness if on the date of the incurrence of such Indebtedness, after giving effect to the incurrence thereof, the Consolidated Fixed Charge Coverage Ratio of the Company would have been greater than 2.0 to 1.0; provided that the amount of Indebtedness that may be incurred and Disqualified Capital Stock or Preferred Stock that may be issued pursuant to the foregoing by any Restricted Subsidiaries that are not Guarantors shall not exceed $100.0 million at any one time outstanding.

(b) The foregoing will not apply to (collectively, “Permitted Indebtedness”):

1. Indebtedness under the notes (other than any Additional Notes) issued on the Issue Date;

2. Indebtedness incurred pursuant to any Bank Facility in an aggregate principal amount at any one time outstanding not to exceed the greater of (A) $150.0 million and (B) 5.0% of Total Assets;

3. other Indebtedness of the Company and its Restricted Subsidiaries outstanding on the Issue Date (other than Indebtedness under clauses 1, 2 or 18 of this paragraph (b)) reduced by the amount of any scheduled amortization payments, mandatory prepayments when actually paid, conversions or permanent reductions thereof;

4. Interest Swap Obligations of the Company or any Restricted Subsidiary of the Company covering Indebtedness of the Company or any of its Restricted Subsidiaries; provided that such Interest Swap Obligations are entered into to protect the Company and its Restricted Subsidiaries from fluctuations in interest rates on its outstanding Indebtedness incurred without violation of the Indenture to the extent the notional principal amount of such Interest Swap Obligation does not, at the time of the incurrence thereof, exceed the principal amount of the Indebtedness to which such Interest Swap Obligation relates;

5. Indebtedness under Currency Agreements; provided that in the case of Currency Agreements which relate to Indebtedness, such Currency Agreements do not increase the Indebtedness of the Company and its Restricted Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

6. Indebtedness of a Restricted Subsidiary of the Company owing to and held by the Company or a Wholly Owned Restricted Subsidiary of the Company for so long as such Indebtedness is held by the Company or a Wholly Owned Restricted Subsidiary of the Company or the holder of a Lien permitted under the Indenture, in each case subject to no Lien held by a Person other than the Company or a Wholly Owned Restricted Subsidiary of the Company or the holder of a Lien permitted under the Indenture; provided that if as of any date any Person other than the Company or a Wholly Owned Restricted Subsidiary of the Company or the holder of a Lien permitted under the Indenture owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness under this clause (6) by the issuer of such Indebtedness;

7. Indebtedness of the Company owing to and held by a Wholly Owned Restricted Subsidiary of the Company for so long as such Indebtedness is held by a Wholly Owned Restricted Subsidiary of the Company or the holder of a Lien permitted under the Indenture, in each case subject to no Lien other than a Lien permitted under the Indenture; provided that if as of any date any Person other than a Wholly Owned

Restricted Subsidiary of the Company or the holder of a Lien permitted under the Indenture owns or holds any such Indebtedness or any Person holds a Lien in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness under this clause 7 by the Company;

8. Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within five business days of incurrence;

9. Indebtedness of the Company or any of its Restricted Subsidiaries in respect of performance bonds, bankers’ acceptances, workers’ compensation claims, surety, bid, appeal or similar bonds, completion guarantees, payment obligations in connection with self-insurance or similar obligations, and bank overdrafts (and letters of credit in respect thereof) in the ordinary course of business;

10. Indebtedness represented by Capitalized Lease Obligations and Purchase Money Indebtedness of the Company and its Restricted Subsidiaries incurred in the ordinary course of business not to exceed (together with any Refinancing Indebtedness with respect thereto) 2.5% of Total Assets at any one time outstanding;

11. Refinancing Indebtedness;

12. Indebtedness of the Company or any Restricted Subsidiary consisting of “earn-out” obligations, guarantees, indemnities or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets (including Capital Stock);

13. Indebtedness incurred by the Company or any of the Restricted Subsidiaries in respect of letters of credit, bank guarantees or similar instruments issued or created in the ordinary course of business, including in respect of health, disability or other employee benefits or property, casualty or liability insurance or self-insurance or other Indebtedness with respect to reimbursement-type obligations regarding workers’ compensation claims; provided that any reimbursement obligations in respect thereof are reimbursed within 60 days following the incurrence thereof;

14. Indebtedness in respect of Sale and Leaseback Transactions in an aggregate amount not to exceed $50.0 million at any one time outstanding;

15. Acquired Indebtedness, if on the date that such Indebtedness is incurred, after giving pro forma effect thereto, (A) the Company or such Restricted Subsidiary, as the case may be, shall be able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the first paragraph above under this covenant, or (B) the Consolidated Fixed Charge Coverage Ratio of the Company would be no less than the Consolidated Fixed Charge Coverage Ratio of the Company immediately prior to the date such Indebtedness is incurred;

16. Additional Indebtedness of the Company and its Restricted Subsidiaries in an aggregate principal amount (or accreted value) not to exceed $100.0 million at any one time outstanding (which amounts may, but need not, be incurred in whole or in part under the Bank Facility); provided that the amount of Indebtedness that may be incurred pursuant to this clause 16 by any Restricted Subsidiaries that are not Guarantors shall not exceed $50.0 million at any one time outstanding;

17. Indebtedness represented by guarantees by the Company or its Restricted Subsidiaries of Indebtedness otherwise permitted to be incurred under the Indenture; provided that, in the case of a guarantee by a Restricted Subsidiary, such Restricted Subsidiary complies with the “Subsidiaries Guarantees” covenant to the extent applicable; and

18. Permitted Asia Pacific Debt.

(c) For purposes of determining compliance with this “Limitation on Incurrence of Additional Indebtedness” covenant, in the event that all or a portion of an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses 1 through 18 of paragraph (b) above or is entitled to be incurred pursuant to the Consolidated Fixed Charge Coverage Ratio provisions of such covenant, the Company shall, in its sole discretion, classify (or later reclassify) such item of Indebtedness, in whole or in part, in any manner that complies with this covenant; provided that all Indebtedness outstanding under the Bank Facility up to the maximum amount permitted under clause 2 of paragraph (b) above shall be deemed to have been incurred pursuant to clause 2 of paragraph (b). Accrual of interest, whether payable in cash or in kind, accretion or amortization of original issue discount, imputed interest, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Capital Stock in the form of additional shares of the same class of Disqualified Capital Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Preferred Stock of a Restricted Subsidiary or Disqualified Capital Stock, as applicable, for purposes of this “Limitation on Incurrence of Additional Indebtedness” covenant.

(d) In addition, the Company will not, and will not permit any Restricted Subsidiary that becomes a Guarantor to, directly or indirectly, incur any Indebtedness which by its terms (or by the terms of any agreement governing such Indebtedness) is expressly subordinated in right of payment to any other Indebtedness of the Company or such Guarantor, as the case may be, unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate to the notes or the applicable Guarantee, as the case may be, to the same extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of the Company or such Guarantor, as the case may be. For purposes of the foregoing, no Indebtedness will be deemed to be subordinated in right of payment to any other Indebtedness of the Company or any Guarantor solely by virtue of such Indebtedness being unsecured or by virtue of the fact that the holders of such Indebtedness have entered into one or more intercreditor agreements giving one or more of such holders priority over the other holders in the collateral held by them.

(e) For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is Refinancing Indebtedness incurred to Refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such Refinancing Indebtedness does not exceed the principal amount of such Indebtedness being Refinanced. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that may be incurred pursuant to this covenant will not be deemed to be exceeded with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.

Limitation on Restricted Payments.    The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly:

1. declare or pay any dividend or make any distribution (other than dividends or distributions payable in Qualified Capital Stock of the Company) on or in respect of shares of the Company’s Capital Stock to holders of such Capital Stock;

2. purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company;

3. make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, earlier than one year prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Indebtedness; or

4. make any Investment (other than Permitted Investments)

(each of the foregoing actions set forth in clauses 1, 2, 3 and 4 being referred to as a “Restricted Payment”); if at the time of such Restricted Payment or immediately after giving effect thereto,

(i) a Default or an Event of Default shall have occurred and be continuing;

(ii) the Company is not able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the first paragraph under the “Limitation on Incurrence of Additional Indebtedness” covenant; or

(iii) the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made subsequent to the Issue Date (the amount expended for such purposes, if other than in cash, being the fair market value of such property as determined in good faith by the Board of Directors of the Company) shall exceed the sum of:

(w) 50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) of the Company earned subsequent to January 1, 2010 and prior to or on the last day of the most recent quarter for which financial statements are available (treating such period as a single accounting period); plus

(x) 100% of the aggregate net cash proceeds received by the Company from any Person (other than a Subsidiary of the Company) from the issuance and sale subsequent to January 1, 2010 and on or prior to the date the Restricted Payment occurs (the “Reference Date”) of Qualified Capital Stock of the Company or warrants, options or other rights to acquire Qualified Capital Stock of the Company (but excluding any debt security that is convertible into, or exchangeable for, Qualified Capital Stock, until such debt security has been converted into, or exchanged for, Qualified Capital Stock); plus

(y) without duplication of any amounts included in clause (iii)(x) above, 100% of the aggregate net cash proceeds of any equity contribution received by the Company from a holder of the Company’s Capital Stock subsequent to the Issue Date and on or prior to the Reference Date (excluding, in the case of clauses (iii)(x) and (y), any net cash proceeds from any equity offering to the extent used to redeem the notes in compliance with the provisions set forth under “—Redemption”); plus:

(z) without duplication, the sum of:

1. the aggregate amount returned in cash on or with respect to Investments (other than Permitted Investments) made subsequent to the Issue Date whether through interest payments, principal payments, dividends or other distributions or payments;

2. the net cash proceeds received by the Company or any of its Restricted Subsidiaries from the disposition of all or any portion of such Investments (other than to a Subsidiary of the Company);

3. upon redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary (except to the extent the Investment constituted a Permitted Investment), the fair market value of such Subsidiary as of the date of such redesignation; and

4. net cash dividends or other net cash distributions paid to the Company or any Restricted Subsidiary of the Company from any Unrestricted Subsidiaries of the Company;

provided that the sum of clauses (1), (2), (3) and (4) above shall not exceed the aggregate amount of all such Investments made subsequent to the Issue Date.

Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph do not prohibit:

1. the payment of any dividend within 60 days after the date of declaration of such dividend if the dividend would have been permitted on the date of declaration;

2. the acquisition of any shares of Capital Stock of the Company, either (i) solely in exchange for shares of Qualified Capital Stock of the Company or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company;

3. the acquisition of any Subordinated Indebtedness either (i) solely in exchange for shares of Qualified Capital Stock of the Company, or (ii) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of (a) shares of Qualified Capital Stock of the Company or (b) Refinancing Indebtedness;

4. repurchases by the Company of Common Stock of the Company from officers, directors and employees of the Company or any of its Subsidiaries or their authorized representatives upon the death, disability or termination of employment of such employees or termination of their seat on the board of the Company in an aggregate amount not to exceed $5.0 million in any calendar year;

5. repurchases of Capital Stock deemed to occur upon the exercise of stock options or warrants if such Capital Stock represents a portion of the exercise price and related statutory withholding taxes of such options or warrants;

6. payments of dividends on Disqualified Capital Stock or Preferred Stock of any Restricted Subsidiary, the incurrence or issuance of which was permitted by the Indenture;

7. cash payments in lieu of the issuance of fractional shares in connection with (i) the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of the Company or (ii) a merger, consolidation, amalgamation or other combination involving the Company or any of its Subsidiaries;

8. the retirement of any shares of Disqualified Capital Stock of the Company by conversion into, or by exchange for, shares of Disqualified Capital Stock of the Company or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) or other shares of Disqualified Capital Stock of the Company;

9. in the event of a Change of Control, and if no Default or Event of Default shall have occurred and be continuing, the payment, purchase, redemption, defeasance or other acquisition or retirement of Subordinated Indebtedness of the Company or any Guarantor, in each case at a purchase price not greater than 101% of the principal amount of such Subordinated Indebtedness, plus accrued and unpaid interest thereon; provided that prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, the Company (or a third party to the extent permitted by the Indenture) has made a Change of Control Offer with respect to the notes offered hereby as a result of such Change of Control and has repurchased all notes validly tendered and not withdrawn in connection with such Change of Control Offer;

10. in the event of an Asset Sale that requires the Company to offer to repurchase notes pursuant to the covenant described under “Limitation on Asset Sales,” and if no Default or Event of Default shall have occurred and be continuing, the payment, purchase, redemption, defeasance or other acquisition or retirement of Subordinated Indebtedness of the Company or any Guarantor, in each case at a purchase price not greater than 100% of the principal amount of such Subordinated Indebtedness, plus accrued and unpaid interest thereon; provided that (A) prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, the Company has made an offer with respect to the notes offered hereby pursuant to the provisions of the covenant described under “Limitation on Asset Sales” and has repurchased all notes validly tendered and not withdrawn in connection with such offer and (B) the aggregate amount of all such payments, purchases, redemptions, defeasances or other acquisitions or retirements of all such Subordinated Indebtedness may not exceed the amount of the Net Cash Proceeds Amount remaining after the Company has complied with clause (3) of the covenant described under “Limitation on Asset Sales”;

11. the conversion, repayment, repurchase, redemption or other retirement (whether for cash or otherwise) of, or the payment of interest in respect of, the 2012 Convertible Notes and the 2016 Convertible Notes; and

12. other Restricted Payments in an aggregate amount not to exceed $50.0 million after the Issue Date.

In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date in accordance with clause (iii) of the immediately preceding paragraph, amounts expended pursuant to clauses (1) and (4) shall be included in such calculation.

Limitation on Asset Sales.    The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, consummate an Asset Sale unless:

1. the Company or such Restricted Subsidiary, as the case may be, receives consideration therefor at the time of such Asset Sale at least equal to the fair market value at the time of such Asset Sale of the property, assets or stock sold or otherwise disposed of (as determined in good faith by the Company’s Board of Directors);

2. at least 75% of the consideration received by the Company or the Restricted Subsidiary, as the case may be, from such Asset Sale shall be in the form of cash, Cash Equivalents and/or Replacement Assets (as defined) and is received at the time of such disposition; provided that, for purposes of this clause 2, (a) the amount of any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet) of the Company or any such Restricted Subsidiary (other than liabilities that are by their terms subordinated in right of payment to the notes or any Guarantee of a Guarantor) that are assumed by the transferee of any such assets and (b) the fair market value of any securities or other assets received by the Company or any such Restricted Subsidiary in exchange for any such assets that are converted into cash or Cash Equivalents within 360 days after such Assets Sale, in each case shall be deemed to be cash for purposes of this provision; and

3. upon the consummation of an Asset Sale, the Company shall apply, or cause such Restricted Subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale within 360 days of receipt thereof either:

(a) to permanently reduce Indebtedness under a Bank Facility or to permanently repay any secured Indebtedness (other than Subordinated Indebtedness) of the Company or any Restricted Subsidiary or any Indebtedness of any Restricted Subsidiary that is not a Guarantor;

(b) to make an investment in properties and assets (including Capital Stock) that replace the properties and assets that were the subject of such Asset Sale or in properties and assets that will be used in the business of the Company and its Restricted Subsidiaries as existing on the Issue Date or in businesses reasonably related thereto (“Replacement Assets”);

(c) to repay other Pari Passu Indebtedness; provided that the Company shall also equally and ratably reduce Indebtedness under the notes by making an offer (in accordance with the procedures set forth below for a Net Proceeds Offer) to all Holders to purchase the pro rata principal amount of notes, in each case at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest to the repurchase date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); and/or

(d) a combination of prepayment and investment permitted by the foregoing clauses (a)-(c);

provided that in the case of an investment in Replacement Assets pursuant to clause (b) or (d) above, a binding commitment shall be treated as a permitted application of the Net Cash Proceeds from the date of such commitment and, in the event such binding commitment is later cancelled or terminated for any reason before such Net Cash Proceeds are so applied, the Company or such Restricted Subsidiary enters into another binding commitment within 180 days of such cancellation or termination of the prior binding commitment.

Pending the final application of such Net Cash Proceeds, the Company may temporarily reduce borrowings under the Bank Facility or any other revolving credit facility or otherwise invest the Net Cash Proceeds in any manner not prohibited by the Indenture. On the 361st day after an Asset Sale or such earlier date, if any, as the Board of Directors of the Company or of such Restricted Subsidiary determines not to apply the Net Cash Proceeds relating to such Asset Sale as set forth in clauses 3(a)-(d) of the preceding paragraph (each, a “Net

Proceeds Offer Trigger Date”), such aggregate amount of Net Cash Proceeds (rounded down to the nearest $1,000) that has not been applied on or before such Net Proceeds Offer Trigger Date as permitted in clauses 3(a)-(d) of the preceding paragraph or the last provision of this paragraph (each a “Net Proceeds Offer Amount”) shall be applied by the Company or such Restricted Subsidiary to make an offer to purchase (the “Net Proceeds Offer”) to all Holders and, to the extent required by the terms of any Pari Passu Indebtedness, to all holders of Pari Passu Indebtedness, on a date (the “Net Proceeds Offer Payment Date”) not less than 30 nor more than 60 days following the applicable Net Proceeds Offer Trigger Date, from all Holders (and holders of any such Pari Passu Indebtedness) on a pro rata basis, the maximum amount of notes and Pari Passu Indebtedness equal to the Net Proceeds Offer Amount at a price equal to 100% of the principal amount of the notes and Pari Passu Indebtedness to be purchased, plus accrued and unpaid interest thereon, if any, to the date of purchase; provided that if at any time any non-cash consideration received by the Company or any Restricted Subsidiary of the Company, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with this covenant.

The Company may defer the Net Proceeds Offer until there is an aggregate unutilized Net Proceeds Offer Amount equal to or in excess of $25.0 million resulting from one or more Asset Sales (at which time, the entire unutilized Net Proceeds Offer Amount, and not just the amount in excess of $25.0 million, shall be applied as required pursuant to this covenant).

In the event of the transfer of substantially all (but not all) of the property and assets of the Company and its Restricted Subsidiaries as an entirety to a Person in a transaction permitted under “—Merger, Consolidation and Sale of Assets,” which transaction does not constitute a Change of Control, the successor corporation shall be deemed to have sold the properties and assets of the Company and its Restricted Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale. In addition, the fair market value of such properties and assets of the Company or its Restricted Subsidiaries deemed to be sold shall be deemed to be Net Cash Proceeds for purposes of this covenant.

Each Net Proceeds Offer will be mailed to the record Holders as shown on the register of Holders within 25 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Net Proceeds Offer, Holders may elect to tender their notes in whole or in part (of $2,000 and integral multiples of $1,000 in excess thereof) in exchange for cash. To the extent Holders properly tender notes and holders of Pari Passu Indebtedness properly tender such Pari Passu Indebtedness in an amount exceeding the Net Proceeds Offer Amount, the tendered notes and Pari Passu Indebtedness will be purchased on a pro rata basis based on the aggregate amount of notes and Pari Passu Indebtedness tendered (and the Trustee shall select the tendered notes of tendering Holders on a pro rata basis based on the amount of notes and Pari Passu Indebtedness tendered). A Net Proceeds Offer shall remain open for a period of 20 business days or such longer or shorter period as may be required or permitted, respectively, by law. If any Net Cash Proceeds remain after the consummation of any Net Proceeds Offer, the Company may use those Net Cash Proceeds for any purpose not otherwise prohibited by the Indenture. Upon completion of each Net Proceeds Offer, the amount of Net Cash Proceeds will be reset at zero.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Asset Sale” provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the “Asset Sale” provisions of the Indenture by virtue thereof.

Limitation on Dividend and Other Payment Restrictions Affecting Subsidiaries.    The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary of the Company to:

1. pay dividends or make any other distributions on or in respect of its Capital Stock;

2. make loans or advances to the Company or any other Restricted Subsidiary or to pay any Indebtedness or other obligation owed to the Company or any other Restricted Subsidiary of the Company; or

3. transfer any of its property or assets to the Company or any other Restricted Subsidiary of the Company,

except in each case for such encumbrances or restrictions existing under or by reason of:

(a) applicable law, rule, regulation or order;

(b) the Indenture, the notes and any Guarantees;

(c) customary non-assignment provisions of any contract or any lease, license or sublicense governing a leasehold interest of any Restricted Subsidiary of the Company;

(d) any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired;

(e) agreements existing on the Issue Date to the extent and in the manner such agreements are in effect on the Issue Date;

(f) the Bank Facility, an agreement governing other Pari Passu Indebtedness permitted to be incurred under the Indenture or, with respect to a Restricted Subsidiary, an agreement evidencing Indebtedness incurred not in violation of the Indenture; provided that, with respect to any agreement governing such other Pari Passu Indebtedness or other Indebtedness, as the case may be, the provisions relating to such encumbrance or restriction are no less favorable to the Company or Restricted Subsidiary, as the case may be, in any material respect as determined by the Board of Directors of the Company in its reasonable and good faith judgment than the provisions contained in the Bank Facility, in the case of such other Pari Passu Indebtedness, and the agreements of such Restricted Subsidiary, in the case of such other Indebtedness, in each case as in effect on the Issue Date;

(g) restrictions on the transfer of assets subject to any Lien permitted under the Indenture imposed by the holder of such Lien;

(h) restrictions imposed by any agreement to sell assets or Capital Stock permitted under the Indenture to any Person pending the closing of such sale;

(i) such encumbrances or restrictions being binding on a Restricted Subsidiary at such time as such Restricted Subsidiary first becomes a Restricted Subsidiary, provided that such encumbrances or restrictions are not entered into solely in contemplation of such Person becoming a Restricted Subsidiary;

(j) customary provisions in joint venture agreements and other similar agreements (in each case relating solely to the respective joint venture or similar entity or the equity interests therein) entered into in the ordinary course of business;

(k) any amendment to or Refinancing of the Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clauses (b), (d), (e) and (f) above; provided that the provisions relating to such encumbrance or restriction contained in any such agreement, taken as a whole, are no less favorable to the Company in any material respect as determined by the Board of Directors of the Company in their reasonable and good faith judgment than the provisions relating to such encumbrance or restriction contained in agreements referred to in such clauses (b), (d), (e) and (f);

(l) customary restrictions on leases, subleases, licenses, sublicenses or asset sale agreements otherwise permitted hereby;

(m) restrictions imposed on cash or other deposits or net worth imposed by customers or required by insurance, surety or bonding companies, in each case, entered into in the ordinary course of business; and

(n) encumbrances and restrictions applicable only to Restricted Subsidiaries of the Company that are not Domestic Restricted Subsidiaries.

Limitation on Preferred Stock of Domestic Restricted Subsidiaries.    The Company will not permit any of its Domestic Restricted Subsidiaries that are not Guarantors to issue any Preferred Stock (other than to the Company or to a Wholly Owned Restricted Subsidiary of the Company) or permit any Person (other than the Company or a Wholly Owned Restricted Subsidiary of the Company) to own any Preferred Stock of any Domestic Restricted Subsidiary of the Company that is not a Guarantor.

Limitation on Liens.    The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens of any kind against or upon any property or assets of the Company or any of its Restricted Subsidiaries whether owned on the Issue Date or acquired after the Issue Date, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom unless:

1. in the case of Liens securing Subordinated Indebtedness, the notes or any Guarantee, as the case may be, are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; and

2. in all other cases, the notes or any Guarantee, as the case may be, are equally and ratably secured,

except for:

(a) Liens securing borrowings under a Bank Facility incurred pursuant to clause 2 of the definition of “Permitted Indebtedness”;

(b) Liens existing as of the Issue Date to the extent and in the manner such Liens are in effect on the Issue Date;

(c) Liens securing the Company’s and its Restricted Subsidiaries’ Obligations under any hedge facility permitted under the Indenture to be entered into by the Company and its Restricted Subsidiaries;

(d) Liens securing the notes and any Guarantees;

(e) Liens in favor of the Company or a Wholly Owned Restricted Subsidiary of the Company on assets of any Restricted Subsidiary of the Company;

(f) Liens securing Refinancing Indebtedness which is incurred to Refinance any Indebtedness which has been secured by a Lien permitted under the Indenture and which has been incurred in accordance with the provisions of the Indenture; provided that such Liens: (i) are no less favorable to the Holders in any material respect and are not more favorable to the lienholders in any material respect with respect to such Liens than the Liens in respect of the Indebtedness being Refinanced as determined by the Board of Directors of the Company in its reasonable and good faith judgment; and (ii) do not extend to or cover any property or assets of the Company or any of its Restricted Subsidiaries not securing the Indebtedness so Refinanced; and

(g) Permitted Liens.

Consolidation, Merger and Sale of Assets.    The Company will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary of the Company to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of the Company’s assets (determined on a consolidated basis for the Company and the Company’s Restricted Subsidiaries) whether as an entirety or substantially as an entirety to any Person unless:

1. either:

(a) the Company shall be the surviving or continuing corporation; or

(b) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of the Company and of the Company’s Restricted Subsidiaries substantially as an entirety (the “Surviving Entity”);

(x) shall be an entity organized and validly existing under the laws of the United States or any State thereof or the District of Columbia; provided that in the case where the Surviving Entity is not a corporation, a co-obligor of the notes is a corporation; and

(y) shall expressly assume, by supplemental indenture (in form and substance satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, and premium, if any, and interest on all of the notes and the performance of every covenant of the notes and the Indenture on the part of the Company to be performed or observed;

2. immediately after giving effect to such transaction and the assumption contemplated by clause 1(b)(y) above (including giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction), (A) the Company or such Surviving Entity, as the case may be, shall be able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the first paragraph of the “Limitation on Incurrence of Additional Indebtedness” covenant or (B) the applicable Consolidated Fixed Charge Coverage Ratio of the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company) would be no less than the applicable Consolidated Fixed Charge Coverage Ratio of the Company immediately prior to such transaction;

3. immediately before and immediately after giving effect to such transaction and the assumption contemplated by clause 1(b)(y) above (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred or be continuing; and

4. the Company or the Surviving Entity shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture complies with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of the Company, in a single or a series of related transactions, which properties and assets, if held by the Company instead of such Restricted Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

Notwithstanding the foregoing clauses 1, 2 and 3, but subject to the proviso in subclause (x) of clause 1(b), the Company may merge with (a) any of its Wholly Owned Restricted Subsidiaries or (b) an Affiliate that is a

Person that has no material assets or liabilities and which was organized solely for the purpose of reorganizing the Company in another jurisdiction.

The Indenture will provide that upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing in which the Company is not the continuing corporation, the successor Person formed by such consolidation or into which the Company is merged or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the notes with the same effect as if such surviving entity had been named as such and all financial information and reports required by the Indenture shall be provided by and for such surviving entity.

To the extent that the notes are guaranteed by one or more Guarantors pursuant to the “Subsidiary Guarantees” covenant, such Guarantors will be subject to similar provisions relating to the consolidation, merger or sale of assets of such Guarantors.

Limitations on Transactions with Affiliates.

(a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (each an “Affiliate Transaction”), having a value greater than $5.0 million other than (x) Affiliate Transactions permitted under paragraph (b) below and (y) Affiliate Transactions on terms that are no less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm’s-length basis from a Person that is not an Affiliate of the Company or such Restricted Subsidiary.

All Affiliate Transactions (and each series of related Affiliate Transactions which are similar or part of a common plan) involving aggregate payments or other property with a fair market value in excess of $25.0 million shall be approved by the Board of Directors of the Company or such Restricted Subsidiary, as the case may be, such approval to be evidenced by a Board Resolution stating that such Board of Directors has determined that such transaction complies with the foregoing provisions. If the Company or any Restricted Subsidiary of the Company enters into an Affiliate Transaction (or a series of related Affiliate Transactions related to a common plan) that involves an aggregate fair market value of more than $50.0 million, the Company or such Restricted Subsidiary, as the case may be, shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of such transaction or series of related transactions to the Company or the relevant Restricted Subsidiary, as the case may be, from a financial point of view, from an Independent Financial Advisor and file the same with the Trustee.

(b) The restrictions set forth in this covenant shall not apply to:

1. loans, advances and payments of reasonable fees and compensation paid (whether in cash or the issuance of Capital Stock of the Company) to and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary of the Company in the ordinary course of business or as determined in good faith by the Company’s Board of Directors or senior management;

2. transactions exclusively between or among the Company and any of its Restricted Subsidiaries or exclusively between or among such Restricted Subsidiaries, provided that such transactions are not otherwise prohibited by the Indenture;

3. any agreement as in effect as of the Issue Date or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) in any replacement agreement thereto so long as any such amendment or replacement agreement, taken as a whole, is not materially more disadvantageous to the Holders than the original agreement as in effect on the Issue Date;

4. any transaction on arm’s-length terms with any non-Affiliate that becomes an Affiliate as a result of such transaction;

5. any employment, consulting and severance arrangements entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

6. the issuance and sale of Qualified Capital Stock;

7. Permitted Investments and Restricted Payments permitted by the Indenture; and

8. the payment of customary fees and reasonable out-of-pocket costs to, and indemnities provided on behalf of, directors, officers and employees of the Company and the Restricted Subsidiaries in the ordinary course of business to the extent attributable to the ownership or operation of the Company and the Restricted Subsidiaries.

Subsidiary Guarantees.    If any existing or future Domestic Restricted Subsidiary shall, after the Issue Date, guarantee any Public Debt Securities, then the Company shall cause such Domestic Restricted Subsidiary to:

1. execute and deliver to the Trustee a supplemental indenture in form reasonably satisfactory to the Trustee pursuant to which such Restricted Subsidiary shall unconditionally guarantee all of the Company’s obligations under the notes and the Indenture on the terms set forth in the Indenture; and

2. deliver to the Trustee an officer’s certificate and an opinion of counsel that such supplemental indenture has been duly authorized, executed and delivered by such Restricted Subsidiary and constitutes a legal, valid, binding and enforceable obligation of such Restricted Subsidiary.

Thereafter, such Domestic Restricted Subsidiary shall be a Guarantor for all purposes of the Indenture until such Domestic Restricted Subsidiary is released from its Guarantee as provided in the Indenture.

Conduct of Business.    The Company and its Restricted Subsidiaries will not engage in any businesses that are not the same, similar, ancillary, complementary or reasonably related to the businesses in which the Company and its Restricted Subsidiaries are engaged on the Issue Date.

Payments for Consent.    The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the notes unless such consideration is offered to be paid and is paid to all Holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports to Holders.    Whether or not the Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company must provide the Trustee and, upon request, to any Holder of the notes within fifteen (15) business days after filing, or in the event no such filing is required, within fifteen (15) business days after the end of the time periods specified in those sections with:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the United States Securities and Exchange Commission (the “Commission”) on Forms 10-Q and 10-K if the Company were required to file such forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual financial statements only, a report thereon by the Company’s certified independent accountants, and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports;

provided that the foregoing delivery requirements shall be deemed satisfied if the foregoing materials are available on the Commission’s EDGAR system or on the Company’s website within the applicable time period.

In addition, whether or not required by the Commission, the Company will, if the Commission will accept the filing, file a copy of all of the information and reports referred to in clauses (1) and (2) with the Commission for public availability within the time periods specified in the Commission’s rules and regulations. In addition, the Company will make the information and reports available to securities analysts and prospective investors upon request. If the Company had any Unrestricted Subsidiaries during the relevant period, the Company will also provide to the Trustees and, upon request, to any Holder of the notes, information sufficient to ascertain the financial condition and results of operations of the Company and its Restricted Subsidiaries, excluding in all respects the Unrestricted Subsidiaries.

Notwithstanding anything to the contrary herein, the Company will not be deemed to have failed to comply with any of its obligations hereunder for purposes of clause (3) under “—Events of Default” until 90 days after the date any report hereunder is due.

Events of Default

The following events are defined in the Indenture as “Events of Default”:

(1) the failure to pay interest on any notes when the same becomes due and payable and the default continues for a period of 30 days;

(2) the failure to pay the principal on any notes, when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer) on the date specified for such payment in the applicable offer to purchase;

(3) a default in the observance or performance of any other covenant or agreement contained in the Indenture which default continues for a period of 60 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the notes (except in the case of a default with respect to the “Merger, Consolidation and Sale of Assets” covenant, which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

(4) the failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the stated principal amount of any Indebtedness of the Company or any Restricted Subsidiary of the Company, or the acceleration of the final stated maturity of any such Indebtedness (which acceleration is not rescinded, annulled or otherwise cured within 20 days of receipt by the Company or such Restricted Subsidiary of notice of any such acceleration) if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final stated maturity or which has been so accelerated (in each case with respect to which the 20-day period described above has passed), equals $50.0 million or more at any time;

(5) one or more judgments in an aggregate amount in excess of $50.0 million shall have been rendered against the Company or any of its Restricted Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable;

(6) certain events of bankruptcy affecting the Company or any of its Material Subsidiaries; or

(7) any Guarantee of a Guarantor that is a Material Subsidiary (or group of Guarantors that would constitute a Material Subsidiary) or any material provision thereof ceases to be in full force and effect or any Guarantee of a

Guarantor is declared to be null and void and unenforceable or any Guarantee of a Guarantor is found to be invalid or any Guarantor denies its liability under its Guarantee (other than by reason of release of a Guarantor in accordance with the terms of the Indenture).

If an Event of Default (other than an Event of Default specified in clause (6) above with respect to the Company) shall occur and be continuing, the Trustee or the Holders of at least 25% in principal amount of outstanding notes may declare the principal of and accrued interest on all the notes to be due and payable by notice in writing to the Company and the Trustee specifying the respective Event of Default and that it is a “notice of acceleration,” and the same shall become immediately due and payable.

If an Event of Default specified in clause (6) above with respect to the Company occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest on all of the outstanding notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

The Indenture will provide that, at any time after a declaration of acceleration with respect to the notes as described in the preceding paragraphs, the Holders of a majority in principal amount of the notes may rescind and cancel such declaration and its consequences:

1. if the rescission would not conflict with any judgment or decree;

2. if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration;

3. to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;

4. if the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances; and

5. in the event of the cure or waiver of an Event of Default of the type described in clause (6) of the description above of Events of Default, the Trustee shall have received an officers’ certificate and an opinion of counsel that such Event of Default has been cured or waived. No such rescission shall affect any subsequent Default or impair any right consequent thereto.

The Holders of a majority in principal amount of the notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or interest on any notes.

Holders of the notes may not enforce the Indenture or the notes except as provided in the Indenture and under the TIA. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

Under the Indenture, the Company is required to provide an officers’ certificate to the Trustee promptly upon any such officer obtaining knowledge of any Default or Event of Default (provided that such officers shall provide such certification at least annually whether or not they know of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

No Personal Liability of Directors, Officers, Employees and Stockholders

No past, present or future director, officer, employee, incorporator, agent, stockholder or Affiliate of the Company, as such, shall have any liability for any obligations of the Company under the notes or under the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. No past, present or future director, officer, employee, incorporator, agent, stockholder or Affiliate of any of the Guarantors, as such, shall have any liability for any obligations of the Guarantors under any Guarantees or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of notes by accepting a note waives and releases all such liabilities. The waiver and release are part of the consideration for the issuance of the notes and any Guarantees. Such waiver may not be effective to waive liabilities under federal securities law, and it is the view of the Commission that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, elect to have its obligations and the obligations of the Guarantors discharged with respect to the outstanding notes (“Legal Defeasance”). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding notes, except for:

1. the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on the notes when such payments are due;

2. the Company’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payments;

3. the rights, powers, trust, duties and immunities of the Trustee and the Company’s obligations in connection therewith; and

4. the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under “—Events of Default” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

1. the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, cash in U.S. dollars, non-callable U.S. government obligations, rated AAA or better by S&P and Aaa by Moody’s, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;

2. in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that:

(a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or

(b) since the date of the Indenture, there has been a change in the applicable federal income tax law,

in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

3. in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

4. no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowings);

5. such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowings) or any other material agreement or instrument to which the Company or any of its Restricted Subsidiaries is a party or by which the Company or any of its Restricted Subsidiaries is bound;

6. the Company shall have delivered to the Trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others;

7. the Company shall have delivered to the Trustee an officers’ certificate and an opinion of counsel, which opinion may be subject to customary assumptions and exclusions, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with;

8. the Company shall have delivered to the Trustee an opinion of counsel to the effect that assuming no intervening bankruptcy of the Company between the date of deposit and the 124th day following the date of deposit and that no Holder is an insider of the Company, after the 124th day following the date of deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally; and

9. certain other customary conditions precedent are satisfied.

Notwithstanding the foregoing, the opinion of counsel required by clause 2 above with respect to a Legal Defeasance need not be delivered if all notes not theretofore delivered to the Trustee for cancellation (1) have become due and payable or (2) will become due and payable on the maturity date or a redemption date within one year under arrangements reasonably satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the notes, as expressly provided for in the Indenture) as to all outstanding notes when:

1. either:

(a) all the notes theretofore authenticated and delivered (except lost, stolen or destroyed notes which have been replaced or paid and notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

(b) all notes not theretofore delivered to the Trustee for cancellation (1) have become due and payable or (2) will become due and payable within one year, or are to be called for redemption within one year, under arrangements reasonably satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the notes to the date of maturity or redemption, as the case may be, together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

2. the Company has paid all other sums payable under the Indenture by the Company; and

3. the Company has delivered to the Trustee an officers’ certificate and an opinion of counsel, which opinion may be subject to customary assumptions and exclusions, stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Modification of the Indenture

Except as provided in the next two succeeding paragraphs, the Company and the Trustee with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for the notes) may amend the Indenture, the notes or any Guarantees and the holders of at least a majority in aggregate principal amount of the notes outstanding may waive any past default or compliance with any provisions of the Indenture, the notes or any Guarantees.

Without the consent of each holder of an outstanding note, no amendment or waiver may:

1. reduce the amount of notes whose Holders must consent to an amendment;

2. reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any notes;

3. reduce the principal of or change or have the effect of changing the fixed maturity of any notes, or change the date on which any notes may be subject to redemption or reduce the redemption price therefor, other than prior to the Company’s obligation to purchase notes under provisions relating to the Company’s obligation to make and consummate a Change of Control Offer in the event of a Change of Control or to make and consummate a Net Proceeds Offer with respect to any Asset Sale;

4. make any notes payable in money other than that stated in the notes;

5. make any change in provisions of the Indenture protecting the right of each Holder to receive payment of principal of and interest on such note on or after the due date thereof or to bring suit to enforce such payment (except a rescission of acceleration of the notes by the Holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration), or permitting Holders of a majority in principal amount of notes to waive Defaults or Events of Default;

6. after the Company’s obligation to purchase notes arises thereunder, amend, change or modify in any material respect the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate a Net Proceeds Offer with respect to any Asset Sale that has been consummated or, after such Change of Control has occurred or such Asset Sale has been consummated, modify any of the provisions or definitions with respect thereto;

7. modify or change any provision of the Indenture or the related definitions affecting the ranking of the notes or any Guarantee in a manner which adversely affects the Holders;

8. release any Guarantor that is a Material Subsidiary from any of its obligations under its Guarantee or the Indenture otherwise than in accordance with the terms of the Indenture; or

9. modify or change the amendment provisions of the notes or the Indenture.

The Indenture and the notes may be amended by the Company and the Trustee without the consent of any holder of the notes to:

1. cure any ambiguity, defect or inconsistency;

2. provide for the assumption by a Surviving Person of the obligations of the Company under the Indenture;

3. provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code);

4. add Guarantees with respect to the notes or confirm and evidence the release, termination or discharge of any security or Guarantee when such release, termination or discharge is permitted by the Indenture;

5. secure the notes, add to the covenants of the Company for the benefit of the holders of the notes or surrender any right or power conferred upon the Company;

6. make any change that does not adversely affect the rights of any holder of the notes;

7. comply with any requirement of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act;

8. provide for the issuance of Additional Notes in accordance with the Indenture;

9. evidence and provide for the acceptance of appointment by a successor Trustee;

10. conform the text of the Indenture or the notes to any provision of this “Description of Notes” to the extent that such provision in this “Description of Notes” was intended to be a recitation of a provision of the Indenture or the notes; or

11. make any amendment to the provisions of the Indenture relating to the transfer and legending of the notes as permitted by the Indenture, including, without limitation to facilitate the issuance and administration of the notes; provided that (i) compliance with the Indenture as so amended would not result in the notes being transferred in violation of the Securities Act or any applicable securities law and (ii) such amendment does not materially and adversely affect the rights of Holders to transfer the notes.

The consent of the holders of the notes is not necessary to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Governing Law

The Indenture will provide that it, the notes and any Guarantees will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

The Trustee

The Indenture will provide that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of

Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of his own affairs.

The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

Board Action

Any action required or permitted to be taken by the Board of Directors of the Company pursuant to the terms of the Indenture may be taken by a duly constituted committee of the Board of Directors of the Company.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

“2012 Convertible Notes” means the $250,000,000 aggregate principal amount of the Company’s 2.50% Convertible Subordinated Notes due April 15, 2012.

“2016 Convertible Notes” means the $373,750,000 aggregate principal amount of the Company’s 4.75% Convertible Subordinated Notes due June 15, 2016.

“Acquired Indebtedness” means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Company or at the time it merges or consolidates with or into the Company or any of its Subsidiaries or that is assumed in connection with the acquisition of assets from such Person and in each case not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company or such acquisition, merger or consolidation.

“Affiliate” means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative of the foregoing.

“Applicable Premium” means, with respect to any note on any Redemption Date, the greater of:

(1) 1.0% of the principal amount of the note; and

(2) the excess of:

(a) the present value at such Redemption Date of (i) the redemption price of the note at March 1, 2014 (such redemption price being set forth in the table appearing above under the caption “—Redemption”), plus (ii) all required interest payments due on the note through March 1, 2014 (excluding accrued but unpaid interest, if any, to, but not including, the Redemption Date), computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points; over

(b) the principal amount of the note, if greater.

“Asset Acquisition” means (1) an Investment by the Company or any Restricted Subsidiary of the Company in any other Person pursuant to which such Person shall become a Restricted Subsidiary of the Company or any Restricted Subsidiary of the Company, or shall be merged with or into the Company or any Restricted Subsidiary of the Company, or (2) the acquisition by the Company or any Restricted Subsidiary of the Company of the assets of any Person (other than a Restricted Subsidiary of the Company) that constitute all or substantially all of the assets of such Person or comprises any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

“Asset Sale” means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer for value by the Company or any of its Restricted Subsidiaries (including any Sale and Leaseback Transaction) to any Person other than the Company or a Wholly Owned Restricted Subsidiary of the Company of: (1) any Capital Stock of any Restricted Subsidiary of the Company; or (2) any other property or assets of the Company or any Restricted Subsidiary of the Company (other than Capital Stock or Indebtedness of any Unrestricted Subsidiary) other than in the ordinary course of business; provided that asset sales or other dispositions shall not include: (a) a transaction or series of related transactions for which the Company or its Restricted Subsidiaries receive aggregate consideration of less than $10.0 million; (b) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company as permitted under “—Merger, Consolidation and Sale of Assets”; (c) any Restricted Payment permitted by the “Limitation on Restricted Payments” covenant or that constitutes a Permitted Investment; (d) the sale or discount, in each case without recourse, of accounts receivable arising in the ordinary course of business, but only in connection with the compromise or collection thereof; (e) disposals or replacements of obsolete or worn out equipment; (f) the grant of Liens not prohibited by the Indenture; (g) the licensing of intellectual property; (h) dispositions of accounts receivable to local distribution companies under guaranteed receivables agreements entered into in the ordinary course of business; (i) the sale of inventory, receivables and other current assets in the ordinary course of business; (j) Sale and Leaseback Transactions permitted under clause 14 of the definition of “Permitted Indebtedness”; (k) the disposition of cash or Cash Equivalents in the ordinary course of business; and (l) any disposition by a Restricted Subsidiary to the Company or by the Company or its Restricted Subsidiary to a Restricted Subsidiary.

“Attributable Debt” means, in respect of a Sale and Leaseback Transaction, the present value, discounted at the interest rate implicit in the sale and leaseback transaction, of the total obligations of the lessee for rental payments during the remaining term of the lease in the sale and leaseback transaction.

“Bank Facility” means any credit agreement, including the Loan Agreement dated February 12, 2009 among Bank of America, N.A., Equinix, Inc. and Equinix Operating Co., Inc., as amended, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including one or more credit agreements, loan agreements or similar agreements or indentures extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings thereunder or adding Restricted Subsidiaries of the Company as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or agreements or any successor or replacement agreement or agreements and whether by the same or any other agent, holders, lender or group of lenders.

“Board of Directors” means, as to any Person, the board of directors (or similar governing body) of such Person or any duly authorized committee thereof.

“Board Resolution” means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Capital Stock” means:

1. with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person, and all options, warrants or other rights to purchase or acquire any of the foregoing; and

2. with respect to any Person that is not a corporation, any and all partnership, membership or other equity interests of such Person, and all options, warrants or other rights to purchase or acquire any of the foregoing.

“Capitalized Lease Obligations” means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

“Cash Equivalents” means:

(a) debt securities denominated in euro, pounds sterling or U.S. dollars to be issued or directly and fully guaranteed or insured by the government of a Participating Member State, the U.K. or the U.S., as applicable, where the debt securities have not more than twelve months to final maturity and are not convertible into any other form of security;

(b) commercial paper denominated in euro, pounds sterling or U.S. dollars maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least P1 from Moody’s and A1 from S&P;

(c) certificates of deposit denominated in euro, pounds sterling or U.S. dollars having not more than twelve months to maturity issued by a bank or financial institution incorporated or having a branch in a Participating Member State in the United Kingdom or the United States, provided that the bank is rated P1 by Moody’s or A1 by S&P;

(d) any cash deposit denominated in euro, pounds sterling or U.S. dollars with any commercial bank or other financial institution, in each case whose long term unsecured, unsubordinated debt rating is at least Aa3 by Moody’s or AA by S&P;

(e) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (a) above entered into with any bank or financial institution meeting the qualifications specified in clause (d) above; and

(f) investments in money market funds which invest substantially all their assets in securities of the types described in clauses (a) through (e) above.

“Change of Control” means the occurrence of one or more of the following events:

1. any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a “Group”), together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of the Indenture);

2. the approval by the holders of Capital Stock of the Company of any plan or proposal for the liquidation or dissolution of the Company (whether or not otherwise in compliance with the provisions of the Indenture); or

3. any Person or Group shall become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Capital Stock of the Company.

“Common Stock” of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person’s common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

“Consolidated Depreciation, Amortization and Accretion Expense” means with respect to any Person for any period, the total amount of depreciation and amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and accretion expense, including the amortization of deferred financing fees or costs of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period:

(a) increased (without duplication) by the following, in each case to the extent deducted in determining Consolidated Net Income for such period:

(1) provision for taxes based on income or profits or capital, including, without limitation, federal, state, franchise and similar taxes and foreign withholding taxes (including any levy, impost, deduction, charge, rate, duty, compulsory loan or withholding which is levied or imposed by a governmental agency, and any related interest, penalty, charge, fee or other amount) of such Person paid or accrued during such period deducted (and not added back) in computing Consolidated Net Income; plus

(2) Consolidated Interest Expense of such Person for such period to the extent the same were deducted (and not added back) in calculating such Consolidated Net Income; plus

(3) Consolidated Depreciation, Amortization and Accretion Expense of such Person for such period to the extent that the same were deducted (and not added back) in computing Consolidated Net Income; plus

(4) any expenses or charges (other than depreciation or amortization expense) related to any Equity Offering or the incurrence of Indebtedness permitted to be incurred in accordance with the Indenture (including a refinancing thereof) (whether or not successful), in each case, deducted (and not added back) in computing Consolidated Net Income; plus

(5) any other Non-cash Charges, including any provisions, provision increases, write-offs or write-downs reducing Consolidated Net Income for such period (provided that if any such Non-cash Charges represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from Consolidated EBITDA to such extent), and excluding amortization of a prepaid cash item that was paid in a prior period; plus

(6) any costs or expenses incurred by the Company or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or stockholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of the Company or net cash proceeds of an issuance of Equity Interest of the Company (other than Disqualified Capital Stock); plus

(7) cash receipts (or any netting arrangements resulting in reduced cash expenditures) not representing Consolidated EBITDA or Consolidated Net Income in any period to the extent non-cash gains relating to such income were deducted in the calculation of Consolidated EBITDA pursuant to clause (b) below for any previous period and not added back; plus

(8) any net loss from disposed or discontinued operations; plus

(9) any net unrealized loss (after any offset) resulting in such period from obligations under any Currency Agreements and the application of FASB Standard No. 139 “Financial Instruments: Recognition and Measurement”; provided that to the extent any such Currency Agreement relates to items included in the preparation of the income statement (as opposed to the balance sheet, as reasonably determined by the Company), the realized loss on a Currency Agreement shall be included to the extent the amount of such hedge gain or loss was excluded in a prior period; plus

(10) any net unrealized loss (after any offset) resulting in such period from (A) currency translation or exchange losses including those (x) related to currency remeasurements of Indebtedness and (y) resulting from hedge agreements for currency exchange risk and (B) changes in the fair value of Indebtedness resulting from changes in interest rates; plus

(11) the amount of any minority interest expense (less the amount of any cash dividends paid in such period to holders of such minority interests); and

(b) decreased (without duplication) by the following, in each case to the extent included in determining Consolidated Net Income for such period:

(1) non-cash gains increasing Consolidated Net Income of such Person for such period, excluding any non-cash gains to the extent they represent the reversal of an accrual or reserve for a potential cash item that reduced Consolidated EBITDA in any prior period and any non-cash gains with respect to cash actually received in a prior period so long as such cash did not increase Consolidated EBITDA in such prior period;

(2) any net gain from disposed or discontinued operations;

(3) any net unrealized gain (after any offset) resulting in such period from obligations under any Currency Agreements and the application of FASB Standard No. 139 “Financial Instruments: Recognition and Measurement”; provided that to the extent any such Currency Agreement relates to items included in the preparation of the income statement (as opposed to the balance sheet, as reasonably determined by the Company), the realized gain on a Currency Agreement shall be included to the extent the amount of such hedge gain or loss was excluded in a prior period; plus

(4) any net unrealized gains (after any offset) resulting in such period from (A) currency translation or exchange gains including those (x) related to currency remeasurements of Indebtedness and (y) resulting from hedge agreements for currency exchange risk and (B) changes in the fair value of Indebtedness resulting from changes in interest rates.

“Consolidated Fixed Charge Coverage Ratio” means, with respect to any Person, the ratio of Consolidated EBITDA of such Person during the four full fiscal quarters (the “Four Quarter Period”) ending prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio for which financial statements are available (the “Transaction Date”) to Consolidated Fixed Charges of such Person for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, “Consolidated EBITDA” and “Consolidated Fixed Charges” shall be calculated after giving effect on a pro forma basis for the period of such calculation to:

1. the incurrence or repayment of any Indebtedness of such Person or any of its Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period; and

2. any asset sales or other dispositions or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any Consolidated EBITDA (including any pro forma expense and cost reductions calculated on a basis consistent with

Regulation S-X promulgated under the Exchange Act) attributable to the assets which are the subject of the Asset Acquisition or asset sale or other disposition during the Four Quarter Period) occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such asset sale or other disposition or Asset Acquisition (including the incurrence, assumption or liability for any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period. If such Person or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Restricted Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness.

Furthermore, in calculating “Consolidated Fixed Charges” for purposes of determining the denominator (but not the numerator) of this “Consolidated Fixed Charge Coverage Ratio”:

1. interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date; and

2. notwithstanding clause 1 above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

“Consolidated Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of:

1. Consolidated Interest Expense; plus

2. the product of (x) the amount of all dividend payments on any series of Preferred Stock of such Person and, to the extent permitted under the Indenture, its Restricted Subsidiaries (other than dividends paid in Qualified Capital Stock and other than dividends paid by a Restricted Subsidiary of such Person to such Person or to a Wholly Owned Restricted Subsidiary of such Person) paid, accrued or scheduled to be paid or accrued during such period times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local income tax rate of such Person, expressed as a decimal.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum of, without duplication:

1. the aggregate of the interest expense of such Person and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, including without limitation: (a) any amortization of debt discount and the amortization or write-off of deferred financing costs, including commitment fees; (b) the net costs under Interest Swap Obligations; (c) all capitalized interest; (d) non-cash interest expense (other than non-cash interest on any convertible or exchangeable debt issued by the Company that exists by virtue of the bifurcation of the debt and equity components of such convertible or exchangeable notes and the application of FSP APB 14-1 (or related accounting pronouncement(s))); (e) commissions, discounts and other fees and charges owed with respect to letters of credit and banker’s acceptance financing; (f) dividends with respect to Disqualified Capital Stock; (g) dividends with respect to Preferred Stock of Restricted Subsidiaries of such Person; (h) imputed interest with respect to sale and leaseback transactions; and (i) the interest portion of any deferred payment obligation; plus

2. the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP; less

3. interest income for such period.

“Consolidated Net Income” means, with respect to any Person, for any period, the aggregate net income (or loss) of such Person and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom (without duplication):

1. any after tax effect of extraordinary, non-recurring or unusual gains or losses (including all fees and expenses relating thereto) or expenses (including relating to the Transaction);

2. any net after tax gains or losses on disposal of disposed, abandoned or discontinued operations;

3. any after tax effect of gains or losses (including all fees and expenses relating thereto) attributable to sale, transfer, license, lease or other disposition of assets or abandonments or the sale, transfer or other disposition of any Equity Interest of any Person other than in the normal course of business;

4. the net income for such period of any Person that is not a Subsidiary, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, except to the extent of cash dividends or distributions paid to the Company or to a Restricted Subsidiary of the Company by such Person;

5. any after tax effect of income (loss) from the early extinguishment of (1) Indebtedness, (2) obligations under any Currency Agreement or (3) other derivative instruments;

6. any impairment charge or asset write-off or write-down, including impairment charges or asset write-offs or write-downs related to intangible assets, long-lived assets, investments in debt and equity securities or as a result of a change in law or regulation, in each case, pursuant to GAAP, and the amortization of intangibles arising pursuant to GAAP;

7. any non-cash compensation charge or expense including any such charge arising from the grants of stock appreciation or similar rights, stock options, restricted stock or other rights;

8. any fees and expenses incurred during such period, or any amortization thereof for such period, in connection with any issuance or repayment of Indebtedness, issuance of Equity Interests, refinancing transaction, amendment or modification of any debt instrument;

9. income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued);

10. in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person’s assets, any earnings of the successor entity prior to such consolidation, merger or transfer of assets;

11. the net income (but not loss) of any Restricted Subsidiary of the referent Person to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is restricted by contract, operation of law or otherwise; and

12. acquisition-related costs resulting from the application of Statements of Financial Accounting Standards No. 141(r).

In addition, to the extent not already included in the Consolidated Net Income of such Person and its Restricted Subsidiaries, notwithstanding anything to the contrary in the foregoing, but without duplication, Consolidated Net Income shall include the amount of proceeds received from business interruption insurance and reimbursements of any expenses and charges that are covered by indemnification or other reimbursement provisions in connection with any Permitted Investment or any sale, conveyance, transfer or other disposition of assets permitted under the Indenture (in each case, whether or not non-recurring).

Notwithstanding the foregoing, for the purpose of the covenant “Limitation on Restricted Payments” only (other than clause (z) of the “Limitation on Restricted Payments” covenant), there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition of Investments (other than Permitted Investments) made by Company and its Restricted Subsidiaries, any repurchases and redemptions of Investments (other than Permitted Investments) from the Company and its Restricted Subsidiaries, any repayments of loans and advances which constitute Investments (other than Permitted Investments) by the Company or any of its Restricted Subsidiaries, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under clause (z) of the “Limitation on Restricted Payments” covenant.

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any Restricted Subsidiary of the Company against fluctuations in currency values.

“Default” means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

“Disqualified Capital Stock” means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event (other than an event which would constitute a Change of Control or an Asset Sale), matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof (except, in each case, upon the occurrence of a Change of Control or an Asset Sale), in each case, on or prior to the final maturity date of the notes.

“Domestic Restricted Subsidiary” means a Restricted Subsidiary incorporated or otherwise organized or existing under the laws of the United States, any state thereof or the District of Columbia.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

“Equity Offering” means any public or private sale of Common Stock or Preferred Stock of the Company (excluding Disqualified Stock), other than:

(a) public offerings with respect to the Company’s or any direct or indirect parent company’s Common Stock registered on Form S-4 or Form S-8 (or similar forms under non-U.S. law);

(b) issuances to any Subsidiary of the Company;

(c) issuances pursuant to the exercise of options or warrants outstanding on the date hereof;

(d) issuances upon conversion of securities convertible into Common Stock outstanding on the date hereof;

(e) issuances in connection with an acquisition of property in a transaction entered into on an arm’s-length basis; and

(f) issuances pursuant to employee stock plans.

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and any successor statute.

“fair market value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value shall be determined by the Board of Directors of the Company or any duly appointed officer of the Company or a Restricted Subsidiary, as applicable, acting reasonably and in good faith and, in respect of any asset or property with a fair market value in excess of $15.0 million, shall be determined by the Board of Directors of the Company and shall be evidenced by a Board Resolution of the Board of Directors of the Company delivered to the Trustee.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Issue Date.

“Guarantee” means a guarantee of the notes by a Guarantor.

“Guarantor” means each of the Company’s Domestic Restricted Subsidiaries that in the future executes a supplemental indenture in which such Domestic Restricted Subsidiary agrees to be bound by the terms of the Indenture as a Guarantor; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its respective Guarantee is released in accordance with the terms of the Indenture.

“Indebtedness” means with respect to any Person, without duplication:

(1) all Obligations of such Person for borrowed money;

(2) all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) all Capitalized Lease Obligations and all Attributable Debt of such Person;

(4) all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding (i) trade accounts payable and other accrued liabilities arising in the ordinary course of business that are not overdue by 120 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and (ii) any earn-out obligation until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP);

(5) all Obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction (other than obligations with respect to letters of credit (A) securing Obligations (other than Obligations described in (1)-(4) above) entered into the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the fifth business day following receipt by such Person of a demand for reimbursement following payment on the letter of credit) or (B) that are otherwise cash collateralized;

(6) guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (1) through (5) above and clause (8) below;

(7) all Obligations of any other Person of the type referred to in clauses (1) through (6) that are secured by any Lien on any property or asset of such Person, the amount of such Obligation being deemed to be the lesser of the fair market value of such property or asset or the amount of the Obligation so secured;

(8) all Obligations under Currency Agreements and Interest Swap Obligations of such Person; and

(9) all Disqualified Capital Stock issued by such Person or Preferred Stock issued by such Person’s non-Domestic Restricted Subsidiaries which are not Guarantors with the amount of Indebtedness represented by such Disqualified Capital Stock or Preferred Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any.

For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock.

“Independent Financial Advisor” means a firm: (1) that does not, and whose directors, officers and employees or Affiliates do not, have a direct or indirect financial interest in the Company; and (2) that, in the judgment of the Board of Directors of the Company, is otherwise independent and qualified to perform the task for which it is to be engaged.

“Interest Swap Obligations” means the obligations of any Person pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

“Investment” means, with respect to any Person, any direct or indirect loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any other Person. “Investment” shall exclude extensions of trade credit by the Company and its Restricted Subsidiaries on commercially reasonable terms in accordance with normal trade practices of the Company or such Restricted Subsidiary, as the case may be, and, in the case of the Company and its Restricted Subsidiaries, intercompany loans, advances or Indebtedness having a term not exceeding 364 days and made in the ordinary course of business consistent with past practice. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Common Stock of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Common Stock of such Restricted Subsidiary not sold or disposed of. The amount of any Investment outstanding at any time shall be the original cost of such Investment, reduced by any dividend, distribution, interest payment, return of capital, repayment or other amount received in cash by the Company or a restricted subsidiary in respect of such Investment.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or equivalent) by Moody’s or BBB- (or equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Issue Date” means March 3, 2010.

“Lien” means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

“Material Subsidiary” means a “significant subsidiary” as defined in Rule 1.02(w) of Regulation S-X under the Securities Act.

“Moody’s” means Moody’s Investors Service, Inc., or any successor to the rating agency business thereof.

“Net Cash Proceeds” means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or

Cash Equivalents (other than the portion of any such deferred payment constituting interest) received by the Company or any of its Restricted Subsidiaries from such Asset Sale net of:

1. reasonable out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions);

2. taxes paid or payable after taking into account any reduction in consolidated tax liability due to available tax credits or deductions and any tax sharing arrangements;

3. repayment of Indebtedness (other than Indebtedness under the Bank Facility) that is secured by the property or assets that are the subject of such Asset Sale; and

4. appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends or distributions.

“Non-cash Charges” means, with respect to any Person, (a) losses on asset sales, disposals or abandonments, (b) any impairment charge or asset write-off related to intangible assets, long-lived assets, and investments in debt and equity securities pursuant to GAAP, (c) all losses from investments recorded using the equity method, (d) stock-based awards compensation expense, and (e) other non-cash charges (provided that if any non-cash charges referred to in this clause (e) represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from Consolidated EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period).

“Obligations” means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Pari Passu Indebtedness” means any Indebtedness of the Company or any Guarantor that ranks pari passu in right of payment with the notes or any Guarantee of such Guarantor, as applicable.

“Participating Member State” means each state, so described in any European Monetary Union legislation, which was a participating member state on December 31, 2003.

“Permitted Asia Pacific Debt” means up to $200.0 million of Indebtedness at any one time outstanding incurred by one or more Restricted Subsidiaries constituting part of the Company’s Asia Pacific region, which may be incurred under one or more Bank Facilities.

“Permitted Investments” means:

(1) Investments by the Company or any Restricted Subsidiary of the Company in any Person that is or will become immediately after such Investment a Restricted Subsidiary of the Company or that will merge or consolidate into the Company or a Restricted Subsidiary of the Company and other Investments to the extent constituting intercompany Indebtedness permitted under clause 6 or 7 of the definition of “Permitted Indebtedness”;

(2) Investments in the Company by any Restricted Subsidiary of the Company; provided that any Indebtedness evidencing such Investment and held by a Restricted Subsidiary that is not a Wholly Owned Restricted Subsidiary that is a Guarantor is unsecured and subordinated, pursuant to a written agreement, to the Company’s obligations under the notes and the Indenture;

(3) Investments in cash and Cash Equivalents;

(4) loans and advances to employees, directors and officers of the Company and its Restricted Subsidiaries in the ordinary course of business for bona fide business purposes not in excess of $5.0 million at any one time outstanding;

(5) Currency Agreements and Interest Swap Obligations entered into in the ordinary course of the Company’s or its Restricted Subsidiaries’ businesses and otherwise in compliance with the Indenture;

(6) additional Investments (other than any Investments in any direct or indirect parent company of the Company) not to exceed 5.0% of Total Assets at any one time outstanding;

(7) Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers or in good faith settlement of delinquent obligations of such trade creditors or customers;

(8) Investments made by the Company or its Restricted Subsidiaries as a result of consideration received in connection with an Asset Sale made in compliance with the “Limitation on Asset Sales” covenant;

(9) Investments resulting from the creation of Liens on the assets of the Company or any of its Restricted Subsidiaries in compliance with the “Limitation on Liens” covenant;

(10) Investments represented by guarantees that are otherwise permitted under the Indenture;

(11) Investments the payment for which is Qualified Capital Stock of the Company;

(12) Investments existing as of the Issue Date, and any extension, modification or renewal of any such Investments, but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases thereof (other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities), in each case, pursuant to the terms of such Investment as in effect on the Issue Date;

(13) Investments in Permitted Joint Ventures, not to exceed 2.5% of Total Assets at any one time outstanding;

(14) receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

(15) lease, utility and other similar deposits in the ordinary course of business;

(16) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments; and

(17) capped call(s), call spread(s) or bond hedge and warrant transaction(s) entered into by the Company concurrently with the issuance of convertible or exchangeable debt to hedge the Company’s stock price risk with respect to such debt that are deemed necessary or advisable to effect such hedge in the good faith judgment of the Board of Directors of Equinix.

“Permitted Joint Venture” means any Person owned 50% or more by the Company and/or any of its Restricted Subsidiaries if (A) such Person is engaged in a business related to that of the Company or any

Restricted Subsidiary and (B) the Company or any of its Restricted Subsidiaries has the right to appoint at least half of the Board of Directors of such Person.

“Permitted Liens” means the following types of Liens:

(1) Liens for taxes, assessments or governmental charges or claims either (a) not delinquent or (b) contested in good faith by appropriate proceedings and as to which the Company or its Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

(2) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

(3) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

(4) judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

(5) easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

(6) any interest or title of a lessor under any Capitalized Lease Obligation; provided that such Liens do not extend to any property or assets which is not leased property subject to such Capitalized Lease Obligation (other than other property that is subject to a separate lease from such lessor or any of its Affiliates);

(7) Liens securing Purchase Money Indebtedness incurred in the ordinary course of business; provided that (a) such Purchase Money Indebtedness shall not exceed the purchase price or other cost of such property or equipment and shall not be secured by any property or equipment of the Company or any Restricted Subsidiary of the Company other than the property and equipment so acquired or other property that was acquired from such seller or any of its Affiliates with the proceeds of Purchase Money Indebtedness and (b) the Lien securing such Purchase Money Indebtedness shall be created within 360 days of such acquisition;

(8) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(9) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

(10) Liens securing Interest Swap Obligations which Interest Swap Obligations relate to Indebtedness that is otherwise permitted under the Indenture;

(11) Liens securing Indebtedness under Currency Agreements;

(12) Liens securing Acquired Indebtedness incurred in accordance with the “Limitation on Incurrence of Additional Indebtedness” covenant; provided that

(a) such Liens secured such Acquired Indebtedness at the time of and prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company and were not granted in connection with, or in anticipation of, the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company; and

(b) such Liens do not extend to or cover any property or assets of the Company or of any of its Restricted Subsidiaries other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of the Company or a Restricted Subsidiary of the Company and are no more favorable to the lienholders than those securing the Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company;

(13) Liens on assets of a Restricted Subsidiary of the Company that is not a Guarantor to secure Indebtedness of such Restricted Subsidiary that is otherwise permitted under the Indenture;

(14) leases, subleases, licenses and sublicenses granted to others that do not materially interfere with the ordinary course of business of the Company and its Restricted Subsidiaries;

(15) banker’s Liens, rights of setoff and similar Liens with respect to cash and Cash Equivalents on deposit in one or more bank accounts in the ordinary course of business;

(16) Liens arising from filing Uniform Commercial Code financing statements regarding leases;

(17) Liens in favor of customs and revenue authorities arising as a matter of law to secure payments of customs duties in connection with the importation of goods;

(18) Liens (a) on inventory held by and granted to a local distribution company in the ordinary course of business and (b) in accounts purchased and collected by and granted to a local distribution company that has agreed to make payments to the Company or any of its Restricted Subsidiaries for such amounts in the ordinary course of business;

(19) [Intentionally Omitted];

(20) Liens securing Indebtedness in respect of Sale and Leaseback Transactions permitted pursuant to clause 14 of the definition of “Permitted Indebtedness”; and

(21) Liens with respect to obligations (including Indebtedness) of the Company or any of its Restricted Subsidiaries otherwise permitted under the Indenture that do not exceed 2.0% of Total Assets at any one time outstanding.

“Person” means an individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

“Preferred Stock” of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

“Public Debt Securities” means any debt securities of the Company or any Domestic Restricted Subsidiary that (a) are or become registered with the Commission (whether pursuant to a registration statement under the Securities Act or otherwise pursuant to the Exchange Act) and/or (b) contain or require the Company or such Domestic Restricted Subsidiary to provide financial information substantially consistent with the financial information required by Regulation S-K and S-X promulgated under the Securities Act and Exchange Act.

“Purchase Money Indebtedness” means Indebtedness of the Company and its Restricted Subsidiaries incurred in the normal course of business for the purpose of financing all or any part of the purchase price, or the cost of installation, construction or improvement, of property or equipment.

“Qualified Capital Stock” means any Capital Stock that is not Disqualified Capital Stock.

“Rating Agency” means (1) each of Moody’s and S&P and (2) if Moody’s or S&P ceases to rate the notes for reasons outside of the Company’s control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by the Company as a replacement agency for Moody’s or S&P, as the case may be.

“Refinance” means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means any Refinancing or successive Refinancings by the Company or any Restricted Subsidiary of the Company of Indebtedness incurred in accordance with the “Limitation on Additional Indebtedness” covenant (other than pursuant to clauses 2, 4, 5, 6, 7, 8, 9, 10, 11, 13, 14, 16 or 18 of the definition of “Permitted Indebtedness”), in each case that does not:

(1) result in an increase in the aggregate principal amount of Indebtedness of such Person as of the date of such proposed Refinancing (plus the amount of all accrued interest and any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of reasonable fees and expenses incurred by the Company in connection with such Refinancing); or

(2) create Indebtedness with: (a) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced; or (b) a final maturity earlier than the final maturity of the Indebtedness being Refinanced; provided that (x) if such Indebtedness being Refinanced is Indebtedness solely of the Company (and is not otherwise guaranteed by a Restricted Subsidiary of the Company), then such Refinancing Indebtedness shall be Indebtedness solely of the Company and (y) if such Indebtedness being Refinanced is subordinate or junior to the notes or any Guarantee, then such Refinancing Indebtedness shall be subordinate to the notes or such Guarantee, as the case may be, at least to the same extent and in the same manner as the Indebtedness being Refinanced.

“Restricted Subsidiary” of any Person means any Subsidiary of such Person which at the time of determination is not an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Group, Inc., or any successor to the rating agency business thereof.

“Sale and Leaseback Transaction” means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to the Company or a Restricted Subsidiary of any property, whether owned by the Company or any Restricted Subsidiary at the Issue Date or later acquired, which has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such Property.

“Securities Act” means the Securities Act of 1933, as amended from time to time, and any successor statute.

“Subordinated Indebtedness” means Indebtedness of the Company or any Guarantor that is subordinated or junior in right of payment to the notes or any Guarantee of such Guarantor, as the case may be.

“Subsidiary”, with respect to any Person, means:

(1) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person; or

(2) any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

“Total Assets” means, at the time of determination, the total consolidated assets of the Company and its Subsidiaries, as shown on the most recent balance sheet of the Company.

“Treasury Rate” means, as of any Redemption Date, the yield to maturity as of such Redemption Date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to March 1, 2014; provided, however, that if the period from the Redemption Date to March 1, 2014 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unrestricted Subsidiary” of any Person means:

(1) any Subsidiary of such Person that at the time of determination shall be or continue to be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Company may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided that:

(1) the Company certifies to the Trustee that such designation complies with the “Limitation on Restricted Payments” covenant; and

(2) each Subsidiary to be so designated and each of its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries.

For purposes of making the determination of whether any such designation of a Subsidiary as an Unrestricted Subsidiary complies with the “Limitation on Restricted Payments” covenant, the portion of the fair market value of the net assets of such Subsidiary of the Company at the time that such Subsidiary is designated as an Unrestricted Subsidiary that is represented by the interest of the Company and its Restricted Subsidiaries in such Subsidiary, in each case as determined in good faith by the Board of Directors of the Company, shall be deemed to be an Investment. Such designation will be permitted only if such Investment would be permitted at such time under the “Limitation on Restricted Payments” covenant.

The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if:

(1) immediately after giving effect to such designation, the Company is able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the “Limitation on Incurrence of Additional Indebtedness” covenant; and

(2) immediately before and immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the foregoing provisions.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the then outstanding aggregate principal amount of such Indebtedness into (b) the sum of the total of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

“Wholly Owned Restricted Subsidiary” means a Restricted Subsidiary, all of the Capital Stock of which (other than directors’ qualifying shares) is owned by the Company or another Wholly Owned Restricted Subsidiary.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following are the material U.S. federal income tax consequences of ownership and disposition of the notes. This discussion only applies to notes that are:

•

held by those initial holders who purchased such notes in this offering at the “issue price,” which will equal the first price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the notes is sold for money; and

•	held as capital assets.

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances, including alternative minimum tax consequences, or tax consequences applicable to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers in securities;

•	persons holding notes as part of a hedge, “straddle,” integrated transaction or similar transactions;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes; or

•	tax-exempt entities.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding notes and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of holding and disposing of the notes.

This summary is based on the Internal Revenue Code of 1986, as amended to the date hereof, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. Persons considering the purchase of notes are urged to consult their tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Tax Consequences to U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The term “U.S. Holder” also includes certain former citizens and residents of the United States.

Potential Contingent Payment Debt Treatment.    Under certain circumstances, Equinix may pay holders amounts in excess of the stated interest and principal payable on the notes or may pay amounts prior to the normally scheduled payment dates. For instance, Equinix would be required to offer to repurchase notes in the circumstances described under “Description of Notes—Certain Covenants—Limitation on Asset Sales” and “Description of Notes—Change of Control.” Similarly, Equinix would generally be permitted to repurchase notes at any time prior to March 1, 2013 with the cash proceeds of an Equity Offering, as described under “Description of Notes—Redemption.” Although the issue is not free from doubt, Equinix intends to take the position that the possibility of such payments does not result in the notes being treated as contingent payment debt instruments under the applicable Treasury Regulations. Equinix’s position is not binding on the Internal Revenue Service (the “IRS”). If the IRS successfully takes a contrary position, U.S. Holders would be required to treat any gain recognized on the sale or other disposition of the notes as ordinary income rather than as capital gain. Furthermore, U.S. Holders would be required to accrue interest income on a constant yield basis at an assumed yield determined at the time of issuance of the notes, with adjustments to such accruals when any contingent payments are made that differ from the payments calculated based on the assumed yield. U.S. Holders should consult their tax advisors regarding the tax consequences of the notes being treated as contingent payment debt instruments. The remainder of this discussion assumes that the notes are not treated as contingent payment debt instruments.

Payments of Interest.    Stated interest paid on a note will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder’s method of accounting for federal income tax purposes.

Original Issue Discount.    For U.S. federal income tax purposes, if the principal amount of a note exceeds the issue price by more than a de minimis amount, as determined under the applicable Treasury Regulations, the excess is treated as “original issue discount.” In such a case, U.S. Holders of notes would be required to include such original issue discount in income (as ordinary income) for federal income tax purposes as it accrues, in accordance with a constant yield method based on a compounding of interest, before the receipt of cash payments attributable to this income. Under this method, U.S. Holders generally would be required to include in income increasingly greater amounts of original issue discount in successive accrual periods. Accrued original issue discount would increase the U.S. Holder’s tax basis in the notes and any payments on the notes, other than payments of stated interest, would decrease the tax basis.

A U.S. Holder may be permitted to make an election to include in gross income all interest that accrues on a note (including stated interest, acquisition discount, original issue discount, de minimis original issue discount, market discount, de minimis market discount, and unstated interest, as adjusted by any amortizable bond premium or acquisition premium) in accordance with a constant yield method based on the compounding of interest (“constant yield election”).

Sale, Exchange, Redemption or Retirement of the Notes.    Upon the sale, exchange, redemption or retirement of a note, a U.S. Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and the U.S. Holder’s tax basis in the note. For these purposes, the amount realized does not include any amount attributable to accrued interest. Amounts attributable to accrued interest are treated as interest as described under “—Payments of Interest” above.

Gain or loss realized on the sale, exchange or retirement of a note will generally be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange or retirement the note has been held for more than one year. Long term capital gains recognized by non-corporate U.S. Holders will be subject to reduced tax rates. The deductibility of capital losses may be subject to limitations.

Possible Effect of a Consolidation or Merger.    In certain situations, Equinix may consolidate or merge into another entity (as described above under “Description of Notes—Change in Control” and “Description of Notes—Consolidation, Merger and Sale of Assets”). Depending on the circumstances, a change in the obligor of the notes as a result of the consolidation or merger could result in a deemed taxable exchange to a U.S. Holder and the modified note could be treated as newly issued at that time, potentially resulting in the recognition of taxable gain or loss.

Backup Withholding and Information Reporting.    Information returns will generally be filed with the IRS in connection with payments on the notes (including accruals of original issued discount, if any) and the proceeds from a sale, exchange, redemption, retirement or other disposition of the notes. A U.S. Holder will be subject to backup withholding on these payments if the U.S. Holder fails to provide its taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Tax Consequences to Non-U.S. Holders

As used herein, the term “Non-U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

“Non-U.S. Holder” does not include a nonresident alien individual present in the United States for 183 days or more in the taxable year of disposition of the notes. Such a holder is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of the notes.

Payments on the Notes.    Subject to the discussion below concerning backup withholding, payments of principal, interest (including original issue discount, if any) and premium on the notes by Equinix or any paying agent to any Non-U.S. Holder will not be subject to U.S. federal withholding tax, provided that, in the case of interest,

•

the Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of stock of Equinix entitled to vote and is not a controlled foreign corporation related, directly or indirectly, to Equinix through stock ownership; and

•	the beneficial owner of the note certifies on a properly executed IRS Form W-8BEN, under penalties of perjury, that it is not a United States person.

If a Non-U.S. Holder of a note is engaged in a trade or business in the United States, and if interest (including original issue discount, if any) on the note is effectively connected with the conduct of this trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraph, will generally be taxed in the same manner as a U.S. Holder (see “Tax Consequences to U.S. Holders” above), except that the Non-U.S. Holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from the withholding tax discussed in the preceding paragraph. Holders are urged to consult their own tax advisors regarding whether an applicable income tax treaty provides for a different result and regarding other U.S. tax consequences of the ownership and disposition of notes including the possible imposition of a branch profits tax at a rate of 30% (or a lower treaty rate) on its effectively connected earnings and profits attributable to its notes.

Sale, Exchange or Other Disposition of Notes.    Subject to the discussion below concerning backup withholding, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain recognized on a sale or other disposition of notes, unless the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, subject to an applicable income tax treaty providing otherwise.

If a Non-U.S. Holder is engaged in a trade or business in the United States and gain recognized by the Non-U.S. Holder on a sale or other disposition of notes is effectively connected with a conduct of such trade or business, the Non-U.S. Holder will generally be taxed in the same manner as a U.S. Holder (see “Tax Consequences to U.S. Holders” above), subject to an applicable income tax treaty providing otherwise. Non-U.S.

Holders whose gain from dispositions of notes may be effectively connected with a conduct of a trade or business in the United States are urged to consult their own tax advisors with respect to the U.S. tax consequences of the ownership and disposition of notes, including the possible imposition of an additional branch profits tax imposed at a rate of 30% (or a lower treaty rate).

Backup Withholding and Information Reporting.    Information returns will be filed with the IRS in connection with payments on the notes (including accruals of original issue discount, if any). Unless the Non-U.S. Holder complies with certification procedures to establish that it is not a United States person, information returns may be filed with the IRS in connection with the proceeds from a sale or other disposition of the notes and the Non-U.S. Holder may be subject to backup withholding on payments on the notes or on the proceeds from a sale or other disposition of the notes. The certification procedures required to claim the exemption from withholding tax on interest described above will satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

UNDERWRITING

Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. are acting as joint bookrunning managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter’s name.

Underwriter	Principal Amount of Notes
Citigroup Global Markets Inc.	$358,925,000
J.P. Morgan Securities Inc.	262,500,000
Banc of America Securities LLC	25,715,000
Barclays Capital Inc.	25,715,000
Goldman, Sachs & Co.	25,715,000
ING Financial Markets LLC	25,715,000
RBS Securities Inc.	25,715,000

Total	$750,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.375% of the principal amount of the notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.25% of the principal amount of the notes. If all the notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

We have agreed that, for a period of 45 days from the date of this prospectus, we will not, without the prior written consent of Citigroup Global Markets Inc., offer, sell, or contract to sell, or otherwise dispose of, directly or indirectly, or announce the offering of, any debt securities issued or guaranteed by us pursuant to an indenture. Citigroup Global Markets Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at anytime without notice.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by Equinix, Inc.
Per note	1.75%

The underwriters have agreed to reimburse us for a portion of our out-of-pocket expenses in connection with the offering. We estimate that our total expenses for this offering will be $600,000.

In connection with the offering, the underwriters may purchase and sell notes in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of notes than they are required to purchase in the offering.

•	Covering transactions involve purchases of notes in the open market after the distribution has been completed in order to cover short positions.

•	Stabilizing transactions involve bids to purchase notes so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

The underwriters have performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. Certain affiliates of the underwriters act as lenders and/or agents under our bank facilities. J.P. Morgan Securities Inc. is our financial advisor in connection with our proposed acquisition of Switch and Data. In addition, certain affiliates of the underwriters act as lenders and/or agents under the Switch and Data credit facilities.

Conflicts of Interest

Because Goldman, Sachs & Co. and/or its affiliates beneficially own more than 10% of our common stock prior to the closing of this offering, Goldman, Sachs & Co. may be deemed to have a “conflict of interest” with us under NASD Rule 2720 of the Financial Industry Regulatory Authority (formerly known as the National Association of Securities Dealers, Inc., or NASD) (“FINRA”). Because all of the members primarily responsible for managing the public offering do not have a conflict of interest, are not affiliates of any member that does have a conflict of interest, and meet the requirements of NASD Rule 2720(f)(12)(E), FINRA does not require that we use a qualified independent underwriter for this offering.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of notes described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the notes that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined below) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of notes described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the notes have not authorized and do not authorize the making of any offer of notes through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the notes as contemplated in this prospectus. Accordingly, no purchaser of the notes, other than the underwriters, is authorized to make any further offer of the notes on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the notes described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The notes have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the notes has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the notes to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The notes may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The notes may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance

(Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The notes offered in this prospectus have not been registered under the Securities and Exchange Law of Japan. The notes have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

LEGAL MATTERS

The legality of the notes offered hereby will be passed upon for us by Davis Polk & Wardwell LLP, Menlo Park, California. Certain legal matters will be passed upon for the underwriters by Cahill Gordon & Reindel LLP, New York, New York.

EXPERTS

The financial statements as of December 31, 2009 and December 31, 2008 and for each of the three years in the period ended December 31, 2009 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2009 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Stockholders of Equinix, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders’ equity and other comprehensive income, and of cash flows present fairly, in all material respects, the financial position of Equinix, Inc. (the “Company”) and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

San Jose, CA

February 22, 2010

EQUINIX, INC.

Consolidated Balance Sheets

(in thousands, except share and per share data)

	December 31,
	2009	2008
Assets
Current assets:
Cash and cash equivalents	$346,056	$220,207
Short-term investments	248,508	42,112
Accounts receivable, net of allowance for doubtful accounts of $1,720 and $2,037	64,767	66,029
Current portion of deferred tax assets, net	46,822	35,936
Other current assets	21,734	15,227

Total current assets	727,887	379,511
Long-term investments	9,803	45,626
Property, plant and equipment, net	1,808,115	1,492,830
Goodwill	381,050	342,829
Intangible assets, net	51,015	50,918
Deferred tax assets, net	5,171	65,228
Other assets	55,109	57,794

Total assets	$3,038,150	$2,434,736

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$99,053	$74,317
Accrued property, plant and equipment	109,876	89,518
Current portion of capital lease and other financing obligations	6,452	4,499
Current portion of mortgage and loans payable	58,912	52,054
Current portion of convertible debt	—	19,150
Other current liabilities	41,166	50,455

Total current liabilities	315,459	289,993
Capital lease and other financing obligations, less current portion	154,577	133,031
Mortgage and loans payable, less current portion	371,322	386,446
Convertible debt, less current portion	893,706	608,510
Other liabilities	120,603	100,095

Total liabilities	1,855,667	1,518,075

Commitments and contingencies (Note 14)

Stockholders’ equity:
Preferred stock, $0.001 par value per share; 100,000,000 shares authorized in 2009 and 2008; zero shares issued and outstanding in 2009 and 2008	—	—
Common stock, $0.001 par value per share; 300,000,000 shares authorized in 2009 and 2008; 39,315,250 and 37,745,366 shares issued and outstanding in 2009 and 2008	39	38
Additional paid-in capital	1,665,662	1,524,834
Accumulated other comprehensive loss	(97,238)	(152,800)
Accumulated deficit	(385,980)	(455,411)

Total stockholders’ equity	1,182,483	916,661

Total liabilities and stockholders’ equity	$3,038,150	$2,434,736

See accompanying notes to consolidated financial statements.

EQUINIX, INC.

Consolidated Statements of Operations

(in thousands, except per share data)

	Years ended December 31,
	2009	2008	2007
Revenues	$882,509	$704,680	$419,442

Costs and operating expenses:
Cost of revenues	483,420	414,799	263,768
Sales and marketing	63,584	66,913	40,719
General and administrative	155,324	146,564	105,794
Restructuring charges	(6,053)	3,142	407
Acquisition costs	5,155	—	—
Gains on asset sales	—	—	(1,338)

Total costs and operating expenses	701,430	631,418	409,350

Income from operations	181,079	73,262	10,092
Interest income	2,384	8,940	15,406
Interest expense	(74,232)	(61,677)	(32,014)
Other-than temporary impairment loss on investments	(2,590)	(1,527)	—
Other income	2,387	1,307	3,047
Loss on debt extinguishment and conversion	—	—	(5,949)

Income (loss) before income taxes	109,028	20,305	(9,418)
Income tax benefit (expense)	(39,597)	87,619	(473)

Net income (loss)	$69,431	$107,924	$(9,891)

Earnings (loss) per share:
Basic earnings per share	$1.80	$2.91	$(0.30)

Weighted-average shares	38,488	37,120	32,595

Diluted earnings per share	$1.75	$2.79	$(0.30)

Weighted-average shares	39,676	41,582	32,595

See accompanying notes to consolidated financial statements.

EQUINIX, INC.

Consolidated Statements of Stockholders’ Equity and Other Comprehensive Income (Loss)

For the Three Years Ended December 31, 2009

(in thousands, except share data)

	Common stock		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total stockholders’ equity
	Shares	Amount
Balances as of December 31, 2006	29,516,927	$29	$904,573	$3,870	$(553,444)	$355,028
Issuance of common stock upon follow-on offering	4,211,939	4	339,904	—	—	339,908
Issuance of common stock upon exercise of common stock options and vesting of restricted stock	1,336,049	2	31,583	—	—	31,585
Issuance of common stock upon conversion of convertible subordinated debentures	1,367,090	2	53,227	—	—	53,229
Issuance of common stock under employee stock purchase plans	120,787	—	4,771	—	—	4,771
Issuance of stock upon exercise of stock warrants	8,446	—	—	—	—	—
Issuance of 2.50% convertible subordinated notes	—	—	52,263	—	—	52,263
Stock-based compensation, net of estimated forfeitures	—	—	42,857	—	—	42,857
Comprehensive income (loss):
Net loss	—	—	—	—	(9,891)	(9,891)
Foreign currency translation loss	—	—	—	(8,069)	—	(8,069)
Unrealized gain on investments, net of tax of $0	—	—	—	311	—	311

Net comprehensive loss	—	—	—	(7,758)	(9,891)	(17,649)

Balances as of December 31, 2007	36,561,238	37	1,429,178	(3,888)	(563,335)	861,992
Issuance of common stock upon exercise of common stock options and vesting of restricted stock	733,130	1	19,914	—	—	19,915
Issuance of common stock under employee stock purchase plans	119,354	—	6,315	—	—	6,315
Issuance of common stock upon conversion of convertible subordinated debentures	331,644	—	13,072	—	—	13,072
Tax benefit from employee stock plans	—	—	696	—	—	696
Stock-based compensation, net of estimated forfeitures	—	—	55,659	—	—	55,659
Comprehensive income (loss):
Net income	—	—	—	—	107,924	107,924
Foreign currency translation loss	—	—	—	(142,140)	—	(142,140)
Unrealized loss on interest rate swaps, net of tax of $4,660	—	—	—	(6,350)	—	(6,350)
Unrealized loss on investments, net of tax of $169	—	—	—	(422)	—	(422)

Net comprehensive loss	—	—	—	(148,912)	107,924	(40,988)

Balances as of December 31, 2008	37,745,366	38	1,524,834	(152,800)	(455,411)	916,661
Issuance of common stock upon exercise of common stock options and vesting of restricted stock	933,212	1	30,388	—	—	30,389
Issuance of common stock under employee stock purchase plans	151,863	—	6,617	—	—	6,617
Issuance of common stock upon conversion of convertible subordinated debentures	484,809	—	19,150	—	—	19,150
Tax benefit from employee stock plans	—	—	514	—	—	514
Issuance of 4.75% convertible subordinated notes	—	—	80,010	—	—	80,010
Issuance of capped call	—	—	(49,654)	—	—	(49,654)
Stock-based compensation, net of estimated forfeitures	—	—	53,803	—	—	53,803
Comprehensive income (loss):
Net income	—	—	—	—	69,431	69,431
Foreign currency translation gain, net of tax of $1,485	—	—	—	53,624	—	53,624
Unrealized gain on interest rate swaps, net of tax of $1,191	—	—	—	1,418	—	1,418
Unrealized gain on investments, net of tax of $373	—	—	—	520	—	520

Net comprehensive income	—	—	—	55,562	69,431	124,993

Balances as of December 31, 2009	39,315,250	$39	$1,665,662	$(97,238)	$(385,980)	$1,182,483

See accompanying notes to consolidated financial statements.

EQUINIX, INC.

Consolidated Statements of Cash Flows

(in thousands)

	Years ended December 31,
	2009	2008	2007
Cash flows from operating activities:
Net income (loss)	$69,431	$107,924	$(9,891)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	167,975	152,437	97,910
Stock-based compensation	53,056	55,085	42,731
Restructuring charges	(6,053)	3,142	407
Amortization of intangible assets	5,555	6,610	2,193
Accretion of asset retirement obligation & accrued restructuring charges	1,581	1,682	3,136
Amortization of debt issuance costs and debt discount	18,791	11,523	7,907
Allowance for doubtful accounts	(15)	1,582	94
Realized net (gains) losses on investments	2,579	(498)	(934)
Gains on asset sales	—	—	(1,338)
Gain on foreign currency hedge	—	—	(1,494)
Other items	1,149	1,466	(153)
Changes in operating assets and liabilities:
Accounts receivable	2,277	(9,152)	(17,997)
Deferred tax assets, net	27,981	(94,229)	(5,995)
Other assets	(10,371)	(7,137)	12,460
Accounts payable and accrued expenses	22,762	9,937	(6,682)
Accrued restructuring charges	(1,771)	(2,763)	(13,669)
Other liabilities	565	29,949	11,335

Net cash provided by operating activities	355,492	267,558	120,020

Cash flows from investing activities:
Purchases of investments	(379,644)	(240,556)	(114,322)
Sales of investments	27,420	131,631	16,000
Maturities of investments	179,566	114,361	80,221
Purchase of Los Angeles IBX property	—	—	(49,059)
Purchase of San Jose IBX property	—	—	(71,471)
Purchase of IXEurope, net of cash acquired	—	—	(541,792)
Purchase of Virtu, net of cash acquired	—	(23,241)	—
Purchase of Upminster, net of cash acquired	(28,176)	—	—
Purchases of other property, plant and equipment	(369,542)	(447,032)	(376,836)
Proceeds from asset sales	—	—	1,657
Purchase of restricted cash	(896)	(14,234)	(598)
Release of restricted cash	13,015	1,031	—
Other investing activities, net	79	—	1,475

Net cash used in investing activities	(558,178)	(478,040)	(1,054,725)

Cash flows from financing activities:
Proceeds from employee equity awards	37,006	26,230	36,356
Proceeds from issuance of common stock	—	—	339,908
Proceeds from loans payable	29,474	142,373	149,606
Proceeds from convertible debt	373,750	—	645,986
Repayment of capital leases and other financing obligations	(5,279)	(3,832)	(2,406)
Repayment of mortgage and notes payable	(51,118)	(19,296)	(2,150)
Capped call costs	(49,664)	—	—
Debt issuance costs	(8,220)	(948)	(22,287)
Other financing activities, net	(2,351)	579	—

Net cash provided by financing activities	323,598	145,106	1,145,013

Effect of foreign currency exchange rates on cash and cash equivalents	4,937	(5,050)	(2,238)
Net increase (decrease) in cash and cash equivalents	125,849	(70,426)	208,070
Cash and cash equivalents at beginning of year	220,207	290,633	82,563

Cash and cash equivalents at end of year	$346,056	$220,207	$290,633

Supplemental disclosure of cash flow information:
Cash paid for taxes	$9,290	$98	$242

Cash paid for interest	$63,281	$53,373	$26,900

See accompanying notes to consolidated financial statements.

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Equinix, Inc. (“Equinix” or the “Company”) was incorporated in Delaware on June 22, 1998. Equinix provides global data center services. Global enterprises, content providers, financial companies and network service providers rely upon Equinix’s insight and expertise to protect and connect their most valued information assets. The Company operates 49 International Business Exchange (“IBX”) data centers, or IBX data centers, across 18 markets in North America, Europe and Asia-Pacific where customers directly interconnect with a network ecosystem of partners and customers. More than 360 network service providers offer access to more than 90% of the world’s Internet routes inside the Company’s IBX data centers. This access to Internet routes provides Equinix customers improved reliability and streamlined connectivity while significantly reducing costs by reaching a critical mass of networks within a centralized physical location.

In October 2009, the Company announced that it had entered into an agreement with Switch & Data Facilities Company, Inc. (“Switch and Data”) under which the Company will acquire Switch and Data (“the Switch and Data Acquisition”). Under the terms of the Switch and Data Acquisition, Switch and Data stockholders will have the opportunity to elect to receive either 0.19409 shares of Equinix common stock or $19.06 in cash for each share of Switch and Data stock, valuing the equity of Switch and Data at approximately $689,000,000 based on the closing price of Equinix common stock as of October 20, 2009. The overall consideration to be paid by the Company in the Switch and Data Acquisition will be 80% Equinix common stock and 20% cash. In the event that holders of more than 80% of Switch and Data’s stock elect to receive Equinix common stock or holders of more than 20% of Switch and Data’s stock elect to receive cash, the consideration of the Switch and Data Acquisition will be pro-rated to achieve these proportions. In addition, a portion of the cash consideration payable to Switch and Data stockholders may be replaced by an equivalent amount of Equinix common stock to the extent necessary to enable the Switch and Data Acquisition to qualify as a tax-free exchange. Switch and Data operates 34 data centers in the U.S. and Canada. The combined company will operate under the Equinix name. The Switch and Data Acquisition will be accounted for using the acquisition method of accounting in accordance with the accounting standard for business combinations. The Company expects to close the Switch and Data Acquisition in the second quarter of 2010; however, the closing and its timing are subject to regulatory approval as well as the satisfaction or waiver of closing conditions.

Adoption of Recent Accounting Pronouncements and Adjusted Consolidated Financial Statements

The Company changed its accounting principles to reflect the impact of the adoption of a FASB standard for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) (see “2.50% Convertible Subordinated Notes” in Note 8) and a FASB standard for instruments granted in share-based payment transactions that are considered participating securities prior to vesting and, therefore, should be included in the calculation of EPS, which were effective January 1, 2009. These FASB standards were applied retrospectively; as a result, the Company adjusted comparative consolidated financial statements of prior periods included in the Company’s Form 8-K as filed with the SEC on June 8, 2009.

Basis of Presentation, Consolidation and Foreign Currency

The accompanying consolidated financial statements include the accounts of Equinix and its subsidiaries, including the operations of IXEurope plc (“IXEurope”) from September 14, 2007, Virtu Secure Webservices B.V. (“Virtu”) from February 5, 2008 and Upminster GmbH (“Upminster”) from July 22, 2009 (see Note 2). All significant intercompany accounts and transactions have been eliminated in consolidation.

Foreign exchange gains or losses resulting from foreign currency transactions, including intercompany foreign currency transactions, that are anticipated to be repaid within the foreseeable future, are reported within

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

other income (expense) on the Company’s accompanying consolidated statements of operations. For additional information on the impact of foreign currencies to the Company’s consolidated financial statements, see “Comprehensive Income (Loss)” below.

Reclassifications

Certain amounts in the accompanying consolidated financial statements have been reclassified to conform to the consolidated financial statement presentation as of and for the year ended December 31, 2009.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash, Cash Equivalents and Short-Term and Long-Term Investments

The Company considers all highly liquid instruments with an original maturity from the date of purchase of three months or less to be cash equivalents. Cash equivalents consist of money market mutual funds, commercial paper and certificates of deposit with financial institutions with maturities up to 90 days. Short-term investments generally consist of certificates of deposits and commercial paper with original maturities of between 90 days and one year and highly liquid debt securities of corporations, agencies of the U.S. government and the U.S. government. Long-term investments generally consist of debt securities of corporations, agencies of the U.S. government and the U.S. government with maturities greater than 360 days. Short-term and long-term investments are classified as “available-for-sale” and are carried at fair value with unrealized gains and losses reported in stockholders’ equity as a component of other comprehensive income. The cost of securities sold is based on the specific identification method. The Company reviews its investment portfolio quarterly to determine if any securities may be other-than-temporarily impaired due to increased credit risk, changes in industry or sector of a certain instrument or ratings downgrades.

Financial Instruments and Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash, cash equivalents and short-term and long-term investments, to the extent outstanding balances exceed federal insurance limits, and accounts receivable. Risks associated with cash, cash equivalents and short-term and long-term investments are mitigated by the Company’s investment policy, which limits the Company’s investing to only those marketable securities rated at least A-1/P-1 and A-/A3, as determined by independent credit rating agencies.

A significant portion of the Company’s customer base is comprised of businesses throughout the U.S. However, a portion of the Company’s revenues are derived from the Company’s Europe and Asia-Pacific operations. For the year ended December 31, 2009 the Company’s revenues were split approximately 61% in the U.S., 26% in Europe and 13% in Asia-Pacific. For the year ended December 31, 2008 the Company’s revenues were split approximately 63% in the U.S., 25% in Europe and 12% in Asia-Pacific. For the year ended December 31, 2007 the Company’s revenues were split approximately 77% in the U.S., 9% in Europe and 14% in Asia-Pacific. No single customer accounted for greater than 10% of accounts receivables or revenues as of or for the years ended December 31, 2009, 2008 and 2007.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2009, the Company had outstanding commitments of $239,110,000 with one lender. These commitments are associated with real estate financing obligations in connection with the Los Angeles IBX Financing (see Note 10), the Mortgage Payable (see Note 9) and the Chicago IBX Financing (see Note 9).

Property, Plant and Equipment

Property, plant and equipment are stated at the Company’s original cost or relative fair value for acquired property, plant and equipment. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements and assets acquired under capital leases are amortized over the shorter of the lease term or the estimated useful life of the asset or improvement, unless they are considered integral equipment, in which case they are amortized over the lease term. Pursuant to the accounting standard related to determining the amortization period for leasehold improvements purchased after lease inception or acquired in a business combination, (i) leasehold improvements acquired in a business combination are amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date of acquisition and (ii) leasehold improvements that are placed into service significantly after and not contemplated at or near the beginning of the lease term are amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date the leasehold improvements are purchased.

During the year ended December 31, 2009, the Company reassessed the estimated useful lives of certain of its property, plant and equipment as part of a review of the related assumptions. As a result, the estimated useful lives of certain of the Company’s property, plant and equipment within the below table were affected.

Estimated Useful Life
	Original	Revised
IBX plant and machinery	2-13	2-25
Leasehold improvements	10-20	10-20
Site improvements	10-15	10-15
Buildings	40-50	30-50
IBX equipment	2-13	2-15
Computer equipment and software	2-5	2-5
Furniture and fixtures	2-5	2-10

The Company undertook this review due to its determination that it was generally using certain of its existing assets longer than originally anticipated and, therefore, certain estimated useful lives have been lengthened. The change in the estimated useful lives of certain of the Company’s property, plant and equipment was accounted for as a change in accounting estimate on a prospective basis effective July 1, 2009 under the accounting standard related to change in accounting estimates.

The change in estimated useful lives of certain of the Company’s property, plant and equipment, which has resulted in less depreciation expense than would have otherwise been recorded, resulted in the following increases for the year ended December 31, 2009 (in thousands, except per share amounts):

Income from operations	$12,020
Net income	6,934
Earnings per share:
Basic	0.18
Diluted	0.17

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the preparation of the Company’s financial statements for the year ended December 31, 2009, in conjunction with its reassessment of the estimated useful lives of certain of its property, plant and equipment described above, the Company identified errors in its financial statements for the years ended December 31, 2008 and 2007 and the Company’s financial statements as of and for the nine month period ended September 30, 2009. These errors related to an overstatement of depreciation expense in connection with the Company’s European operating segment totaling $1,810,000, $2,028,000 and $375,000 for the nine months ended September 30, 2009 and for the years ended December 31, 2008 and 2007, respectively, for a total error correction of $4,213,000. The Company corrected these errors in its financial statements for the quarter ended December 31, 2009, which reduced depreciation expense for the three months ended December 31, 2009 by $4,213,000. The Company does not believe that these adjustments are material to the consolidated financial statements for the year ended December 31, 2009 or to any annual or quarterly periods’ consolidated financial statements for the years ended December 31, 2008 and 2007 and the nine months ended September 30, 2009. As a result, the Company has not restated any prior period amounts.

Construction in Progress

Construction in progress includes direct and indirect expenditures for the construction and expansion of IBX data centers and is stated at original cost. The Company has contracted out substantially all of the construction and expansion efforts of its IBX data centers to independent contractors under construction contracts. Construction in progress includes certain costs incurred under a construction contract including project management services, engineering and schematic design services, design development, construction services and other construction-related fees and services. In addition, the Company has capitalized certain interest costs during the construction phase. Once an IBX data center or expansion project becomes operational, these capitalized costs are allocated to certain property, plant and equipment categories and are depreciated over the estimated useful life of the underlying assets.

The following table sets forth total interest costs expensed and total interest costs capitalized for the periods presented (in thousands):

	2009	2008	2007
Interest expense	$74,232	$61,677	$32,014
Interest capitalized	12,853	7,946	10,380

Interest charges incurred	$87,085	$69,623	$42,394

Asset Retirement Costs

The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated retirement costs are capitalized and included as part of the carrying value of the long-lived asset and amortized over the useful life of the asset. Subsequent to the initial measurement, the Company accretes the liability in relation to the asset retirement obligations over time and the accretion expense is recorded as a cost of revenue. The Company’s asset retirement obligations are primarily related to its IBX data centers, of which the majority are leased under long-term arrangements, and, in certain cases, are required to be returned to the landlords in their original condition. All of the Company’s IBX data center leases have been subject to significant development by the Company in order to convert them from, in most cases, vacant buildings or warehouses into IBX data centers. The majority of the Company IBX data centers’ initial lease terms expire at various dates ranging from 2010 to 2027 and all of them enable the Company to extend the lease terms.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the activity of the Company’s asset retirement obligation liability (in thousands):

Asset retirement obligations as of December 31, 2006	$3,985
Additions	4,294
Reductions	(166)
Accretion expense	646
Impact of foreign currency exchange	—

Asset retirement obligations as of December 31, 2007	8,759
Additions	2,865
Reductions	—
Accretion expense	890
Impact of foreign currency exchange	(250)

Asset retirement obligations as of December 31, 2008	12,264
Additions	4,331
Reductions	(75)
Accretion expense	1,149
Impact of foreign currency exchange	41

Asset retirement obligations as of December 31, 2009	$17,710

Goodwill and Other Intangible Assets

The Company has three reportable segments comprised of 1) the United States, 2) Asia-Pacific and 3) Europe geographic regions. As of December 31, 2009, the Company had goodwill attributable to the Asia-Pacific reporting unit and the Europe reporting unit (see “Goodwill and Other Intangibles” in Note 5). The Company performed its annual impairment review of the Europe reporting unit in the third quarter of 2009 and the Asia-Pacific reporting unit in the fourth quarter of 2009 as prescribed in the accounting standard related to goodwill impairment tests. The Company concluded that its goodwill attributed to the Company’s Europe and Asia-Pacific reporting units was not impaired as the fair value of its Europe and Asia-Pacific reporting units exceeded the carrying value of this reporting unit, including goodwill. In order to determine the fair value of the Company’s reporting units, the Company utilizes the discounted cash flow and market methods. The Company has consistently utilized both methods in its goodwill impairment tests and weights both results equally. The Company uses both methods in its goodwill impairment tests as it believes both, in conjunction with each other, provide a reasonable estimate of the determination of fair value of the reporting unit – the discounted cash flow method being specific to anticipated future results of the reporting unit and the market method, which is based on the Company’s market sector including its competitors. The assumptions supporting the discounted cash flow method, including the discount rate, which was assumed to be 10.0%, were determined using the Company’s best estimates as of the date of the impairment review. The Company has performed various sensitivity analyses on certain of the assumptions used in the discounted cash flow method, such as forecasted revenues and discount rate, and notes that no reasonably possible changes would reduce the fair value of the reporting unit to such a level that would cause an impairment charge.

Impairment assessments inherently involve judgment as to assumptions about expected future cash flows and the impact of market conditions on those assumptions. Future events and changing market conditions may impact the Company’s assumptions as to prices, costs, growth rates or other factors that may result in changes in the Company’s estimates of future cash flows. Although the Company believes the assumptions it used in testing for impairment are reasonable, significant changes in any one of the Company’s assumptions could produce a

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

significantly different result. Indicators of potential impairment that might lead the Company to perform interim goodwill impairment assessments include significant and unforeseen customer losses, a significant adverse change in legal factors or in the business climate, a significant adverse action or assessment by a regulator or unanticipated competition.

For further information on goodwill and other intangible assets, see Note 5 below.

Derivatives and Hedging Activities

The Company follows the accounting standard related to derivatives and hedging, which requires the Company to recognize all derivatives on the consolidated balance sheet at fair value. The accounting for changes in the value of a derivative depends on whether the contract is for trading purposes or has been designated and qualifies for hedge accounting. In order to qualify for hedge accounting, a derivative must be considered highly effective at reducing the risk associated with the exposure being hedged. In order for a derivative to be designated as a hedge, there must be documentation of the risk management objective and strategy, including identification of the hedging instrument, the hedged item and the risk exposure, and how effectiveness is to be assessed prospectively and retrospectively.

To assess effectiveness, the Company uses a regression analysis. The extent to which a hedging instrument has been and is expected to continue to be effective at achieving offsetting changes in cash flows is assessed and documented at least quarterly. Any ineffectiveness is reported in current-period earnings. If it is determined that a derivative is not highly effective at hedging the designated exposure, hedge accounting is discontinued. For qualifying cash flow hedges, the effective portion of the change in the fair value of the derivative is recorded in other comprehensive income (loss) and recognized in the consolidated statements of operations when the hedged cash flows affect earnings. The ineffective portions of cash flow hedges are immediately recognized in earnings. If the hedge relationship is terminated, then the change in fair value of the derivative recorded in other comprehensive income (loss) is recognized in earnings when the cash flows that were hedged occur, consistent with the original hedge strategy. For hedge relationships discontinued because the forecasted transaction is not expected to occur according to the original strategy, any related derivative amounts recorded in other comprehensive income (loss) are immediately recognized in earnings. The Company does not use derivatives for speculative or trading purposes.

For further information on derivatives and hedging activities, see Note 6 below.

Fair Value of Financial Instruments

The carrying value of the Company’s cash and cash equivalents, short-term and long-term investments represent their fair value, while the Company’s accounts receivable, accounts payable and accrued expenses and accrued property, plant and equipment approximate their fair value due primarily to the short-term maturity of the related instruments. The fair value of the Company’s convertible debt, which is traded in the market, is based on quoted market prices. The fair value of the Company’s mortgage and loans payable, which are not traded in the market, is estimated by considering the Company’s credit rating, current rates available to the Company for debt of the same remaining maturities and the terms of the debt.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the estimated fair values of the Company’s convertible debt and mortgage and loans payable as of (in thousands):

	December 31, 2009		December 31, 2008
	Carrying Value	Fair Value	Carrying Value	Fair Value
Convertible Debt:
Convertible subordinated debentures	$—	$—	$19,150	$19,290
2.50% convertible subordinated notes	222,943	228,935	212,524	128,552
3.00% convertible subordinated notes	395,986	461,324	395,986	251,451
4.75% convertible subordinated notes	274,777	307,248	—	—

	$893,706	$997,507	$627,660	$399,293

Mortgage and Loans Payable:
Mortgage payable	$91,756	$83,406	$94,362	$58,682
Chicago IBX financing	109,991	109,700	109,991	101,665
Asia-Pacific financing	64,559	60,827	87,009	77,030
European financing	130,058	111,375	130,981	93,577
Netherlands financing	9,311	7,941	6,485	6,485
Other note payable	—	—	9,672	9,672
Singapore financing	24,559	21,739	—	—

	$430,234	$394,988	$438,500	$347,111

Fair Value Measurements

Effective January 1, 2008, the Company adopted the accounting standard related to fair value measurements. This accounting standard defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date,” or the “exit price.” Accordingly, an entity must now determine the fair value of an asset or liability based on the assumptions that market participants would use in pricing the asset or liability, not those of the reporting entity itself. Additionally, this accounting standard establishes a fair value hierarchy, which gives precedence to fair value measurements calculated using observable inputs to those using unobservable inputs. This accounting standard requires entities to disclose financial instruments measured at fair value according to the hierarchy in each reporting period after implementation. The Company elected not to measure any of its financial assets and liabilities at fair value (other than those already measured at fair value) under the accounting standard for the fair value option.

For further information on fair value measurements, see Note 7 below.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to estimated undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue Recognition

Equinix derives more than 90% of its revenues from recurring revenue streams, consisting primarily of (1) colocation services, such as the licensing of cabinet space and power; (2) interconnection services, such as cross connects and Equinix Exchange ports; (3) managed infrastructure services, such as Equinix Direct and bandwidth and (4) other services consisting of rent. The remainder of the Company’s revenues are from non-recurring revenue streams, such as from the recognized portion of deferred installation revenues, professional services, contract settlements and equipment sales. Revenues from recurring revenue streams are generally billed monthly and recognized ratably over the term of the contract, generally one to three years for IBX data center space customers. Non-recurring installation fees, although generally paid in a lump sum upon installation, are deferred and recognized ratably over the longer of the term of the related contract or expected life of the installation. Professional service fees are recognized in the period in which the services were provided and represent the culmination of a separate earnings process as long as they meet the criteria for separate recognition under the accounting standard related to revenue arrangements with multiple deliverables. Revenue from bandwidth and equipment sales is recognized on a gross basis in accordance with the accounting standard related to reporting revenue gross as a principal versus net as an agent, primarily because the Company acts as the principal in the transaction, takes title to products and services and bears inventory and credit risk. To the extent the Company does not meet the criteria for recognizing bandwidth and equipment services as gross revenue, the Company records the revenue on a net basis. Revenue from contract settlements, when a customer wishes to terminate their contract early, is generally recognized on a cash basis, when no remaining performance obligations exist, to the extent that the revenue has not previously been recognized.

The Company occasionally guarantees certain service levels, such as uptime, as outlined in individual customer contracts. To the extent that these service levels are not achieved, the Company reduces revenue for any credits given to the customer as a result. The Company generally has the ability to determine such service level credits prior to the associated revenue being recognized, and historically, these credits have generally not been significant. There were no significant service level credits issued during the years ended December 31, 2009, 2008 and 2007.

Revenue is recognized only when the service has been provided and when there is persuasive evidence of an arrangement, the fee is fixed or determinable and collection of the receivable is reasonably assured. It is the Company’s customary business practice to obtain a signed master sales agreement and sales order prior to recognizing revenue in an arrangement. Taxes collected from customers and remitted to governmental authorities are reported on a net basis and are excluded from revenue.

The Company assesses collectibility based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. The Company generally does not request collateral from its customers although in certain cases the Company obtains a security interest in a customer’s equipment placed in its IBX data centers or obtains a deposit. If the Company determines that collection of a fee is not reasonably assured, the fee is deferred and revenue is recognized at the time collection becomes reasonably assured, which is generally upon receipt of cash. In addition, the Company also maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments for which the Company had expected to collect the revenues. If the financial condition of the Company’s customers were to deteriorate or if they became insolvent, resulting in an impairment of their ability to make payments, greater allowances for doubtful accounts may be required. Management specifically analyzes accounts receivable and current economic news and trends, historical bad debts, customer concentrations, customer credit-worthiness and changes in customer payment terms when evaluating revenue recognition and the adequacy of the Company’s reserves. A specific bad debt reserve of up to the full amount of a particular invoice value is provided for certain problematic customer balances. An additional reserve is established for all other accounts based on the age of the invoices

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and an analysis of historical credits issued. Delinquent account balances are written-off after management has determined that the likelihood of collection is not probable.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are expected more likely than not to be realized in the future.

As a result of the adoption of an accounting standard update for business combinations on January 1, 2009, the Company’s tax provision will be reduced in future periods to the extent that the Company has not recognized the deferred tax assets associated with any subsidiaries acquired in previous business combinations for which goodwill exists. The recognition of such deferred tax assets in the periods subsequent to the adoption of the accounting standard update will benefit the Company’s consolidated statements of operations at the time such recognition occurs. Prior to the accounting standard update, such releases were recorded against goodwill.

Stock-Based Compensation

The Company accounts for its stock-based compensation in accordance with the accounting standard for stock compensation. Under the fair value-based recognition provisions of this standard, stock-based compensation cost is measured at the grant date for all stock-based awards made to employees and directors based on the fair value of the award and is recognized as expense over the requisite service period, which is generally the vesting period.

Commencing in March 2008, the Company began granting restricted stock units exclusively to its employees in lieu of stock options. As a result, the Company ceased granting stock options during 2008. The Company used the Black-Scholes option-pricing model to determine the fair value of stock options with only a service condition. Certain of the Company’s employee equity awards had vesting criteria based upon the achievement of certain pre-determined Company stock price targets, which the Company refers to as market price conditions. The Company used a Monte Carlo simulation option-pricing model to determine the fair value of restricted stock or restricted stock unit grants that have both a service and market price condition. However, commencing in February 2008, the Company ceased granting equity awards with market price conditions. The determination of the fair value of stock-based awards on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of complex and subjective variables. These variables include the Company’s expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. The Company estimated the expected volatility by using the average historical volatility of its common stock that it believed was the best representative of future volatility. The risk-free interest rate used was based on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term of the equity awards. The Company does not anticipate paying any cash dividends in the foreseeable future and, therefore, the expected dividend rate used was zero. The expected term of options used was calculated by taking the average of the vesting term and the contractual term of the option.

As noted above, beginning in 2008, the Company only grants restricted stock units to its employees in lieu of stock options and these equity awards have only either a service condition or a service and performance

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

condition. Any performance conditions contained in an equity award are tied to the financial performance of the Company or a specific region of the Company. The Company assesses the probability of meeting these performance conditions on a quarterly basis. The majority of the Company’s equity awards vest over four years, although certain of the equity awards for executives vest over a range of two to four years. The valuation of restricted stock units with only a service condition or a service and performance condition requires no significant assumptions as the fair value for these types of equity awards is based solely on the fair value of the Company’s stock price on the date of grant.

The accounting standard for stock compensation does not allow the recognition of unrealized tax benefits associated with the tax deductions in excess of the compensation recorded (excess tax benefit) until the excess tax benefit is realized (i.e. reduces taxes payable). The Company will recognize a benefit from stock-based compensation in equity if the excess tax benefit is realized by following the “with-and-without” approach. The excess tax benefit that the Company recorded during the years ended December 31, 2009 and 2008 was approximately $514,000 and $696,000, respectively. During the year ended December 31, 2007, the Company did not record any excess tax benefit associated with its stock-based compensation.

For further information on stock-based compensation, see Note 12 below.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. The primary difference between net income (loss) and comprehensive income (loss) for Equinix results from foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities and cash flow hedges (interest rate swaps).

The financial position of foreign subsidiaries is translated using the exchange rates in effect at the end of the period, while income and expense items are translated at average rates of exchange during the period. Gains or losses from translation of foreign operations where the local currency is the functional currency are included as other comprehensive income (loss). The net gains and losses resulting from foreign currency transactions are recorded in net income (loss) in the period incurred and reported within other income and expense. Certain inter-company balances are designated as long-term. Accordingly, exchange gains and losses associated with these long-term inter-company balances are recorded as a component of other comprehensive income (loss), along with translation adjustments. During the year ended December 31, 2009, the U.S. dollar strengthened against certain of the currencies of the foreign countries in which the Company operates. This has significantly impacted the Company’s consolidated balance sheets (as evidenced in the Company’s foreign currency translation gains), as well as its consolidated statements of operations as amounts denominated in foreign currencies are generally translating into less U.S. dollars. To the extent that the U.S. dollar strengthens further, this will continue to impact the Company’s consolidated balance sheets and consolidated statements of operations including the amount of revenue that the Company reports in future periods.

The components of the Company’s accumulated other comprehensive income (loss) consisted of the following as of December 31 (in thousands):

	2009	2008
Foreign currency translation loss, net of tax of $1,485 and $0	$(92,594)	$(146,219)
Unrealized loss on interest rate swaps, net of tax of $3,469 and $4,660	(4,933)	(6,350)
Unrealized gain (loss) on available for sale securities, net of tax of $203 and $169	289	(231)

	$(97,238)	$(152,800)

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For further information on derivatives and hedging instruments, see Note 6 below.

Earnings Per Share

The Company computes earnings per share in accordance with the accounting standard related to earnings per share (“EPS”). Basic earnings per share is computed using net income (loss) and the weighted-average number of common shares outstanding. Diluted earnings per share is computed using net income, adjusted for interest expense as a result of the assumed conversion of the Company’s Convertible Subordinated Debentures, 2.50% Convertible Subordinated Notes, 3.00% Convertible Subordinated Notes and 4.75% Convertible Subordinated Notes, if dilutive, and the weighted-average number of common shares outstanding plus any dilutive potential common shares outstanding. Dilutive potential common shares include the assumed exercise, vesting and issuance activity of employee equity awards using the treasury stock method, as well as warrants and shares issuable upon the conversion of the Convertible Subordinated Debentures, 2.50% Convertible Subordinated Notes, 3.00% Convertible Subordinated Notes and 4.75% Convertible Subordinated Notes.

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31 (in thousands, except per share amounts):

	2009	2008	2007
Numerator:
Numerator for basic earnings per share	$69,431	$107,924	$(9,891)
Effect of assumed conversion of convertible subordinated debentures and notes:
Interest expense, net of tax	23	8,059	—

Numerator for diluted earnings per share	$69,454	$115,983	$(9,891)

Denominator:
Denominator for basic earnings per share	38,488	37,120	32,595

Effect of dilutive securities:
Convertible subordinated debentures	211	772	—
3.00% convertible subordinated notes	—	2,945	—
Employee equity awards	977	745	—

Total dilutive potential shares	1,188	4,462	—

Denominator for diluted earnings per share	39,676	41,582	—

Earnings per share:
Basic	$1.80	$2.91	$(0.30)

Diluted	$1.75	$2.79	$(0.30)

The following table sets forth potential shares of common stock that are not included in the diluted earnings per share calculation above because to do so would be anti-dilutive for December 31 (in thousands):

	2009	2008	2007
Shares reserved for conversion of convertible subordinated debentures	—	—	816
Shares reserved for conversion of convertible 2.50% convertible subordinated notes	2,232	2,232	2,232
Shares reserved for conversion of convertible 3.00% convertible subordinated notes	2,945	—	2,945
Shares reserved for conversion of convertible 4.75% convertible subordinated notes	4,433	—	—
Common stock warrants	1	1	1
Common stock related to employee equity awards	1,045	1,835	3,678

	10,656	4,068	9,672

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Recent Accounting Pronouncements

In May 2009, the FASB issued an accounting standard update, which establishes the accounting for and disclosures of subsequent events. The Company adopted this accounting standard update during the three months ended June 30, 2009. The adoption of this accounting standard update did not have material impact on the Company’s consolidated financial statements.

In June 2009, the FASB issued Accounting Standards Update No. 2009-01 (“ASU 2009-01”), which establishes the FASB Accounting Standards Codification™ as the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The Company adopted ASU 2009-01 during the three months ended September 30, 2009 and its adoption did not have any significant impact on the Company’s consolidated financial statements.

In October 2009, the FASB issued Accounting Standards Update No. 2009-13 (“ASU 2009-13”), which addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified beginning in fiscal years on or after June 15, 2010. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements, if any.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06 (“ASU 2010-06”), which amends the use of fair value measures and the related disclosures. ASU 2010-06 requires new disclosures for transfers in and out of Level 1 and Level 2 fair value measurements. ASU 2010-06 is effective for the Company during the three months ended March 31, 2010. The Company is currently evaluating the impact that the adoption of this standard will have on its consolidated financial statements, if any.

2. Acquisitions

Upminster Acquisition

On July 22, 2009, a wholly-owned subsidiary of the Company acquired all of the issued and outstanding share capital of Upminster GmbH, a company which owned a data center and the real estate on which it is situated in Frankfurt, Germany, for a cash payment of $28,208,000, excluding acquisition costs (the “Upminster Acquisition”). The combined company operates under the Equinix name. The Upminster Acquisition was accounted for using the acquisition method. The results of operations for Upminster are not significant to the Company; therefore, the Company does not present its purchase price allocation or pro forma combined results of operations.

Virtu Acquisition

On February 5, 2008, a wholly-owned subsidiary of the Company acquired all of the issued and outstanding share capital of Virtu, a provider of network-neutral data center services in the Netherlands, for a cash payment of $23,345,000, including closing costs (the “Virtu Acquisition”). Under the terms of the Virtu Acquisition, the Company may also pay additional future contingent consideration, which will be payable in the form of up to 20,000 shares of the Company’s common stock and cash of up to 1,500,000 Euros, contingent upon meeting certain pre-determined future annual operating targets from 2008 to 2011 (the 2008 and 2009 targets were not met and, therefore, no accrual was recognized). Such contingent consideration, if paid, will be recorded as additional goodwill. Virtu, a similar business to that of the Company, operated data centers in the Netherlands, and supplements the Company’s existing European operations. The combined company predominantly operates under the Equinix name. The results of operations for Virtu are not significant to the Company; therefore, the Company does not present its purchase price allocation or pro forma combined results of operations.

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

IXEurope Acquisition

On September 14, 2007, a wholly-owned subsidiary of the Company purchased the entire issued and to be issued share capital of IXEurope plc (“IXEurope”), a publicly-held company headquartered in London, U.K. (the “IXEurope Acquisition”). Under the final terms of the IXEurope Acquisition, IXEurope shareholders received 140 British pence in cash for each IXEurope share. The purchase price, including direct transaction costs, totaled 271,113,000 British pounds or $549,217,000. IXEurope, a similar business to that of the Company, operated data centers in the United Kingdom, France, Germany and Switzerland and provided the Company with an immediate entry into the European data center market, supplementing the Company’s existing U.S. and Asia-Pacific operations. This is the primary reason the Company paid significantly more than the carrying amount of IXEurope’s net book value, resulting in a significant amount of goodwill and intangible assets being recorded by the Company.

Fully-diluted shares of IXEurope held by IXEurope’s two top officers, representing 1,974,000 British pounds of the total purchase price, were not exchanged for cash upon closing. Instead, equity awards of the Company’s common stock with a fair value of $4,007,000 were issued to the two top officers of IXEurope and were subject to vesting based on continuous employment through the end of 2008, as well as certain financial performance criteria of the Europe operations (the “IXEurope Equity Compensation”). The IXEurope Equity Compensation was not accounted for as part of the purchase price of IXEurope. Rather, the IXEurope Equity Compensation was expensed into the operations of the Company over the vesting life of such awards. During the second quarter of 2008, the Company entered into agreements with these officers in connection with their resignations and modified these equity awards to accelerate vesting. As a result, the Company recorded an incremental charge of $2,256,000 during the year ended December 31, 2008, which is included in general and administrative expenses in the Company’s accompanying consolidated statements of operations.

Purchase Price Allocation

Under the purchase method of accounting, the total purchase price was allocated to IXEurope’s net tangible and intangible assets based upon their fair value as of the date of acquisition. Based upon the purchase price and the valuation of IXEurope, the purchase price allocation was as follows (in thousands):

Cash and cash equivalents	$7,425
Accounts receivable	15,322
Other current assets	16,611
Property, plant and equipment	172,444
Goodwill	428,605
Intangible asset—customer contracts	65,831
Intangible asset—leases	4,319
Other assets	11,588

Total assets acquired	722,145
Accounts payable and accrued expenses	(44,528)
Accrued property, plant and equipment	(13,192)
Current portion of capital leases	(1,430)
Current portion of loan payable	(826)
Other current liabilities	(8,333)
Capital leases, less current portion	(3,504)
Loan payable	(65,196)
Deferred tax liability	(22,123)
Unfavorable lease obligations	(6,525)
Other liabilities	(7,271)

Net assets acquired	$549,217

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A total of $65,831,000 has been allocated to customer contracts, an intangible asset with an estimated useful life of 11 years. A total of $4,319,000 has been allocated to favorable lease obligations, an intangible asset with an estimated life of 15.8 years. A total of $6,525,000 has been allocated to unfavorable lease obligations, a liability with an estimated life of 11.7 years.

A total of $428,605,000 has been allocated to goodwill. Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. In accordance with the accounting standard related to goodwill and other intangible assets, goodwill is not amortized, is tested for impairment at least annually. Goodwill is not deductible for federal tax purposes under U.S. income tax laws.

Unaudited Pro forma Consolidated Combined Results

The consolidated financial statements of the Company include the operations of IXEurope from September 14, 2007 to December 31, 2007 and reflect the net assets acquired. The following unaudited pro forma combined financial information has been prepared to give effect to the IXEurope Acquisition by the Company using the purchase method of accounting and the related financings, the Common Stock Offering and the sale of 3.00% Convertible Subordinated Notes, to fund this acquisition. The unaudited pro forma combined financial information presents the consolidated results of the Company as if the IXEurope Acquisition and the related financings had been completed as of the beginning of each period presented. This pro forma financial information is presented for illustrative purposes only and is not necessarily indicative of the results of operations that would have actually been reported had the IXEurope Acquisition and the related financings occurred as of January 1, 2007, nor is it necessarily indicative of the future results of operations of the combined company.

The following table sets forth the unaudited pro forma consolidated combined result of operations for the year ended December 31, 2007 (in thousands, except per share data):

Revenues	$497,397
Net loss	(21,568)
Basic and diluted earnings per share	(0.67)

3. IBX Acquisitions and Expansions

Although the Company owns certain of its IBX data centers through property acquisitions, the Company leases a majority of its IBX data centers under non-cancellable operating lease agreements. For further information on the Company’s operating lease commitments, see “Operating Lease Commitments” in Note 14 below. For those IBX acquisition and expansion projects not subject to operating lease arrangements, the Company presents the following information for the years ended December 31, 2009 and 2008:

Zurich IBX Expansion Project

In June 2009, an indirect wholly-owned subsidiary of the Company entered into a lease for building space within a multi-floor, multi-tenant building that the Company will convert into its fourth IBX data center in Zurich, Switzerland (the “Zurich Lease” and the “Zurich IBX Expansion Project”). The Zurich Lease has a fixed term of 10 years, with options to extend for up to an additional 10 years, in five-year increments. Cumulative minimum payments under the Zurich Lease total approximately $8,729,000 (using the exchange rate as of December 31, 2009) over the Zurich Lease term, which does not include any rent obligation for the extension periods. Pursuant to the accounting standards for lessee’s involvement in asset construction and for leasing transactions involving special-purpose entities, the Company is considered the owner of the leased building space

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

during the construction phase due to some specific provisions contained in the Zurich Lease. As a result, during the year ended December 31, 2009, the Company recorded a building asset and a related financing liability (the “Zurich IBX Building Financing”) totaling approximately $11,470,000 (using the exchange rate as of December 31, 2009).

London IBX Expansion Project

In October 2008, an indirect wholly-owned subsidiary of the Company entered into an agreement for lease for property and a warehouse building to be constructed for the Company in the London, England metro area (the “Agreement for Lease”). The Agreement for Lease provides for the completion of a warehouse building within a specified time and the entry into a definitive lease (the “Lease”) upon its completion. The Lease will have a term of 20 years, with the Company’s option to terminate after 15 years upon six months’ prior notice, and a total cumulative rent obligation of approximately $40,259,000 (using the exchange rate as of December 31, 2009) over the first 15 years of the Lease. On the fifteenth anniversary of the Lease, the rent can be reviewed and adjusted to market rents, as set out in the Lease. The Company expects to enter into the Lease in approximately February 2010. In January 2009, the landlord commenced construction of the building that the Company will ultimately lease. Pursuant to the accounting standards for lessee’s involvement in asset construction and for leasing transactions involving special-purpose entities, the Company is considered the owner of the building during the construction phase. As a result, the Company will be recording a building asset during the construction period and a related financing liability (the “London IBX Building Financing”), while the underlying land will be considered an operating lease. The building is expected to be completed in February 2010. In connection with the London IBX Building Financing, the Company recorded a building asset and a corresponding financing obligation liability totaling approximately $14,003,000 (using the exchange rate as of December 31, 2009), representing the estimated percentage-of-completion of the building as of December 31, 2009.

Paris IBX Expansion Project

In September 2008, the Company entered into a capital lease for a space within a warehouse building in the Paris, France metro area adjacent to one of its existing Paris IBX data centers, which will become the Company’s third IBX data center in the Paris metro area (the “Paris IBX Expansion Project”). The Company took possession of this property in the fourth quarter of 2008, and as a result, recorded a property, plant and equipment asset, as well as a capital lease obligation, totaling 28,137,000 Euros or approximately $39,311,000 (the “Paris IBX Capital Lease”) . Monthly payments under the Paris IBX Capital Lease , which commence in April 2009, will be made through September 2020 at an effective interest rate of 7.43% per annum (see Note 9).

Sydney IBX Expansion Project

In January 2008, the Company entered into a long-term lease for a new building located adjacent to its existing Sydney IBX data center and at the same time terminated the existing lease for the Company’s original Sydney IBX data center by incorporating it into the new lease. The Company extended the original lease term for an additional seven years in a single, revised lease agreement for both buildings (collectively, the “Building”). Cumulative minimum payments under this lease total 18,260,000 Australian dollars, or approximately $14,500,000, of which 12,202,000 Australian dollars, or approximately $9,700,000, is incremental to the previous lease. Payments are due monthly and commenced in January 2008. As a result of the Company significantly altering the Building’s footprint in order to meet the Company’s IBX data center needs, the Company followed the accounting standard for the effect of lessee involvement in asset construction. Pursuant to this standard, the Building is considered a financed asset (the “Sydney IBX Building Financing”) and subject to a ground lease for the underlying land, which is considered an operating lease. Pursuant to the Sydney IBX Building Financing, the Company recorded the Building asset and a corresponding financing obligation liability totaling 5,805,000 Australian dollars (or approximately $4,600,000) in January 2008. Monthly payments under

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the Sydney IBX Building Financing, which commenced in January 2008, are payable through December 2022, at an effective interest rate of approximately 7.90% per annum.

4. Gains on Asset Sales

EMS Sale

In December 2007, the Company sold its Equinix mail service (“EMS”) offering located in Singapore for cash gross proceeds of $1,657,000 (the “EMS Sale”) in a related party transaction (see Note 14) resulting in a gain of $1,338,000. EMS was a service offering unique to Singapore and was acquired by the Company in its acquisition of i-STT Pte Ltd on December 31, 2002; however, it was not considered a core service offering for the Company and the sale enables the Company to focus on its core IBX service offerings in Singapore.

5. Balance Sheet Components

Cash, Cash Equivalents and Short-Term and Long-Term Investments

Cash, cash equivalents and short-term and long-term investments consisted of the following as of (in thousands):

	December 31, 2009
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government and agency obligations	$437,764	$162	$(3)	$437,923
Money markets and cash	147,059	—	—	147,059
Corporate bonds	12,400	203	—	12,603
Asset-backed securities	5,543	134	(4)	5,673
Other securities	1,108	1	—	1,109

Total available-for-sale securities	603,874	500	(7)	604,367
Less amounts classified as cash and cash equivalents	(346,059)	—	3	(346,056)

Total securities classified as investments	257,815	500	(4)	258,311
Less amounts classified as short-term investments	(248,300)	(208)	—	(248,508)

Total long-term investments	$9,515	$292	$(4)	$9,803

	December 31, 2008
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government and agency obligations	$130,672	$344	$(14)	$131,002
Money markets and cash	112,208	—	—	112,208
Reserve (see below)	9,250	—	—	9,250
Corporate bonds	35,046	35	(546)	34,535
Asset-backed securities	17,970	53	(299)	17,724
Certificates of deposits	2,000	5	—	2,005
Other securities	1,199	22	—	1,221

Total available-for-sale securities	308,345	459	(859)	307,945
Less amounts classified as cash and cash equivalents	(220,207)	—	—	(220,207)

Total securities classified as investments	88,138	459	(859)	87,738
Less amounts classified as short-term investments	(42,132)	(135)	155	(42,112)

Total long-term investments	$46,006	$324	$(704)	$45,626

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of December 31, 2009 and 2008, cash equivalents included investments which were readily convertible to cash and had original maturity dates of 90 days or less. The maturities of securities classified as short-term investments were one year or less as of December 31, 2009 and 2008. The maturities of securities classified as long-term investments were greater than one year and less than three years as of December 31, 2009 and 2008.

During the year ended December 31, 2008, the Company recorded a $1,527,000 other-than-temporary impairment loss, which is included in the Company’s accompanying consolidated statements of operations, resulting from its investments in the Reserve Primary Fund (the “Reserve”), a money market fund that suffered a decline in its Net Asset Value (“NAV”) of below $1 per share when the Reserve valued its exposure to investments held in Lehman Brothers Holdings, Inc. (“Lehman Brothers”) at zero. The Reserve held investments in commercial paper and short term-notes issued by Lehman Brothers, which filed for Chapter 11 bankruptcy protection in September 2008. During the year ended December 31, 2008, the Company issued a redemption notice to redeem in full all of its holdings with the Reserve and received distributions totaling $40,163,000. As of December 31, 2008, the funds held by the Reserve with a fair value totaling $9,250,000 remained outstanding. During the year ended December 31, 2009, the Company recorded an additional $2,590,000 of other-than-temporary impairment loss in connection with its investments in the Reserve, which is included in the Company’s accompanying consolidated statements of operations. During the year ended December 31, 2009, the Company had received outstanding funds held by the Reserve and as of December 31, 2009, the Company had no amounts remaining outstanding on its consolidated balance sheet for the Reserve. However, if the Company receives any further distributions from the Reserve, the Company will record recoveries of other-than-temporary impairment loss in its consolidated statement of operations in the period in which any proceeds are received. In January 2010, the Company received an additional distribution of $3,420,000 from the Reserve (see Note 18).

Effective April 1, 2009, the Company adopted an accounting standard update for the recognition and disclosure of other-than-temporary impairments of investments. As a result of this adoption, the Company reclassified previously-recorded other-than-temporary impairment loss in connection with its investment in the Reserve from interest income to other-than-temporary impairment loss on investments in the Company’s accompanying consolidated statements of operations. The other-than-temporary impairment losses that the Company recorded during the years ended December 31, 2008 and 2009 as described above were entirely credit losses with nothing required to be reclassified from earnings to accumulated other comprehensive income (loss) for non-credit portions in either period.

As of December 31, 2009, the Company’s net unrealized gains (losses) on its available-for-sale securities were comprised of the following (in thousands):

	Unrealized gains	Unrealized losses	Net unrealized gain (losses)
Cash and cash equivalents	$—	$(3)	$(3)
Short-term investments	208	—	208
Long-term investments	292	(4)	288

	$500	$(7)	$493

None of the securities held at December 31, 2009 were other-than-temporarily impaired.

While certain marketable securities carry unrealized losses, the Company expects that it will receive both principal and interest according to the stated terms of each of the securities and that the decline in market value is primarily due to changes in the interest rate environment from the time the securities were purchased as compared to interest rates at December 31, 2009.

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the fair value and gross unrealized losses related to six available-for-sale securities with an aggregate cost basis of $189,644,000, aggregated by type of investment and length of time that individual securities have been in continuous unrealized loss position, at December 31, 2009 (in thousands):

	Securities in a loss position for less than 12 months		Securities in a loss position for 12 months or more
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
U.S. government and agency obligations	$188,999	$(3)	$—	$—
Asset-backed securities	—	—	638	(4)

	$188,999	$(3)	$638	$(4)

While the Company does not believe it holds investments that are other-than-temporarily impaired and believes that the Company’s investments will mature at par, as of December 31, 2009, the Company’s investments are subject to the currently adverse market conditions. If market conditions were to deteriorate, the Company could sustain other-than-temporary impairments to its investment portfolio which could result in additional realized losses being recorded in interest income, net or securities markets could become inactive which could affect the liquidity of the Company’s investments. As securities mature, the Company has reinvested the proceeds in U.S. government securities, such as Treasury bills and Treasury notes, of a short-term duration and lower yield in order to meet its capital expenditure requirements. As a result, the Company expects to recognize lower interest income in future periods.

As of December 31, 2008, the Company’s net unrealized gains (losses) on its available-for-sale securities were comprised of the following (in thousands):

	Unrealized gains	Unrealized losses	Net unrealized losses
Short-term investments	$135	$(155)	$(20)
Long-term investments	324	(704)	(380)

	$459	$(859)	$(400)

The following table summarizes the fair value and gross unrealized losses related to 63 available-for-sale securities with an aggregate cost basis of $87,136,000, aggregated by type of investment and length of time that individual securities have been in continuous unrealized loss position, as of December 31, 2008 (in thousands):

	Securities in a loss position for less than 12 months		Securities in a loss position for 12 months or more
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
U.S. government and agency obligations	$43,925	$(12)	$—	$—
Corporate bonds	27,537	(548)	—	—
Asset-backed securities	14,816	(299)	—	—

	$86,278	$(859)	$—	$—

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accounts Receivable

Accounts receivable, net, consisted of the following as of December 31 (in thousands):

	2009	2008
Accounts receivable	$126,122	$119,030
Unearned revenue	(59,635)	(50,964)
Allowance for doubtful accounts	(1,720)	(2,037)

	$64,767	$66,029

Trade accounts receivable are recorded at the invoiced amount and generally do not bear interest. The Company generally invoices its customers at the end of a calendar month for services to be provided the following month. Accordingly, unearned revenue consists of pre-billing for services that have not yet been provided, but which have been billed to customers in advance in accordance with the terms of their contract.

Additions (reductions) to the allowance for doubtful accounts were approximately ($15,000), $1,582,000 and $94,000 for the years ended December 31, 2009, 2008 and 2007, respectively. Charges (recoveries) against the allowance were approximately $302,000, ($9,000) and ($79,000), respectively, for the years ended December 31, 2009, 2008 and 2007.

Other Current Assets

Other current assets consisted of the following as of December 31 (in thousands):

	2009	2008
Prepaid expenses	$10,277	$9,550
Taxes receivable	7,081	3,434
Foreign currency forward contract receivable	498	377
Other receivables	2,083	1,280
Other current assets	1,795	586

	$21,734	$15,227

Property, Plant and Equipment

Property, plant and equipment consisted of the following as of December 31 (in thousands):

	2009	2008
IBX plant and machinery	$925,360	$651,820
Leasehold improvements	552,548	472,872
Buildings	277,247	196,009
Site improvements	231,437	217,200
IBX equipment	175,030	147,832
Computer equipment and software	85,472	74,179
Land	84,681	48,950
Furniture and fixtures	11,428	9,866
Construction in progress	243,129	277,208

	2,586,332	2,095,936
Less accumulated depreciation	(778,217)	(603,106)

	$1,808,115	$1,492,830

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Leasehold improvements, IBX plant and machinery, computer equipment and software and buildings recorded under capital leases aggregated $87,138,000 and $80,239,000 at December 31, 2009 and 2008, respectively. Amortization on the assets recorded under capital leases is included in depreciation expense and accumulated depreciation on such assets totaled $22,381,000 and $11,734,000 as of December 31, 2009 and 2008, respectively.

As of December 31, 2009 and 2008, the Company had accrued property, plant and equipment expenditures of $109,876,000 and $89,518,000, respectively. The Company’s planned capital expenditures during 2010 in connection with recently acquired IBX properties and expansion efforts are substantial. For further information, refer to “Other Purchase Commitments” in Note 14.

Goodwill and Other Intangibles

Goodwill and other intangible assets, net, consisted of the following as of December 31 (in thousands):

	2009	2008
Goodwill:
Europe	$362,569	$324,674
Asia-Pacific	18,481	18,155

	381,050	342,829

Other intangibles:
Intangible asset—customer contracts	63,957	58,605
Intangible asset—leases	4,690	4,349
Intangible asset—others	1,630	755

	70,277	63,709
Accumulated amortization	(19,262)	(12,791)

	51,015	50,918

	$432,065	$393,747

Changes in the carrying amount of goodwill by geographic regions are as follows (in thousands):

	Europe	Asia-Pacific	Total
Balance at December 31, 2007	$424,916	$18,010	$442,926
Virtu acquisition	18,263	—	18,263
Impact of foreign currency exchange	(118,505)	145	(118,360)

Balance at December 31, 2008	324,674	18,155	342,829
Upminster acquisition	4,232	—	4,232
Impact of foreign currency exchange	33,663	326	33,989

Balance at December 31, 2009	$362,569	$18,481	$381,050

The Company’s goodwill and intangible assets in Europe, denominated in British pounds and Euros, and goodwill in Asia-Pacific, denominated in Singapore dollars, are subject to foreign currency fluctuations. The Company’s foreign currency translation gains and losses, including goodwill and other intangibles, are a component of other comprehensive income and loss.

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2009, 2008 and 2007, the Company recorded amortization expense of $5,555,000, $6,868,000 and $2,452,000, respectively, associated with its other intangible assets. Estimated future amortization expense related to these intangibles is as follows (in thousands):

Year ending:
2010	$5,808
2011	5,714
2012	5,697
2013	5,697
2014	5,697
2015 and thereafter	22,402

Total	$51,015

Other Assets

Other assets consisted of the following as of December 31 (in thousands):

	2009	2008
Deposits	$28,032	$21,485
Debt issuance costs, net	19,762	16,216
Prepaid expenses	3,247	3,874
Restricted cash	3,021	14,934
Other assets	1,047	1,285

	$55,109	$57,794

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following as of December 31 (in thousands):

	2009	2008
Accounts payable	$14,874	$18,325
Accrued compensation and benefits	35,809	22,135
Accrued taxes	14,508	8,640
Accrued utilities and security	13,526	10,327
Accrued interest	6,235	5,962
Accrued professional fees	4,657	2,741
Accrued other	9,444	6,187

	$99,053	$74,317

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other Current Liabilities

Other current liabilities consisted of the following as of December 31 (in thousands):

	2009	2008
Deferred installation revenue	$26,319	$22,769
Customer deposits	8,406	5,913
Deferred recurring revenue	2,689	4,434
Accrued restructuring charges	2,043	6,023
Deferred tax liabilities	814	7,342
Foreign currency forward contract payable	—	2,072
Deferred rent	403	495
Interest rate swap payable	—	271
Other current liabilities	492	1,136

	$41,166	$50,455

Other Liabilities

Other liabilities consisted of the following as of December 31 (in thousands):

	2009	2008
Deferred rent, non-current	$34,288	$28,146
Deferred tax liabilities, non-current	25,937	16,531
Deferred installation revenue, non-current	18,228	12,083
Asset retirement obligations	17,710	12,264
Interest rate swap payable, non-current	8,496	10,631
Customer deposits, non-current	5,813	6,108
Deferred recurring revenue, non-current	5,160	6,180
Accrued restructuring charges, non-current	3,876	7,288
Other liabilities	1,095	864

	$120,603	$100,095

The Company currently leases the majority of its IBX data centers and certain equipment under non-cancelable operating lease agreements expiring through 2027 (see “Other Purchase Commitments” in Note 14). The IBX data center lease agreements typically provide for base rental rates that increase at defined intervals during the term of the lease. In addition, the Company has negotiated rent expense abatement periods to better match the phased build-out of its centers. The Company accounts for such abatements and increasing base rentals using the straight-line method over the life of the lease. The difference between the straight-line expense and the cash payment is recorded as deferred rent.

6. Derivative and Hedging Instruments

The Company follows the accounting standard for derivatives and hedging in its accounting for derivatives and hedging activities. The Company employs interest rate swaps to partially offset its exposure to variability in interest payments due to fluctuations in interest rates for certain of its variable-rate debt. To assess effectiveness, the Company uses a regression analysis. The extent to which a hedging instrument has been and is expected to continue to be effective at achieving offsetting changes in cash flows is assessed and documented at least quarterly. Any ineffectiveness is reported in current-period earnings. If it is determined that a derivative is not highly effective at hedging the designated exposure, hedge accounting is discontinued. For qualifying cash flow

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

hedges, the effective portion of the change in the fair value of the derivative is recorded in other comprehensive income (loss) and recognized in the consolidated statements of operations when the hedged cash flows affect earnings. The ineffective portions of cash flow hedges are immediately recognized in earnings. If the hedge relationship is terminated, then the change in fair value of the derivative recorded in other comprehensive income (loss) is recognized in earnings when the cash flows that were hedged occur, consistent with the original hedge strategy. For hedge relationships discontinued because the forecasted transaction is not expected to occur according to the original strategy, any related derivative amounts recorded in other comprehensive income (loss) are immediately recognized in earnings. The Company has no fair value hedges. The Company does not use derivatives for speculative or trading purposes. The Company employs foreign currency forward contracts to partially offset its business exposure to foreign exchange risk for certain existing foreign currency-denominated assets and liabilities.

Cash Flow Hedges–Interest Rate Swaps

The Company has variable-rate debt financing. These obligations expose the Company to variability in interest payments and therefore fluctuations in interest expense and cash flows due to changes in interest rates. Interest rate swap contracts are used in the Company’s risk management activities in order to minimize significant fluctuations in earnings that are caused by interest rate volatility. Interest rate swaps involve the exchange of variable-rate interest payments for fixed-rate interest payments based on the contractual underlying notional amount. Gains and losses on the interest rate swaps that are linked to the debt being hedged are expected to substantially offset this variability in earnings.

In May 2008, the Company entered into several interest rate swaps in order to minimize variability related to its variable-rate Chicago IBX Financing and European Financing (see Note 9). The Company’s two existing interest rate swaps acquired in the IXEurope Acquisition expired in August 2009.

As of December 31, 2009, the Company had a total of four outstanding interest rate swap instruments with expiration dates ranging from February 2011 to May 2011 as follows (in thousands):

	Notional Amount	Fair Value(1)	Accumulated Loss(2)
Liabilities:
European Financing interest rate swaps	$89,065	$(5,117)	$(5,023)
Chicago IBX Financing interest rate swap	105,000	(3,379)	(3,379)

	$194,065	$(8,496)	$(8,402)

(1)	Included in the consolidated balance sheets within other liabilities.
(2)	Included in the consolidated balance sheets within accumulated other comprehensive income (loss).

As of December 31, 2008, the Company had a total of six outstanding interest rate swap instruments with expiration dates ranging from August 2009 to May 2011 as follows (in thousands):

	Notional Amount	Fair Value(1)	Accumulated Loss(2)
Liabilities:
European Financing interest rate swaps	$101,018	$(5,930)	$(6,038)
Chicago IBX Financing interest rate swap	105,000	(4,972)	(4,972)

	$206,018	$(10,902)	$(11,010)

(1)	Included in the consolidated balance sheets within other current liabilities and other liabilities.
(2)	Included in the consolidated balance sheets within accumulated other comprehensive income (loss).

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company designated all existing interest rate swaps as highly effective hedge relationships at achieving offsetting changes in cash flows as of December 31, 2009 and 2008 with an insignificant amount of ineffectiveness recorded in interest expense on the accompanying consolidated statements of operations.

Other Derivatives–Foreign Currency Forward Contracts

The Company uses foreign currency forward contracts to manage the foreign exchange risk associated with certain foreign currency-denominated assets and liabilities. As a result of foreign currency fluctuations, the U.S. dollar equivalent values of the foreign currency-denominated assets and liabilities change. Foreign currency forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed-upon price on an agreed-upon settlement date.

The Company has not designated the foreign currency forward contracts as hedging instruments under the accounting standard for derivatives and hedging. Gains and losses on these contracts are included in other income (expense), net, along with those foreign currency gains and losses of the related foreign currency-denominated assets and liabilities associated with these foreign currency forward contracts. The Company entered into various foreign currency forward contracts during the years ended December 31, 2009 and 2008. As of December 31, 2009, the Company had gross assets totaling $504,000 and gross liabilities totaling $6,000 representing the fair values of these foreign currency forward contracts. The Company recorded its foreign currency forward contracts, net, by counter party, within other current assets. During the year ended December 31, 2009, the Company recognized a net gain of $365,000 in connection with its foreign currency forward contracts, which is reflected in other income (expense) on the accompanying consolidated statement of operations. As of December 31, 2008, the Company had gross assets totaling $447,000 and gross liabilities totaling $2,142,000 representing the fair values of these foreign currency forward contracts. During the year ended December 31, 2008, the Company recognized a net gain of $7,835,000 in connection with its foreign currency forward contracts, which is reflected in other income (expense) on the accompanying consolidated statement of operations. During the year ended December 31, 2007, the Company entered into foreign currency forward contracts to purchase 265,156,000 British pounds at an average forward rate of 2.020007, or the equivalent of $535,617,000, for purposes of hedging a portion of the purchase price of the IXEurope Acquisition. Upon cash payment, the Company recorded a foreign exchange gain of $1,494,000 during the year ended December 31, 2007, which is reflected within other income (expense) on the Company’s accompanying consolidated statements of operations.

7. Fair Value Measurements

The Company follows the accounting standard for fair value measurements, which establishes a fair value hierarchy to prioritize the inputs used in valuation techniques to increase consistency and comparability in fair value measurements. There are three levels to the fair value hierarchy of inputs to fair value (Level 1 being the highest priority and Level 3 being the lowest priority) as follows:

•	Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2: Inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the asset or the liability; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•

Level 3: Unobservable inputs reflecting the Company’s own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company measures and reports certain financial assets and liabilities at fair value on a recurring basis, including its investments in money market funds and available-for-sale debt investments in other public companies, governmental units and other agencies and derivatives.

In January 2009, the Company adopted the accounting standard for the measurement of fair value for nonfinancial assets and liabilities that are measured at fair value on a nonrecurring basis. These include:

•	Nonfinancial assets and nonfinancial liabilities initially measured at fair value in a business combination or other new basis event, but not measured at fair value in subsequent reporting periods;

•	Reporting units and nonfinancial assets and nonfinancial liabilities measured at fair value for goodwill impairment test;

•	Indefinite-lived intangible assets measured at fair value for impairment assessment;

•	Nonfinancial long-lived assets or asset groups measured at fair value for impairment assessment or disposal;

•	Asset retirement obligations initially measured at fair value but not subsequently measured at fair value; and

•	Nonfinancial liabilities associated with exit or disposal activities initially measured at fair value but not subsequently measured at fair value.

During the year ended December 31, 2009, the Company did not have any nonfinancial assets or liabilities measured at fair value on a recurring basis.

During the year ended December 31, 2009, there were no impairment charges recorded in connection with the Company’s goodwill and long-lived assets. The Company performs impairment tests of its goodwill at least annually (or whenever events or circumstances indicate a triggering event has occurred indicating that the carrying amount of the asset may not be recoverable). Goodwill attributed to the Company’s Europe reporting unit was tested for impairment in the third quarter of 2009 and goodwill attributed to the Company’s Asia-Pacific reporting unit was tested in the fourth quarter of 2009 (see Note 1). The Company performs impairment tests for its long-lived assets, other than goodwill, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During the year ended December 31, 2009, the Company recorded new asset retirement obligations and recorded a reduction to its restructuring charge, which include measurements of fair value on a non-recurring basis; however, the amounts for both of these items were not significant.

In April 2009, the Company adopted an accounting standard update for determining fair value when the volume and level of activity for an asset or liability have significantly decreased and identifying transactions that are not orderly. This adoption did not have any significant impact on the Company’s consolidated financial statements.

In September 2009, the Company adopted Accounting Standard Update No. 2009-05 (“ASU 2009-05”), which clarifies how to measure the fair value of liabilities in circumstances when a quoted price in an active market for the identical liability is not available. This adoption did not have any significant impact on the Company’s consolidated financial statements.

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s financial assets and liabilities measured at fair value on a recurring basis at December 31, 2009 were as follows (in thousands):

	Fair value at December 31, 2009	Fair value measurement using
		Level 1	Level 2	Level 3
Assets:
U.S. government and agency obligations	$437,923	$—	$437,923	$—
Money markets and cash	147,059	147,059	—	—
Corporate bonds	12,603	—	12,603	—
Asset-backed securities	5,543	—	5,543	—
Other securities	1,109	—	1,109	—
Derivative assets(1)	498	—	498	—

	$604,735	$147,059	$457,676	$—

Liabilities:
Derivative liabilities(2)	(8,496)	—	(8,496)	—

	$(8,496)	$—	$(8,496)	$—

(1)	Included in the consolidated balance sheets within other current assets.
(2)	Included in the consolidated balance sheets within other liabilities.

The Company’s financial assets and liabilities measured at fair value on a recurring basis at December 31, 2008 were as follows (in thousands):

	Fair value at December 31, 2008	Fair value measurement using
		Level 1	Level 2	Level 3
Assets:
U.S. government and agency obligations	$131,002	$—	$131,002	$—
Money markets and cash	112,208	112,208	—	—
Reserve fund	9,250	—	—	9,250
Corporate bonds	34,535	—	34,535	—
Asset-backed securities	17,724	—	17,724	—
Certificates of deposits	2,005	—	2,005	—
Other securities	1,221	—	1,221	—
Derivative assets(1)	377	—	377	—

	$308,322	$112,208	$186,864	$9,250

Liabilities:
Derivative liabilities(2)	(12,974)	—	(12,974)	—

	$(12,974)	$—	$(12,974)	$—

(1)	Included in the consolidated balance sheets within other current assets.
(2)	Included in the consolidated balance sheets within other current liabilities and other liabilities.

The fair value of the Company’s investments in available-for-sale money market funds approximates their face value. Such instruments are included in cash equivalents. These instruments include available-for-sale debt investments related to the Company’s investments in the securities of other public companies, governmental

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

units and other agencies. The fair value of these investments is based on the quoted market price of the underlying shares. However, the Company recorded an other-than-temporary impairment loss of $1,527,000 during the year ended December 31, 2008 on funds held by the Reserve money market fund, whose carrying value of $50,940,000 was in excess of fair value of $49,422,000, of which $9,250,000 remained outstanding at December 31, 2008. The Company recorded an additional $2,590,000 of other-than-temporary impairment loss on these funds during the year ended December 31, 2009. The money market funds held in the Reserve, originally classified within Level 1 of the fair value hierarchy, were reclassified to Level 3 of the fair value hierarchy in September 2008. The other-than-temporary impairment losses of $1,527,000 and $2,590,000, respectively, for the years ended December 31, 2008 and 2009 is reflected in other-than-temporary impairment loss on investments on the accompanying consolidated statements of operations.

The following table provides a summary of the activities of the Company’s Level 3 financial assets measured at fair value for the two year ended December 31, 2009 (in thousands):

Balance at December 31, 2007	$—
Transfers from Level 1	50,940
Net realized losses(1)	(1,527)
Settlements	(40,163)

Balance at December 31, 2008	$9,250
Net realized losses(1)	(2,590)
Settlements	(6,660)

Balance at December 31, 2009	$—

(1)	Included in the consolidated statements of operations within other-than-temporary impairment loss on investments.

Valuation Methods

Fair value estimates are made as of a specific point in time based on estimates using present value or other valuation techniques. These techniques involve uncertainties and are affected by the assumptions used and the judgments made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experience and other factors.

The Company’s money market funds are classified within Level 1 of the fair value hierarchy because they are valued using quoted prices for identical instruments in active markets. However, the Reserve experienced a decline in its fair value as a result of its exposure to investments held in Lehman Brothers which filed for Chapter 11 bankruptcy protection in September 2008. The Company recorded a loss on its investments in the Reserve and each of the individual securities which comprise the holdings in the Reserve was further evaluated. During the year ended December 31, 2008, the Company re-designated its investment in the Reserve from cash and cash equivalents to short-term investments. This re-designation was included in purchases of investments in investing activities in the Company’s accompanying consolidated statements of cash flows. The Company conducted its fair value assessment of the Reserve using Level 2 and Level 3 inputs. Management reviewed the Reserve’s underlying securities portfolio which is substantially comprised of discount notes, certificates of deposit and commercial paper issued by highly-rated institutions. Management evaluated the fair value of its unit interest in the Reserve itself, considering risk of collection, timing and other factors. These assumptions were inherently subjective and involved significant management judgment. As a result, during the year ended December 31, 2008, the Company classified its holdings in the Reserve within Level 3 of the fair value hierarchy.

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company considers each category of investments held to be an asset group. The asset groups held at December 31, 2009 and 2008 were primarily U.S. government and agency securities, money market funds, corporate bonds and asset-backed securities. The Company’s fair value assessment includes an evaluation by each of these securities held for sale, all of which continue to be classified within Level 2 of the fair value hierarchy.

The types of instruments valued based on other observable inputs include available-for-sale debt investments in other public companies, governmental units and other agencies. Such instruments are generally classified within Level 2 of the fair value hierarchy.

Short-Term and Long-Term Investments.    The Company uses the specific identification method in computing realized gains or losses. Except for the Reserve, which was carried at its adjusted cost and none was outstanding as of December 31, 2009, short-term and long-term investments are classified as “available-for-sale” and are carried at fair value based on quoted market prices with unrealized gains and losses reported in stockholders’ equity as a component of other comprehensive income or loss, net of any related tax effect. The Company reviews its investment portfolio quarterly to determine if any securities may be other-than-temporarily impaired due to increased credit risk, changes in industry or sector of a certain instrument or ratings downgrades over an extended period of time. The Company determined that these quoted market prices qualify as Level 1 and Level 2.

Derivative Assets and Liabilities.    In determining the fair value of the Company’s interest rate swap derivatives, the Company uses the present value of expected cash flows based on observable market interest rate curves and volatilities commensurate with the term of each instrument and the credit valuation adjustments to appropriately reflect both the Company’s own nonperformance risk and the counterparty’s nonperformance risk. For foreign currency derivatives, the Company’s approach is to use forward contract and option valuation models employing market observable inputs, such as spot currency rates, time value and option volatilities and adjust for the credit default swap market. Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit risk valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, as of December 31, 2009 and 2008, the Company had assessed the significance of the impact of the credit risk valuation adjustments on the overall valuation of its derivative positions and had determined that the credit risk valuation adjustments were not significant to the overall valuation of its derivatives. Therefore, they are categorized as Level 2.

8. Convertible Debt

The Company’s convertible debt consisted of the following as of December 31 (in thousands):

	2009	2008
Convertible Subordinated Debentures	$—	$19,150
2.50% Convertible Subordinated Notes	250,000	250,000
3.00% Convertible Subordinated Notes	395,986	395,986
4.75% Convertible Subordinated Notes	373,750	—

	1,019,736	665,136
Less amount representing debt discount	(126,030)	(37,476)

	893,706	627,660
Less current portion	—	(19,150)

	$893,706	$608,510

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Convertible Subordinated Debentures

In February 2004, the Company issued $86,250,000 principal amount of 2.5% Convertible Subordinated Debentures due February 15, 2024 (the “Convertible Subordinated Debentures”). Interest was payable semi-annually, in arrears, on February 15th and August 15th of each year.

The Convertible Subordinated Debentures were governed by the Indenture dated February 11, 2004, between the Company, as issuer, and U.S. Bank National Association, as trustee (the “Convertible Subordinated Debentures Indenture”). The Convertible Subordinated Debentures Indenture did not contain any financial covenants or any restrictions on the payment of dividends, the incurrence of senior debt or other indebtedness, or the issuance or repurchase of securities by the Company. The Convertible Subordinated Debentures were unsecured and rank junior in right of payment to the Company’s existing or future senior debt. The Convertible Subordinated Debentures were convertible into shares of the Company’s common stock. Each $1,000 principal amount of Convertible Subordinated Debentures was convertible into 25.3165 shares of the Company’s common stock. This represented an initial conversion price of approximately $39.50 per share of common stock.

During the year ended December 31, 2007, the Company entered into agreements with the holders (“Holder or Holders”) of $54,000,000 of its Convertible Subordinated Debentures, pursuant to which the Company agreed to exchange an aggregate of 1,367,090 newly issued shares of its common stock for such Holders’ Convertible Subordinated Debentures (the “Convertible Subordinated Debentures’ Partial Conversion”). Each Holder received cash consideration equal to accrued and unpaid interest through the redemption date totaling $110,000, as well as the present value of future interest due through February 15, 2009 and an incremental fee, totaling $3,395,000 (the “Inducement Fee”). The Company recognized a loss on debt conversion totaling $3,395,000 as a result of the Convertible Subordinated Debentures’ Partial Conversion in accordance with the accounting standard for induced conversions of convertible debt, due to the inducement fee. As a result of the Convertible Subordinated Debentures’ Partial Conversion, a net of $53,229,000 was credited to stockholders’ equity during the year ended December 31, 2007.

During the year ended December 31, 2008, certain holders of the Convertible Subordinated Debentures converted $13,100,000 principal amount of their Convertible Subordinated Debentures into 331,644 newly issued shares of our common stock.

During the year ended December 31, 2009, the Company entered into agreements with the holders of the remaining $19,150,000 of the Convertible Subordinated Debentures to exchange an aggregate of 484,809 newly issued shares of the Company’s common stock to settle the Convertible Subordinated Debentures. As of December 31, 2009, there were no Convertible Subordinated Debentures outstanding.

2.50% Convertible Subordinated Notes

In March 2007, the Company issued $250,000,000 aggregate principal amount of 2.50% Convertible Subordinated Notes due April 15, 2012 (the “2.50% Convertible Subordinated Notes”). Interest is payable semi-annually on April 15 and October 15 of each year, and commenced October 15, 2007.

The 2.50% Convertible Subordinated Notes are governed by an Indenture dated as of March 30, 2007, between the Company, as issuer, and U.S. Bank National Association, as trustee (the “2.50% Convertible Subordinated Notes Indenture”). The 2.50% Convertible Subordinated Notes Indenture does not contain any financial covenants or any restrictions on the payment of dividends, the incurrence of senior debt or other indebtedness, or the issuance or repurchase of securities by the Company. The 2.50% Convertible Subordinated Notes are unsecured and rank junior in right of payment to the Company’s existing or future senior debt and equal in right of payment to the Company’s existing and future subordinated debt.

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Upon conversion, holders will receive, at the Company’s election, cash, shares of the Company’s common stock or a combination of cash and shares of the Company’s common stock. However, the Company may at any time irrevocably elect for the remaining term of the 2.50% Convertible Subordinated Notes to satisfy its obligation in cash up to 100% of the principal amount of the 2.50% Convertible Subordinated Notes converted, with any remaining amount to be satisfied, at the Company’s election, in shares of its common stock or a combination of cash and shares of its common stock.

The initial conversion rate is 8.9259 shares of common stock per $1,000 principal amount of 2.50% Convertible Subordinated Notes, subject to adjustment. This represents an initial conversion price of approximately $112.03 per share of common stock. Holders of the 2.50% Convertible Subordinated Notes may convert their notes at any time prior to the close of business on the business day immediately preceding the maturity date under the following circumstances:

•

during any fiscal quarter (and only during that fiscal quarter) ending after June 30, 2007, if the sale price of the Company’s common stock, for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous fiscal quarter, is greater than 130% of the conversion price per share of common stock on such last trading day, which was $145.64 per share as of December 31, 2009 (the “Stock Price Condition Conversion Clause”);

•

subject to certain exceptions, during the five business day period following any ten consecutive trading day period in which the trading price of the 2.50% Convertible Subordinated Notes for each day of such period was less than 98% of the product of the sale price of the Company’s common stock and the conversion rate (the “2.50% Convertible Subordinated Notes Parity Provision Clause”);

•	if such Convertible Subordinated Notes have been called for redemption;

•

upon the occurrence of specified corporate transactions described in the 2.50% Convertible Subordinated Notes Indenture, such as a consolidation, merger or binding share exchange in which the Company’s common stock would be converted into cash or property other than securities (the “Corporate Action Provision Clause”); or

•	at any time on or after March 15, 2012.

Upon conversion, due to the conversion formulas associated with the 2.50% Convertible Subordinated Notes, if the Company’s stock is trading at levels exceeding 130% of the conversion price per share of common stock, and if the Company elects to pay any portion of the consideration in cash, additional consideration beyond the $250,000,000 of gross proceeds received would be required. However, in no event would the total number of shares issuable upon conversion of the 2.50% Convertible Subordinated Notes exceed 11.6036 per $1,000 principal amount of Convertible Subordinated Notes, subject to anti-dilution adjustments, or the equivalent of $86.18 per share of common stock or a total of 2,900,900 shares of the Company’s common stock. As of December 31, 2009, the 2.50% Convertible Subordinated Notes were convertible into 2,231,475 shares of the Company’s common stock.

The conversion rates may be adjusted upon the occurrence of certain events, including for any cash dividend, but they will not be adjusted for accrued and unpaid interest. Holders of the 2.50% Convertible Subordinated Notes will not receive any cash payment representing accrued and unpaid interest upon conversion of a note. Accrued but unpaid interest will be deemed to be paid in full upon conversion rather than cancelled, extinguished or forfeited. The 2.50% Convertible Subordinated Notes called for redemption may be surrendered for conversion prior to the close of business on the business day immediately preceding the redemption date.

The Company may redeem all or a portion of the 2.50% Convertible Subordinated Notes at any time after April 16, 2010 for cash but only if the closing sale price of the Company’s common stock for at least 20 of the 30

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

consecutive trading days immediately prior to the day the Company gives notice of redemption is greater than 130% of the applicable conversion price per share of common stock on the date of the notice, which was $145.64 per share as of December 31, 2009. The redemption price will equal 100% of the principal amount of the 2.50% Convertible Subordinated Notes, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

Holders of the 2.50% Convertible Subordinated Notes have the right to require the Company to purchase with cash all or a portion of the 2.50% Convertible Subordinated Notes upon the occurrence of a fundamental change such as change of control at a purchase price equal to 100% of the principal amount of the 2.50% Convertible Subordinated Notes plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase. Following certain corporate transactions that constitute a change of control, the Company will increase the conversion rate for a holder who elects to convert the 2.50% Convertible Subordinated Notes in connection with such change of control in certain circumstances.

In January 2009, the Company adopted a FASB standard for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement). This FASB standard specifies that issuers of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. The Company’s 2.50% Convertible Subordinated Notes fall within the scope of this FASB standard due to the Company’s ability to elect to repay the 2.50% Convertible Subordinated Notes in cash. This FASB standard did not impact the Company’s other convertible debt instruments that were outstanding as of January 1, 2009. This accounting standard was applied retrospectively.

The Company has determined that the embedded conversion option in the 2.50% Convertible Subordinated Notes is not required to be separately accounted for as a derivative under the accounting standard for derivatives and hedging. Under the FASB standard for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement), the Company separated the 2.50% Convertible Subordinated Notes into a liability component and an equity component. The carrying amount of the liability component was calculated by measuring the fair value of a similar liability (including any embedded features other than the conversion option) that does not have an associated equity component. The carrying amount of the equity component representing the embedded conversion option was determined by deducting the fair value of the liability component from the initial proceeds ascribed to the 2.50% Convertible Subordinated Notes as a whole. The excess of the principal amount of the liability component over its carrying amount is amortized to interest expense over the expected life of a similar liability that does not have an associated equity component using the effective interest method. The equity component is not remeasured as long as it continues to meet the conditions for equity classification as prescribed in the accounting standard for derivative financial instruments indexed to, and potentially settled in, an entity’s own common stock and the accounting standard for determining whether an instrument (or embedded feature) is indexed to an entity’s own stock.

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Issuance and transaction costs incurred at the time of the issuance of the 2.50% Convertible Subordinated Notes with third parties are allocated to the liability and equity components in proportion to the allocation of proceeds and accounted for as debt issuance costs and equity issuance costs, respectively. The 2.50% Convertible Subordinated Notes consisted of the following as of December 31 (in thousands):

	2009	2008
Equity component(1)	$52,263	$52,263

Liability component :
Principal	$250,000	$250,000
Less: debt discount, net(2)	(27,057)	(37,476)

Net carrying amount	$222,943	$212,524

(1)	Included in the consolidated balance sheets within additional paid-in capital.
(2)	Included in the consolidated balance sheets within convertible debt and is amortized over the remaining life of the 2.50% Convertible Subordinated Notes.

As of December 31, 2009, the remaining life of the 2.50% Convertible Subordinated Notes was 2.29 years.

The following table sets forth total interest expense recognized related to the 2.50% Convertible Subordinated Notes during the year ended December 31 (in thousands):

	2009	2008
Contractual interest expense	$6,250	$6,250
Amortization of debt issuance costs	1,244	1,252
Amortization of debt discount	10,418	9,656

Total interest expense	$17,912	$17,158

Effective interest rate of the liability component	8.37%	8.37%

3.00% Convertible Subordinated Notes

In September 2007, the Company issued $395,986,000 aggregate principal amount of 3.00% Convertible Subordinated Notes due October 15, 2014 (the “3.00% Convertible Subordinated Notes”). Interest is payable semi-annually on April 15 and October 15 of each year, and commenced April 15, 2008.

The 3.00% Convertible Subordinated Notes are governed by an Indenture dated as of September 26, 2007, between the Company, as issuer, and U.S. Bank National Association, as trustee (the “3.00% Convertible Subordinated Notes Indenture”). The 3.00% Convertible Subordinated Notes Indenture does not contain any financial covenants or any restrictions on the payment of dividends, the incurrence of senior debt or other indebtedness, or the issuance or repurchase of securities by the Company. The 3.00% Convertible Subordinated Notes are unsecured and rank junior in right of payment to the Company’s existing or future senior debt and equal in right of payment to the Company’s existing and future subordinated debt.

Holders of the 3.00% Convertible Subordinated Notes may convert their notes at their option on any day up to and including the business day immediately preceding the maturity date into shares of the Company’s common stock. The base conversion rate is 7.436 shares of common stock per $1,000 principal amount of 3.00% Convertible Subordinated Notes, subject to adjustment. This represents a base conversion price of approximately $134.48 per share of common stock. If, at the time of conversion, the applicable stock price of the Company’s

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

common stock exceeds the base conversion price, the conversion rate will be determined pursuant to a formula resulting in the receipt of up to 4.4616 additional shares of common stock per $1,000 principal amount of the 3.00% Convertible Subordinated Notes, subject to adjustment. However, in no event would the total number of shares issuable upon conversion of the 3.00% Convertible Subordinated Notes exceed 11.8976 per $1,000 principal amount of 3.00% Convertible Subordinated Notes, subject to anti-dilution adjustments, or the equivalent of $84.05 per share of the Company’s common stock or a total of 4,711,283 shares of the Company’s common stock. As of December 31, 2009, the 3.00% Convertible Subordinated Notes were convertible into 2,944,551 shares of the Company’s common stock.

The conversion rates may be adjusted upon the occurrence of certain events, including for any cash dividend, but they will not be adjusted for accrued and unpaid interest. Holders of the 3.00% Convertible Subordinated Notes will not receive any cash payment representing accrued and unpaid interest upon conversion of a note. Accrued but unpaid interest will be deemed to be paid in full upon conversion rather than cancelled, extinguished or forfeited. The Company may not redeem the 3.00% Convertible Subordinated Notes at its option.

Holders of the 3.00% Convertible Subordinated Notes have the right to require the Company to purchase with cash all or a portion of the Convertible Subordinated Notes upon the occurrence of a fundamental change such as change of control at a purchase price equal to 100% of the principal amount of the 3.00% Convertible Subordinated Notes plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase. Following certain corporate transactions that constitute a change of control, the Company will increase the conversion rate for a holder who elects to convert the 3.00% Convertible Subordinated Notes in connection with such change of control in certain circumstances.

The Company has considered the accounting standard for debt with conversion and other options and for derivatives and hedging and has determined that the 3.00% Convertible Subordinated Notes do not contain a beneficial conversion feature as the fair value of the Company’s common stock on the date of issuance was less than the initial conversion price outlined in the agreement.

4.75% Convertible Subordinated Notes

In June 2009, the Company issued $373,750,000 aggregate principal amount of 4.75% Convertible Subordinated Notes due June 15, 2016 (the “4.75% Convertible Subordinated Notes”). Interest is payable semi-annually on June 15 and December 15 of each year, beginning December 15, 2009.

The 4.75% Convertible Subordinated Notes are governed by an Indenture dated as of June 12, 2009, between the Company, as issuer, and U.S. Bank National Association, as trustee (the “4.75% Convertible Subordinated Notes Indenture”). The 4.75% Convertible Subordinated Notes Indenture does not contain any financial covenants or any restrictions on the payment of dividends, the incurrence of senior debt or other indebtedness, or the issuance or repurchase of securities by the Company. The 4.75% Convertible Subordinated Notes are unsecured and rank junior in right of payment to the Company’s existing or future senior debt and equal in right of payment to the Company’s existing and future subordinated debt.

Upon conversion, holders will receive, at the Company’s election, cash, shares of the Company’s common stock or a combination of cash and shares of the Company’s common stock. However, the Company may at any time irrevocably elect for the remaining term of the 4.75% Convertible Subordinated Notes to satisfy its obligation in cash up to 100% of the principal amount of the 4.75% Convertible Subordinated Notes, with any remaining amount to be satisfied, at the Company’s election, in shares of its common stock or a combination of cash and shares of its common stock.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The initial conversion rate is 11.8599 shares of common stock per $1,000 principal amount of 4.75% Convertible Subordinated Notes, subject to adjustment. This represents an initial conversion price of approximately $84.32 per share of common stock. Holders of the 4.75% Convertible Subordinated Notes may convert their notes at any time prior to the close of business on the business day immediately preceding the maturity date under the following circumstances:

•

during any fiscal quarter (and only during that fiscal quarter) ending after December 31, 2009, if the sale price of the Company’s common stock, for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous fiscal quarter, is greater than 130% of the conversion price per share of common stock on such last trading day, which was $109.62 per share (the “Stock Price Condition Conversion Clause”);

•

subject to certain exceptions, during the five business day period following any 10 consecutive trading day period in which the trading price of the 4.75% Convertible Subordinated Notes for each day of such period was less than 98% of the product of the sale price of the Company’s common stock and the conversion rate (the “4.75% Convertible Subordinated Notes Parity Provision Clause”);

•

upon the occurrence of specified corporate transactions described in the 4.75% Convertible Subordinated Notes Indenture, such as a consolidation, merger or binding share exchange in which the Company’s common stock would be converted into cash or property other than securities (the “Corporate Action Provision Clause”); or

•	at any time on or after March 15, 2016.

Upon conversion, if the Company elected to pay a sufficiently large portion of the conversion obligation in cash, additional consideration beyond the $373,750,000 of gross proceeds received would be required. As of December 31, 2009, the 4.75% Convertible Subordinated Notes were convertible into 4,432,638 shares of the Company’s common stock.

The conversion rates may be adjusted upon the occurrence of certain events, including for any cash dividend, but they will not be adjusted for accrued and unpaid interest. Holders of the 4.75% Convertible Subordinated Notes will not receive any cash payment representing accrued and unpaid interest upon conversion of a note. Accrued but unpaid interest will be deemed to be paid in full upon conversion rather than cancelled, extinguished or forfeited.

The Company does not have the right to redeem the 4.75% Convertible Subordinated Notes at its option. Holders of the 4.75% Convertible Subordinated Notes have the right to require the Company to purchase with cash all or a portion of the 4.75% Convertible Subordinated Notes upon the occurrence of a fundamental change, such as a change of control at a purchase price equal to 100% of the principal amount of the 4.75% Convertible Subordinated Notes plus accrued and unpaid interest, if any, to, but excluding, the date of repurchase. Following certain corporate transactions that constitute a change of control, the Company will increase the conversion rate for a holder who elects to convert the 4.75% Convertible Subordinated Notes in connection with such change of control in certain circumstances.

Under a FASB standard for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement), the Company separated the 4.75% Convertible Subordinated Notes into a liability component and an equity component. The carrying amount of the liability component was calculated by measuring the fair value of a similar liability (including any embedded features other than the conversion option) that does not have an associated equity component. The carrying amount of the equity component representing the embedded conversion option was determined by deducting the fair value of the liability component from the initial proceeds ascribed to the 4.75% Convertible Subordinated Notes as a whole. The excess of the principal

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

amount of the liability component over its carrying amount is amortized to interest expense over the expected life of a similar liability that does not have an associated equity component using the effective interest method. The equity component is not remeasured as long as it continues to meet the conditions for equity classification as prescribed in the accounting standard for derivative financial instruments indexed to, and potentially settled in, an entity’s own common stock and the accounting standard for determining whether an instrument (or embedded feature) is indexed to an entity’s own stock.

Issuance and transaction costs incurred at the time of the issuance of the 4.75% Convertible Subordinated Notes with third parties are allocated to the liability and equity components and accounted for as debt issuance costs and equity issuance costs, respectively. Debt issuance costs related to the 4.75% Convertible Subordinated Notes, net of amortization, were $6,604,000 as of December 31, 2009 and equity issuance costs were $2,796,000. Additionally, the Company recorded a deferred tax liability of $21,998,000 in connection with the 4.75% Convertible Subordinated Notes and the Capped Call (see below). The 4.75% Convertible Subordinated Notes consisted of the following as of December 31 (in thousands):

2009
Equity component(1)	$104,794

Liability component :
Principal	$373,750
Less: debt discount, net(2)	(98,973)

Net carrying amount	$274,777

(1)	Included in the consolidated balance sheets within additional paid-in capital.
(2)	Included in the consolidated balance sheets within convertible debt and is amortized over the remaining life of the 4.75% Convertible Subordinated Notes.

As of December 31, 2009, the remaining life of the 4.75% Convertible Subordinated Notes was 6.5 years.

The following table sets forth total interest expense recognized related to the 4.75% Convertible Subordinated Notes for the year ended December 31 (in thousands):

2009
Contractual interest expense	$9,814
Amortization of debt issuance costs	573
Amortization of debt discount	5,820

$16,207

Effective interest rate of the liability component	10.88%

To minimize the impact of potential dilution upon conversion of the 4.75% Convertible Subordinated Notes, the Company entered into capped call transactions (“the Capped Call”) separate from the issuance of the 4.75% Convertible Subordinated Notes and paid a premium of $49,664,000 for the Capped Call. The Capped Call covers a total of approximately 4,432,638 shares of the Company’s common stock, subject to adjustment. Under the Capped Call, the Company effectively raised the conversion price of the 4.75% Convertible Subordinated Notes from $84.32 to $114.82. Depending upon the Company’s stock price at the time the 4.75% Convertible Subordinated Notes are redeemed, the Capped Call will return up to 1,177,456 shares of the Company’s common stock to the Company; however, the Company will receive no benefit from the Capped Call if the Company’s stock price is $84.32 or lower at the time of conversion and will receive less shares than the 1,177,456 share

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

maximum as described above for share prices in excess of $114.82 at the time of conversion than it would have received at a share price of $114.82 (the Company’s benefit from the Capped Call is capped at $114.82 and the benefit received begins to decreases above this price). In connection with the Capped Call, the Company recorded a $19,000 derivative loss in its consolidated statement of operations for the year ended December 31, 2009, and the remaining $49,645,000 was recorded in additional paid-in capital pursuant to the accounting standard for derivative financial instruments indexed to, and potentially settled in, an entity’s own common stock and the accounting standard for determining whether an instrument (or embedded feature) is indexed to an entity’s own stock.

9. Non-Convertible Debt

The Company’s non-convertible debt consisted of the following as of December 31 (in thousands):

	2009	2008
European financing	$130,058	$130,981
Chicago IBX financing	109,991	109,991
Mortgage payable	91,756	94,362
Asia-Pacific financing	64,559	87,009
Singapore financing	24,559	—
Netherlands financing	9,311	6,485
Bank of America revolving credit line	—	—
Other note payable	—	9,672

	430,234	438,500
Less current portion	(58,912)	(52,054)

	$371,322	$386,446

European Financing

In September 2007, as a result of the IXEurope Acquisition (see Note 2), a wholly-owned subsidiary of the Company acquired a senior facilities agreement totaling approximately 82,000,000 British pounds, or approximately $132,600,000 (the “European Financing”). The European Financing is comprised of three facilities: (i) Facility A, which was available to draw upon through March 2008, provided for a term loan of up to approximately 40,000,000 British pounds and bears a floating interest rate per annum of between 0.875% and 2.25% above LIBOR or EURIBOR; (ii) Facility B, which was available to draw upon through June 2010, provided for a term loan of up to approximately 40,000,000 British pounds and bears a floating interest rate per annum of between 0.875% and 2.25% above LIBOR or EURIBOR and (iii) Facility C, which is available to draw upon through May 2014, provides for a revolving credit facility of up to approximately 2,000,000 British pounds and bears a floating interest rate per annum of between 0.875% and 2.125% above LIBOR or EURIBOR (collectively, the “Loans Payable”). As of December 31, 2009, the Company had fully utilized Facility A and Facility B under the European Financing. The European Financing has a final maturity date of June 30, 2014 and interest is payable in periods of one, two, three or six months at the election of the Company. Facility A will be repaid in 13 semi-annual installments, which commenced June 30, 2008. Facility B will be repaid in nine semi-annual installments commencing June 30, 2010. Facility C will be repaid at the final maturity date. The European Financing is available to fund the Company’s current or future operations in Europe, including capital expenditures, for certain subsidiaries in Europe and amounts can be drawn in British pounds, Euros or Swiss francs. Loans payable under the European Financing are available to fund certain of the Company’s expansion projects in France, Germany, Switzerland and the United Kingdom. Under the European Financing, the use of cash currently available in these certain European subsidiaries, which was $67,199,000 as of December 31, 2009, is limited to the general working capital needs of these

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

subsidiaries or repaying the European Financing. The European Financing is collateralized by certain of the Company’s assets in Europe and contains several financial covenants specific to the Company’s European operations, with which the Company must comply quarterly. In January 2009, the Company amended certain provisions of the European Financing effective December 31, 2008 related to certain financial covenants and acknowledgment of the appointment of an executive officer in Europe. As of December 31, 2009, the Company was in compliance with all financial covenants in connection with the European Financing. As of December 31, 2009, the European Financing had an approximate blended interest rate of 1.62% per annum.

Upon a written request from the Company at any time after December 31, 2007 and through the final maturity date, and upon approval by the lenders, an additional term loan of up to approximately 15,000,000 British pounds, or approximately $24,247,000, may be made available to the Company.

The European Financing requires the Company to hedge the floating interest rates inherent in the European Financing (on just a portion of the total amounts outstanding). In May 2008, the Company entered into three interest rate swap agreements to hedge the interest payments on the equivalent principal of $89,065,000 of the European Financing, which will mature in May 2011. Under the terms of the interest rate swap transactions, the Company receives interest payments based on rolling one-month EURIBOR and LIBOR terms and pay fixed interest rates ranging from 5.59% to 7.03% (swap rates ranging from 4.46% to 5.91% plus borrowing margin) (see Note 6).

Chicago IBX Financing

In February 2007, a wholly-owned subsidiary of the Company obtained a loan of up to $110,000,000 to finance up to 60% of the development and construction costs of an expansion project in the Chicago metro area (the “Chicago IBX Financing”). The Company periodically received advances of funds in conjunction with costs incurred for construction of its expansion project in the Chicago metro area (collectively, the “Loan Payable”). As of December 31, 2008, the Company had received advances representing the final Loan Payable totaling $109,991,000.

The Loan Payable has an initial maturity date of January 31, 2010, with options to extend for up to an additional two years, in one-year increments, upon satisfaction of certain extension conditions. In January 2010, the Company utilized one of the options to extend the Loan Payable under the Chicago IBX Financing for one year, which now is set to expire on January 31, 2011. As a result of this extension, the Loan Payable is repaid in monthly installments beginning in February 2010. The Loan Payable bears interest at a floating rate (one, three or six month LIBOR plus 2.75%) with interest payable monthly, which commenced in March 2007. As of December 31, 2009, the Loan Payable had an approximate interest rate of 3.0% per annum. The Chicago IBX Financing has no specific financial covenants and contains a limited parent company guaranty. In January 2010, the Company exercised its option to extend the Chicago IBX Financing for a year, which changes the maturity date to January 31, 2011.

In May 2008, the Company entered into an interest rate swap agreement with one counterparty to hedge the interest payments on principal of $105,000,000 of the Chicago IBX Financing, which will mature in February 2011. Under the terms of the interest rate swap transaction, we receive interest payments based on rolling one-month LIBOR terms and pay fixed interest rate of 6.34% (swap rate of 3.59% plus borrowing margin of 2.75%) (see Note 6).

Mortgage Payable

In December 2005, the Company financed the Ashburn Campus Property Acquisition with a $60,000,000, 8% mortgage to be amortized over 20 years (the “Mortgage Payable”). Payments for the Mortgage Payable are

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

payable monthly, commenced February 2006, and will be payable through January 2026. The Mortgage Payable is collateralized by the Ashburn Campus property and related assets. Pursuant to the terms of the Mortgage Payable, the Company agreed to invest at least $40,000,000 in capital improvements to the Ashburn Campus by December 31, 2007. In December 2006, the Company obtained additional financing of $40,000,000, which increased the total amount financed by the Mortgage Payable from $60,000,000 to $100,000,000, on the same terms as the initial Mortgage Payable. The Company used this additional funding to finance expansion projects in the Washington, D.C. metro area. The Mortgage Payable has numerous covenants; however, there are no specific financial ratios or minimum operating performance covenants. As of December 31, 2009, the Company was in compliance with all covenants in connection with the Mortgage Payable.

Asia-Pacific Financing

In August 2007, two wholly-owned subsidiaries of the Company, located in Singapore and Tokyo, Japan, entered into an approximately $47,900,000 multi-currency credit facility agreement (the “Asia-Pacific Financing”), which is comprised of 23,000,000 Singapore dollars and 2,932,500,000 Japanese yen, respectively. During the year ended December 31, 2008, the Asia-Pacific Financing was amended to also enable our subsidiaries in Australia and Hong Kong to borrow up to 32,000,000 Australian dollars and 156,000,000 Hong Kong dollars, respectively, under the same general terms, amending the Asia-Pacific Financing into an approximately $96,700,000 multi-currency credit facility agreement. The Asia-Pacific Financing has a four-year term that allows these four subsidiaries to borrow up to their credit limits during the first 12-month period with repayment to occur over the remaining three years in twelve 12 quarterly installments (collectively, the “Loans Payable”). The Asia-Pacific Financing bears interest at a floating rate (the relevant three-month local cost of funds), as applicable, plus 1.85%-2.50% depending on the ratio of the Company’s senior indebtedness to its earnings before interest, taxes, depreciation and amortization, or EBITDA, with interest payable quarterly. Loans Payable under the Asia-Pacific Financing have a final maturity date of March 2012. The Asia-Pacific Financing may be used by these four subsidiaries to fund capital expenditures on leasehold improvements, equipment, and other installation costs related to expansion plans in Singapore, Tokyo, Sydney and Hong Kong. The Asia-Pacific Financing is guaranteed by the parent, Equinix, Inc., is secured by the assets of these four subsidiaries, including a pledge of their shares, and has several financial covenants specific to the Company’s Asia-Pacific operations, with which the Company must comply quarterly. As of December 31, 2009, Loans Payable under the Asia-Pacific Financing had an approximate blended interest rate of 3.45% per annum. The Loans Payable under the Asia-Pacific Financing have a final maturity date of March 2012. As of December 31, 2009, the Company was in compliance with all financial covenants in connection with the Asia-Pacific Financing.

Singapore Financing

In September 2009, the Company’s wholly-owned subsidiary in Singapore entered into a 37,000,000 Singapore dollar, or approximately $26,338,000, credit facility agreement (the “Singapore Financing”). The Singapore Financing is comprised of two tranches: (i) Facility A, which is available for drawing upon through March 18, 2010, provides a term loan of up to 34,500,000 Singapore dollars and (ii) Facility B, which is available for drawing upon through September 12, 2010, provides a term loan of up to 2,500,000 Singapore dollars. Facility A will be repaid in nine semi-annual installments beginning August 2010 and Facility B will be repaid in eight semi-annual installments beginning February 2011 (collectively, the “Loan Payable”). As of December 31, 2009, the Company had fully utilized Facility A under the Singapore Financing. The Loan Payable under the Singapore Financing bears interest at a floating rate (Swap offer rate plus 3.65% per annum). The Singapore Financing has a final maturity date of August 31, 2014 and interest is payable in periods of one, three or six months at the election of the Company’s Singaporean subsidiary. The Singapore Financing is guaranteed by the parent, Equinix, and is secured by the assets of the Company’s second IBX data center in Singapore. The Singapore Financing has several financial covenants specific to the Company’s operations in Singapore, with

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

which the Company must comply periodically commencing in the second quarter of 2010. As of December 31, 2009, the Loan Payable under the Singapore Financing had an approximate interest rate per annum of 4.20%.

Netherlands Financing

In February 2008, as a result of the Virtu Acquisition, a wholly-owned subsidiary of the Company assumed senior credit facilities totaling approximately 5,500,000 Euros (the “Netherlands Financing”), which are callable by the lender and bear interest at a floating rate (three month EURIBOR plus 1.25%). In June 2009, the Company’s wholly-owned subsidiary in the Netherlands amended the Netherlands Financing by entering into a 7,000,000 Euro term loan to replace the previously outstanding senior credit facilities. The Netherlands Financing contains several financial covenants, which the Company must comply with annually, is guaranteed by the Company and is collateralized by substantially all of the Company’s operations in the Netherlands (collectively, the “Loan Payable”). The Netherlands Financing has a final maturity date of June 30, 2016 with repayment to occur over the remaining seven years in 28 equal quarterly installments, which commenced in September 2009. The Loan Payable under the Netherlands Financing bears interest at a floating rate (three month EURIBOR plus 3.60% per annum). As of December 31, 2009, the Loan Payable under the Netherlands Financing had an approximate interest rate per annum of 4.31%. As of December 31, 2009, the Company was in compliance with all financial covenants in connection with the Netherlands Financing.

Bank of America Revolving Credit Line

In February 2009, the Company and one of its wholly-owned subsidiaries, as co-borrower, entered into a $25,000,000 one-year revolving credit facility with Bank of America (the “Bank of America Revolving Credit Line”). In February 2010, the Company amended the Bank of America Revolving Credit Line and extended the maturity date to February 11, 2011 (see Note 18). The Bank of America Revolving Credit Line will be used primarily to fund the Company’s working capital and to enable the Company to issue letters of credit. The effect of issuing letters of credit under the Bank of America Revolving Credit Line reduces the amount available for borrowing under the Bank of America Revolving Credit Line. The Company may borrow, repay and reborrow under the Bank of America Revolving Credit Line at either the prime rate or at a borrowing margin of 2.75% over one, three or six month LIBOR, subject to a minimum borrowing cost of 3.00%. The Bank of America Revolving Credit Line contains three financial covenants, which the Company must comply with quarterly, consisting of a tangible net worth ratio, a debt service ratio and a senior leverage ratio and is collateralized by the Company’s domestic accounts receivable balances. As of December 31, 2009, the Company was in compliance with all financial covenants in connection with the Bank of America Revolving Credit Line. The Bank of America Revolving Credit Line is available for renewal subject to mutual agreement by both parties. As of December 31, 2009, the Company had issued 17 irrevocable letters of credit totaling $16,691,000 under the Bank of America Revolving Credit Line, which resulted in the release of restricted cash (see “Other Assets” in Note 5). As a result, the amount available to borrow was $8,309,000 as of December 31, 2009.

Other Note Payable

The other note payable arose from a 2005 lease restructuring and was a non-interest bearing note with an imputed interest rate of 6.14% per annum. Payments under the other note payable, which originally totaled $20,000,000, were payable quarterly and were paid through the fourth quarter of 2009. As of December 31, 2009, there was no other note payable outstanding.

Silicon Valley Bank Credit Line

In December 2004, the Company entered into a $25,000,000 credit line arrangement with Silicon Valley Bank, which was subsequently amended to increase the line up to $75,000,000 (the “Silicon Valley Bank Credit

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Line”). Borrowings under the Silicon Valley Bank Credit Line, if drawn, bore interest at variable interest rates, plus the applicable margins, in effect prior to the amendment, based on either prime rates or LIBOR rates. The Silicon Valley Bank Credit Line had an original maturity of September 15, 2008 and was secured by substantially all of the Company’s domestic personal property assets and certain of the Company’s real property leases. The Silicon Valley Bank Credit Line also featured sublimits, which enabled the Company to issue letters of credit. The Company entered into seven irrevocable letters of credit with the Silicon Valley Bank, which were collateralized by the Silicon Valley Bank Credit Line.

In February 2008, the Company terminated the Silicon Valley Bank Credit Line. As a result, all letters of credit issued and outstanding under the Silicon Valley Bank Credit Line, totaling $12,144,000, were funded as restricted cash on the Company’s consolidated balance sheets (see “Other Assets” in Note 5). As of the termination date, the Company had no borrowings outstanding under the Silicon Valley Bank Credit Line and no termination penalties were incurred.

Senior Bridge Loan

In June 2007, the Company entered into a Senior Bridge Loan Credit Agreement (the “Senior Bridge Loan”) with Citibank, N.A., as Lender, and as agent for the Lender, for a principal amount of $500,000,000, to secure temporary financing for the IXEurope Acquisition.

The Company incurred $2,554,000 of debt issuance costs in securing the Senior Bridge Loan. The Senior Bridge Loan was never drawn and terminated in September 2007. As a result, the Company recorded a loss on debt extinguishment totaling $2,554,000 reflecting the immediate write-off of all such debt issuance costs previously capitalized.

10. Capital Lease and Other Financing Obligations

Capital lease and other financing obligations consisted of the following as of December 31 (in thousands):

	2009	2008
Paris IBX capital lease	$40,597	$40,047
Los Angeles IBX financing	37,363	37,700
Washington, D.C. metro area IBX capital lease	30,119	31,513
London IBX financing (see Note 3)	14,003	—
San Jose IBX equipment & fiber financing	13,723	14,164
Zurich IBX financing (see Note 3)	11,470	—
Chicago IBX equipment financing	6,171	6,905
Other capital lease and financing obligations	7,583	7,201

	161,029	137,530
Less current portion	(6,452)	(4,499)

	$154,577	$133,031

Paris IBX Capital Lease

In October 2008, the Company recorded the Paris IBX Capital Lease. Monthly payments under the Paris IBX Capital Lease commenced in June 2009 and will be made through September 2020 at an effective interest rate of 7.43% per annum.

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Los Angeles IBX Financing

In December 2005, the Company recorded the Los Angeles IBX Financing. Monthly payments under the Los Angeles IBX Financing commenced in January 2006 and will be made through December 2025 at an effective interest rate of 7.75% per annum.

Washington, D.C. Metro Area IBX Capital Lease

In November 2004, the Company recorded the Washington, D.C. Metro Area IBX Capital Lease. Monthly payments under the Washington, D.C. Metro Area IBX Capital Lease commenced in November 2004 and will be made through October 2019 at an effective interest rate of 8.50% per annum.

San Jose IBX Equipment & Fiber Financing

In February 2005, the Company recorded the San Jose IBX Equipment & Fiber Financing. Monthly payments under the San Jose IBX Equipment & Fiber Financing commenced in February 2005 and will be made through May 2020 at an effective interest rate of 8.50% per annum.

Chicago IBX Equipment Financing

In November 2005, the Company recorded the Chicago IBX Equipment Financing. Monthly payments under the Chicago IBX Equipment Financing commenced in November 2005 and will be made through August 2015 at an effective interest rate of 7.50% per annum.

11. Debt Maturities

Combined aggregate maturities for the Company’s various debt facilities and other financing obligations as of December 31, 2009 were as follows (in thousands) (unaudited):

	Convertible debt(1)	Mortgage and loans payable(1)		Capital lease and other financing obligations(2)	Total
2010	$—	$58,912		$17,477	$76,389
2011	—	62,486		19,507	81,993
2012	250,000	134,650	(3)	19,392	404,042
2013	—	36,669		19,497	56,166
2014	395,986	60,307		20,033	476,326
2015 and thereafter	373,750	77,210		162,398	613,358

	1,019,736	430,234		258,304	1,708,274
Less amount representing interest	—	—		(115,809)	(115,809)
Less amount representing debt discount	(126,030)	—		—	(126,030)
Less amount representing remaining estimated building costs	—	—		(1,498)	(1,498)
Plus amount representing residual property value	—	—		20,032	20,032

	893,706	430,234		161,029	1,484,969
Less current portion of principal	—	(58,912)		(6,452)	(65,364)

	$893,706	$371,322		$154,577	$1,419,605

(1)	Represents principal only.
(2)	Represents principal and interest in accordance with minimum lease payments.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)	The loan payable under the Chicago IBX Financing had an initial maturity date of January 31, 2010, with options to extend for up to an additional two years, in one-year increments, upon satisfaction of certain extension conditions. In January 2010, the Company utilized one of the options to extend the loan payable under the Chicago IBX Financing for one year, which is set to expire on January 31, 2011. The Company intends to exercise the remaining one-year extension option.

12. Stockholders’ Equity

The Company’s authorized share capital is 300,000,000 shares of common stock and 100,000,000 shares of preferred stock, of which 25,000,000 is designated Series A, 25,000,000 is designated as Series A-1 and 50,000,000 is undesignated. As of December 31, 2009 and 2008, the Company had no preferred stock issued and outstanding.

Common Stock

As of December 31, 2009, the Company has reserved the following shares of authorized but unissued shares of common stock for future issuance:

Conversion of 2.50% Convertible Subordinated Notes	2,900,900
Conversion of 3.00% Convertible Subordinated Notes	4,711,283
Conversion of 4.75% Convertible Subordinated Notes	4,432,638
Common stock options, restricted shares and restricted stock units	8,999,828
Common stock employee purchase plans	2,268,580
Common stock warrant	1,034

23,314,263

Equity Compensation Plans

In May 2000, the Company’s stockholders approved the adoption of the 2000 Equity Incentive Plan as the successor plan to the 1998 Stock Plan. Beginning in August 2000, the Company no longer issued additional grants under the 1998 Stock Plan, and unexercised options under the 1998 Stock Plan that cancel due to an optionee’s termination may be reissued under the successor 2000 Equity Incentive Plan. Under the 2000 Equity Incentive Plan, nonstatutory stock options, restricted shares, restricted stock units, and stock appreciation rights may be granted to employees, outside directors and consultants at not less than 85% of the fair value on the date of grant, and incentive stock options may be granted to employees at not less than 100% of the fair value on the date of grant. Options granted prior to October 1, 2005 generally expire 10 years from the grant date, and equity awards granted to employees and consultants on or after October 1, 2005 will generally expire seven years from the grant date, subject to continuous service of the optionee. Equity awards granted under the 2000 Equity Incentive Plan generally vest over four years. As of December 31, 2009, the Company had reserved a total of 14,449,011 shares for issuance under the 2000 Equity Incentive Plan of which 5,189,178 were still available for grant, and the plan reserve is increased on January 1 each year through January 1, 2010 by the lesser of 6% of the common stock then outstanding or 6,000,000 shares. The 2000 Equity Incentive Plan is administered by the Compensation Committee of the Board of Directors, and the Compensation Committee may terminate or amend the plan, with approval of the stockholders as may be required by applicable law, at any time.

In May 2000, the Company’s stockholders approved the adoption of the 2000 Director Option Plan, which was amended and restated effective January 1, 2003. Under the 2000 Director Option Plan, each non-employee board member who was not previously an employee of the Company will receive an automatic initial nonstatutory stock option grant, which vests in four annual installments. In addition, each non-employee board member will receive an annual non-statutory stock option grant on the date of the Company’s regular Annual Meeting of Stockholders, provided the board member will continue to serve as a director thereafter. Such annual

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

option grants shall vest in full on the earlier of a) the first anniversary of the grant, or b) the date of the regular Annual Meeting of Stockholders held in the year following the grant date. A new director who receives an initial option will not receive an annual option in the same calendar year. Options granted under the 2000 Director Option Plan will have an option price not less than 100% of the fair value on the date of grant and will have a 10-year contractual term, subject to continuous service of the board member. On December 18, 2008, the Company’s Board of Directors passed resolutions eliminating all automatic stock option grant mechanisms under the 2000 Director Plan, and replaced them with an automatic restricted stock unit grant mechanism under the 2000 Equity Incentive Plan. As of December 31, 2009, the Company had reserved 543,440 shares subject to options for issuance under the 2000 Director Option Plan of which 455,938 were still available for grant and an additional 50,000 shares is added to the reserve on January 1 each year through January 1, 2010. The 2000 Director Option Plan is administered by the Compensation Committee of the Board of Directors, and the Compensation Committee may terminate or amend the plan, with approval of the stockholders as may be required by applicable law, at any time.

In September 2001, the Company adopted the 2001 Supplemental Stock Plan, under which non-statutory stock options and restricted shares/restricted stock units may be granted to consultants and employees who are not executive officers or board members, at not less than 85% of the fair value on the date of grant. Options granted prior to October 1, 2005 generally expire 10 years from the grant date, and options granted on or after October 1, 2005 will generally expire seven years from the grant date, subject to continuous service of the optionee. Current stock options granted under the 2001 Supplemental Stock Plan generally vest over four years. As of December 31, 2009, the Company had reserved a total of 1,493,961 shares for issuance under the 2001 Supplemental Stock Plan, of which 260,189 were still available for grant. The 2001 Supplemental Stock Plan is administered by the Compensation Committee of the Board of Directors, and the plan will continue in effect indefinitely unless the Compensation Committee decides to terminate it earlier.

The 1998 Stock Plan, 2000 Equity Incentive Plan, 2000 Director Option Plan and 2001 Supplemental Stock Plan are collectively referred to as the “Equity Compensation Plans.”

Stock Options

Stock option activity under the Equity Compensation Plans is summarized as follows:

	Number of shares outstanding	Weighted- average exercise price per share
Stock options outstanding at December 31, 2006	3,312,315	$45.11
Stock options granted	944,500	83.03
Stock options exercised	(941,315)	33.55
Stock options canceled	(184,582)	61.38

Stock options outstanding at December 31, 2007	3,130,918	59.06
Stock options granted	88,600	81.60
Stock options exercised	(519,987)	38.30
Stock options canceled	(142,078)	74.89

Stock options outstanding at December 31, 2008	2,557,453	63.18
Stock options granted	—	—
Stock options exercised	(621,628)	48.89
Stock options canceled	(64,854)	97.58

Stock options outstanding at December 31, 2009	1,870,971	66.74

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total intrinsic value of stock options exercised during the years ended December 31, 2009, 2008 and 2007 was $23,701,000, $24,335,000 and $54,190,000, respectively. The intrinsic value is calculated as the difference between the market value of the stock on the date of exercise and the exercise price of the option. The total fair value of options vested during the years ended December 31, 2009, 2008 and 2007 was $19,066,000, $27,076,000 and $26,321,000, respectively. In July 2008, the Company began granting restricted stock units exclusively in lieu of stock options.

The following table summarizes information about outstanding stock options as of December 31, 2009:

	Outstanding			Exercisable
Range of exercise prices	Number of shares	Weighted- average remaining contractual life	Weighted- average exercise price	Number of shares	Weighted- average exercise price
$2.96 to $30.02	210,881	3.67	$20.14	210,881	$20.14
$30.38 to $44.49	194,181	4.65	39.36	194,181	39.36
$44.70 to $52.51	213,346	4.66	45.49	204,573	45.35
$52.85 to $52.85	295,677	3.16	52.85	284,738	52.85
$53.09 to $74.91	140,299	4.15	63.04	91,113	61.16
$75.38 to $75.38	284,412	4.00	75.38	176,590	75.38
$78.12 to $92.29	200,825	4.91	85.45	126,036	85.30
$93.78 to $158.00	313,116	3.51	115.49	242,547	119.70
$187.00 to $312.00	18,234	0.60	221.89	18,234	221.89

	1,870,971	3.96	66.74	1,548,893	63.87

As of December 31, 2009, 2008 and 2007, the weighted average remaining contractual life of options outstanding was 3.96 years, 4.90 years and 5.77 years, respectively. The weighted-average exercise price of options outstanding at December 31, 2009, 2008 and 2007 was $66.74, $63.18 and $59.06, respectively. The weighted-average exercise price of options exercisable at December 31, 2009, 2008 and 2007 was $63.87, $58.66 and $51.16, respectively.

The Company provides the following additional disclosures for stock options as of December 31 (dollars in thousands):

	2009	2008	2007
Total aggregated intrinsic value of stock options outstanding	$80,104	$17,683	$139,879
Total aggregated intrinsic value of stock options exercisable	71,783	16,506	81,505
Weighted average remaining contractual life of stock options exercisable (in years)	3.87	4.69	5.41

Fair Value Calculations—Stock Options

The Company uses the Black-Scholes option-pricing model to determine the fair value of stock options with the following weighted average assumptions for the years ended December 31:

	2008	2007
Dividend yield	0%	0%
Expected volatility	52%	63%
Risk-free interest rate	3.12%	4.54%
Expected life (in years)	4.9	4.6

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The weighted-average fair value of stock options per share on the date of grant was $39.22 and $45.10, respectively, for the years ended December 31, 2008 and 2007.

Restricted Shares and Restricted Stock Units

Restricted Shares (Unissued Shares at Grant)

In 2005, the Company granted 160,000 restricted shares to its executives. These restricted shares only became issued and outstanding shares when they vested. The activity of these restricted shares is summarized as follows:

	Number of shares outstanding	Weighted- average grant date fair value per share
Restricted shares outstanding, December 31, 2006	160,000	$43.76
Restricted shares issued, vested	(64,000)	43.76

Restricted shares outstanding, December 31, 2007	96,000	43.76
Restricted shares issued, vested	(64,000)	43.76

Restricted shares outstanding, December 31, 2008	32,000	43.76
Restricted shares issued, vested	(32,000)	43.76

Restricted shares outstanding, December 31, 2009	—	—

Restricted Shares (Issued and Outstanding Shares at Grant)

During the years ended December 31, 2007 and 2006, the Company granted a total of 557,000 restricted shares to its executive officers and, at the same time, issued these shares into an escrow account under the names of each of the executive officers. These shares have voting rights and are considered issued and outstanding. They are released from the escrow account as they vest. However, they are subject to forfeiture (and, therefore, canceled) if the individual officers do not meet the vesting requirements. The activity of these restricted shares is as follows:

	Number of shares outstanding	Weighted- average grant date fair value per share
Restricted shares outstanding, December 31, 2006	247,750	$44.55
Restricted shares granted	283,000	73.96
Restricted shares released, vested	(73,505)	48.68
Restricted shares canceled	—	—

Restricted shares outstanding, December 31, 2007	457,245	62.09
Restricted shares granted	—	—
Restricted shares released, vested	(153,169)	63.09
Restricted shares canceled	(21,166)	77.11

Restricted shares outstanding, December 31, 2008	282,910	60.42
Restricted shares granted	—	—
Restricted shares released, vested	(137,535)	55.40
Restricted shares canceled	(28,875)	61.49

Restricted shares outstanding, December 31, 2009	116,500	66.09

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Restricted Stock Units

During the year ended December 31, 2007, the Company granted restricted stock units to certain of its non-executive employees. During the year ended December 31, 2008, the Company began granting restricted stock units exclusively to its employees, including executives, in lieu of stock options. Each unit is not considered issued and outstanding and does not have voting rights until it is converted into one share of the Company’s common stock upon vesting. Restricted stock unit activity is summarized as follows:

	Number of shares outstanding	Weighted- average grant date fair value per share
Restricted stock units outstanding, December 31, 2006	—	$—
Restricted stock units granted	364,136	77.57
Restricted stock units vested	(47,734)	76.65
Restricted stock units canceled	—	—

Restricted stock units outstanding, December 31, 2007	316,402	77.79
Restricted stock units granted	606,737	76.37
Restricted stock units vested	(170,309)	80.38
Restricted stock units canceled	(53,875)	84.14

Restricted stock units outstanding, December 31, 2008	698,955	75.46
Restricted stock units granted	884,318	55.96
Restricted stock units vested	(308,459)	72.85
Restricted stock units canceled	(51,262)	71.83

Restricted stock units outstanding, December 31, 2009	1,223,552	62.18

Total fair value of restricted shares and restricted stock units vested during the years ended December 31, 2009, 2008 and 2007 was $32,712,000, $26,153,000 and $10,039,000, respectively.

Fair Value Calculations—Restricted Shares and Restricted Stock Units

The Company used a Monte Carlo simulation option-pricing model to determine the fair value of restricted shares and restricted stock units that have both a service and market price condition with the following weighted average assumptions for the years ended December 31:

	2008	2007
Dividend yield	0%	0%
Expected volatility	61%	65%
Risk-free interest rate	3.74%	4.56%

Commencing February 2008, the Company ceased granting restricted shares and restricted stock units with a market price condition. The Company uses fair value of its common stock traded in the market on the date of the grant to determine the fair value of restricted shares and restricted stock units that have a service condition only or have both a service and performance condition.

Employee Stock Purchase Plans

In June 2004, the Company’s stockholders approved the adoption of the 2004 Employee Stock Purchase Plan and International Employee Stock Purchase Plan (the “2004 Purchase Plans”) as successor plans to a

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

previous plan that ceased activity in 2005. A total of 500,000 shares have been reserved for issuance under the 2004 Purchase Plans, and the number of shares available for issuance under the 2004 Purchase Plans automatically increases on January 1 each year, beginning in 2005, by the lesser of 2% of the shares of common stock then outstanding or 500,000 shares. As of December 31, 2009, a total of 2,268,580 shares remained available for purchase under the 2004 Purchase Plans. The 2004 Purchase Plans permit eligible employees to purchase common stock on favorable terms via payroll deductions of up to 15% of the employee’s cash compensation, subject to certain share and statutory dollar limits. Two overlapping offering periods commence during each calendar year, on each February 15 and August 15 or such other periods or dates as determined by the Compensation Committee from time to time, and the offering periods last up to 24 months with a purchase date every six months. The price of each share purchased is 85% of the lower of a) the fair value per share of common stock on the last trading day before the commencement of the applicable offering period or b) the fair value per share of common stock on the purchase date. The 2004 Purchase Plans are administered by the Compensation Committee of the Board of Directors, and such plans will terminate automatically in June 2014 unless a) the 2004 Purchase Plans are extended by the Board of Directors and b) the extension is approved within 12 months by the Company’s stockholders.

For the years ended December 31, 2009, 2008 and 2007, 151,863, 119,354 and 120,787 shares, respectively, were issued under the 2004 Purchase Plans at a weighted average purchase price of $43.57, $52.92 and $39.50 per share, respectively.

Fair Value Calculations—Employee Stock Purchase Plans

The Company uses the Black-Scholes option-pricing model to determine the fair value of shares purchased under the 2004 Purchase Plans with the following weighted average assumptions for the years ended December 31:

	2009	2008	2007
Dividend yield	0%	0%	0%
Expected volatility	48%	59%	41%
Risk-free interest rate	2.70%	3.57%	4.60%
Expected life (in years)	1.25	1.25	1.25

The weighted-average fair value per share of shares purchased on the date of purchase was $29.17, $26.34 and $21.02, respectively, for the years ended December 31, 2009, 2008 and 2007.

Stock-Based Compensation Recognized in the Consolidated Statement of Operations

The following table presents, by operating expense, the Company’s stock-based compensation expense recognized in the Company’s consolidated statement of operations for the three years ended December 31 (in thousands):

	2009	2008	2007
Cost of revenues	$5,908	$4,641	$4,128
Sales and marketing	10,329	10,637	8,925
General and administrative	36,819	39,807	29,678

	$53,056	$55,085	$42,731

During the year ended December 31, 2008, the Company entered into agreements with its two senior officers in Europe in connection with their resignations and modified their outstanding stock awards. As a result,

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the Company recorded an incremental stock-based compensation charge of $3,098,000, which is included in general and administrative expenses in the Company’s accompanying consolidated statements of operations for the year ended December 31, 2008.

During the years ended December 31, 2009, 2008 and 2007, the Company capitalized $747,000, $574,000 and $126,000, respectively, of stock-based compensation expense as construction in progress in property, plant and equipment.

The Company’s stock-based compensation recognized in the consolidated statement of operations was comprised of the following types of equity awards for the years ended December 31 (in thousands):

	2009	2008	2007
Stock options	$16,008	$19,873	$22,306
Restricted shares and restricted stock units	30,479	31,899	17,720
Employee stock purchase plans	6,569	3,313	2,705

	$53,056	$55,085	$42,731

As of December 31, 2009, the total stock-based compensation cost related to unvested equity awards not yet recognized, net of estimated forfeitures, totaled $76,337,000, which is expected to be recognized over a weighted-average period of 2.21 years.

13. Income Taxes

Income or loss before income taxes is attributable to the following geographic locations for the years ended December 31 (in thousands):

	2009	2008	2007
United States	$69,343	$23,309	$(7,083)
Foreign	39,685	(3,004)	(2,335)

Income (loss) before income taxes	$109,028	$20,305	$(9,418)

The provision for income tax consisted of the following components for the years ended December 31 (in thousands).

	2009	2008	2007
Current:
Federal	$(152)	$—	$—
State	(3,010)	(517)	(61)
Foreign	(8,957)	(1,302)	(107)

Subtotal	(12,119)	(1,819)	(168)

Deferred:
Federal	(30,288)	73,944	—
State	(1,957)	11,134	—
Foreign	4,767	4,360	(305)

Subtotal	(27,478)	89,438	(305)

Benefit (provision) for income taxes	$(39,597)	$87,619	$(473)

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

State and foreign taxes not based on income are included in general and administrative expenses and the aggregated amount is insignificant for the fiscal years ended December 31, 2009, 2008 and 2007.

The fiscal 2009, 2008 and 2007 income tax benefit (expense) differed from the amounts computed by applying the U.S. federal income tax rate of 35% to pre-tax income (loss) as a result of the following for the years ended December 31 (in thousands):

	2009	2008	2007
Federal tax at statutory rate	$(38,160)	$(7,107)	$3,296
State taxes	(4,967)	(702)	(61)
Deferred tax assets generated in current year not benefited	(6,028)	(5,036)	(3,408)
Meals and entertainment	(76)	(74)	(54)
Stock option deduction	(2,758)	(672)	(456)
Change in valuation allowance	8,830	101,563	1,475
Disallowed executives’ compensation	(493)	(1,032)	(861)
Effect of tax settlement and rate change	—	(526)	(924)
Uncertain tax positions	(15)	(286)	—
Foreign rate differential	4,830	1,518	—
Other, net	(760)	(27)	520

Total tax benefit (expense)	$(39,597)	$87,619	$(473)

The Company has not provided for U.S. federal income and foreign withholding taxes on the undistributed earnings from non-U.S. operations as of December 31, 2009 because the Company intends to reinvest the earnings outside the U.S. for an indefinite period of time. If the Company were to distribute these earnings to the U.S. in the form of dividends or otherwise, the Company could be subject to both U.S. income taxes and foreign withholding taxes. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable.

The types of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are set out below as of December 31 (in thousands):

	2009	2008
Deferred tax assets:
Depreciation and amortization	$15,474	$60,983
Reserves	32,820	22,765
Charitable contributions	73	73
Stock-based compensation	17,147	17,396
Unrealized (gain) loss	3,549	6,070
State tax	870	245
Net operating losses and credits	54,540	61,589

Gross deferred tax assets	124,473	169,121
Valuation allowance	(34,364)	(40,274)

Total deferred tax assets	90,109	128,847

Deferred tax liabilities:
Debt discount	(32,526)	(16,838)
Fixed assets fair value step-up	(16,765)	(13,656)
Intangibles	(15,576)	(16,614)

Total deferred tax liabilities	(64,867)	(47,108)

Net deferred tax assets	$25,242	$81,739

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The $25,242,000 of deferred tax assets as of December 31, 2009 are attributable to the Company’s operations in the United States, Australia, Hong Kong, Singapore and certain entities in Europe. The $81,739,000 of deferred tax assets as of December 31, 2008 are attributable to the Company’s operations in the United States, Australia, Singapore and certain entities in Europe.

As a result of the IXEurope Acquisition and Virtu Acquisition, the Company recognized deferred tax liabilities in a number of European jurisdictions attributable to the identifiable intangibles and fixed assets’ fair value step-ups related to the purchases. The Company’s deferred tax liabilities are included in other current liabilities and other liabilities on the accompanying consolidated balance sheets as of December 31, 2009 and 2008.

The Company’s accounting for deferred taxes involves weighing positive and negative evidence concerning the realizability of the Company’s deferred tax assets in each tax jurisdiction. After considering such evidence as the nature, frequency and severity of current and cumulative financial reporting losses, the sources of future taxable income and available tax planning strategies, management concluded that a 100% valuation allowance was required in certain foreign jurisdictions. A valuation allowance is provided for the deferred tax assets, net of deferred tax liabilities, associated with the Company’s operations in certain jurisdictions located in the Company’s Asia-Pacific and European regions. The operations in these jurisdictions still have significant recent losses as of the end of 2009. As such, management does not believe these operations have established a sustained history of profitability and therefore the valuation allowance is necessary.

During the year ended December 31, 2009, the Company released the valuation allowances of $3,119,000 and $5,196,000, respectively, against the deferred tax assets in Hong Kong and one of its U.K. entities as both entities have been profitable. Upon evaluating the positive and negative evidence, management concluded it was more likely than not that the deferred tax assets will be fully realizable in its operations in both entities.

The Company released the valuation allowance against the deferred tax assets in the U.S. at the end of the fiscal year 2008. In reaching this decision, the Company assessed both the positive and negative evidence, which included the following:

Positive Evidence:

•

In the fourth quarter of 2008, the U.S. business achieved three year cumulative profitability. The U.S. profit before tax (“PBT”), as adjusted for permanent tax differences, was positive in 2007 and 2008. In the fourth quarter of 2008, the trailing 12 quarters of U.S. PBT, as adjusted for permanent tax differences, moved from a loss to a profit. Prior to the fourth quarter of 2008 the Company would have had a three year cumulative loss.

•

The U.S. business has transitioned from losses to profit as a result of the Company’s recurring revenue model and a cost structure which has a large base that is fixed in nature and generally does not grow in proportion to revenue growth. Once the U.S. business achieved a size sufficient to cover the fixed cost base, incremental revenue will principally contribute to the U.S. PBT. The U.S. business was profitable for every quarter in 2008.

•

In 2008, the U.S. business began utilizing its deferred tax assets because of its PBT, as adjusted for permanent items. Additionally, the net operating losses can be carried forward for 20 years and the first year that the federal NOL’s begin to expire is 2019. The Company expected that in 2009 and thereafter that the U.S. business would be profitable, even after considering the effects of the financial crisis and credit crunch.

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Negative Evidence:

•

The U.S. business had no history of annual profitability prior to 2008 since inception. The cumulative losses since inception are significant and the net operating loss carry forwards as of December 31, 2008 for federal purposes were approximately $148.0 million.

•

The Company does not see opportunities in its U.S. business that will allow the Company to implement any tax strategies to accelerate the recognition of taxable income and utilization of the net operating loss carryforwards.

When conducting the quantitative and qualitative analysis of all the positive and negative evidence listed above, the Company gave significant weight to the achievement of three years of cumulative profitability that was achieved in the fourth quarter of 2008, the improving trends for profitability from 2006 to 2008, the nature of the Company’s business, and the utilization of the U.S. deferred tax assets in 2008. Therefore the Company concluded that the positive evidence out weighted the negative evidence and that it was more likely than not that the deferred tax assets will be realized.

The Company also released the valuation allowance against the deferred tax assets in Australia at the end of fiscal year 2008 as such operations had been profitable every quarter in the prior three-year period. Upon evaluating the positive and negative evidence, management concluded it was more likely than not that the deferred tax assets will be fully realizable in its operations in Australia. The operations in both the U.S. and Australia generated significant profit during the year ended December 31, 2009.

The Company has not provided a valuation allowance for its operations in Singapore and Switzerland, as management does not believe that a valuation allowance is needed for these two jurisdictions given that both jurisdictions have a history of profitability.

Federal and state tax laws, including California tax laws, impose substantial restrictions on the utilization of net operating loss and credit carryforwards in the event of an “ownership change” for tax purposes, as defined in Section 382 of the Internal Revenue Code. In 2003, the Company conducted an analysis to determine whether an ownership change had occurred due to significant stock transactions in each of the reporting years disclosed at that time. The analysis indicated that an ownership change occurred during the fiscal year 2002, which resulted in an annual limitation of approximately $819,000 for net operating loss carryforwards generated prior to 2003. Therefore, the Company substantially reduced its federal and state net operating loss carryforwards for the periods prior to 2003 to approximately $16,400,000. In addition, an ownership change under Section 382 of the Internal Revenue Code was triggered in September 2007 by the issuance of 4,211,939 shares of the Company’s common stock. However, the annual limitation associated with this ownership change is not meaningful due to the substantial market capitalization of the Company at the time of the ownership change. While a final determination has not been made, the Company does not expect that a Section 382 ownership change occurred in 2009.

The Company did not pay a significant amount of tax for fiscal year 2009. The tax costs will be primarily limited to foreign income tax for the Company’s operations in Europe, federal alternative minimum tax, and state income taxes.

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company had net operating loss carryforwards of approximately $162,180,000 and $154,148,000, respectively, for federal and state income tax purposes as of December 31, 2009. The net operating loss carryforwards expire, if not utilized, at various intervals from the years 2010 through 2028 as outlined below (in thousands):

Expiration Date	Net Operating Loss Carry Forwards
	Federal	States
2010 to 2012	$—	$12,846
2013 to 2015	—	24,405
2016 to 2018	—	5,283
2019 to 2021	5,500	9,228
2022 to 2024	60,731	31,798
2025 to 2027	68,395	69,441
2028 & thereafter	27,554	1,147

	$162,180	$154,148

The Company believes that the state net operating loss carryforwards expiring in the next few years will be utilized in 2010. Approximately $113,000,000 of the total net operating loss carryforwards is attributable to excess employee stock option deductions, the benefit from which will be credited to additional paid-in capital when subsequently utilized in future years. In addition, the Company’s foreign operations had approximately $123,400,000 of net operating loss carryforwards for local income tax purposes, of which approximately $33,200,000 expires, if not utilized, at various intervals from the years 2010 through 2018 while the rest of the foreign operating losses can be carried forward indefinitely.

The beginning and ending balances of the Company’s unrecognized tax benefits are reconciled below (in thousands):

Unrecognized tax benefits as of December 31, 2006	$1,745
Gross increase related to prior year tax positions	627
Settlement	(206)

Unrecognized tax benefits as of December 31, 2007	2,166
Gross increase related to prior year tax positions	394
Settlement	(1,373)

Unrecognized tax benefits as of December 31, 2008	1,187
Gross increase related to prior year tax positions	372
Settlement	—

Unrecognized tax benefits as of December 31, 2009	$1,559

The unrecognized tax benefits of $1,559,000 as of December 31, 2009, if subsequently recognized, will affect the Company’s effective tax rate favorably at the time when such a benefit is recognized. During fiscal year 2008, the Company reached a final agreement with a state in which it once operated to close an appeal filed by the Company in that state’s tax court. The Company filed the appeal in 2006 to contest the decision made by the state auditor disallowing the refundable research and capital goods credits. As a result of the settlement, the total unrecognized tax benefit decreased by $1,373,000 for the year.

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s income tax returns for all tax years remain open to examination by federal and state taxing authorities due to the Company’s net operating loss carryforwards. In addition, the Company’s tax years of 2003 through 2008 remain open and subject to examination by local tax authorities in certain foreign jurisdictions in which the Company has major operations. There were no income tax audits during the year ended December 31, 2009.

14.	Commitments and Contingencies

Operating Lease Commitments

The Company currently leases the majority of its IBX data centers and certain equipment under noncancelable operating lease agreements. The majority of the Company’s operating leases for its IBX data centers expire at various dates from 2010 through 2027 with renewal options available to the Company. The lease agreements typically provide for base rental rates that increase at defined intervals during the term of the lease. In addition, the Company has negotiated rent expense abatement periods to better match the phased build-out of its IBX data centers. The Company accounts for such abatements and increasing base rentals using the straight-line method over the life of the lease. The difference between the straight-line expense and the cash payment is recorded as deferred rent.

Minimum future operating lease payments, excluding operating leases covered under restructuring charges (see Note 17), as of December 31, 2009 are summarized as follows (in thousands):

Year ending:
2010	$66,599
2011	62,395
2012	61,364
2013	62,252
2014	60,403
2015 and thereafter	250,428

Total	$563,441

Total rent expense was approximately $61,359,000, $50,366,000 and $36,224,000 for the years ended December 31, 2009, 2008 and 2007, respectively. Deferred rent, primarily included in other liabilities on the accompanying consolidated balance sheets, was $34,691,000 and $28,641,000 as of December 31, 2009 and 2008, respectively.

Other Purchase Commitments

Primarily as a result of the Company’s various IBX expansion projects, as of December 31, 2009, the Company was contractually committed for $151,659,000 of unaccrued capital expenditures, primarily for IBX equipment not yet delivered and labor not yet provided, in connection with the work necessary to open these IBX data centers and make them available to customers for installation. In addition, the Company had numerous other, non-capital purchase commitments in place as of December 31, 2009, such as commitments to purchase power in select locations, primarily in the U.S., Singapore and the United Kingdom, through 2010 and thereafter, and other open purchase orders for goods or services to be delivered or provided during 2010. Such other miscellaneous purchase commitments totaled $107,186,000 as of December 31, 2009.

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Legal Matters

IPO Litigation

On July 30, 2001 and August 8, 2001, putative shareholder class action lawsuits were filed against the Company, certain of its officers and directors (the “Individual Defendants”), and several investment banks that were underwriters of our initial public offering (the “Underwriter Defendants”). The cases were filed in the United States District Court for the Southern District of New York. Similar lawsuits were filed against approximately 300 other issuers and related parties. These lawsuits have been coordinated before a single judge. The purported class action alleges violations of Sections 11 and 15 of the Securities Act of 1933 and Sections 10(b), Rule 10b-5 and 20(a) of the Securities Exchange Act of 1934 against the Company and the Individual Defendants. The plaintiffs have since dismissed the Individual Defendants without prejudice. The suits allege that the Underwriter Defendants agreed to allocate stock in the Company’s initial public offering to certain investors in exchange for excessive and undisclosed commissions and agreements by those investors to make additional purchases in the aftermarket at pre-determined prices. The plaintiffs allege that the prospectus for the Company’s initial public offering was false and misleading and in violation of the securities laws because it did not disclose these arrangements. The action seeks damages in an unspecified amount. On February 19, 2003, the court dismissed the Section 10(b) claim against the Company, but denied the motion to dismiss the Section 11 claim.

The parties in the approximately 300 coordinated cases, including the parties in the Equinix case, reached a settlement. It provides for releases of existing claims and claims that could have been asserted relating to the conduct alleged to be wrongful from the class of investors participating in the settlement. The insurers for the issuer defendants in the coordinated cases will make the settlement payment on behalf of the issuers, including Equinix. On October 6, 2009, the Court granted final approval to the settlement. Six notices of appeal and one petition seeking permission to appeal, from a group of objectors who also filed a notice of appeal, have been filed. Due to the inherent uncertainties of litigation, the Company cannot accurately predict the ultimate outcome of the matter. The Company is unable at this time to determine whether the outcome of the litigation would have a material impact on its results of operations, financial condition or cash flows. The Company intends to continue to defend the action vigorously if the settlement does not survive the appeal.

Pihana Litigation

On August 22, 2008, a complaint was filed against Equinix, certain former officers and directors of Pihana Pacific, Inc. (“Pihana”), certain investors in Pihana, and others. The lawsuit was filed in the First Circuit Court of the State of Hawaii, and arises out of December 2002 agreements pursuant to which Equinix merged Pihana and i-STT (a subsidiary of Singapore Technologies Telemedia Pte Ltd) into the internet exchange services business of Equinix. Plaintiffs, who were allegedly holders of Pihana common stock, allege that their rights as shareholders were violated, and the transaction was effectuated improperly, by Pihana’s majority shareholders, officers and directors, with the alleged assistance of Equinix and others. Among other things, plaintiffs contend that they effectively had a right to block the transaction, that this supposed right was disregarded, and that they improperly received no consideration when the deal was completed. The complaint seeks to recover unspecified punitive damages, equitable relief, fees and costs, and compensatory damages in an amount that plaintiffs allegedly “believe may be all or a substantial portion of the approximately $725.0 million value of Equinix held by Defendants” (a group that includes more than 30 individuals and entities). An amended complaint, which adds new plaintiffs (other alleged holders of Pihana common stock) but is otherwise substantially similar to the original pleading, was filed on September 29, 2008 (the “Amended Complaint”). On October 13, 2008, a complaint was filed in a separate action by another purported holder of Pihana common stock, naming the same defendants and asserting substantially similar allegations as the August 22, 2008 and September 29, 2008 pleadings. On December 12, 2008, the court entered a stipulated order, which consolidated the two actions under one case number and set January 22, 2009 as the last day for Defendants to move to dismiss or otherwise respond

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

to the Amended Complaint, the operative complaint in this case. On January 22, 2009, motions to dismiss the Amended Complaint were filed by Equinix and other Defendants. On April 24, 2009, plaintiffs filed a Second Amended Complaint (“SAC”) to correct the naming of certain parties. The SAC is otherwise substantively identical to the Amended Complaint, and all motions to dismiss the Amended Complaint have been treated as responsive to the SAC. On September 1, 2009, the Court heard Defendants’ motions to dismiss the SAC and ruled at the hearing that all claims against all Defendants are time-barred. The Court also considered whether there were further independent grounds for dismissing the claims, and supplemental briefing has been submitted with respect to claims against one defendant and plaintiffs’ renewed request for further leave to amend. The Court has not yet entered a final Order on the motions to dismiss. The Company believes that plaintiffs’ claims and alleged damages are without merit and it intends to defend the litigation vigorously.

Due to the inherent uncertainties of litigation, the Company cannot accurately predict the ultimate outcome of the matter. The Company is unable at this time to determine whether the outcome of the litigation would have a material impact on its results of operations, financial condition or cash flows.

Switch and Data Litigation

In the fourth quarter of 2009, three purported stockholder class action lawsuits were filed against the Company in connection with the Company’s proposed merger with Switch and Data. The first, filed October 27, 2009 in the Delaware Chancery Court, names Equinix, Sundance Acquisition Corporation, Switch and Data, and the members of Switch and Data’s board of directors as defendants. The lawsuit alleges that the Switch and Data directors breached their fiduciary duties to Switch and Data’s stockholders in connection with the proposed merger, and that Equinix aided and abetted these alleged breaches. The second complaint, filed October 30, 2009 in Florida state court, raises similar claims against the same defendants. The third complaint, filed on December 7, 2009 in the United States District Court for the Middle District of Florida, likewise raises similar claims but did not name Sundance Acquisition Corporation as a defendant. Both the second and third complaints included claims alleging that Switch and Data had failed to disclose material information concerning the merger to stockholders.

On January 19, 2010, counsel for parties in all three lawsuits entered into a memorandum of understanding in which they agreed upon the terms of a settlement of all three lawsuits. In connection with this settlement, the three lawsuits and all claims asserted therein are expected to be dismissed with prejudice. The memorandum of understanding provides that the parties will seek approval of the settlement in Florida state court and that simultaneously, the parties will agree to stay the actions pending in the Delaware Chancery Court and the Florida federal court. The proposed settlement is conditional upon, among other things, the execution of an appropriate stipulation of settlement, consummation of the merger and final approval of the proposed settlement by the Florida state court. The proposed settlement contemplates that plaintiffs’ counsel will apply to the Florida state court for an award of attorneys’ fees and costs in an aggregate amount of $900,000, and that the defendants will not oppose or undermine this application. The Company expects that approximately 70 percent of these attorneys’ fees will be paid by insurance maintained by Switch and Data, and that we will pay the remainder. The Company intends to continue to defend the action vigorously if the settlement is not finalized.

Due to the inherent uncertainties of litigation, the Company cannot accurately predict the ultimate outcome of the matter. The Company is unable at this time to determine whether the outcome of the litigation would have a material impact on its results of operations, financial condition or cash flows.

Litigation Summary

The Company believes that while an unfavorable outcome to these litigations is reasonably possible, a range of potential loss cannot be determined at this time. As a result, the Company had not accrued for any amounts in

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

connection with these legal matters as of December 31, 2009. The Company and its officers and directors intend to continue to defend the actions vigorously.

Estimated and Contingent Liabilities

The Company estimates exposure on certain liabilities, such as income and property taxes, based on the best information available at the time of determination. With respect to real and personal property taxes, the Company records what it can reasonably estimate based on prior payment history, current landlord estimates or estimates based on current or changing fixed asset values in each specific municipality, as applicable. However, there are circumstances beyond the Company’s control whereby the underlying value of the property or basis for which the tax is calculated on the property may change, such as a landlord selling the underlying property of one of the Company’s IBX data center leases or a municipality changing the assessment value in a jurisdiction and, as a result, the Company’s property tax obligations may vary from period to period. Based upon the most current facts and circumstances, the Company makes the necessary property tax accruals for each of its reporting periods. However, revisions in the Company’s estimates of the potential or actual liability could materially impact the financial position, results of operations or cash flows of the Company.

From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of its business activities. The Company accrues contingent liabilities when it is probable that future expenditures will be made and such expenditures can be reasonably estimated. In the opinion of management, there are no pending claims for which the outcome is expected to result in a material adverse effect in the financial position, results of operations or cash flows of the Company.

Employment Agreements

The Company has entered into a severance agreement with each of its executive officers that provides for a severance payment equal to the executive officer’s annual base salary and maximum bonus in the event his or her employment is terminated for any reason other than cause or he or she voluntarily resigns under certain circumstances as described in the agreement. In addition, under the agreement, the executive officer is entitled to the payment of his or her monthly health care premiums under the Consolidated Omnibus Budget Reconciliation Act for up to 12 months. For certain executive officers, these benefits are only triggered after a change-in-control of the Company.

Guarantor Arrangements

As permitted under Delaware law, the Company has agreements whereby the Company indemnifies its officers and directors for certain events or occurrences while the officer or director is, or was serving, at the Company’s request in such capacity. The term of the indemnification period is for the officer’s or director’s lifetime. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has a director and officer insurance policy that limits the Company’s exposure and enables the Company to recover a portion of any future amounts paid. As a result of the Company’s insurance policy coverage, the Company believes the estimated fair value of these indemnification agreements is minimal. The Company has no liabilities recorded for these agreements as of December 31, 2009.

The Company enters into standard indemnification agreements in the ordinary course of business. Pursuant to these agreements, the Company indemnifies, holds harmless, and agrees to reimburse the indemnified party for losses suffered or incurred by the indemnified party, generally the Company’s business partners or customers, in connection with any U.S. patent, or any copyright or other intellectual property infringement claim by any third

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

party with respect to the Company’s services. The term of these indemnification agreements is generally perpetual any time after execution of the agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal. The Company has no liabilities recorded for these agreements as of December 31, 2009.

The Company enters into arrangements with its business partners, whereby the business partner agrees to provide services as a subcontractor for the Company’s implementations. Accordingly, the Company enters into standard indemnification agreements with its customers, whereby the Company indemnifies them for other acts, such as personal property damage, of its subcontractors. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has general and umbrella insurance policies that enable the Company to recover a portion of any amounts paid. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal. The Company has no liabilities recorded for these agreements as of December 31, 2009.

The Company has service level commitment obligations to certain of its customers. As a result, service interruptions or significant equipment damage in the Company’s IBX data centers, whether or not within the Company’s control, could result in service level commitments to these customers. The Company’s liability insurance may not be adequate to cover those expenses. In addition, any loss of services, equipment damage or inability to meet the Company’s service level commitment obligations, particularly in the early stage of the Company’s development, could reduce the confidence of the Company’s customers and could consequently impair the Company’s ability to obtain and retain customers, which would adversely affect both the Company’s ability to generate revenues and the Company’s operating results. The Company generally has the ability to determine such service level credits prior to the associated revenue being recognized. The Company has no significant liabilities in connection with service level credits as of December 31, 2009.

15.	Related Party Transactions

The Company has several significant stockholders, and other related parties, that are also customers and/or vendors. For the years ended December 31, 2009, 2008 and 2007, revenues recognized with related parties were $23,419,000, $20,361,000 and $8,396,000, respectively. As of December 31, 2009, 2008 and 2007, accounts receivable with these related parties were $4,614,000, $4,921,000 and $2,128,000, respectively. For the year ended December 31, 2009, 2008 and 2007, costs and services procured with related parties were $1,128,000, $1,944,000 and $1,219,000, respectively. As of December 31, 2009, 2008 and 2007, accounts payable with these related parties were $34,000, $85,000 and $122,000, respectively.

16.	Segment Information

While the Company has a single line of business, which is the design, build-out and operation of network-neutral IBX data centers, it has determined that it has three reportable segments comprised of its U.S., Europe and Asia-Pacific geographic regions. The Company’s chief operating decision-maker evaluates performance, makes operating decisions and allocates resources based on the Company’s revenue and adjusted EBITDA performance both on a consolidated basis and based on these three geographic regions.

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company provides the following segment disclosures as follows for the years ended December 31 (in thousands):

	2009		2008		2007
Total revenues:
United States	$535,489		$442,803		$324,878
Europe	228,136		177,502		37,490
Asia-Pacific	118,884		84,375		57,074

	$882,509		$704,680		$419,442

Total depreciation and amortization:
United States	$105,038		$99,892		$80,781
Europe	43,415		41,048		9,813
Asia-Pacific	25,077		18,107		9,509

	$173,530		$159,047		$100,103

Income (loss) from operations:
United States	$128,168		$66,202		$11,510
Europe	31,202		1,442		(4,034)
Asia-Pacific	21,709		5,618		2,616

	$181,079		$73,262		$10,092

Capital expenditures:
United States	$186,242		$218,698		$418,677
Europe	152,576	(1)	166,849	(2)	577,907	(3)
Asia-Pacific	58,900		84,726		42,574

	$397,718		$470,273		$1,039,158

(1)	Includes the purchase price for the Upminster Acquisition (see Note 2), net of cash acquired, totaling $28,176,000.
(2)	Includes the purchase price for the Virtu Acquisition (see Note 2), net of cash acquired, totaling $23,241,000.
(3)	Includes the purchase price for the IXEurope Acquisition (see Note 2), net of cash acquired, totaling $541,792,000.

The Company’s long-lived assets are located in the following geographic areas as of December 31 (in thousands):

	2009	2008
United States	$1,130,637	$1,043,504
Europe	493,492	309,655
Asia-Pacific	183,986	139,671

	$1,808,115	$1,492,830

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue information on a services basis is as follows (in thousands):

	2009	2008	2007
Colocation	$704,860	$542,943	$304,724
Interconnection	106,894	93,739	73,111
Managed infrastructure	29,004	29,453	20,093
Rental	1,091	1,028	1,237

Recurring revenues	841,849	667,163	399,165
Non-recurring revenues	40,660	37,517	20,277

	$882,509	$704,680	$419,442

17.	Restructuring Charges

In December 2004, in light of the availability of fully built-out data centers in select markets at costs significantly below those costs the Company would incur in building out new space, the Company made the decision to exit leases for excess space adjacent to one of the Company’s New York metro area IBXs, as well as space on the floor above its original Los Angeles IBX. As a result of the Company’s decision to exit these spaces, the Company recorded restructuring charges totaling $17,685,000, which represents the present value of the Company’s estimated future cash payments, net of estimated sublease income and expense, through the remainder of these lease terms, as well as the write-off of all remaining property, plant and equipment attributed to the partial build-out of the excess space on the floor above its Los Angeles IBX.

The Company estimated the future cash payments required to exit these two leased spaces, net of any estimated sublease rental income and expense, through the remainder of these lease terms and then calculated the present value of such future cash flows in order to determine the appropriate restructuring charge to record. Subsequent to recording the initial restructuring charge, the Company records accretion expense to accrete its accrued restructuring liability up to an amount equal to the total estimated future cash payments necessary to complete the exit of these leases. Should the actual lease exit costs differ from the Company’s estimates, the Company may need to adjust its restructuring charges associated with the excess lease spaces, which would impact net income in the period such determination was made.

A summary of the movement in the 2004 accrued restructuring charges during the year ended December 31, 2009 is outlined as follows (in thousands):

	Accrued restructuring charge as of December 31, 2008	Accretion expense	Restructuring charge adjustments	Cash payments	Accrued restructuring charge as of December 31, 2009
Estimated lease exit costs	$13,311	$432	$(6,053)	$(1,771)	$5,919

	13,311	$432	$(6,053)	$(1,771)	5,919

Less current portion	(6,023)				(2,403)

	$7,288				$3,876

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of the movement in the 2004 accrued restructuring charges during the year ended December 31, 2008 is outlined as follows (in thousands):

	Accrued restructuring charge as of December 31, 2007	Accretion expense	Restructuring charge adjustments	Cash payments	Accrued restructuring charge as of December 31, 2008
Estimated lease exit costs	$12,140	$792	$3,142	$2,763	$13,311

	12,140	$792	$3,142	$2,763	13,311

Less current portion	(3,973)				(6,023)

	$8,167				$7,288

A summary of the movement in the 2004 accrued restructuring charges during the year ended December 31, 2007 is outlined as follows (in thousands):

	Accrued restructuring charge as of December 31, 2006	Accretion expense	Restructuring charge adjustments	Cash payments	Accrued restructuring charge as of December 31, 2007
Estimated lease exit costs	$13,857	$808	$407	$(2.932)	$12,140

	13,857	$808	$407	$(2.932)	12,140

Less current portion	(3,096)				(3,973)

	$10,761				$8,167

During the year ended December 31, 2009, the Company recorded reductions to the restructuring charges totaling $6,053,000, of which $5,833,000 was a reversal of accrued restructuring charges associated with the Los Angeles lease as the Company decided to utilize this space it previously abandoned in order to expand its original Los Angeles IBX data center. During the years ended December 31, 2008 and 2007, the Company recorded additional restructuring charges totaling $3,142,000 and $407,000, respectively, as a result of revised sublease assumptions. The Company’s excess space in the New York metro area remains abandoned and continues to be an accrued restructuring charge. As the Company currently has no plans to enter into lump sum lease terminations with the landlord associated with the excess space lease in the New York metro area, the Company has reflected its accrued restructuring liability as both current and non-current liability. The Company reports accrued restructuring charges within other current liabilities and other liabilities on the accompanying consolidated balance sheets as of December 31, 2009 and 2008. The Company is contractually committed to this excess space lease through 2015.

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s minimum future payments associated with one excess space lease is as follows (in thousands):

2010	$2,284
2011	2,266
2012	2,455
2013	2,471
2014	2,487
2015	1,460

13,423
Less amount representing estimated sublease income and expense	(6,575)

6,848
Less amount representing accretion	(929)

5,919
Less current portion	(2,043)

$3,876

18.	Subsequent Events

On January 1, 2010, pursuant to the provisions of the Company’s equity compensation plans (see Note 12), the number of common shares in reserve automatically increased by 2,358,915 shares for the 2000 Equity Incentive Plan, 500,000 shares for the 2004 Purchase Plans and 50,000 shares for the 2000 Director Option Plan.

In January 2010, the Company received an additional distribution of $3,420,000 from the Reserve (see “Cash, Cash Equivalents and Short-Term and Long-Term Investments” in Note 5). As a result, the Company will record a recovery of other-than-temporary impairment loss in its consolidated statement of operations in the first quarter of 2010.

In January 2010, Switch and Data stockholders voted to approve the Switch and Data Acquisition. Completion of the acquisition remains subject to the expiration or termination of the waiting period imposed by the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the satisfaction or waiver of the other closing conditions.

In February 2010, the Company amended the Bank of America Revolving Credit Line and extended the maturity date to February 2011. The financial covenants remain primarily unchanged with a tangible net worth covenant, a debt service ratio and a senior leverage ratio. In addition, the Bank of America Revolving Credit Line was amended to permit the Company to fund the cash payment portion of the pending Switch and Data Acquisition.

The Company has evaluated subsequent events through February 19, 2010, which is the date the consolidated financial statements were issued, and determined that there are no subsequent events that would impact the Company’s condensed consolidated financial statements for the year ended December 31, 2009.

19.	Quarterly Financial Information (Unaudited)

The Company believes that period-to-period comparisons of its financial results should not be relied upon as an indication of future performance. The Company’s revenues and results of operations have been subject to significant fluctuations, particularly on a quarterly basis, and the Company’s revenues and results of operations

EQUINIX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

could fluctuate significantly quarter-to-quarter and year-to-year. Significant quarterly fluctuations in revenues will cause fluctuations in the Company’s cash flows and the cash and cash equivalents and accounts receivable accounts on the Company’s consolidated balance sheet. Causes of such fluctuations may include the volume and timing of new orders and renewals, the timing of the opening of new IBX data centers, the sales cycle for the Company’s services, the introduction of new services, changes in service prices and pricing models, trends in the Internet infrastructure industry, general economic conditions, extraordinary events such as acquisitions or litigation and the occurrence of unexpected events.

The unaudited quarterly financial information presented below has been prepared by the Company and reflects all adjustments, consisting only of normal recurring adjustments, which in the opinion of management are necessary to present fairly the financial position and results of operations for the interim periods presented.

The following table presents selected quarterly information for fiscal 2009 and 2008:

	First quarter	Second quarter	Third quarter	Fourth quarter
	(in thousands, except per share data)
2009:
Revenues	$199,231	$213,168	$227,558	$242,552
Gross profit	87,426	94,634	101,551	115,478
Net income	15,457	17,440	18,812	17,722	(a)
Basic earnings per share	0.41	0.46	0.49	0.45
Diluted earnings per share	0.40	0.44	0.47	0.44

2008:
Revenues	$158,218	$172,044	$183,735	$190,683
Gross profit	63,709	70,005	73,830	82,337
Net income	3,797	708	5,556	97,863	(b)
Basic earnings per share	0.10	0.02	0.15	2.61
Diluted earnings per share	0.10	0.02	0.15	2.33

(a)	Includes an out-of-period adjustment as more fully described in “Property, Plant and Equipment” in Note 1.
(b)	Includes an income tax benefit of $88,019,000.

$750,000,000

Equinix, Inc.

8.125% Senior Notes due 2018

PROSPECTUS

February 26, 2010

Citi

J.P. Morgan

BofA Merrill Lynch

Barclays Capital

Goldman, Sachs & Co.

ING

RBS